An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this preliminary proxy statement/offering circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This preliminary proxy statement/offering circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final proxy statement/offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final proxy statement/offering circular or the offering statement in which such final proxy statement/offering circular was filed may be obtained.

PRELIMINARY PROXY STATEMENT OF APOLLONIA, LLC P.O. Box 272390 Fort Collins, CO 80527	PRELIMINARY OFFERING CIRCULAR FOR 200,000 COMMON UNITS OF ST. RENATUS, LLC 1000 Centre Avenue, Suite 120 Fort Collins, Colorado 80526 970.282.0156 www.st-renatus.com

PRELIMINARY – SUBJECT TO COMPLETION – DATED DECEMBER 26, 2018

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

Dear Apollonia, LLC Member:

The boards of directors of Apollonia, LLC (“Apollonia”), and St. Renatus, LLC (“St. Renatus”) have approved a merger of Apollonia with a newly-created, wholly-owned subsidiary of St. Renatus called “SR Merger Sub, LLC” (“Merger Sub”), with Apollonia continuing as the surviving entity after the merger as a wholly owned subsidiary of St. Renatus. The merger will be effected by the parties under an agreement and plan of merger between them dated as of November 7, 2018 (“Merger”). Upon the completion of the Merger, Apollonia members will surrender their units of Apollonia in exchange for a total of 200,000 newly issued voting common units of St. Renatus. Those units will be valued at $70 per unit for purposes of the transaction and divided between Apollonia unit holders as follows: (i) unitholders who have “invested cash” (as defined in the Apollonia member control agreement) will receive the number of St. Renatus common units equal to the remaining balance of their invested cash divided by $70; and (ii) the remaining St. Renatus common units will be allocated pro rata to all Apollonia unitholders. Fractional units will be rounded to the nearest whole St. Renatus common unit. If the Merger is approved, Apollonia unitholders will have to tender their Apollonia units and otherwise provide written consent before receiving St. Renatus common units. Apollonia members and financial rights holders are collectively referred to herein as “Apollonia members.”

Contemporaneously with the completion of the Merger, St. Renatus expects to acquire all of the issued and outstanding equity interests of Nasadent, LLC in exchange for the issuance of voting common units of St. Renatus. The Merger with Apollonia and the merger with Nasadent are not conditioned on the other merger being concluded, either merger could close independently from the other merger. If the Merger and St. Renatus’ acquisition of Nasadent are completed, it is expected that there will be issued and oustanding approximately 2,074,176 common units of St. Renatus, with current St. Renatus members owning approximately 77% of the combined company, current Apollonia members owning approximately 10% of the combined company, and current Nasadent members owning approximately 13% of the combined company.

The St. Renatus units to be issued pursuant to the Merger will be issued pursuant to the Regulation A exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and this document serves as an offering circular with respect to the St. Renatus units. The St. Renatus units are not listed on any stock exchange or trading market and St. Renatus does not currently have any plans to list its units on any stock exchange or trading market. Even if St. Renatus did intend to list its units on a stock exchange or trading market in the future, its ability to do is uncertain, and therefore Apollonia members should not assume that the St. Renatus units will ever be listed. For a description of the St. Renatus units, see the information in the “Description of St. Renatus Units” below. The offer and issuance of St. Renatus units in connection with its acquisition of Nasadent will be made pursuant to an exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder and they are not being offered pursuant to this proxy statement/offering circular.

St. Renatus will not receive any proceeds in connection with the issuance of its units in connection with the Merger. No underwriters are involved in this offering and no underwriter commissions will be paid. Only St. Renatus will distribute the units pursuant to this proxy statement/offering circular; no members or other security holders of St. Renatus will distribute any units pursuant to the proxy statement/offering circular. The actual date of distribution (offering) of the units will be shortly after the Merger is consummated (if the Merger is not consummated for any reason, no units will be distributed).

We cannot complete the Merger unless a sufficient number of Apollonia unitholders approve the merger agreement and the transactions associated with it. Your vote is very important, regardless of the number of units you own. Whether or not you plan to attend the Apollonia special unitholder meeting in person, please vote your units as promptly as possible so that your units may be represented and voted at the meeting. Please note that your failure to vote or to return your proxy card may result in a failure to establish a quorum for the Apollonia special meeting.

After due consideration, Apollonia’s board voted to approve the Merger. One board member abstained from the vote because of a potential conflict of interest, and the other board members all voted in favor of the Merger. The board recommends that Apollonia unitholders vote in favor of the proposal being submitted.

Additional information about the Merger is contained in the accompanying proxy statement/offering circular. You should read the entire proxy statement/offering circular carefully. In particular, we urge you to read the information under “Risk Factors.”

We thank you for your consideration and continued support.

Michael Herold
Chairman of the Board

[   ], 2018

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration. For general information on investing, we encourage you to refer to www.investor.gov.

Please pay particular attention to the section entitled “Risk Factors” for a discussion of the risks related to the Merger and the ownership of St. Renatus units.

The date of this proxy statement/offering circular is [    ], 2018 and it is first being mailed to the members of Apollonia, LLC on or about [    ], 2018.

NOTICE OF SPECIAL MEETING OF APOLLONIA MEMBERS

To the unitholders of Apollonia, LLC:

You are cordially invited to attend a special meeting of Members of Apollonia, LLC, a Minnesota limited liability company, to be held at [   ] on [   ], 2018, at [   ][a.m./p.m.], Mountain Standard Time. The purpose of the meeting shall be to consider and vote upon the following matters:

1.

to approve the agreement and plan of merger, dated as of November 7, 2018, among Apollonia, LLC, St. Renatus, LLC, and SR Merger Sub LLC, a copy of which is attached as Annex A to the proxy statement/offering circular accompanying this notice, and approve the merger of Apollonia, LLC, with SR Merger Sub, LLC, with Apollonia, LLC as the surviving company and becoming a direct, wholly-owned subsidiary of St. Renatus, LLC as a result of the merger; and

2.

to approve any motion to adjourn the special meeting, or any adjournment thereof, to another time or place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby.

Members also will consider and act on such other business as may properly come before the special meeting or any adjournment or postponement thereof.

THE APOLLONIA BOARD OF GOVERNORS RECOMMENDS THAT APOLLONIA MEMBERS VOTE “FOR” EACH OF THE PROPOSALS.

The above matters, the merger agreement, and the proposed merger are described in detail in the accompanying proxy statement/offering circular. Please read the proxy statement/offering circular carefully in deciding how to vote.

The record date for the Apollonia special meeting is [   ], 2018. Only members of record holding voting common units of Apollonia at the close of business on the record date are entitled to notice of, and to vote at, the Apollonia special meeting, or any adjournment or postponement thereof.

Adoption of the merger agreement and approval of the proposed merger by Apollonia members is a condition to the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the Apollonia common units outstanding and entitled to vote thereon. Therefore, your vote is very important. Your failure to vote your units will have the same effect as a vote “against” the adoption of the merger agreement and approval of the proposed merger. Whether or not you plan to attend the special meeting, please promptly vote your Apollonia units by marking, dating, signing and returning all proxy cards you receive. By providing your proxy, you do not restrict your right to vote in person at the Apollonia special meeting. If your Apollonia units are held in the name of a bank, broker, or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

Do not send any Apollonia certificates at this time. If we complete the merger, we will notify you of the procedures for exchanging your unit certificates for ownership interest in St. Renatus, LLC.

By Order of the Board of Governors,

Michael Herold
Chairman of the Board

[    ], 2018

TABLE OF CONTENTS

Page

NOTICE OF SPECIAL MEETING OF APOLLONIA MEMBERS	1
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE APOLLONIA SPECIAL MEETING	I
SUMMARY	1
RISK FACTORS	6
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	23
APOLLONIA SPECIAL MEETING OF UNITHOLDERS	24
THE MERGER	27
FAIRNESS OPINION OF APOLLONIA ADVISOR	30
THE MERGER AGREEMENT	31
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	37
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	43
DESCRIPTION OF ST. RENATUS UNITS	49
COMPARISON OF RIGHTS OF APOLLONIA UNITHOLDERS AND ST. RENATUS UNITHOLDERS	55
INFORMATION ABOUT ST. RENATUS	61
ST. RENATUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	81
LEGAL MATTERS	87
WHERE YOU CAN FIND MORE INFORMATION	87
EXHIBIT INDEX	88
SIGNATURES	89
POWER OF ATTORNEY	89

Annex A – Agreement and Plan of Merger

Annex B – Opinion of Palladian Valuation, LLC

Annex C - Audited Financial Statements of St. Renatus, LLC

We have not authorized anyone to provide you with any information other than the information included in this proxy statement/offering circular and the documents to which we refer you herein. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/offering circular has been prepared as of the date on the cover page. There may be changes in the affairs of St. Renatus and Apollonia since that date that are not reflected in this document.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE APOLLONIA SPECIAL MEETING

Q:	Why am I receiving this proxy statement/offering circular?

A:

You have voting rights with respect to certain units of Apollonia, LLC, and are being asked to vote on a merger between Apollonia and St. Renatus, LLC. This proxy statement/offering circular explains the terms of the proposed merger, the reasons for it, the procedures for voting, and the process by which Apollonia units will be redeemed. This document is also an offering circular that is being delivered to Apollonia members because St. Renatus is offering its units to Apollonia members in connection with the Merger.

Q:	On what am I being asked to vote?

A:

You are being asked to approve the Agreement and Plan of Merger by and between Apollonia, LLC, St. Renatus, LLC, and SR Merger Sub, LLC, which we may refer to as the “merger agreement” and which provides for the merger of Apollonia and SR Merger Sub, with Apollonia, as the surviving entity in the Merger, becoming a wholly-owned subsidiary of St. Renatus.

Q:	Why have the companies decided to merge?

A:

Apollonia and St. Renatus agreed to merge for strategic reasons that benefit both parties. Their boards of directors and governors believe that the merger will unify the otherwise fractured interests of the companies and facilitate future financing and operations.

Q:	How does my board of governors recommend I vote on the merger agreement?

A:

The board of governors of Apollonia and board of directors of St. Renatus have approved and adopted the merger agreement and the board of governors of Apollonia recommends that the Apollonia unitholders vote “FOR” approval of the merger agreement.

Q:	What will happen to Apollonia and St. Renatus as a result of the merger?

A:

If the merger occurs, Apollonia members will exchange their ownership interests in Apollonia for voting common units in St. Renatus. Apollonia will initially continue to exist as a wholly-owned subsidiary of St. Renatus, but it may also be dissolved or otherwise eliminated as a separate entity by St. Renatus.

Q:	What vote is required to approve the merger agreement?

A:

Approval of the merger agreement requires the affirmative vote of a majority of the Apollonia member interests entitled to vote. The Board of Directors of St. Renatus has already approved the merger, and no further action by St. Renatus or its unitholders is necessary to complete the Merger.

Q:	What will I receive in the Merger?

A:

After the Merger is completed, current Apollonia members will collectively own approximately 10% of the common units in St. Renatus. Each Apollonia common unitholder and holder of financial rights will receive a specified number of whole St. Renatus common units depending on the amount of their “invested cash” and percentage ownership in Apollonia. See “The Merger Agreement—Allocation of Merger Consideration to Apollonia Unitholders.”

Q:	What are the federal income tax consequences of the merger to me?

A:

The transaction involves the exchange of one security classified as a partnership interest for U.S. tax purposes for another security classified as a partnership interest for U.S. tax purposes and, as such, the Merger is not expected to have material tax consequences to the Apollonia unitholders. See “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.” Your tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	When do you expect the Merger to be completed?

A:

We are working to complete the Merger in the fourth quarter of 2018, shortly after the special unitholders meeting, assuming Apollonia voting members approve the Merger and other conditions to closing are met. We could, however, experience delays in meeting other conditions or be unable to meet them at all.  See “Risk Factors—Risks Related to the Merger,” for a discussion of these and other risks relating to the merger.

Q:	Will I be able to sell the St. Renatus voting common units I receive pursuant to the Merger?

A:

Not immediately. The transfer of St. Renatus voting common units are subject to various transfer restrictions, including a right of first refusal, tag-along and drag-along rights as well as limits to avoid “publicly traded partnership” status and ensure compliance with federal and state securities laws. See “Description of St. Renatus Units—Restrictions on Transfer of Common Units.” The voting common units in St. Renatus are being issued pursuant to the Regulation A exemption from registration under the Securities Act of 1933. The interests cannot be sold absent a registration under the securities laws or an exemption to registration and further requires compliance with the transfer restrictions in the St. Renatus limited liability company agreement.

Q:	What should I do now?

A:

After carefully reading and considering the information in this proxy statement/offering circular, follow the voting instructions included on the enclosed proxy card in order to vote your units as soon as possible so that your units will be represented at Apollonia’s special meeting.

 NOTE: If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the merger agreement.

Q:	What if I do not vote?

A:	If you do not vote, it will have the same effect as voting your units against the merger.

Q:	If my units are held by a custodian, will my custodian automatically vote my units for me?

A:

No. Your custodian will vote your units on the merger agreement only if you provide instructions on how to vote. You should instruct your custodian on how to vote your units, following the directions your custodian provides. If you do not provide instructions to your custodian, and your custodian submits an unvoted proxy, the resulting custodian nonvote will not be counted toward a quorum and your units will not be voted at Apollonia’s special meeting, which will have the same effect as voting your units against the Merger.

Q:	Can I change my vote after I deliver my proxy?

A:

Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can revoke your proxy by giving written notice of revocation to Apollonia’s Chairman of the Board. Second, you can submit a new properly executed proxy with a later date to Apollonia’s Chairman of the Board at or before Apollonia’s special meeting. The latest proxy actually received before the meeting will be counted, and any earlier proxies will be revoked. Third, you can attend Apollonia’s special meeting, give oral notice of your revocation, and vote your units in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy. If your units are held by a custodian you must contact your custodian prior to Apollonia’s special meeting if you wish to revoke your proxy or change your vote.

Q:	Should I send in my unit certificates now?

A:

No. If you are an Apollonia member and the Merger is completed, Apollonia’s Member Representative will send all Apollonia members written instructions for exchanging Apollonia member interests for the Merger consideration they are entitled to receive.

Q:	Who can help answer my questions?

A: If you would like additional copies of this document, or if you would like to ask any questions about the Merger and related matters, you should contact:

For Apollonia unitholders:

Linda Hult

1000 Centre Avenue

Fort Collins, CO 80526

Telephone: 970-282-0156 x 3512

E-mail: lhult@kovanaze.com

SUMMARY

The following summarizes some of the important information in this proxy statement/offering circular but is not complete. Prospective investors should carefully read this entire proxy statement/offering circular. This summary is qualified in its entirety by reference to the remainder of this proxy statement/offering circular.

The Companies

Apollonia

Apollonia, LLC (“Apollonia” or the “Company”) currently owns certain royalty rights with respect to intellectual property relating to a nasal spray dental anesthetic. In 2002, Dr. Bryan Clay was issued a patent (the “499 Patent”), which was transferred to Gill Anesthesia, LLC (“Gill”), on September 7, 2004, in exchange for certain royalty payments to Dr. Clay. Gill subsequently merged with an entity named “Renatus, LLC,” which promptly changed its name to “Apollonia, LLC.” Dr. Clay then assigned his royalty rights to a newly-formed entity known as “Nasadent, LLC.”

On March 31, 2008, Apollonia entered into an agreement with St. Renatus, LLC to transfer the 499 Patent and related intellectual property in exchange for a royalty payment (the “Assignment Agreement”). The Assignment Agreement was amended several times. As it currently stands, Apollonia is entitled to a 10% royalty on all sales “generated from Products that involve anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition.” In turn, Apollonia is obligated to pay 40% of the royalties it receives to Nasadent. As a result, Apollonia is entitled to a net royalty on the described product sales of 6%. To the extent Apollonia is currently earning royalties, they are being offset against amounts Apollonia owes to St. Renatus in connection with prepaid royalties that were not earned.

Apollonia has no current operations and its only asset is the right to royalties from St. Renatus, subject to the royalties it owes to Nasadent. Pursuant to the Assignment Agreement, there are circumstances under which the assigned intellectual property would revert back from St. Renatus to Apollonia. The only express language regarding a transfer back of the intellectual property requires the nonpayment of the earned royalties. In the event of such a reversion, Apollonia does not currently have the resources to develop the product and its likely options would be to sell or license the technology. Because the 499 Patent expires on March 20, 2020, the value of that technology, standing alone, is limited.

The Assignment Agreement, as amended, is not limited to royalties based solely on revenue derived from the 499 patent and intellectual property transferred with it. Instead, Apollonia is also entitled to a royalty from certain products derived from a separate patent obtained by St. Renatus known as the “282 Patent.” The royalty payments on the specified products extend for the term of the patents, and the 282 Patent is expected to expire in 2031. By completing the Merger, Apollonia members will become direct owners of St. Renatus and participate in all product sales of St. Renatus in the same manner as other St. Renatus common unitholders, with the Assignment Agreement between Apollonia and St. Renatus being effectively eliminated due to the Merger.

St. Renatus

St. Renatus is a privately-held company that was formed to bring to market a proprietary Nasal Spray dental anesthetic product, the world’s first intranasal dental anesthesia. This product, sprayed into the nasal cavity, is a needle-free local anesthetic suitable for use in dental procedures involving most of the upper teeth. On June 29, 2016, the U.S. Food and Drug Administration (FDA) approved St. Renatus’ “Kovanaze® (tetracaine HCl and oxymetazoline HCl) Nasal Spray” for use and commercialization in the United States. St. Renatus’ first sales of product occurred in November 2016. Kovanaze® Nasal Spray is a prescription product for dental anesthesia, available only by dentist authorization.

St. Renatus believes that Kovanaze® Nasal Spray dental anesthetic technology offers significant benefits over existing anesthetic techniques, including needle-free delivery and less collateral tissue numbness. Our initial sales efforts have not met our expectations, and we have developed a restructured and robust sales and marketing plan that we recently implemented. See “Risk Factors—Unacceptable Company Sales; Transformation of Company to a Consumer-Focused Sales and Marketing Enterprise.”

The St. Renatus units are not listed on any stock exchange or trading market and St. Renatus does not currently have any plans to list its units on any stock exchange or trading market. Even if St. Renatus did intend to list its units on a stock exchange or trading market in the future, its ability to do so is uncertain, and therefore Apollonia members should not assume that the St. Renatus units will ever be listed.

St. Renatus’ corporate offices are located at 1000 Centre Avenue, Suite 120, Fort Collins, Colorado 80526, and its telephone number is (970) 282-0156.

Authorized, Outstanding and Reserved Equity Securities

“Common Units” as used in this summary refers to, collectively, voting common units, non-voting common units and incentive units outstanding at St. Renatus. See “Description of St. Renatus Units”. Authorized and outstanding equity securities as of the date of this summary are as follows:

Before Merger	Authorized Common Units	2,640,000
	Total Issued and Outstanding Common Units(1)	(1,874,176)
	Reserved for Convertible Debt Conversion and Security	(252,963)
	Reserved for Incentive Units	(64,550)
	Reserved for Acquisitions Subject to MOU (Net)	(246,759)
	Unissued and Unreserved Common Units	201,552

After Merger	Authorized Common Units	2,640,000
	Total Issued and Outstanding Common Units(1)	(2,074,176)
	Reserved for Convertible Debt Conversion and Security	(252,963)
	Reserved for Incentive Units	(64,550)
	Reserved for Acquisitions Subject to MOU (Net)	(46,759)
	Unissued and Unreserved Common Units	201,552

(1)

Includes issued and outstanding incentive units. Does not include units into which outstanding convertible notes may be converted as it is not possible at this time to determine whether such notes will be wholly or partially converted into units or, if less than fully converted, the number of units into which such notes will be converted. Potential units to be issued on full conversion of outstanding notes are included in reserve amounts.

Description of Units

The principal features of the St. Renatus common units are as follows (also see “Description of St. Renatus Units.”):

Class of membership:     Common Units

Voting rights:     The Common Units have voting rights.

Transferability of Common Units: Transferability of Common Units is severely restricted. The sale of units to a third party is subject to a right of first refusal by St. Renatus. Tag-along and drag-along rights apply. All transfers are subject to compliance with federal and state securities laws requirements and tax rules governing trading in certain partnerships.

St. Renatus Going Concern Qualification; Year-End Debt Service Funding Issues

St. Renatus has received a going concern qualification with its 2017 Audit Opinion. The poor results of the product launch and lack of significant Kovanaze® sales, coupled with the weakness of the balance sheet, left no alternative for the auditors, especially in the face of the Auditing Standards Board’s (ASB) new Statement No. 132 on auditing standards, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern, updated guidance in this area which became effective for audits of financial statements for periods ending on or after Dec. 15, 2017, and reviews of interim financial information for interim periods beginning after fiscal years ending on or after Dec. 15, 2017.   Statement No. 132 aligned with the new FASB standard’s explicit definition of substantial doubt about an entity’s ability to continue as a going concern. The FASB standard established that there would be going concern issues if it is probable that the entity will not be able to meet its obligations within a year of when financial statements are issued. Without the earnings upswing that was projected in 2017, that test cannot be met by St. Renatus. See “Risk Factors--Risks Related to Ownership of St. Renatus Units--Management’s Disclosure Regarding Going Concern Qualification.” St. Renatus has revised its product sales techniques in an effort to transform St. Renatus into a consumer-focused sales and marketing enterprise. See “Information about St. Renatus—Sale and Marketing and Unacceptable Company Sales; Transformation of Company to a Consumer-Focused Sales and Marketing Enterprise.”

The Company has obligations to repay approximately $7.6 million in principal and approximately $.6 million in interest due on December 31, 2018 to persons other than Board members and founders.  The Company is negotiating forbearance agreements with certain of these outside debt investors and for certain of these groups of debt investors a majority consent can extend the maturity date of all the debt in the group.  To the extent the Company is not able to reach acceptable agreements to defer and extend the payments due on December 31, 2018 with such outside debt investors that have payments due on December 31, 2018, the Company will likely not have sufficient cash resources to make the required principal or interest payments on a timely basis.  As such, the payments will likely be late under the outstanding agreements and may cause a default under the governing debt instruments.  As noted, the completion of the merger with Apollonia and Nasadent is expected to allow the Company to approach new financing sources and if additional funds are raised they will be used to deal with any debt that is in arrears as promptly as possible.

March/April/May 2018 Bridge Financing

At this time St. Renatus has secured $6,336,333 in new debt bridge financing (the “Bridge Financing”) from its directors and our major investor, but we have not secured or identified any additional financing. We do not have any firm commitments or other identified sources of additional capital from third parties, from our officers and directors or from other unitholders. As of the date of this Memorandum, $3 million of the Bridge Financing has been received in March and April 2018. Additional payments of $1 million was received in May 2018, $0.2 million in August 2018, $0.5 million in September 2018 and $0.6 million in October 2018. The remaining $1.036 million is from the conversions of the March 31, 2018 maturing notes into notes maturing March 31, 2021. The Bridge Financing will be fully or partially convertible in the discretion of the holder at a conversion price equal to 30% of the Unit price in this offering of $70, or a $49 conversion price. Interest will be payable annually on the Bridge Financing at a rate of 14.5% until its maturity during March to October of 2021. If the notes are not converted, extended or repaid prior to maturity, we will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units. Our ability to repay these convertible notes will depend on our financial resources at the time the notes mature.

Outstanding Convertible Notes Due at Maturity

St. Renatus currently has four issues of convertible debt outstanding in addition to the Bridge Financing described above, two issuances of wholly convertible debt and two issuances of partially convertible debt, as follows:

a.

$1,000,000 in wholly convertible notes issued in December 2017 to two major investors, represented on the Board of Directors, with such notes originally maturing on March 31, 2018 but which maturity date was recently extended by the lenders until March 31, 2021. As a condition to agreeing to extend these note to March 31, 2021, the Company agreed to modify these notes to have the same terms as the Bridge Financing described above. If the notes are not converted, extended or repaid prior to maturity, we will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units. Our ability to repay these convertible notes will depend on our financial resources at the time the notes mature.

b.

$4,935,139 in wholly convertible notes issued in August, September, and October of 2017 to four major investors, three of whom are represented on the Board of Directors, with such notes maturing on December 31, 2019. These notes bear interest at a 10% annual rate, payable annually, and the notes and unpaid interest are wholly convertible at a conversion price equal to (i) 80% of the next qualified financing; (ii) the price Common Units are offered in this offering; or (iii) after December 31, 2018 (if no qualified financing has occurred), $150 per Common Unit. If the notes are not converted, extended prior to maturity, we will be obligated to repay the principal amount and interest in cash, subject to the ability of the holder to convert the principal into common units. Our ability to repay these convertible notes will depend on our financial resources at the time the notes mature.

c.

$7,678,962 in partially convertible notes issued between April and July 2017, and maturing on December 31, 2018. These notes bear interest at a 10% annual rate, payable annually, and are 50% convertible into non-voting Common Units at a conversion price of $150 per Common Unit. If the notes are not converted, extended or repaid prior to maturity, we will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units. Our ability to repay these convertible notes will depend on our financial resources at the time the notes mature.

d.

$2,050,000 in partially convertible notes issued in 2013 and 2014, previously maturing on December 31, 2017, but extended to December 31, 2018. These notes bear interest at a 12% annual rate and are 50% convertible into non-voting Common Units at conversion prices of $100 per Common Unit, with respect to notes with a principal amount of $1,800,000, and $130 per Common Unit, with respect to notes with a principal amount of $250,000. If the notes are not partially converted, extended or repaid prior to maturity, we will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert a portion of the principal into common units. Our ability to repay the partially convertible notes will depend on our financial resources at the time the notes mature.

Non-Binding Agreement to Acquire Apollonia, LLC and Nasadent, LLC

            St. Renatus entered into a non-binding memorandum of understanding (“MOU”) with Apollonia LLC (“Apollonia”), Nasadent, LLC (“Nasadent”), Nasadent’s three principals, and the Company’s two founders, by which St. Renatus will acquire all outstanding equity interests in Apollonia and Nasadent. The Merger that is the subject of this Offering Circular reflects this agreement with Apollonia. St. Renatus is proceeding with a similar acquisition of Nasadent that is not dependent on the Merger with Apollonia closing. If St. Renatus successfully completes the acquisitions of Apollonia and Nasadent, St. Renatus will eliminate increasingly complex royalty and debt payments and potential disputes between St. Renatus, Apollonia and Nasadent, arising from historical intellectual property and financing agreements. See “Information about St. Renatus--History and Assignment of the ‘499 Patent Rights and Development of Kollar IP.” The MOU provides that the Company will acquire a 100% ownership interest in Apollonia from Apollonia unitholders in exchange for 200,000 common units, representing an approximately 10% interest in St. Renatus. The MOU also provides that the Company will acquire a 100% ownership interest in Nasadent from Nasadent unitholders in exchange for common units in the Company. The St. Renatus founders and other major investors have also agreed in the non-binding MOU to contribute additional common interests in St. Renatus and Apollonia to assist in funding the acquisitions.

The Board of Directors of St. Renatus and the two founders believe that implementing the terms of the MOU is in the best interests of St. Renatus and the founders to ensure that the Company gains full rights to its core intellectual property, as well as mitigates any potential claims that could be made against St. Renatus based on the historical agreements between the parties to the MOU. See “Information about St. Renatus--History and Assignment of the ‘499 Patent Rights and Development of Kollar IP.” Upon completion of the respective transactions with Apollonia and Nasadent contemplated in the MOU, Ryan A. Martarano, a director of Apollonia, and Jamie R. Clay, D.M.D., a principal of Nasadent, will become members of the Company’s Board of Directors.

LLC Agreement

The St. Renatus LLC Agreement sets forth the terms and conditions upon which we conduct our business and affairs. The agreement also sets forth the rights and obligations of our members. Pursuant to the LLC Agreement, unitholders holding voting rights exceeding 50% of our outstanding voting rights have the ability to elect Directors and remove some or all of our Directors from our Board of Directors. See “Description of St. Renatus Units--Summary of the LLC Agreement” for more information.

Tax Status

The Merger involves the exchange of one security classified as a partnership interest for U.S. tax purposes for another security classified as a partnership interest for U.S. tax purposes and, as such, the Merger is not expected to have material tax consequences to the Apollonia unitholders. See “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.” Your tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

St. Renatus, like Apollonia, is currently taxed as a partnership for federal and state income tax purposes. As such, St. Renatus’ income, gain and loss passes through to its members. The ability to use losses may be restricted. Income and gain may be allocated to a member who will be taxed on such income or gain irrespective of the amount of any cash distribution from St. Renatus. Investors will be subject to tax in states where St. Renatus conducts its business. Certain states may require St. Renatus to withhold state taxes on St. Renatus income sourced in such state. To the extent possible, St. Renatus plans to file returns on behalf of its unitholders in states where it is subject to tax, pay any required tax and deduct such amount from distributions otherwise payable to its unitholders. Tax-exempt members may be subject to tax on income or gain generated by St. Renatus. See “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of St. Renatus Common Unit Ownership.” Your tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

The St. Renatus Board of Directors, under certain circumstances described in the LLC Agreement, may decide to convert St. Renatus into a corporation, which would change the tax classification of St. Renatus. See “Description of St. Renatus Units--Summary of the St. Renatus LLC Agreement – Board of Directors Power to Convert St. Renatus to Corporate Form.”

The United States Congress has enacted comprehensive tax legislation that may have a generally favorable impact on certain investors who receive “qualified business income” from pass-through entities for taxable years beginning in 2018. The tax legislation also provides for significantly lower tax rates for taxable C corporations, which may cause the Company’s Board of Directors to consider changing the Company to C corporation status after analyzing the tax advantages and costs associated with such a conversion. You are advised to consult with your tax advisor as to the scope and status of any new tax legislation and its impact on you as an investor in the Company.

Risk Factors

An investment in St. Renatus involves a high degree of risk. See “Risk Factors” for factors that Apollonia unitholders should consider before voting on the Merger.

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/offering circular, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should consider carefully the following risk factors in deciding how to vote on the proposals presented in this proxy statement/offering circular.

Risks Related to the Merger

Owning an interest in St. Renatus is subject to the same general risks as owning an interest in Apollonia. There are risks relating to the market, the technology, the operations, the government, and other risks that affect businesses of all sizes. The purpose of this section is to summarize the risks related to the merger itself. Those risks include the following:

Members will be exchanging their interests in a Minnesota limited liability company for interests in a Delaware limited liability company.

Apollonia and its predecessors were organized under and subject to Minn. Stat. §322B. Pursuant to a statutory mandate, Apollonia became subject to Minn. Stat. §322C, effective as of January 1, 2018. The changes to Minnesota limited liability companies resulting from the enactment of §322C are viewed as making the limited liability company law in Minnesota more like the law in Delaware, which tends to reduce the rights available to individual members. In general, Delaware law tends to favor the entity over the individual owners. A comparison of the rights is set forth below at “Comparison of Rights of Apollonia Unitholders and St. Renatus Unitholders.”

Apollonia will be giving up any rights it has as against St. Renatus or any other party.

Apollonia assigned certain intellectual property rights to St. Renatus, as documented in the Third Amended and Restated Assignment Agreement (“Assignment”), which provided that the intellectual property would revert back to Apollonia in the event of a breach. Apollonia is not currently aware of any breach of the Assignment or of any other basis for a meritorious claim by it against St. Renatus.

Members will become a smaller part of a larger ownership group.

After the Merger, Apollonia’s members will no longer have an ownership interest in Apollonia and will collectively own approximately ten percent (10%) of St. Renatus. Thus, Apollonia’s voting members currently have greater voting power with respect to Apollonia than they will with respect to St. Renatus, although Apollonia financial rights holders, who currently have no voting rights at Apollonia, will receive St. Renatus voting common units in the Merger so they will have greater voting rights after the Merger. The concern about reduced voting rights is somewhat offset, however, because Apollonia’s current business activities are minimal and consist primarily of collecting royalties from St. Renatus and distributing them to Apollonia members. Also offsetting the reduction in voting power is the fact that Apollonia’s members currently have no voting power with respect to St. Renatus, but they will have some voting power after the Merger.

The likelihood of a financial return will be impacted by the overall profitability of St. Renatus and not just the successful sale or licensing of the product or the intellectual property.

Under the Assignment, Apollonia is to receive certain payments based on “Net Sales” or “License Revenue” of specific products sold or licensed by St. Renatus. After the Merger, Apollonia’s former owners will become direct owners of St. Renatus and they will be entitled to the same dividends or distributions as the other owners of St. Renatus common units based on all revenue generated by St. Renatus from any source. Thus, sales by St. Renatus could be substantial, but profits and dividends could be minimal if St. Renatus has high fixed costs or other expenses that would not be considered in calculating the royalty and that would otherwise be owed under the Assignment if the Merger did not occur.

The merger forecloses other options.

Apollonia’s principal asset at this time is the right to receive payments under the Assignment. There is the possibility that a buyer exists that would pay to acquire the right to receive those payments. Given the uncertainty that currently exists, it would be difficult to establish an appropriate price for such rights independently from a sale of St. Renatus.

The ability to recover “Invested Cash” may be affected.

Apollonia’s governing documents provide that unitholders with actual cash invested are to receive repayment before any other payments are made to unitholders. As part of the Merger, holders who have “invested cash” (as defined) are receiving a preferential allocation of a portion of the aggregate merger consideration consisting of a total of 200,000 St. Renatus common units. Specifically, each unitholder who has an “invested cash” balance owing will receive the number of St. Renatus common units equal to the amount of the remaining balance of their “invested cash” divided by $70. The St. Renatus common units remaining after satisfying the distribution obligation to those Apollonia unitholders who are to be repaid their “invested cash” balance will be distributed pro rata among all Apollonia unitholders based on their respective common units and/or financial rights units ownership percentage. Thus, instead of receiving a preferential cash distribution that is available as a result of the current royalty provisions in the Assignment, Apollonia unitholders with invested cash will own larger percentages after the Merger than they do currently as compared to other Apollonia holders. Apollonia unitholders who have an “invested cash” balance owing to them will share distributions after the Merger proportionately to all St. Renatus holders of voting common units. See “The Merger Agreement—Allocation of Merger Consideration to Apollonia Unitholders.”

The proposed Nasadent transaction might not occur.

While the current plan is for the Nasadent interests to be exchanged for ownership in St. Renatus, the transactions are independent and one could happen even if the other does not. An objective of the transactions is to unify the interests in a way that facilitates future financing and operations, and that objective could be adversely impacted if the Nasadent interests remain separate. See “Summary--Non-Binding Agreement to Acquire Apollonia, LLC and Nasadent, LLC.”

Risks Related to Ownership of St. Renatus Units

Management’s Disclosure Regarding Going Concern Qualification; Year-End Debt Service Funding issues

St. Renatus has received a going concern qualification with its 2017 Audit Opinion. The poor results of the product launch and flagging Kovanaze® sales coupled with the weakness of the balance sheet left no alternative for our auditors, especially in the face of The Auditing Standards Board’s (ASB) new Statement No. 132 on auditing standards, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern, updated guidance in this area and became effective for audits of financial statements for periods ending on or after Dec. 15, 2017, and reviews of interim financial information for interim periods beginning after fiscal years ending on or after Dec. 15, 2017.

Statement No. 132 aligned with the new FASB standard’s explicit definition of substantial doubt about an entity’s ability to continue as a going concern. The FASB standard established that there would be going concern issues if it is probable that the entity will not be able to meet its obligations within a year of when financial statements are issued. Without the earnings upswing that was projected in 2017, that test cannot be met.

The FASB standard now places the disclosure responsibility on management, and their auditors must now review these disclosures along with other evidence as part of their audits. SAS No. 132 contains new guidance addressing the auditor’s responsibilities when companies rely on financial support from third parties or their major investors. Management’s projections about future debt or equity financings is no longer sufficient to satisfy the new rules. The new rules require the auditor to obtain sufficient, appropriate audit evidence about potential investors’ intent and their ability to provide the necessary financial support. That evidence may be either by written evidence about their (or a third party’s) commitment or by getting that evidence directly from any third party.

The Company has obligations to repay approximately $7.6 million in principal and approximately $.6 million in interest due on December 31, 2018 to persons other than Board members and founders.  The Company is negotiating forbearance agreements with certain of these outside debt investors and for certain of these groups of debt investors a majority consent can extend the maturity date of all the debt in the group.  To the extent the Company is not able to reach acceptable agreements to defer and extend the payments due on December 31, 2018 with such outside debt investors that have payments due on December 31, 2018, the Company will likely not have sufficient cash resources to make the required principal or interest payments on a timely basis.  As such, the payments will likely be late under the outstanding agreements and may cause a default under the governing debt instruments.  As noted, the completion of the merger with Apollonia and Nasadent is expected to allow the Company to approach new financing sources and if additional funds are raised they will be used to deal with any debt that is in arrears as promptly as possible.

The ability of St. Renatus to raise new investment and especially new equity has been significantly impacted by two factors. The first is the slow progress in executing the merger of Apollonia and Nasadent. While it appears that the many hurdles to this important gating event have been cleared, the uncertainty relative to the complicated and potentially litigious claims among St. Renatus, Apollonia, and Nasadent compounded an already complex story and has kept potential new investors on the sidelines.

Secondly, the excitement of having achieved a coveted FDA new drug approval and the initial launch to dealers lost both momentum and luster, and sales of Kovanaze® came to a near standstill. Accordingly, the Company was faced with the costs of addressing significant liabilities while simultaneously needing to bear the costs required to fund the marketing and sales initiatives to overcome dentist indifference and the lack of consumer awareness. Funding the Company’s short-term requirements during this period has been met by members of the board through debt investment, but additional funding beyond the current commitments cannot be assured. We expect to achieve the necessary funding through a series of initiatives to be pursued in parallel.

The first is a new raise of equity. While we authorized a 200,000 unit offering at $130 with million-dollar breakpoints depending on the size of the investment, we have generated no takers. Current investors are fatigued, and new investors are hard pressed to buy in at historical prices that anticipated strong and growing sales. Given the new reality, the board will reprice the issue at an offer not likely to exceed $70 per unit. The second initiative involves the potential licensing of one or more follow-on medical indications to one or more parties who have the wherewithal not only to pay us for the right but who have the expertise and capital to properly execute against the opportunity. The third prong of our financing effort involves raising preferred convertible debt or some variant thereof from a strategic partner who can accelerate the development and traction of our digital and social marketing strategy.

Ultimately, the success of the Company will be predicated by the willingness of consumers to seek out and pay for the use of Kovanaze® for their qualifying dental procedures. Our research suggests that 92 million Americans suffer from a clinical fear of needles. Our challenge is to marshal their desire for a needle-free alternative in a manner that overcomes the relative indifference of dental professionals.

Until recently, St. Renatus was a development stage company with no operating history, and it expects future losses.

St. Renatus was formed in September 2006. Until recently, St. Renatus was a development stage company with no operating history upon which an evaluation of its business and prospects could be based. St. Renatus is not profitable and has incurred losses in each year since it commenced operation in 2008. In addition, St. Renatus has limited experience and has not yet demonstrated an ability to successfully overcome many of the risks, uncertainties, expenses and difficulties frequently encountered by companies with limited funds in their early stages of commercialization and product launch of new products for the rapidly evolving pharmaceutical market.

There is no assurance that St. Renatus will generate any sustainable revenues. To address these risks and uncertainties, St. Renatus must:

•	successfully execute its business and marketing strategy;

•	develop its technologies and commercialize products incorporating its technologies;

•	successfully achieve market approval from foreign authorities comparable to its FDA approval;

•	develop and maintain strategic relationships;

•	respond to competitive developments; and

•	attract, integrate, retain and motivate qualified personnel.

Any inability to accomplish one or more of these objectives may have a material adverse effect on St. Renatus’ business financial condition and results of operation.

St. Renatus expects to incur significant operating expenses as it continues to commercialize Kovanaze® Nasal Spray dental anesthetic technology. In addition, St. Renatus has ongoing payment obligations to its employees, and its vendors, each of which represents sizable cash outlays before it generates any significant revenue. St. Renatus cannot assure you that it will succeed in commercializing Kovanaze® Nasal Spray dental anesthetic, generate substantial revenues, or achieve profitability at any time in the future.

St. Renatus previously laid off substantially all of its full-time employees and, despite rehiring critical employees, its ability to attract and retain qualified employees may be negatively impacted.

St. Renatus’ ability to attract and retain qualified employees may be limited due to its previous layoff of substantially all of its full-time employees although many of them were subsequently rehired. On January 12, 2018, St. Renatus terminated substantially all of its employees due to a delay in bringing all parties to agreement on the terms of the memorandum of understanding, or MOU, related to the Merger, resulting in an inability to raise additional funds to implement St. Renatus’ new marketing launch plan. A skeleton group of laid-off employees provided greatly needed interim assistance to St. Renatus in the belief that acceptable merger terms would be struck, and that preparation to launch St. Renatus’ marketing plan needed to advance without interruption. With the execution of the MOU, and understanding that the transactions contemplated therein would take several months to finalize, the largest investors in St. Renatus agreed to provide bridge financing loans. These financings, among other things, enabled St. Renatus to hire back key members of the staff and St. Renatus believes it will allow it to attract critical new employees. A number of laid off employees were rehired effective March 19, 2018 and a few new offers to prospective employees have been extended since then. Certain employees who were laid off have obtained other employment and will not be available to be rehired. These employees may need to be replaced so St. Renatus has sufficient employees to execute the launch plan, supervise the manufacture of product, and meet related regulatory requirements needed to fulfill orders received on the anticipated launch. There can be no assurance that St. Renatus’ past actions with respect to its employees will not limit its ability to attract and retain qualified employees.

St. Renatus needs to raise additional capital to meet its future business requirements and such capital raising may be costly or difficult to obtain and could dilute current unitholders’ ownership interests.

St. Renatus is seeking to raise additional financing, in order to implement its product commercialization plans and meet its capital needs for the next 18 to 24 months of operations. St. Renatus has a number of vendors who have invoices that are overdue. While most of St. Renatus’ vendors are working with it to accommodate its cash flow availability, it is possible that vendors will refuse service or sales of goods to St. Renatus unless it brings its accounts payable current, or reaches some other accommodation. St. Renatus’ contract manufacturing organizations and other vendors may threaten to delay delivery of goods and services or delay production unless St. Renatus reaches an accommodation with them on unpaid invoices, and there can be no assurance St. Renatus will be successful in that regard. See “Risk Factors--Management’s Disclosure Regarding Going Concern Qualification.” St. Renatus does not have any firm commitments or other identified sources of additional capital from third parties, its officers and directors, or other unitholders. There can be no assurance that additional capital will be available to St. Renatus, or that, if available, it will be on terms satisfactory to the company. If St. Renatus does not obtain additional capital on terms satisfactory to it, or at all, it may cause it to delay, curtail, scale back or forgo some or all of its business operations, which could have a material adverse effect on its business and financial results, and investors would be at risk to lose all or a part of any investment in the company.

Uncertainty exists as to whether St. Renatus’ business will have sufficient funds over the next six months, thereby making an investment in the company speculative.

St. Renatus requires additional financing to commercialize Kovanaze®, until sufficiently self-sustaining revenue can be generated by product sales. See “Risk Factors--Management’s Disclosure Regarding Going Concern Qualification.” In the event St. Renatus is unable to generate sufficient revenues through its commercialization efforts, and all of the funds now held by it and obtained by it through equity offerings or otherwise are expended, an investment made in St. Renatus may decrease in value. If adequate funds are not available to St. Renatus on a timely basis, St. Renatus may be required to delay, limit, reduce or terminate its establishment of sales and marketing, manufacturing or distribution capabilities or other activities that may be necessary to commercialize Kovanaze®.

St. Renatus will need additional financing to commercialize its product and fund follow-on development efforts, which it may not be able to obtain when needed and which, if it does obtain it, may lead to dilution of your investment.

If St. Renatus’ operations progress as anticipated, it expects its cash on hand to allow it to meet its cash requirements through June 30, 2019. In addition, if its operations do not progress as anticipated, St. Renatus will require other additional financing earlier than expected. In any case, St. Renatus cannot assure you that additional financing will be available to it on favorable terms, or at all. If St. Renatus is unable to obtain additional financing, its business and operations will suffer. Additional financing may include sales of debt or equity securities or loans from banks or other financial institutions.

To the extent St. Renatus raises funds through the issuance of equity securities, it may need to increase its authorized units, and the percentage ownership of the then current members may be reduced. If additional funds are raised through the issuance of debt securities, such securities could have certain rights, preferences and privileges senior to those of the holders of St. Renatus units, and the terms of such debt could impose restrictions on its operations. If St. Renatus raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish certain valuable rights to its product, future revenue streams or grant licenses on terms that may not be favorable to St. Renatus.

Kovanaze® Nasal Spray dental anesthetic is a new approach to dental anesthesia that may not be accepted by the market.

The dental anesthetic market is highly competitive. The commercial success of Kovanaze® will require broad recognition and acceptance by the dental community and patients, and depend, in part, upon clinical results, and the conclusions of the dental community as to the safety, efficacy, and cost-effectiveness of Kovanaze®. There can be no assurance that Kovanaze® will provide benefits considered adequate by dentists or patients, or that a sufficient number of dentists and patients will use Kovanaze® in order to achieve commercial success. Failure of Kovanaze® to achieve market acceptance would have a material adverse effect on St. Renatus’ business, financial condition, and results of operations.

St. Renatus’ initial efforts to commercialize its product were not successful and its transformation to a consumer-focused sales and marketing enterprise may not be successful.

St. Renatus’ initial efforts to commercialize Kovanaze® after receiving FDA approval were not successful and there is no assurance that its revised plan will be successful. St. Renatus’ initial product launch efforts in late 2016, relied almost exclusively on the indirect sale of Kovanaze® through several national dental distributors and their respective sales forces. This strategy proved to be only marginally useful. While St. Renatus learned valuable information regarding market friction and the perceptions of its value proposition, it became increasingly clear that the chosen strategy would not result in product sales as projected, and certainly not without significant new equity investment and a significant change in marketing strategy, product positioning and sales direction. In response to this learning and the challenges posed, the Board of Directors of St. Renatus determined that the company could achieve greater value by focusing on a review of its corporate strategy, culture, and management. As a result of this review, St. Renatus accepted the resignation of its Chief Operating Officer and terminated its Chief Executive Officer, as well as most of its employees involved in the marketing and sales effort. Additionally, the Board of Directors transformed the company from a research and development venture managing anticipated sales through dental distributors to a consumer service and product company, dealing direct, and executing against a fresh and robust marketing strategy. See “Information about St. Renatus—Sales and Marketing.” There is no assurance that St. Renatus will be successful in its new marketing strategy, and failure to execute the strategy may significantly affect the future viability of its business.

St. Renatus has limited marketing experience and a small sales organization and could experience difficulty selling Kovanaze® Nasal Spray dental anesthetic.

St. Renatus has extremely limited experience in the marketing and sale of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. St. Renatus cannot assure you that its future marketing efforts will result in strong sales activity or that it will be able to develop an effective distribution network or an effective sales organization. If St. Renatus fails to develop an effective marketing and sales organization or an effective distribution network, it will suffer material adverse effects on its business and financial condition.

The FDA and other applicable regulatory agencies restrict St. Renatus’ ability to market or advertise its products to the scope of its approved label for the applicable product, which could limit dentist and patient adoptions. St. Renatus may attempt to develop, and if approved, promote and commercialize, new treatment indications for its products in the future, but it cannot predict when or if it will receive the regulatory approvals required to do so. Failure to receive such approvals would prevent St. Renatus from promoting or commercializing the new treatment indications. St. Renatus operations will also be subject to the federal transparency requirements under the Patient Protection and Affordable Care Act, which requires manufacturers of drugs, devices, biologicals and medical supplies to annually report information related to payments and other transfers of value to dentists and teaching organizations and certain company ownership and investment interests held by dentists and their immediate family members, to the government.

If St. Renatus is found to have improperly promoted off-label uses, or if healthcare professionals improperly use its product, St. Renatus may become subject to prohibitions on the sale and/or marketing of its product, significant sanctions, product liability claims, and its image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotion of prescription pharmaceuticals and medical devices. In particular, a product may not be promoted for uses or indications that are outside of the product’s approved labeling provided by the FDA. While dentists are able to, in their independent medical judgment, use Kovanaze® off-label, St. Renatus as a company cannot in any way promote such off-label uses. If St. Renatus is found to have promoted such off-label uses, it may receive warning letters, sanctions and liability that could significantly and materially harm its business. The federal government has levied large punitive civil and criminal fines against pharmaceutical companies deemed to have engaged in off-label drug promotion. If St. Renatus becomes the target of such an investigation or prosecution based on its marketing and promotional practices, it could face similar sanctions, which would materially harm its business.

St. Renatus faces significant competition from well-established competitors and, as a result, may be unable to sell Kovanaze® Nasal Spray dental anesthetic at profitable levels.

St. Renatus’ ability to compete depends upon many factors both within and beyond its control, including the timing and market acceptance of new products and enhancements to existing products developed either by St. Renatus or its competitors; customer service and support efforts; sales and marketing initiatives; and the ease of use, performance, price, and reliability of solutions developed either by St. Renatus or its competitors.

St. Renatus competes for sales of dental anesthetics used in dental procedures with large, well-established dental anesthetic manufacturers and brands such as Septodont, Inc., DENTSPLY International, Abbott Laboratories and Carestream. While St. Renatus is not aware of any product that competes directly with Kovanaze® Nasal Spray dental anesthetic technology, it still competes with existing manufacturers’ injectable and topical anesthetic products. Additionally, St. Renatus faces competition from companies like BioDent, TuttleNumbNow, LLC, Anutra Medical, and Onpharma, who manufacture and market devices and systems that reduce the discomfort of injections and anesthesia. Most of St. Renatus’ existing competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than St. Renatus. This may allow them to respond more quickly than St. Renatus can to changes in customer requirements. It may also allow them to devote greater resources than St. Renatus can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners and advertisers.

Kovanaze® Nasal Spray dental anesthetic is St. Renatus’ only product, and therefore if St. Renatus fails to successfully develop and commercialize it, its business would suffer.

Currently, Kovanaze® Nasal Spray dental anesthetic is St. Renatus’ only product. At this time, St. Renatus is not developing and has no immediate plans to develop other products. Therefore, the success of St. Renatus depends upon the success of Kovanaze® Nasal Spray dental anesthetic.

St. Renatus has limited manufacturing experience and will depend on third parties to manufacture and package Kovanaze® Nasal Spray dental anesthetic. Additionally, St. Renatus will be subject to periodic inspections.

St. Renatus has limited experience in manufacturing Kovanaze® Nasal Spray dental anesthetic. St. Renatus outsources all of its manufacturing to contract manufacturers, who it is completely dependent on, and who must be approved by the FDA and possibly other regulatory authorities. St. Renatus has no control over the ability of its contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product yields, controlling and anticipating product costs, quality control and assurance, component supply, shortages of qualified personnel, and compliance with the FDA’s current Good Manufacturing Practice (cGMP) regulations. In addition, St. Renatus cannot assure you that the third-party contract manufacturers will have the ability to produce the quantities of its product to compete successfully in the market. In addition, St. Renatus cannot assure you that the third-party manufacturers with whom it has reached agreements to manufacture the product will not experience future regulatory or manufacturing difficulties beyond St. Renatus’ control. St. Renatus’ FDA approval is subject to periodic inspection of its facilities and the facilities and plants of its direct and indirect suppliers, including the review of production processes and testing of St. Renatus’ products to confirm that it is in compliance with all applicable regulations. St. Renatus’ manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for Kovanaze® is subject to extensive and ongoing regulatory requirements. Any difficulties in locating and hiring new or additional third-party manufacturers, or in the ability of third-party manufacturers to supply products at the times and in the quantities St. Renatus needs, could have a material adverse effect on its business. Reliance on third-party manufacturers entails additional risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for St. Renatus. Any change in St. Renatus’ manufacturers could be costly because the commercial terms of any new arrangement could be less favorable, and because the expenses relating to the transfer of necessary technology and processes could be significant.

The components used in manufacturing Kovanaze® and the vendors from whom St. Renatus acquires components of its product, as well as locations where St. Renatus manufactures, packages, inspects and tests, distributes and stores its product prior to release for sale are all specifically approved by the FDA, and they are not easily replaced.

Because there are a limited number of suppliers for the raw materials that St. Renatus uses to manufacture its product, it may need to engage alternate suppliers to prevent a possible disruption in the manufacture of the supplies and materials necessary to produce its product. Certain product components, most importantly the spray device that St. Renatus uses to deliver Kovanaze® to patients through nasal administration, are obtained from a single source of supply with no FDA-approved alternative vendor available to St. Renatus. Should the Nasal Spray device vendor stop producing its sprayer component or deliver a product that is unable to meet applicable FDA specifications, St. Renatus would not be able to produce any product until it obtained FDA approval to utilize a replacement spray device, thereby causing a material adverse effect on its business. St. Renatus selected a spray device for its product that is identical to the device used to deliver annual FluMist™ flu vaccines to patients internasally, so it is expected that the manufacturer will continue to produce an acceptable number of devices, but there can be no assurance in that regard. The U.S. government temporarily halted the use of the FluMist™ flu vaccine in the United States for the 2016-2017 and 2017-2018 flu seasons, however it has since reinstated FluMist™ for the 2018-2019 flu season. St. Renatus believes that FluMist is the only other major customer for its approved nasal spray device which is produced by Becton, Dickinson and Company (“BD”).

If the contract manufacturers that St. Renatus relies on experience difficulties with manufacturing its product or fail FDA inspections, St. Renatus’ ability to commercialize its product and generate revenue may be significantly delayed.

There are a variety of risks associated with commercial manufacturing of St. Renatus’ product including, among others, potential problems with forecasting and cost overruns, process reproducibility, storage availability, stability issues, lot consistency and timely availability of raw materials and supplies. Contract manufacturers that St. Renatus selects to manufacture Kovanaze® Nasal Spray dental anesthetic for commercial use may encounter difficulties with the small and large-scale formulation and manufacturing processes required for such manufacture. These difficulties could result in delays in future regulatory submissions or commercialization of St. Renatus’ product. When a product, such as Kovanaze®, is approved and is being marketed, these difficulties could also result in the subsequent recall or withdrawal of the product from the market or failure to have adequate supplies to meet market demand. Even if St. Renatus is able to establish additional or replacement manufacturers, identifying these sources, entering into definitive supply agreements, and obtaining regulatory approvals may require a substantial amount of time and cost, and such supply arrangements may not be available on commercially reasonable terms, if at all.

In addition, St. Renatus and its contract manufacturers must comply with cGMP, requirements, strictly enforced by the FDA through its facilities inspection program. Many other countries have similar requirements which manufacturers must follow. These requirements include quality control, quality assurance and the maintenance of records and documentation. St. Renatus, or its contract manufacturers, may be unable to comply with cGMP requirements, or with other FDA, state, local and foreign regulatory requirements. St. Renatus has little control over its contract manufacturers’ compliance with these regulations and standards, or with their quality control and quality assurance procedures. Development of large-scale manufacturing processes will require validation studies, which the FDA may review in any inspections it undertakes of St. Renatus’ contract manufacturers. Failure to comply with these requirements by St. Renatus’ contract manufacturers could result in the issuance of warning or similar cautionary letters from authorities, as well as sanctions being imposed on St. Renatus, including fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall or withdrawal of product approval. If the safety of the product manufactured or supplied by contract manufacturers is compromised due to their failure to adhere to applicable laws, or for other reasons, St. Renatus may not be able to maintain regulatory approval for or successfully commercialize Kovanaze® Nasal Spray dental anesthetic, which would harm its business and prospects significantly.

If one or more of St. Renatus’ contract manufacturers were to encounter any of these difficulties or otherwise fail to comply with its contractual obligations, future clinical trials that might need to be conducted to obtain foreign regulatory approvals could also be affected. Any delay or interruption in the supply of clinical trial supplies for clinical trials for foreign regulatory approvals could delay the completion of St. Renatus’ clinical trials, increase the costs associated with maintaining St. Renatus’ clinical trial programs and, depending on the period of delay, require St. Renatus to commence new trials at significant additional expense or terminate the trials completely. If St. Renatus needs to change to other commercial manufacturers, the FDA must first approve (and comparable foreign regulators may need to approve) these manufacturers’ facilities and processes, which could require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of Kovanaze® Nasal Spray dental anesthetic.

St. Renatus has paused its manufacturing several times since 2017 and may continue to experience manufacturing problems.

St. Renatus has paused manufacturing several times since the beginning of 2017 due to lack of robust product sales. St. Renatus’ prior batch of product was completed at its contract manufacturing organization, Catalent, in October 2017. Finished inventory as of February 2018 comprised about 75,660 sprayers that fill approximately 2,522 product cartons. Slow sales in 2017 left St. Renatus with approximately 6,300 cartons of expired product, which were written off in November and December, 2017. An additional 29,160 sprayers expired at the end of February 2018. The remaining 46,500 sprayers, or 1,550 cartons, expired at the end of June 2018. Manufacturing of the current batch of 1,000 cartons was completed in September 2018 and began shipping on October 3, 2018.

If St. Renatus’ customers cannot obtain third-party reimbursement for their use of its product, they may be less inclined to purchase its product.

St. Renatus’ product will generally be purchased by dental professionals who have various billing practices and patient mixes. Such practices range from primarily private pay (fee for service) to those who rely heavily on third-party payors, such as private insurance or government programs. While it is possible that the Kovanaze® Nasal Spray dental anesthetic could be reimbursed by insurance companies under a specific Current Dental Terminology (CDT) code that allows dentists to submit procedures and products for insurance reimbursement, currently no such code exists for the product. At the current time, restorative dental procedures requiring local anesthesia are submitted to insurance as a single “all inclusive” fee and not separated out for individual reimbursement of local anesthesia. On November 1, 2017, the American Dental Association’s Code Maintenance Committee (CMC) began consideration of applications to revise and update the Code on Dental Procedures and Nomenclature (CDT) 2019. Multiple dental professionals submitted applications for a new CDT code that would include Kovanaze®, but after review, the CMC did not adopt any of these codes. It is unknown whether or not any future CDT codes will be submitted that would cover Kovanaze®. In addition, even if a CDT code for Kovanaze® is established, insurance payors may (i) deny coverage and reimbursement if they determine that a procedure or product is not medically necessary, and (ii) review and challenge the prices charged for dental services or products resulting in reduced or refused reimbursement. Additionally, if dentists participate in certain insurance plans, they may be precluded from charging patients enrolled in such plans a fee for Kovanaze®. In many foreign countries, the prices for dental services are predetermined through government regulation. If a national healthcare system is established in the United States, dental service fees may become predetermined, and thus any existing reimbursement for Kovanaze® may be reduced or eliminated. St. Renatus cannot predict what effect the policies of third-party payors or Federal and/or state governments may have on future sales of its product, and therefore there can be no assurance that such policies will not cause an adverse impact on its revenue.

In order to successfully execute its business plan, St. Renatus will need to attract and retain a strong Board of Directors.

St. Renatus’ Board of Directors has been altered significantly since January 2017 and a majority of unitholders could further alter the composition of the Board. Pursuant to St. Renatus’ limited liability company agreement, unitholders holding more than 50% of its outstanding voting rights have the ability to remove some or all of the directors from the Board of Directors. Five of the directors resigned from the Board in February 2017 as part of the resolution of a dispute. The reconstituted Board has the power to remove any of St. Renatus’ officers or employees, subject to any existing employment agreements. Two of the directors on the reconstituted Board resigned in August 2017 and one of those directors, Dr. Eric Lodewijk, resigned in March 2018. On October 30, 2017, two new directors were elected to the Board of Directors. St. Renatus will need to attract and retain qualified directors to successfully execute its business plan. As a condition of the mergers with Apollonia and Nasadent, each of those companies will obtain a director on the St. Renatus Board of Directors upon closing of the respective mergers, with such directors subject to the consent of the St. Renatus members at its next annual meeting.

St. Renatus’ ability to pursue the commercialization of Kovanaze® Nasal Spray dental anesthetic depends on its ability to make certain payments to Apollonia, which payment will be eliminated upon completion of the Merger.

St. Renatus obtained rights to Kovanaze® Nasal Spray dental anesthetic technology pursuant to the Apollonia Assignment Agreement, according to which Apollonia assigned to St. Renatus its entire right, title and interest to the ‘499 Patent, the Investigational New Drug application filed in January 2006 for Kovanaze® Nasal Spray dental anesthetic (the “NDA”), and all related intellectual property.

The Apollonia Assignment Agreement requires St. Renatus to pay various upfront milestone payments to Apollonia out of its net sales revenues, plus a running royalty of 10% of net sales by St. Renatus or one of its affiliates, and 30% of license revenue received by St. Renatus (only if St. Renatus chooses to sub-license the technology as permitted outside the United States). It also provides that if St. Renatus does not make such payments to Apollonia when due, after any payment extensions granted by Apollonia or available cure periods are exhausted, that Apollonia may reacquire the rights to the ‘499 Patent and related assigned property from St. Renatus and may terminate the Apollonia Assignment Agreement. On October 12, 2016, Apollonia attempted to perfect its rights to reacquire the ‘499 Patent upon a payment default (even though no payment default has ever occurred), by recording a security interest with the USPTO, and also attempted to create a lien on another St. Renatus patent. Apollonia voluntarily released its liens and the security interests with respect to both patents by making a filing with the USPTO on which St. Renatus was copied, the state UCC filings were released but the USPTO releases were not recorded on the USPTO website until May 3, 2018. If the Merger is completed St. Renatus will no longer have an obligation to Apollonia as described above.

If St. Renatus does not complete the acquisition of Apollonia and Nasadent, its future profitability will be adversely affected by the terms of its assignment agreement with Apollonia.

Even if St. Renatus is able to successfully execute its business plan, its future profitability will be adversely affected by the terms of the Apollonia Assignment Agreement. The rights to the ‘499 Patent acquired under the Apollonia Assignment Agreement as well as certain claims under the St. Renatus patents that name Dr. Mark Kollar, a founder of St. Renatus, as the sole inventor are collectively referred to herein as the “Patents”. Pursuant to the Apollonia Assignment Agreement, St. Renatus agreed to pay Apollonia (i) a royalty of 10% of net sales by St. Renatus or one of its affiliates of any nasally administered product covered by the Patents; (ii) a royalty of 30% of any license revenue received by St. Renatus from licenses granted by St. Renatus to the Patents, which are limited to licenses outside of the United States; and (iii) a contingent cash payment of $10 million, in specified installments beginning after St. Renatus receives FDA approval and generate product revenues. In January 2014 and March 2015, St. Renatus paid Apollonia a $500,000 royalty payment, with the $1 million total to be credited against the $10 million contingent payment requirement in the Apollonia Assignment Agreement. In January 2017, St. Renatus paid Apollonia $134,700 as a royalty payment for gross sales of Kovanaze® made in the fourth quarter of 2016, and in April 2017 St. Renatus paid Apollonia $18,463 as a royalty payment for gross sales of Kovanaze® made in the first quarter of 2017. Because St. Renatus’ contractual payments to Apollonia are a function of net sales, St. Renatus has submitted a bill to Apollonia for $105,000 in overpayments, resulting from returns by dealers of product Apollonia did not sell, as well as sales from a buy one get one free promotion. St. Renatus owes but has not paid $2,773 in additional royalties to Apollonia in 2018 through the date of this proxy statement/offering circular. If St. Renatus does not complete the acquisition of Apollonia and/or Nasadent, further payment obligations to Apollonia or Nasadent will directly reduce St. Renatus’ future profitability.

St. Renatus may not obtain adequate protection for its product through its intellectual property.

If St. Renatus’ efforts to protect the intellectual property related to its product are not adequate, it may not be able to compete effectively in the market. St. Renatus relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its product and technology. One of St. Renatus’ primary patents will expire in March 2020 and certain of its other primary patents will expire in April 2030, absent any extension of the patent term. St. Renatus is pursuing additional U.S. patent rights as well as foreign patent rights to further protect its proprietary formulations and related methods and/or uses. St. Renatus is also pursuing worldwide patent rights for additional indications for the nasally administered formulations, including anesthetizing the upper back molars and treating severe headaches, such as migraines. However, St. Renatus’ pending patent applications may not issue as patents, and hence St. Renatus may not be able to obtain additional patent protection relating to Kovanaze® Nasal Spray dental anesthetic technology.

St. Renatus’ current patent portfolio and any additional patents (whether U.S. or foreign) that may be issued to St. Renatus in the future may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit its ability to stop competitors from marketing similar products, or limit or eliminate any patent protection St. Renatus may have for Kovanaze® Nasal Spray dental anesthetic products and methods. If St. Renatus’ current patent portfolio and any future patent applications and patents do not provide meaningful protection against competitors making, using or selling competitive products, it will be difficult for St. Renatus to carry out its business plan successfully.

St. Renatus may infringe the intellectual property rights of others.

St. Renatus’ commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties, for example, the intellectual property rights of competitors. St. Renatus’ research, development and commercialization activities may be subject to claims that it infringes or otherwise violate patents owned or controlled by third parties. St. Renatus’ competitors may assert that the Kovanaze® Nasal Spray dental anesthetic product or method is covered by, and thus, infringes the claims of one or more U.S. or foreign patents held by them. Third party patents may contain multiple claims, any one of which may be independently asserted against St. Renatus. There may be issued patents, of which St. Renatus is not aware, that the Kovanaze® Nasal Spray dental anesthetic products or methods may be found to infringe, or patents of which St. Renatus is aware and believe it does not infringe but which St. Renatus may ultimately be found to infringe. Patent applications in the U.S. and many other jurisdictions are typically not published until 18 months after their first effective filing date, or in some cases not at all, and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which St. Renatus is unaware that may later result in issued patents that the Kovanaze® Nasal Spray dental anesthetic products or methods are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering the Kovanaze® Nasal Spray dental anesthetic products or methods but that nonetheless provide support for a later drafted claim that, if issued, the Kovanaze® Nasal Spray dental anesthetic products or methods could be found to infringe.

Third parties could, in the future, assert infringement or misappropriation claims against St. Renatus with respect to Kovanaze® Nasal Spray dental anesthetic. Third parties making claims against St. Renatus for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block St. Renatus’ ability to further develop and commercialize its product. Determining whether a product or method would be found to infringe the claims of a particular patent typically involves complex legal and factual issues, the determination of which is often uncertain. St. Renatus has not sought from legal counsel a “freedom to operate” opinion with respect to third party owned patents that may relate to Kovanaze® Nasal Spray dental anesthetic technology. St. Renatus may in the future seek such an opinion of legal counsel. There cannot, however, be any assurance that St. Renatus will receive a clean freedom to operate opinion. St. Renatus may be advised to seek a license to one or more third party patents, and such licenses may not be available on terms acceptable to St. Renatus or at all. Even if St. Renatus does receive a clean freedom to operate opinion, it will be based only on the facts and law as they exist as of the date of the opinion and will have to be updated periodically with respect to the Kovanaze® Nasal Spray dental anesthetic products and methods. Furthermore, even if St. Renatus does receive a clean freedom to operate opinion, it still cannot be certain that the Kovanaze® Nasal Spray dental anesthetic products or methods will be found not to infringe one or more claims of a third-party patent previously known to St. Renatus or of which it was unaware.

Patent litigation is costly and time consuming and may subject St. Renatus to liabilities.

St. Renatus’ involvement in any patent litigation, interference, opposition, reexamination, post-grant review proceeding, inter partes review proceeding, derivation proceeding, or other administrative proceedings, whether initiated by St. Renatus or a third-party, will likely cause St. Renatus to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject St. Renatus to significant liabilities.

If St. Renatus is accused of infringing or found to infringe intellectual property rights of third parties, it will adversely affect its business. Claims of infringement or misappropriation of the intellectual property rights of others could prohibit St. Renatus from commercializing Kovanaze® Nasal Spray dental anesthetic or other products, require St. Renatus to obtain licenses from third parties or require it to develop non-infringing alternatives, and subject it to substantial monetary damages and injunctive relief.

Any infringement or misappropriation claim could cause St. Renatus to incur significant costs, which could substantially delay the commercialization of Kovanaze® Nasal Spray dental anesthetic and place significant strain on St. Renatus’ financial resources, divert management’s attention from its business and harm its reputation. Although patent and intellectual property disputes in the pharmaceutical area may be settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and may include ongoing royalties. If the relevant third-party patents were upheld in litigation as valid and enforceable and St. Renatus’ products or processes were found to infringe, St. Renatus could be prohibited from commercializing any infringing products or processes unless it could obtain licenses to use the technology covered by the patent or is able to design around the patent. St. Renatus may be unable to obtain a license on terms acceptable to it, if at all, and it may not be able to design its product or process to avoid infringement, and any design may not receive FDA approval in a timely manner, if at all. Any such license could impair operating margins on future product revenue. A court could also order St. Renatus to pay compensatory damages for such infringement, and potentially treble damages, plus prejudgment interest and third-party attorney fees. These damages could be substantial and could harm St. Renatus’ reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin St. Renatus and its customers from making, using, selling, offering to sell or importing infringing products, or could enter an order mandating that St. Renatus undertake certain remedial activities that may significantly delay the FDA approval of the drug. Depending on the nature of the relief ordered by the court, St. Renatus could become liable for additional damages to third parties. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent St. Renatus from manufacturing and selling its product, which would have a significant adverse impact on its business.

In addition, St. Renatus may be required to initiate litigation against parties that it believes infringe its intellectual property rights. Any litigation that may be necessary in the future could place significant strain on its financial resources, divert management’s attention from its business and harm its reputation, even if it were to prevail. Generic drug manufacturers may develop, seek approval for, and launch generic versions of St. Renatus’ product. If St. Renatus files an infringement action against such a generic drug manufacturer, that company may challenge the scope, validity or enforceability of St. Renatus’ patents, requiring St. Renatus to engage in complex, lengthy and costly litigation or other proceedings.

St. Renatus may not obtain trademark registrations.

St. Renatus has filed and intends to continue to file applications for trademark registrations in connection with Kovanaze® Nasal Spray dental anesthetic product in various jurisdictions, including the U.S. St. Renatus currently has U.S. and foreign trademark applications and registrations to “Kovanaze,” “St. Renatus” and “Renatus.” The Kovanaze® registration issued in the United States on February 28, 2017. No assurance can be given that any of St. Renatus’ trademarks will be registered in the U.S. or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Even if St. Renatus registers its trademarks successfully, the FDA and regulatory authorities in other jurisdictions have their own views concerning appropriate proprietary names for drugs. In May 2015, St. Renatus filed a Request for Proprietary Name Review with the FDA for the name “Kovanaze”, which name was found by the FDA to be “conditionally acceptable” in August 2015. St. Renatus’ NDA approval on June 29, 2016 granted marketing approval to St. Renatus’ use of the name “Kovanaze” for its Kovanaze® Nasal Spray dental anesthetic product. Nevertheless, the FDA could request that St. Renatus reconsider the name for its product because of evidence of confusion in the marketplace. No assurance can be given that any regulatory authority will approve any of St. Renatus’ trademark applications or will not request reconsideration of one of St. Renatus’ trademarks at some time in the future. The loss, abandonment, or cancellation of any of St. Renatus’ trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

St. Renatus operates in a highly regulated industry and needs to maintain regulatory approval for Kovanaze® Nasal Spray dental anesthetic.

St. Renatus’ research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting, and export and import activities in the United States and other countries are subject to extensive regulation by numerous governmental authorities, including the FDA. These regulations differently from country to country. Although St. Renatus obtained FDA approval to market Kovanaze® in the United States on June 29, 2016, the process of obtaining FDA and other required regulatory approvals for any other products is lengthy, expensive and uncertain. Despite the FDA approval of Kovanaze® St. Renatus is still subject to significant limitations on the indicated uses for which the product may be marketed. These regulatory requirements may, among other things, limit the size of the market for the product. Even after approval, discovery of previously unknown problems with a product, manufacturer or facility, such as previously undiscovered side effects, may result in restrictions on any product, manufacturer or facility, including, among other things, labeling restrictions, a possible product recall or withdrawal of approval of the product.

St. Renatus has made initial contacts with a contract research organization to seek approval of its drug in other jurisdictions in Western Europe and possibly other areas of the world. Certain initial contacts with various European regulatory authorities have been made, but no marketing applications have yet been submitted. As with FDA approval, the process of obtaining regulatory approvals in Europe will require St. Renatus to expend substantial resources. St. Renatus could be required to conduct additional clinical trials or other testing beyond what it conducted for FDA approval, and once again, if St. Renatus is unable to successfully complete those clinical trials or other testing, or if the results of those and other trials or tests raise safety concerns or fail to demonstrate efficacy of the drug, it may not obtain marketing approval for its product in those countries.

Even though St. Renatus has obtained marketing approval for Kovanaze® in the United States, the marketing, distribution and manufacture of Kovanaze® Nasal Spray dental anesthetic will remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Additionally, St. Renatus’ facilities and the facilities of its contract manufacturers will need to comply with applicable quality assurance regulations and record-keeping rules relating to the manufacture of its product. Failure to comply with any regulatory requirements could, among other things, result in fines, suspensions or withdrawals of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further changes in existing regulations or their interpretation or adoption of new regulations or policies could prevent St. Renatus from obtaining, or affect the timing of, regulatory approvals on a timely basis or at all, and any delay or failure to receive such approvals, or failure to comply with existing or future regulatory requirements, would have a material adverse effect on St. Renatus’ business.

If regulatory authorities in other countries require additional clinical trials, St. Renatus may be unable to develop its product on a timely basis, which may increase its development costs, and could delay the potential commercialization of its product in those countries and the subsequent receipt of revenue from sales, if any.

If St. Renatus decides to move forward with obtaining regulatory approvals in foreign countries and is required to conduct additional clinical trials or other tests, it cannot predict whether it will encounter problems with any of those trials or tests that will cause foreign regulatory agencies, clinical trial institutions, institutional review boards or St. Renatus to delay its clinical trials or suspend or delay the analysis of the data from those trials. Clinical or preclinical trials can be delayed for a variety of reasons, including: discussions with foreign authorities regarding the scope or design of the trials; delays or the inability to obtain required approvals from institutional review boards or other entities responsible for the conduct of trials at sites selected for participation in those trials; delays in enrolling patients into clinical trials; lower than anticipated retention rates of patients in clinical trials; the need to repeat or conduct additional clinical or preclinical trials as a result of problems such as inconclusive or negative results, poorly executed testing or unacceptable design; an insufficient supply of product candidate materials or other materials necessary to conduct clinical or preclinical trials; the need to qualify new suppliers of product candidate materials for foreign regulatory approval; an unfavorable regulatory authority inspection or review of a clinical or preclinical trial site or records of any clinical or preclinical investigation; actions of an institutional review board at a trial site; the occurrence of drug-related side effects or adverse events experienced by participants in clinical trials; or the placement of a clinical hold on a clinical trial or trials.

In addition, a clinical trial may be suspended or terminated by St. Renatus or foreign regulatory authorities due to a number of factors, including: failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols; inspection of the clinical trial operations or trial sites by foreign regulatory authorities perhaps resulting in the imposition of a clinical hold on the trial; unforeseen safety issues or any determination that a trial presents unacceptable health risks; or lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional trials and increased expenses associated with the services of third parties.

Changes in regulatory requirements and guidance may occur and St. Renatus may need to amend clinical or preclinical trial protocols to reflect these changes. Amendments may require St. Renatus to resubmit its clinical trial protocols to regulatory authorities or institutional review boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If the results of St. Renatus clinical trials are not available when it expects or if it encounters any delay in the analysis of data from the clinical trials, St. Renatus may be unable to submit applications or amendments or supplements to applications for regulatory approval or conduct additional clinical trials on the schedule it currently anticipates. Any delays in completing its clinical trials may increase its development costs, would slow down its product development and approval process, would delay its receipt of product revenue and would make it difficult to raise additional capital. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. In addition, it is possible that the results of any further clinical trials could have an impact on the FDA approval for Kovanaze® or the scope of that approval. Further, significant clinical trial delays also could allow competitors to bring products to market in foreign countries before St. Renatus does and impair its ability to commercialize Kovanaze® Nasal Spray dental anesthetic or future products and may harm its business.

Even though Kovanaze® Nasal Spray dental anesthetic received marketing approval in the U.S., it could be subject to restrictions or withdrawal from the market, and St. Renatus may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with Kovanaze® spray dental anesthetic.

Any drug for which St. Renatus has obtained marketing approval, such as Kovanaze®, together with the manufacturing processes, any post-approval clinical data, and advertising and promotional activities for such drug, will be subject to continued regulation by the FDA and other regulatory agencies. The FDA provides regulations and guidelines with respect to appropriate promotion, advertising and marketing activities relating to prescription drug products. In addition, the regulations and guidelines may be changed in the future. Although St. Renatus will endeavor to follow these regulations and guidelines, the FDA or other regulatory authorities may disagree, and St. Renatus may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions if these activities are determined, or are perceived, to be inconsistent with regulatory guidelines. Even though regulatory approval of Kovanaze® Nasal Spray dental anesthetic has been granted by the FDA, the approval is subject to limitations on the indicated uses (e.g., use in certain children) and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with Kovanaze® Nasal Spray dental anesthetic or its manufacture, or failure to comply with regulatory requirements, may result in, among other things, restrictions on such product or manufacturing processes, withdrawal of the product from the market, recalls, fines, suspension of regulatory approvals, product seizures, or injunctions or the imposition of civil or criminal penalties.

If St. Renatus is slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, it may lose marketing approval for its product or face restrictions on the continued marketing of the product.

Failure to obtain regulatory approval in foreign jurisdictions could prevent St. Renatus from marketing its product internationally.

St. Renatus is considering marketing Kovanaze® Nasal Spray dental anesthetic outside the United States. In order to market the product in the European Union and many other non-U.S. jurisdictions, St. Renatus must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. St. Renatus has engaged a contract research organization, to assist it in preparing applications for approval in several foreign jurisdictions, but no such applications have yet been filed. St. Renatus may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize its product in any market. The approval procedure varies among countries and can involve additional testing and data review. If any additional testing is required, the results of this testing could have an impact on approval in the United States, even though St. Renatus’ NDA has been approved by the FDA. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval discussed in these “Risk Factors.” St. Renatus may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries. The failure to obtain these approvals could harm St. Renatus’ business.

St. Renatus may experience difficulty in managing its growth.

St. Renatus plans to increase the scope of its operations both domestically and internationally, grow its workforce substantially and expand its sales and marketing, both domestically and internationally. This growth is likely to place a significant strain on management systems and resources. St. Renatus’ business, financial condition and results of operations will be materially and adversely affected if it is unable to effectively manage its expanding operations.

St. Renatus is subject to additional risks posed by its potential international expansion.

While St. Renatus is introducing Kovanaze® Nasal Spray dental anesthetic in the U.S., it intends to try to obtain foreign approval and offer the product in Europe or other foreign countries that offer a significant number of dental practices in affluent areas. Pursuit of international growth opportunities may require significant investment for an extended period before returns on such investments, if any, are realized. There can be no assurance as to the extent, if at all, that St. Renatus’ plans to expand in international markets will be successful due to a number of inherent risks, including but not limited to: changes in regulatory requirements and tariffs; reduced protection for intellectual property rights in some countries; potentially adverse tax consequences; political and economic instability; import or export licensing requirements; trade restrictions; and fluctuations in currency exchange rates. These risks may materially and adversely affect St. Renatus’ business, financial condition and results of operations.

St. Renatus must continue to keep pace with changes in its industry or its business will suffer.

St. Renatus’ success will depend in part on its ability to respond quickly to changes in the marketplace and the competitive landscape. St. Renatus cannot assure you that Kovanaze® Nasal Spray dental anesthetic will be successfully received by the marketplace, or that its product will not be rendered obsolete by changes in technology or the introduction of alternative needleless dental anesthetic techniques. Any enhancement to Kovanaze® Nasal Spray dental anesthetic or development and commercialization of additional products St. Renatus undertakes in response to such changes will require additional research and development expenditures and regulatory approvals.

St. Renatus depends on vendors, consultants, and other third parties, and any change in these relationships could adversely affect its business.

St. Renatus’ operations are heavily dependent upon vendors and independent contractors, consultants and other companies. There is no assurance that these contractors, consultants and others will be successful in assisting St. Renatus in developing its business processes, or delivering product in a timely fashion. St. Renatus’ development, sales and marketing efforts would be materially and adversely affected if its product supply or development were interrupted or not completed by any of these vendors or up to St. Renatus’ or governmental agencies’ quality standards. In many cases these contractors, consultants and others may be sole source suppliers, and it is unknown whether alternative vendors could be established in the event of a failure to perform.

St. Renatus faces risks related to product liability claims, which could exceed the limits of available insurance coverage.

St. Renatus may be exposed to the risk of product liability claims that is inherent in the biopharmaceutical and dental industries. If product liability lawsuits are brought against St. Renatus, it may incur substantial liabilities and may be required to limit commercialization of its products. Product liability claims could divert management’s attention away from its core business, be expensive to defend and result in sizable damage awards against St. Renatus. A product liability claim may also damage St. Renatus’ reputation by raising questions about its product’s safety and efficacy, and could limit its ability to sell Kovanaze® Nasal Spray dental anesthetic by preventing or interfering with commercialization of the product. In addition, product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that St. Renatus will be able to obtain and maintain such insurance on acceptable terms or that it will be able to secure increased coverage if the commercialization of its product progresses, or that future claims against it will be covered by it product liability insurance. Although St. Renatus currently has product liability insurance coverage, the insurance coverage may not reimburse St. Renatus or may be insufficient to reimburse it for any or all expenses or losses it may suffer. A successful claim against St. Renatus with respect to uninsured liabilities or in excess of insurance coverage could have a material adverse effect on St. Renatus’ business, financial condition and results of operations.

The FDA has identified certain adverse reactions for Kovanaze® that may result in future medical issues for patients and potential claims against St. Renatus.

The FDA-approved package insert identifies the following warnings and precautions for Kovanaze®:

•     hypertension;

•     epistaxis;

•     dysphagia;

•     methemoglobinemia; and

•     anaphylactic reactions.

The package insert also discusses the adverse reactions seen from the clinical trials experience, noting that no serious adverse events occurred with Kovanaze® in the clinical trials. The most common adverse reactions to occur in Phase 3 trials were rhinorrhea (runny nose), nasal congestion, nasal discomfort, oropharyngeal pain (sore throat) and lacrimation increased (watery eyes). In addition, the following adverse reactions were also seen in greater than or equal to 2% of patients: intranasal hypoesthesia, pharyngeal hypoesthesia (numb throat), throat irritation, rhinalgia, sneezing, epistaxis, nasal dryness, headache, dysphagia, sinus headache, dizziness, sensory disturbance, oral discomfort, blood pressure systolic increased, blood pressure diastolic increased, bradycardia, and hypertension. The package insert also notes “Intranasal ulcerations, some of which were transient, were noted to have occurred following treatment with KOVANAZE. In Phase 3 trials, six (3%) patients who received KOVANAZE, but no patients who received placebo, developed nasal ulcers that were present on exam the same day as KOVANAZE dosing. Three (2%) KOVANAZE and 2 (2%) placebo-treated patients without nasal ulcerations on the day of KOVANAZE or placebo dosing were observed to have nasal ulcerations at the next day follow-up visit.” The insert also states that “Dysphagia (i.e., the sensation of difficult swallowing) is a notable adverse reaction reported in Phase 3 trials, occurring in 1.15% of patients.” St. Renatus carries product liability insurance to protect against such potential claims, but any product liability claims could exceed the limits of available insurance coverage.

St. Renatus previously settled a dispute regarding the composition of its Board of Directors

St. Renatus previously settled a dispute regarding the composition of its Board of Directors. On December 13, 2016, Renatus Holdings LLC, an entity controlled by Dr. Mark Kollar, a founder of St. Renatus and then a director, filed a lawsuit in the Delaware Court of Chancery against five of the members of St. Renatus’ Board of Directors alleging that certain actions were inconsistent with the Board of Directors’ fiduciary duties, allegations that were denied by the defendant directors (the “Kollar Litigation”). On February 13, 2017, the parties to the Kollar Litigation entered into a full and final settlement agreement with regard to all claims, and the Delaware Court of Chancery issued a Stipulation of Dismissal with Prejudice on February 14, 2017.  The settlement agreement provided for the voluntary resignation of five of St. Renatus’ directors and the election of seven continuing directors, including Dr. Kollar, and three new directors.

Claims for indemnification by St. Renatus’ directors and officers may reduce its available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.

St. Renatus’ limited liability company agreement provides that it will indemnify its directors and officers to the fullest extent permitted by Delaware law. St. Renatus is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers must undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification. To the extent that a claim for indemnification is brought by any of St. Renatus’ directors or officers, it would reduce the amount of funds available for use in its business.

If the Internal Revenue Service classifies St. Renatus as a corporation rather than a partnership, distributions to unitholders would be reduced under current tax law.

Although St. Renatus has filed its tax returns as a partnership and expect to be taxed as a partnership and not as a corporation, the Internal Revenue Service (IRS) has not ruled on any federal income tax issue relating to St. Renatus. If the IRS successfully contends that St. Renatus should be treated as a corporation for federal income tax purposes rather than as a partnership, then losses realized by St. Renatus would not be passed through to its members; its income would be taxed at tax rates applicable to corporations, thereby reducing cash available to distribute to its members; and distributions to members would be taxed as dividend income to the extent of current and accumulated earnings and profits.

St. Renatus will not apply for an IRS ruling that it will be classified as a partnership for federal income tax purposes. In addition, St. Renatus could be taxed as a corporation if it is treated as a “publicly traded partnership” by the IRS. To minimize this possibility, St. Renatus’ limited liability company agreement restricts members’ ability to transfer common units. St. Renatus’ Board of Directors, under certain circumstances described in the limited liability company agreement, may determine to convert St. Renatus into a corporation which would change the tax classification of St. Renatus from a partnership to a corporation.

The IRS may allocate more taxable income to any of St. Renatus’ members than its limited liability company agreement provides.

The IRS might successfully challenge St. Renatus’ allocations of profits or losses. If so, the IRS would require reallocation of taxable income and loss, resulting in more taxable income or less loss for St. Renatus’ members than St. Renatus’ limited liability company agreement allocates.

St. Renatus may not have the financial resources to repay its outstanding convertible notes at maturity.

St. Renatus currently has $2,050,000 in partially convertible notes maturing December 31, 2018, $7,678,962 in partially convertible notes maturing December 31, 2018 and $4,935,139 of fully convertible notes maturing December 31, 2019, $6,336,333 of fully convertible notes maturing between March and October 2021, with all of such notes due upon a sale of St. Renatus. If the partially and fully convertible notes are not converted, extended or repaid prior to maturity, St. Renatus will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert all or a portion of the principal into St. Renatus common units. St. Renatus’ ability to repay the notes will depend on its financial resources at that time. The above obligations include bridge financing of $6.336 million from certain key investors in the form of wholly convertible debt due in March through October 2021.

To the extent not prohibited by written agreement or fiduciary obligations, St. Renatus’ limited liability company agreement allows directors, officers and unitholders to pursue other competitive opportunities without offering them to St. Renatus and engage in certain transactions that would be considered conflicts of interest.

Unless otherwise limited pursuant to a written agreement with St. Renatus, including the confidentiality provisions in the limited liability company agreement, or pursuant to other fiduciary obligations applicable to directors or officers, unitholders, including unitholders who are directors or officers, will be free to pursue other business opportunities even if such opportunities are in competition with St. Renatus or represent interests in businesses that are similar to St. Renatus’. In addition, any business opportunity which St. Renatus might be able to undertake which is identified by a unitholder, director or officer will not need to be offered to St. Renatus or any other unitholder and such unitholder will have no duty to communicate such opportunity to St. Renatus, the Board of Directors or to any other unitholders. Members, directors, officers and their affiliates can engage in transactions with St. Renatus that may be considered a conflict of interest provided that any such transaction is made on arm’s-length terms and conditions or it is approved by non-participating directors on the Board of Directors.

St. Renatus relies on a “designated representative” who is a full-time company employee, and the loss of such person could cause St. Renatus to be fined or temporarily lose its licenses to sell Kovanaze® if such person could not be replaced by another qualified designated representative.

The loss of the services of the person serving as St. Renatus’ “designated representative” under Colorado pharmacy regulations could have a material adverse effect on St. Renatus since a “designated representative” is required in order to retain its Colorado wholesale pharmacy license. Other states issue licenses to St. Renatus to sell its product in those states in part by reference to its Colorado license, and also based on those states individual “designated representative” or similar rules where applicable. If St. Renatus’ designated representative were no longer employed by St. Renatus, it would need to immediately find a replacement full-time employee to be its “designated representative” who met the various state law requirements. Due to the required background check by the Colorado Bureau of Investigation for any “designated representative” there is no assurance that St. Renatus could promptly replace its “designated representative.” If St. Renatus did not succeed in attracting a new “designated representative” it could lose some or all of its licenses or be fined until such replacement could be made and its licenses were renewed or reinstated, with St. Renatus’ business being adversely affected during any such delay.

St. Renatus’ internal computer systems, or those of its contract manufacturers or vendors or other consultants, may fail or suffer security breaches, which could result in a material disruption of its commercialization efforts.

Despite the implementation of security measures, St. Renatus’ internal computer systems and those of its contract manufacturers or vendors or other consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While, to St. Renatus’ knowledge, it has not experienced a material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its commercialization efforts.

St. Renatus will incur increased costs if it inadvertently becomes a public company.

St. Renatus has no current plans to become a publicly traded company in the United States or any other jurisdiction. St. Renatus monitors its total number of unitholders and restricts transfers of interests in the company so as to avoid being required to register as a public company in the United States. If St. Renatus were forced to register as a public company, it would incur significant legal, accounting and other expenses that it does not incur as a private company, including costs associated with public company reporting requirements. St. Renatus also would incur substantial costs associated with attempting to comply with more stringent corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the National Association of Securities Dealers. St. Renatus expects these rules and regulations would significantly increase its legal and financial compliance costs and make some activities more time-consuming and costly. St. Renatus also expects these rules and regulations would make it more difficult and more expensive for it to retain and obtain directors’ and officers’ liability insurance. As a result, if St. Renatus were unexpectedly to become a public company, it may be more difficult for it to attract and retain qualified individuals to serve on its Board of Directors or as executive officers.

The St. Renatus units are not listed on any stock exchange or trading market and no public market may ever develop for the St. Renatus units.

Currently there is no public market for St. Renatus’ securities, including its units to be issued in the Merger, and the St. Renatus units are not listed on any stock exchange or trading market. St. Renatus does not currently have any plans to list its units on any stock exchange or trading market. Even if St. Renatus did intend to list its units on a stock exchange or trading market in the future, its ability to do is uncertain, and therefore you should not assume that the St. Renatus units will ever be listed.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/offering circular, including information included or incorporated by reference in this proxy statement/offering circular, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the Merger of St. Renatus and Apollonia, including future financial and operating results and performance; statements about St. Renatus’ and Apollonia’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of St. Renatus’ and Apollonia’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of St. Renatus and Apollonia. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

In addition to the items discussed under “Risk Factors” in this proxy statement/offering circular, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	Apollonia will no longer operate independently from St. Renatus and it will be dependent on the successful operation of St. Renatus to achieve a return;
●	St. Renatus was, until recently, a development stage company with no operating history and it expects future losses;
●	St. Renatus has received a going concern qualification with its 2017 audit opinion;
●	St. Renatus may have difficulty attracting and retaining qualified personnel;
●	St. Renatus needs to raise additional capital;
●	Kovanaze® may not be accepted by the market and St. Renatus’ sales and marketing efforts may not be successful;
●	St. Renatus may not obtain adequate intellectual property protection for its product;
●	St. Renatus operates in a highly regulated industry and may not obtain all required regulatory approvals;
●	St. Renatus faces the risk of product liability claims, including those related to adverse reactions from its product; and
●	there is no public market for the St. Renatus units.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/offering circular or the date of any document incorporated by reference in this proxy statement/offering circular. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/offering circular and attributable to St. Renatus and Apollonia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, St. Renatus and Apollonia undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/offering circular or to reflect the occurrence of unanticipated events.

APOLLONIA SPECIAL MEETING OF unitholders

Overview

This proxy statement/offering circular is being provided to Apollonia unitholders as part of a solicitation of proxies by the Apollonia board of governors for use at the special meeting of Apollonia unitholders and at any adjournments of such meeting. This proxy statement/offering circular is being furnished to Apollonia unitholders on or about  [    ], 2018. This proxy statement/offering circular provides Apollonia unitholders with information they need to be able to vote or instruct their votes to be cast at the Apollonia special meeting.

Date, Time and Place of the Apollonia Special Meeting

Apollonia will hold a special meeting of unitholders at [   ] on  [   ], 2018, at [   ][a.m./p.m.] Mountain Standard time.

Attendance

Only Apollonia voting unitholders on the Apollonia record date or persons holding a written proxy for any voting unitholder as of the record date may attend and vote at the Apollonia special meeting. Other Apollonia unitholders holding non-voting financial rights may attend the meeting but they are not entitled to vote at the meeting. If you are an Apollonia unitholder of record (that is, you hold your units in your own name) and you wish to attend the Apollonia special meeting, please bring your proxy to the Apollonia special meeting as evidence of your ownership. You should also bring valid picture identification. If your Apollonia voting common units are held in an account through a custodian or other nominee, you must instruct the custodian or other nominee how to vote your units by following the instructions that the custodian or other nominee provides you along with this proxy statement/offering circular.

Proposals

At the Apollonia special meeting, Apollonia unitholders will vote upon:

•

Apollonia Proposal No. 1— Approval of the Merger Agreement and the Transactions Contemplated Thereby. Approve the merger agreement and the transactions contemplated thereby, including the Merger described in this Offering Circular; and

•

Apollonia Proposal No. 2— Approval of Possible Adjournment of the Apollonia Special Meeting. Adjourn the Apollonia special meeting, or any adjournments thereof, to another time or place to approve any motion to adjourn the special meeting, or any adjournment thereof, to another time or place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement and the transactions contemplated thereby.

Record Date; Outstanding Units; Units Entitled to Vote

Only holders of Apollonia units entitled to vote as of the close of business on  [    ], 2018, the record date for the Apollonia special meeting, will be entitled to notice of, and to vote at, the Apollonia special meeting or any adjournments thereof. On the Apollonia record date, there were 830,045 Apollonia voting units outstanding. Each outstanding Apollonia common unit is entitled to one vote on each proposal and any other matter properly coming before the Apollonia special meeting. Apollonia financial rights units have no voting rights.

Quorum

The unitholders present, in person or by proxy, holding a majority of the outstanding Apollonia units entitled to vote as of the record date will constitute a quorum for the transaction of business at the Apollonia special meeting. Abstentions will not be counted as present at the meeting for the purpose of determining whether there is a quorum.

Vote Required; Recommendation of Apollonia Board of Governors

Proposal 1— Approval of the Merger Agreement and the Transactions Contemplated Thereby

Apollonia unitholders are considering and voting on a proposal to approve the merger agreement and the transactions contemplated thereby, including the Merger. Apollonia unitholders should carefully read this proxy statement/offering circular in its entirety for more detailed information concerning the Merger. In particular, Apollonia unitholders are directed to the merger agreement, which is attached as Annex A to this proxy statement/offering circular.

The approval of the merger agreement and the transactions contemplated thereby requires the affirmative vote of holders of a majority of the Apollonia units outstanding and entitled to vote on the merger agreement proposal. Because the vote required to approve this proposal is based upon the total number of Apollonia voting common units outstanding and entitled to vote as of the Apollonia record date, abstentions and failures to vote will have the same effect as a vote against the merger agreement proposal.

The Apollonia board of governors recommends that Apollonia unitholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the Merger.

Proposal 2— Approval of Possible Adjournment of the Apollonia Special Meeting

Apollonia unitholders may be asked to vote on a proposal to adjourn the Apollonia special meeting, or any adjournments thereof, to approve any motion to adjourn the special meeting, or any adjournment thereof, to another time or place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement and the transactions contemplated thereby. Approval of the Apollonia adjournment proposal requires the affirmative vote of holders of a majority of the Apollonia units represented, in person or by proxy, at the special meeting, whether or not a quorum is present. Because the vote required to approve this proposal is based upon the total number of Apollonia units represented in person or by proxy, abstentions will have the same effect as a vote against this proposal.

The Apollonia board of directors recommends that Apollonia unitholders vote “FOR” the Apollonia adjournment proposal.

Unit Ownership and Voting by Apollonia Officers and Governors

It is anticipated that as of the Apollonia record date, the Apollonia governors and executive officers will have the right to vote approximately [   ] Apollonia units, representing approximately [   ]% of the Apollonia units then outstanding and entitled to vote at the meeting. Apollonia governors and executive officers who are unitholders of Apollonia (except for Mr. Buchholz who abstained from the vote on the Merger by the board because he is a significant creditor of Apollonia and the potential conflict existed between his interest as an owner and as a creditor) evidenced their support “FOR” the proposal to approve the merger agreement and the Merger and “FOR” the Apollonia adjournment proposal.

Voting Your Units

Apollonia unitholders may vote in person at the Apollonia special meeting, or by executing and returning a proxy. Apollonia recommends that you submit your proxy even if you plan to attend the Apollonia special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the Apollonia special meeting.

If you own Apollonia units in your own name, you are considered, with respect to those units, the “unitholder of record.” If your Apollonia units are held by a custodian or other nominee, you are considered the beneficial owner of units held by the custodian or nominee.

If you are an Apollonia unitholder of record you may use the enclosed proxy card to tell the persons named as proxy holders how to vote your units. If you properly complete, sign and date your proxy card, your units will be voted in accordance with your instructions. The named proxy holders will vote all units at the meeting for which proxy holders have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxy holders how to vote, your units will be voted “FOR” the proposals to approve the merger agreement and the transactions contemplated thereby and to adjourn the Apollonia special meeting in accordance with the recommendations of the Apollonia board of governors.

Units Held by Custodian or Nominee

If your Apollonia voting common units are held in an account through a custodian or other nominee, you must instruct the custodian or other nominee how to vote your units by following the instructions that the custodian or other nominee provides you along with this proxy statement/offering circular. Your custodian or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your units, so you should read carefully the materials provided to you by your custodian or other nominee.

Revocation of Proxy

If you are an Apollonia unitholder of record, you may revoke your proxy and change your vote at any time before it is voted at the special meeting by:

•	by properly completing, signing, dating, and returning another proxy card with a later date;

•	if you are a registered unitholder, by voting in person at the meeting;

•	if you are a registered unitholder, by giving written notice of such revocation to Apollonia’s Chairman of the Board prior to or at the meeting; or

•	if your units are held by a custodian or other nominee, you should follow the instructions of your custodian or other nominee regarding the revocation of proxies.

Your attendance at the Apollonia special meeting itself will not revoke your proxy unless you give written notice of revocation to Apollonia’s Chairman of the Board before the polls are closed at the meeting.

Costs of Solicitation

Apollonia will bear the cost of soliciting proxies from its unitholders as well as the costs associated with the filing, printing, publication and mailing of this proxy statement/offering circular to Apollonia unitholders.

Apollonia unitholders should not send in their unit certificates with their proxy cards.

As described under “The Merger Agreement—Surrender and Exchange of Apollonia Unit Certificates”, Apollonia unitholders of record and non-voting unitholders will be sent materials for exchanging Apollonia units for St. Renatus common units shortly after the effective time of the Merger.

Other Business

The Apollonia board of governors is not aware of any other business to be acted upon at the Apollonia special meeting. If, however, other matters are properly brought before the Apollonia special meeting, the proxy holders will vote your units in accordance with their best judgment.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Apollonia special meeting, please contact:

Linda Hult

1000 Centre Avenue

Fort Collins, CO 80526

Telephone: 970-282-0156 x 3512

E-mail: lhult@kovanaze.com

THE MERGER

This section of the proxy statement/offering circular describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/offering circular and the documents incorporated herein by reference, including the full text of the merger agreement for a more complete understanding of the Merger. A copy of the merger agreement is attached as Annex A hereto.

Effect of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Minnesota law, the merger agreement provides for the merger of Apollonia with SR Merger Sub. Apollonia, which is sometimes referred to following the merger as the surviving entity, will survive the merger and the separate limited liability company existence of SR Merger Sub will cease. As a result of the Merger, St. Renatus will become the sole member of Apollonia. After the completion of the Merger, the articles of organization and the limited liability company agreement of SR Merger Sub in effect immediately prior to the effective time of the Merger will be the articles of organization and the limited liability company agreement of Apollonia (except to the extent the limited liability company agreement is amended by the merger agreement to reflect the admission of St. Renatus as the sole member of Apollonia), in each case, until amended in accordance with its terms and applicable law.

The merger agreement provides that, at the effective time, each Apollonia common unit or financial rights unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive a portion of the aggregate merger consideration consisting of 200,000 voting common units of St. Renatus. St. Renatus will not issue any fractional units in the merger. The aggregate merger consideration will be allocated to the Apollonia unitholders and financial rights holders as provided in “The Merger Agreement—Allocation of Merger Consideration to St. Renatus Unitholders.” Instead, each holder of Apollonia common units or financial rights units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a St. Renatus common unit will instead have that fraction rounded to the nearest whole St. Renatus common unit.

Background of the Merger

The senior management and boards of directors and governors of each of St. Renatus and Apollonia regularly review operational and strategic opportunities to maximize value for investors of St. Renatus and Apollonia, respectively. In connection with these reviews, the management and boards of directors of St. Renatus and board of governors of Apollonia from time to time evaluate potential transactions that would further their respective strategic objectives.

As part of St. Renatus’ and Apollonia’s strategy to maximize value for investors, both St. Renatus and Apollonia have from time to time evaluated transactions with each other.

During 2017 and 2018, the St. Renatus board of directors at its regular meetings held a number discussions regarding St. Renatus management’s analysis related to a potential merger with Apollonia and the benefits to St. Renatus of such a transaction. At these meetings, after reviewing and discussing the merits of the proposed transaction based on the deal terms recommended by St. Renatus management, the St. Renatus board of directors approved making a proposal to Apollonia on those terms, which included acquiring all equity interests in Apollonia in exchange for 200,000 newly issued voting common units of St. Renatus, which transaction would be subject to the approval of the Apollonia board or governors, the St. Renatus board of directors and the voting unitholders of Apollonia, as well as customary regulatory approvals.

On March 2, 2018, at a St. Renatus board of directors meeting duly called and held, the St. Renatus board (i) determined that it is in the best interests of St. Renatus and its members, and declared it advisable, for St. Renatus to enter into the merger agreement and (ii) approved and adopted the merger agreement and the transactions contemplated thereby.

On October 12, 2018, at an Apollonia board of governors meeting duly called and held, the Apollonia board (i) determined that it is in the best interests of Apollonia and its members, and declared it advisable, for Apollonia to enter into the merger agreement and (ii) approved and adopted the merger agreement and the transactions contemplated thereby.

Following the Apollonia and St. Renatus board meetings, on November 7, 2018, the parties finalized and executed the merger agreement.

Recommendation of the Apollonia Special Committee, the Apollonia Board and Their Reasons for the Merger

The Apollonia special committee consisting of three independent directors: Michael Herold, Ryan Martorano, and Mick Occhiato, was established by the Apollonia board of governors. The Apollonia board authorized the Apollonia special committee to (i) review, evaluate and negotiate with St. Renatus the terms and conditions of the Merger, together with the form, terms and provisions of the merger agreement, on behalf of Apollonia, (ii) make a recommendation to the Apollonia board whether to approve the Merger and (iii) determine whether to give or withhold the Apollonia special committee’s approval of the Merger.

The Apollonia special committee retained Robert Gust as its outside legal counsel, and Palladian Valuation, LLC, to provide a fairness opinion on the consideration to be received by the Apollonia unitholders as a group according to the Memorandum of Understanding dated February 23, 2018 that was furnished to Palladian by Apollonia. The Apollonia special committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of St. Renatus’ proposal as opposed to maintaining the status quo, and conducted extensive negotiations with St. Renatus and its representatives with respect to the merger agreement and other related agreements.

The Apollonia special committee, by unanimous vote at a meeting held on October 12, 2018, (i) determined that the Merger is fair and reasonable and in the best interests of Apollonia and Apollonia’s common unitholders and financial rights holders, (ii) approved the Merger and the execution and delivery of the merger agreement, (iii) recommended approval of the merger agreement by voting Apollonia members and (iv) recommended that the Apollonia board approve the Merger, authorize the entry into the merger agreement, submit the merger agreement to a vote of the voting members of Apollonia and recommend approval of the merger agreement by the voting members of Apollonia.

Based on the Apollonia special committee’s recommendation, the Apollonia board (with Mr. Buchholz abstaining) at a meeting held on October 12, 2018, (i) determined that the Merger is in the best interests of Apollonia and the unaffiliated Apollonia unitholders, (ii) approved the Merger, the merger agreement and the execution, delivery and performance of the merger agreement and (iii) directed that the merger agreement be submitted to a vote of voting members of Apollonia.

The Apollonia special committee and the Apollonia board viewed the following factors as being generally positive or favorable in coming to their determinations and recommendation with respect to the Merger:

•	The merger agreement provides for Apollonia unitholders to receive 200,000 St. Renatus voting common units in exchange for all outstanding Apollonia common units and financial rights.

•

The Apollonia special committee and board retained financial and legal advisors with knowledge and experience with respect to Merger and acquisition transaction, as well as substantial experience advising other companies with respect to transactions similar to the Merger.

•	The Merger is expected to create operating efficiencies and cost savings in administrative and interest costs as well as other combined benefits.

•

Apollonia’s existence is dependent upon the success of St. Renatus, and senior management of St. Renatus indicated that a merger was necessary to pursue its various alternatives and that Apollonia’s future existence without the merger was unlikely.

•

The alternative of attempting to recover the intellectual property rights from St. Renatus was doubtful as a matter of law, and Apollonia lacks the resources to either pursue such litigation or develop the intellectual property independently.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Apollonia special committee and the Apollonia board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Apollonia special committee and the Apollonia board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Apollonia special committee and the Apollonia board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Apollonia special committee and the Apollonia board may have given different weights to different factors. The Apollonia special committee and the Apollonia board made their recommendations based on the totality of information presented to, and the investigation conducted by, the Apollonia special committee and the Apollonia board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Concerning Forward-Looking Statements.”

The Apollonia special committee and the Apollonia board each recommend that Apollonia voting unitholders vote “FOR” the approval of the merger agreement and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

 Reasons of the St. Renatus Board for the Merger

The St. Renatus board of directors, at a meeting held on March 2, 2018, (i) determined that it is in the best interests of St. Renatus and its members, and declared it advisable, for St. Renatus to enter into the merger agreement and (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the Merger.

The reasons for the St. Renatus board approving the merger agreement, and the Merger at this time include:

•

The opportunity for St. Renatus to benefit from owning all the assets of Apollonia, thereby mitigating disputes between St. Renatus and Apollonia and reducing its royalty obligations upon the sale of certain products.

•	The structure of the Merger, which does not require St. Renatus unitholder approval, enhances deal certainty.

•

The opportunity for St. Renatus and Apollonia to achieve synergies in the form of cost savings and other efficiencies related to the simplification of their organizational structure, including the elimination of intercompany indebtedness and disputes regarding the assignment of intellectual property as well as the benefit of presenting a single entity to a purchaser of St. Renatus.

•	The elimination of risks arising from potential conflicts between St. Renatus and Apollonia as a result of common ownership of St. Renatus and Apollonia and their past history as related persons.

•	The relatively low execution risk in integrating businesses due to existing shared services.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and many of the principal factors considered by the St. Renatus board in considering the merger. In view of the number and variety of factors and the amount of information considered, the St. Renatus board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the St. Renatus board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the St. Renatus board may have given different weights to different factors. The St. Renatus board made its recommendations based on the totality of information presented to, and the investigation conducted by, the St. Renatus board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Concerning Forward-Looking Statements.”

Indemnification and Insurance

The Apollonia member control agreement requires Apollonia, among other things, to indemnify the governors and executive officers of Apollonia against certain liabilities that may arise by reason of their service as governors or officers. In addition, the merger agreement provides that, for a period of six years from the effective time, Apollonia’s governors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving entity.

FAIRNESS OPINION OF APOLLONIA ADVISOR

Apollonia has obtained a written opinion from Palladian Valuation, LLC (“Palladian”) that, based upon and subject to certain matters stated in the opinion, the merger consideration to be received by the Apollonia unitholders as a group in the Merger is fair, from a financial point of view, to the Members of Apollonia. A copy of the opinion is attached to the proxy statement/offering circular as Annex B. Palladian’s opinion is not a recommendation to any Member as to how to vote on the proposed Merger. You should read the opinion completely to understand the procedures followed, matters considered, and limitations and qualifications on the work done by Palladian in providing its opinion.

Palladian is an investment banking firm that was retained solely to opine on the fairness of the Merger consideration to be received by the Apollonia unitholders as a group in the Merger from a financial point of view. Palladian is an affiliate of Oberon Securities, LLC and has substantial experience with valuations and merger transactions. It has not acted as Apollonia’s financial advisor in connection with the Merger or any related transactions, although it may seek to provide investment banking or other financial services to Apollonia or St. Renatus in the future.

Palladian reviewed the memorandum of understanding summarizing the proposed terms of the Merger, certain Apollonia financial statements that it deemed relevant, certain business and operating information provided by Apollonia management, certain information provided by a third-party service, publicly available information regarding other businesses and business combinations, and information regarding certain publicly traded companies deemed relevant. Palladian also held discussions with members of senior management of Apollonia and St. Renatus. Palladian relied upon the accuracy of the information that it received and did not independently verify any of the information received. Palladian did not attempt to value Apollonia or its assets. Instead, it analyzed the value of what Apollonia unitholders as a group will receive in the merger according to the Memorandum of Understanding, namely 10% of St. Renatus.

The analysis consisted of three valuation methodologies: (1) comparable public companies; (2) comparable transactions; and (3) discounted cash flow. All of the methodologies require assumptions regarding St. Renatus’ operations and ability to obtain funding. Furthermore, whether a company or a transaction is “comparable” is necessarily subjective.

The comparable public company analysis reviewed seven companies deemed similar, although most were substantially larger. Those companies were found to have a range of multiples of 2.7 to 7.8 times revenue, with a mean of 4.3. Using the present value of St. Renatus’ projected fiscal 2020 revenues, the analysis determined an implied equity value for 10% of St. Renatus to be between $3.5 and $14.9 million, with a mean of $7.1 million.

The comparable transaction analysis reviewed nine transactions deemed similar, although most were acknowledged to be substantially larger. The value of those transactions was divided by revenue in order to obtain a range of multiples. The analysis then used St. Renatus’ projected 2020 revenue to conclude that the 10% implied equity value of St. Renatus ranges from $10.6 to $20.3 million, with a mean of $11.9 million.

The discounted cash flow analysis is based on St. Renatus’ projections for the three-year period through fiscal 2021. Those projections are discounted by rates of 50 –60% to reflect the speculative nature of the forecasts. Revenue multiples of 6x, 7.5x, and 9x were then applied to arrive at the projected present value of the cash flows and the present value of Apollonia in 2021. Depending upon the discount rate and revenue multiple used, the range of values for Apollonia’s implied equity is between $9.6 million and $19.5 million.

Ultimately, the fairness opinion indicates that, without the Merger, management of St. Renatus estimates that the present value to Apollonia unitholders is zero and Apollonia management directed that Palladian use such zero value estimate. The valuations based upon the Merger are subject to assumptions and limitations, including management’s estimate that revenue will grow to more than $81 million for fiscal 2021. The fairness opinion, therefore, compares zero with the possibility of receiving something substantially in excess of zero, and concludes that the merger consideration to be received by the Apollonia unitholders in the Merger is fair, from a financial point of view, to the members of Apollonia.

THE MERGER AGREEMENT

This section of the proxy statement/offering circular describes certain terms of the merger agreement. It is not intended to include every term of the Merger, but rather addresses only the significant aspects of the Merger. This discussion is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this proxy statement/offering circular and is incorporated herein by reference. We urge you to read the merger agreement as well as the discussion in this document carefully.

General; Business and Operations after the Merger

If the unitholders of Apollonia approve the merger agreement and the other conditions to the consummation of the Merger are satisfied, St. Renatus will acquire Apollonia. St. Renatus will issue a cumulative amount of 200,000 St. Renatus common units for all of the outstanding Apollonia equity interests. Each of the St. Renatus common units issued and outstanding immediately prior to the effective date of the Merger, will remain issued and outstanding and unchanged as a result of the Merger.

Upon the consummation of the Merger, Apollonia will merge with and into SR Merger Sub with Apollonia surviving the Merger as a wholly owned subsidiary of St. Renatus. One current Apollonia governor, Ryan A. Martorano, will be appointed to the board of directors of St. Renatus following the Merger. With the exception of the aforementioned addition, it is expected that the current directors and executive officers of St. Renatus will remain in place following the Merger. The current Apollonia directors and officers in place prior to the Merger will all resign in connection with the Merger.

What Apollonia Unitholders Will Receive in the Merger

Merger Consideration

If the Merger is completed, holders of Apollonia equity interests will receive a specified number of St. Renatus common units based on the distribution provisions set forth below under “Allocation of Merger Consideration to Apollonia Unitholders.”

Neither St. Renatus common units nor Apollonia equity interests are traded on any securities exchange or quotation system. However, given the historical absence of any market for St. Renatus common units or Apollonia equity interests, neither the price at which St. Renatus common units were last sold nor the price of St. Renatus common units that was used for determining the distribution preference to Apollonia equity holders in this transaction should be considered indicative of the value of St. Renatus common units following this transaction.

Fractional Units

No fractional units of St. Renatus common units will be issued in connection with the merger. Instead, the number of St. Renatus common units will be rounded up or down to the nearest whole St. Renatus common unit when St. Renatus common units are issued to Apollonia unitholders in connection with the Merger.

Allocation of Merger Consideration to Apollonia Unitholders

As a result of the Merger, each Apollonia unitholder will receive a right to a specified number of St. Renatus common units in exchange for all of their Apollonia equity interests, including all Apollonia common units, all Apollonia financial rights units and all related Apollonia governance rights. After the Merger, Apollonia holders will receive a specified number of whole St. Renatus common units equal to the amount they are entitled to receive under Sections 8.3 and 4.2 of Apollonia’s LLC agreement, as if Apollonia contributed all its assets and liabilities to St. Renatus in exchange for the Aggregate Merger Consideration, consisting of 200,000 St. Renatus common units, valued at $70 per common unit, with such common units then distributed in kind to Apollonia holders in the manner required by Section 8.3(c)(ii) of the Apollonia member control agreement which directs that such distributions should be made pursuant to Section 4.2 of Apollonia’s member control agreement. An excerpt of the relevant provisions of the Apollonia member control agreement governing distributions, including the definition of capitalized terms used therein, is included as Exhibit A to the merger agreement, with the merger agreement attached hereto as Annex A.

Pursuant to Section 4.2 of the Apollonia member control agreement, distributions are to be made first to the Apollonia members and financial assignees in proportion to and to the extent of each such person’s “invested cash” that has not previously been repaid, as set forth in Apollonia’s books and records. “Invested cash” means any cash amount that Apollonia holders invested in either Apollonia or invested through the purchase of financial rights from the founding members (with respect to any of the financial assignees). After each Apollonia member and the financial assignees have received a return of their invested cash in the form of St. Renatus common units (with a value determined to be equal to such invested cash owing to such Apollonia unitholder), further distributions of the remaining St. Renatus common units available for distribution will be made in proportion to each Apollonia member’s and financial assignee’s percentage interests. No fractional common units in St. Renatus will be issued, any fraction will be rounded up or down to the nearest whole St. Renatus common unit. Apollonia will determine the total amount of invested cash for each Apollonia unitholder and has valued the St. Renatus common units at $70 per common unit for this purpose, a value determined by a special committee of the Apollonia board of governors. Apollonia holders who have an invested cash amount will first receive the balance due of their invested cash in the form of St. Renatus common units, after reflecting prior cash distributions made in previous years. The remaining St. Renatus common units, after all invested cash has been repaid as described above, will be allocated to all Apollonia holders (including those who had no invested cash) based on their respective percentage interests, as measured by the number of Apollonia common units and/or Apollonia financial rights units that they hold as compared to all outstanding Apollonia common units and Apollonia financial rights units.

Prior to voting on the Merger, each Apollonia unitholder will receive a statement from Apollonia as part of the proxy voting materials that will show the Apollonia unitholder’s holdings of Apollonia common units and/or Apollonia financial rights units pursuant to the Company records and their balance, if any, of “invested cash” as of immediately prior to the Merger. In addition, the statement will show the number of whole St. Renatus common units that such Apollonia unitholder will receive in the Merger in exchange for the Apollonia equity interests such person holds.

Dissenters’ Rights

Holders of equity interests in Apollonia will have no dissenters’ or appraisal rights in connection with the Merger under applicable Minnesota law.

Closing and Effective Time of the Merger

The Merger will be completed only if all of the following occur:

●	the merger agreement is approved by Apollonia’s voting unitholders;
●	all required regulatory consents and approvals are obtained; and
●	all other conditions to the Merger discussed in this proxy statement/offering circular and the merger agreement are either satisfied or waived.

If all of these conditions are met, the closing of the Merger will occur no later than 10 business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time or date is determined by mutual agreement of St. Renatus and Apollonia.

Representations and Warranties in the Merger Agreement

Apollonia and St. Renatus have made customary representations and warranties to each other as part of the merger agreement. The assertions embodied in those representations and warranties are qualified by information in the disclosure schedule that Apollonia has provided St. Renatus. Apollonia and St. Renatus do not believe that this disclosure schedule contains information that securities laws require the parties to publicly disclose. Accordingly, unitholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and certain representations and warranties may have been modified in part by the underlying disclosure schedule. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. Apollonia’s representations and warranties are contained in article 4 of the merger agreement and relate to, among other things:

•	its organization and authority to enter into the merger agreement;
•	its capitalization, lack of subsidiaries and financial statements;
•	pending and threatened litigation against Apollonia;

•	the absence of certain changes or events since December 31, 2017;
•	its intellectual property rights, including its rights and obligations under existing assignment agreements;
•	the validity of the claimed ownership of the Apollonia equity interests;
•	its legal and regulatory compliance;
•	its LLC Agreement, other contractual obligations and contingent liabilities; and
•	its lack of tax liabilities or other undisclosed liabilities.

St. Renatus’ and merger sub’s representations and warranties are contained in Article 5 of the merger agreement and relate to, among other things:

•	their organization and authority to enter into the merger agreement;
•	their financial statements;
•	pending and threatened litigation against them;
•	the absence of certain changes or events since July 31, 2018;
•	the validity of the claimed ownership of the St. Renatus equity interests;
•	St. Renatus’ investment intent;
•	St. Renatus LLC Agreement, other contractual obligations and contingent liabilities; and
•	its lack of undisclosed liabilities.

Each party’s representations and warranties are for the benefit of the other; they are not for the benefit of and may not be relied upon by any unitholders. The representations and warranties of the parties will not survive the closing of the Merger.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the Merger. The conditions include, among other things:

•	approval by Apollonia’s unitholders of the merger agreement by the required vote;

•

approval of the Merger and the transactions contemplated thereby by applicable regulatory authorities without imposing conditions which would have a material adverse effect on (1) the financial position, business, results of operations or prospects of either St. Renatus or Apollonia, or (2) either party’s ability to perform its obligations under the merger agreement;

•	receipt of all third-party consents necessary to consummate the Merger, other than those that would not have a material adverse effect on the party required to obtain the consent;

•	the absence of a stop order suspending the qualification of St. Renatus’ offering circular under the Securities Act with respect to St. Renatus common units to be issued to the Apollonia unitholders;

•	St. Renatus’ receipt of all required approvals by state securities or “blue sky” authorities with respect to the issuance of St. Renatus common units to Apollonia unitholders;

•	the absence of an order, decree or injunction enjoining or prohibiting completion of the Merger;

•	the appointment of Ryan A. Martorano to St. Renatus’ board of directors to serve following the Merger; and

•

each party’s certification to the other as to the continued accuracy of the representations and warranties contained in the merger agreement, compliance with covenants and closing conditions and the satisfaction of all other matters applicable to the transaction.

The conditions to closing the Merger, termination provisions and closing deliverables are set forth in articles 6, 7 and 8 of the merger agreement. The parties intend to complete the Merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the Merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. Any change in the terms of the merger agreement after the Apollonia special unitholders meeting may require a re-solicitation of votes from Apollonia’s unitholders with respect to the amended merger agreement.

Business of Apollonia Pending the Merger

The merger agreement requires Apollonia to continue to operate its business as usual and to preserve its business organization, rights and franchises pending the Merger and to refrain from taking any action that would materially adversely affect the receipt of required regulatory or other consents or materially adversely affect either party’s ability to perform its covenants and agreements under the merger agreement. The restrictions on Apollonia’s business activities are set forth in section 6.1 of the merger agreement.

Termination upon Receipt of Superior Proposal

Apollonia has not had any negotiations with any person regarding any alternative acquisition transaction as of the time the merger agreement was executed and thereafter. Notwithstanding the foregoing, the Apollonia board of governors has a right to consider a “Superior Proposal” in the exercise of its fiduciary duties. “Superior Proposal” means any bona fide proposal or offer made by a third party pursuant to which such third party would acquire, directly or indirectly, more than 50% of the Apollonia units or substantially all of the assets of Apollonia; (A) on terms which the Apollonia board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the holders of Apollonia units, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes proposed by St. Renatus to the terms of the merger agreement) and (B) the conditions to the consummation of which are all reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal (including certainty of financing and certainty of closing). Should Apollonia terminate the merger agreement as a result of a Superior Proposal, it or the acquiring company will be required to pay St. Renatus a termination fee equal to $500,000.

Apollonia was also required to instruct its respective officers, governors, agents, and affiliates to refrain from taking action prohibited by Apollonia and is required to notify St. Renatus immediately if it receives any inquiries from third parties. However, no director or officer of Apollonia is prohibited from taking any action that the board of governors of Apollonia determines in good faith, after consultation with counsel, is required by law or is required to discharge such governor’s or officer’s fiduciary duties including with respect to a Superior Proposal.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the Merger. Those circumstances are:

•	by mutual consent of Apollonia’s board of governors and St. Renatus’ board of directors;

•

by either party if the other party materially breaches any representation, warranty or covenant, such breach cannot be, or is not, cured within 15 days after written notice and the existence of such breach would result in a “material adverse effect,” as defined in the merger agreement, on the breaching party;

•

by either party if Apollonia’s unitholders do not approve the merger agreement or if any required consent of any regulatory authority is denied or issued subject to conditions which would have a material adverse effect on (1) the financial position, business, results of operations or prospects of either St. Renatus or Apollonia, or (2) either party’s ability to perform its obligations under the merger agreement;

•	by either party if the merger has not been consummated or a condition precedent cannot be satisfied or waived by December 31, 2018;

•

by St. Renatus if Apollonia’s board of governors withdraws, modifies or changes its recommendation to its unitholders regarding approving the merger agreement; cancels the unitholders or board meeting at which the unitholders or governors will vote on the merger agreement; recommends or approves a merger, sale of assets or other business combination or substantial investment by a third party (other than the St. Renatus Merger); or resolves or announces any agreement to do any of those things;

•	by Apollonia if Apollonia receives a Superior Proposal (as described above), which termination will require that a $500,000 termination fee be paid to St. Renatus.

Payment of Expenses Relating to the Merger

The parties will pay all of their own expenses related to negotiating and completing the Merger.

Interests of Certain Persons in the Merger

One of Apollonia’s governors has an interest in the transaction in addition to his interests generally as a unitholder of Apollonia. Apollonia’s board of governors was aware of this interest and considered it, in addition to other matters, in approving the merger agreement, including it use of a special committee of independent directors to advise the board of governors on the terms of the Merger (and the abstention of the interested governor from the vote on approving the Merger).

Appointment of One Apollonia Governor to St. Renatus’ Boards of Directors

Upon the consummation of the Merger, current Apollonia governor Ryan M. Martorano will be appointed to the St. Renatus Board of Directors.

Indemnification and Insurance

After the merger, Apollonia as a wholly owned subsidiary of St. Renatus, will continue to indemnify all past and present directors and officers of Apollonia to the extent such right to indemnification existed prior to the Merger.

Additionally, St. Renatus has agreed to allow Apollonia to cause the persons serving as Apollonia officers or governors prior to the Merger to be covered for a period of six years from the effective time of the Merger by the directors’ and officers’ liability insurance policy maintained by Apollonia with respect to acts or omissions occurring prior to or at the effective time.

Surrender and Exchange of Apollonia Unit Certificates

At the effective time of the Merger, Apollonia unitholders who will receive St. Renatus common units in the Merger will automatically become entitled to all of the rights and privileges afforded to St. Renatus unitholders as of that time. However, the actual physical exchange of Apollonia equity interest certificates for St. Renatus common unit certificates will occur after the Merger.

St. Renatus personnel will serve as the exchange agent for the Merger. Prior to the closing of the Merger, St. Renatus will send or cause to be sent to all Apollonia’s unitholders a letter of transmittal with instructions for exchanging their Apollonia equity certificates (if any) for the merger consideration to which they are entitled. Each Apollonia equity certificate issued and outstanding immediately prior to the effective time of the Merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when they are actually exchanged.

St. Renatus will delay paying former unitholders of Apollonia who become holders of St. Renatus common units pursuant to the Merger any distributions that may become payable to holders of record of St. Renatus common units following the effective time of the Merger until they have surrendered their certificates evidencing their Apollonia equity interests, at which time St. Renatus will pay any such distributions without interest.

You should not send in your Apollonia equity interest certificate(s) until you have received a letter of transmittal and further written instructions from Apollonia. Please do NOT send in your unit certificates with your proxy card.

After the exchange agent receives your Apollonia certificate(s), together with a properly completed election form/letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of any St. Renatus common units.

Unitholders who cannot locate their Apollonia equity interest certificates are urged to promptly contact:

Linda Hult

1000 Centre Avenue

Fort Collins, CO 80526

Telephone: 970-282-0156 x 3512

E-mail: lhult@kovanaze.com

Apollonia will issue a new unit certificate to replace the lost certificate(s) or waive the need to issue a new certificate only if the unitholder of Apollonia signs an affidavit certifying that his, her or its certificate(s) cannot be located and containing an agreement to indemnify Apollonia and St. Renatus against any claim that may be made against Apollonia or St. Renatus by the owner of the certificate(s) alleged to have been lost or destroyed. Apollonia or St. Renatus may also require the unitholder to post a bond in an amount sufficient to support the unitholder’s agreement to indemnify Apollonia and St. Renatus.

 Resale of St. Renatus Common Units

The St. Renatus common units to be issued in the Merger will be qualified under the Regulation A exemption from registration under the Securities Act. Nevertheless, due to restrictions on transfer imposed under the St. Renatus LLC agreement and applicable securities and tax laws, Apollonia unitholders will not be able to freely trade their St. Renatus common units upon completion of the merger.

In addition to restrictions on transfer imposed by the St. Renatus LLC agreement, those unitholders who are deemed to be affiliates of St. Renatus may only sell their St. Renatus common units as provided by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. The term “affiliate” generally means each person who is an executive officer, director or 10% unitholder of St. Renatus after the merger. Rule 144 requires the availability of current public information about the issuer, a holding period for units issued without SEC registration, volume limitations and other restrictions on the manner of sale of the units.

Regulatory and Other Required Approvals

In connection with or as a result of the Merger, St. Renatus or Apollonia may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The St. Renatus common units to be issued in exchange for Apollonia equity interests in the merger have been qualified with the SEC under Regulation A of the Securities Act and will be issued pursuant to available exemptions from registration under state securities laws.

UNAUDITED HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS

The following unaudited financial statements of St. Renatus and Apollonia are set forth below: balance sheets, and related statements of operations and cash flows, as of June 30, 2018 and December 31, 2017 and 2016. Also included are unaudited historical comparative balance sheets, statement of operations and cash flows for St. Renatus for the 6-months ended June 30, 2018 and 2017 and the year ended December 31, 2017 and 2016.

The following unaudited pro forma consolidated financial information of St. Renatus reflects the pro forma impacts of Apollonia’s proposed merger with St. Renatus. The pro forma condensed consolidated balance sheets for June 30, 2018, December 31, 2017 and December 31, 2016 give effect to the merger as if it has occurred on December 31, 2015 and the unaudited pro forma condensed statement of operations and cash flows for the six months ending June 30, 2018 and the years ending December 31, 2017 and 2016 assume the merger was completed on January 1, 2016. The stand-alone financial statements of each entity were used to generate the pro forma statements.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the merger had been completed on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document. The merger is expected to close in the fourth quarter of 2018.

Under the terms of the merger agreement, holders of Apollonia equity interest will receive a specified number of St. Renatus common units based on the distribution provisions as set forth above in “allocation of Merger Consideration to Apollonia Unitholders”. No fractional common units in St. Renatus will be issued, any fraction will be rounded up or down to the nearest whole St. Renatus common unit. Apollonia will determine the total amount of invested cash for each Apollonia unitholder and has valued the St. Renatus common units at $70 per common unit for this purpose, a value determined by a special committee of the Apollonia board of governors. Apollonia holders who have an invested cash amount will first receive the balance due of their invested cash in the form of St. Renatus common units, after reflecting prior cash distributions made in previous years. The remaining St. Renatus common units, after all invested cash has been repaid as described above, will be allocated to all Apollonia holders (including those who had no invested cash) based on their respective percentage interests, as measured by the number of Apollonia common units and/or Apollonia financial rights units that they hold as compared to all outstanding Apollonia common units and Apollonia financial rights units.

Prior to voting on the Merger, each Apollonia unitholder will receive a statement from Apollonia as part of the proxy voting materials that will show the Apollonia unitholder’s holdings of Apollonia common units and/or Apollonia financial rights units pursuant to the Company records and their balance, if any, of “invested cash” as of immediately prior to the Merger. In addition, the statement will show the number of whole St. Renatus common units that such Apollonia unitholder will receive in the Merger in exchange for the Apollonia equity interests such person holds.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
June 30, 2018
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Current Assets
Cash and equivalents	$920	$30		$950
Accounts receivable	18			18
Due from Related Company				0
Inventories	1,725			1,725
Prepaid expenses and other	805			805
Total current assets	3,468	30	0	3,498

Non-current assets
Notes receivable - Related Company	4,340	9,016	(13,340)	16
Notes receivable - members	1,469	1,841		3,310
Interest receivable - related parties	1,598		(1,557)	41
Intangible assets, net	5,943	4	(4,672)	1,275
Equipment, net	1,952	4		1,956
Total non-current assets	15,302	10,865	(19,569)	6,598

Total Assets	$18,770	$10,895	$(19,569)	$10,096

Current Liabilities
Accounts payable	$1,237	$182		$1,419
Accrued expenses	2,794		6	2,800
Due to related parties	0	197		197
Current portion of long-term notes payable	9,729			9,729
Total current liabilities	13,760	379	6	14,145

Non-current liabilities
Notes payable, less current portion	9,971			9,971
Notes payable - Related Company	9,000	5,903	(14,903)	0
Total liabilities	32,731	6,282	(14,897)	24,116

Commitments and contingencies				0

Members' (deficit) equity	(13,961)	4,613	(4,672)	(14,020)

Total liabilities and members' (deficit) equity	$18,770	$10,895	$(19,569)	$10,096

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations and Cash Flows
For the Six Months Ended June 30, 2018
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Sales	1	0		1

Costs and Expenses
Cost of goods sold	80	0		80
Payroll, benefits and related	682			682
Clinical trials and regulatory submission	155			155
Professional fees	513	99		612
Advertising and marketing	191			191
General and administrative	449	25		474
Depreciation and amortization	1,589	1	(1,332)	258
Total costs and expenses	3,659	125	(1,332)	2,452
Operating Income / (Loss)	(3,658)	(125)	1,332	(2,451)
Other Income / (Expense)
Interest income	138	18	(106)	50
Interest expense	(977)	(116)	106	(987)
Other, net	0			0
Net Profit / (Loss)	(4,497)	(223)	1,332	(3,388)

Cash flow from operating activities:
Net Income / (Loss)	(4,497)	(223)	1,332	(3,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,589	1	(1,332)	258
Changes in assets and liabilities	(668)	201		(467)
Net Cash provided / (used) in operating activities	(3,576)	(21)	0	(3,597)

Cash flow from investing activities:
Purchases of equipment and intangible assets	(103)	0	0	(103)

Cash flows from financing activities:
Advances to members, net	0	0		0
Debt issuance costs	(32)	0		(32)
Proceeds from sale of Member Units	0	0		0
Proceeds from issuance of notes payable	5,236	0		5,236
Payments on notes payable	(1,000)	0		(1,000)
Net Cash provided / (used) by financing activities	4,204	0	0	4,204

Net increase / (decrease) in cash and cash equivalents	525	(21)	0	504

Cash and cash equivalents - beginning of period	395	51	0	446

Cash and cash equivalents - end of period	920	30	0	950

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2017
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Current Assets
Cash and equivalents	$395	$51		$446
Accounts receivable	17			17
Due from Related Company	105			105
Inventories	1,739			1,739
Prepaid expenses and other	618	8		626
Total current assets	2,874	59	0	2,933

Non-current assets
Notes receivable - Related Company	4,340	9,000	(13,340)	0
Notes receivable - members	1,469	1,879		3,348
Interest receivable - related parties	1,459		(1,452)	7
Intangible assets, net	7,284		(6,004)	1,280
Equipment, net	2,097	4		2,101
Total non-current assets	16,649	10,883	(20,796)	6,736

Total Assets	$19,523	$10,942	$(20,796)	$9,669

Current Liabilities
Accounts payable	$3,427	$134		$3,561
Accrued expenses	224	28		252
Due to related parties	894	152		1,046
Current portion of long-term notes payable	10,729			10,729
Total current liabilities	15,274	314	0	15,588

Non-current liabilities
Notes payable, less current portion	4,735			4,735
Notes payable - Related Company	9,000	5,792	(14,792)	0
Total liabilities	29,009	6,106	(14,792)	20,323

Commitments and contingencies				0

Members' (deficit) equity	(9,486)	4,836	(6,004)	(10,654)

Total liabilities and members' (deficit) equity	$19,523	$10,942	$(20,796)	$9,669

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations and Cash Flows
For the Year Ended December 31, 2017
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Sales	212	129	0	341

Costs and Expenses
Cost of goods sold	4,962	61	87	5,110
Payroll, benefits and related	5,074	73		5,147
Clinical trials and regulatory submission	172	0		172
Professional fees	1,379	292		1,671
Advertising and marketing	829	0		829
General and administrative	1,549	27		1,576
Depreciation and amortization	3,120	2	(2,664)	458
Total costs and expenses	17,085	455	(2,577)	14,963
Operating Income / (Loss)	(16,873)	(326)	2,577	(14,622)
Other Income / (Expense)
Interest income	234	34	(206)	62
Interest expense	(1,151)	(206)	206	(1,151)
Other, net	(246)	77		(169)
Net Profit / (Loss)	(18,036)	(421)	2,577	(15,880)

Cash flow from operating activities:
Net Income / (Loss)	(18,036)	(421)	2,577	(15,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,120	2	(2,664)	458
Changes in assets and liabilities	(1,717)	399	87	(1,231)
Net Cash provided / (used) in operating activities	(16,633)	(20)	0	(16,653)

Cash flow from investing activities:
Purchases of equipment and intangible assets	(884)			(884)

Cash flows from financing activities:
Advances to members, net	(767)			(767)
Debt issuance costs	0			0
Proceeds from sale of Member Units	5,000	65		5,065
Proceeds from issuance of notes payable	13,414			13,414
Payments on notes payable	(81)			(81)
Net Cash provided / (used) by financing activities	17,566	65	0	17,631

Net increase / (decrease) in cash and cash equivalents	49	45	0	94

Cash and cash equivalents - beginning of period	345	6		351

Cash and cash equivalents - end of period	394	51	0	445

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2016
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Current Assets
Cash and equivalents	$345	$6		$351
Accounts receivable	637			637
Due from Related Company	0			0
Inventories	4,281			4,281
Prepaid expenses and other	947	7		954
Total current assets	6,210	13	0	6,223

Non-current assets
Notes receivable - Related Company	4,340	9,000	(13,340)	0
Notes receivable - members	2,880	1,804		4,684
Interest receivable - related parties	1,278		(1,246)	32
Intangible assets, net	9,679		(8,668)	1,011
Equipment, net	2,184	8		2,192
Total non-current assets	20,361	10,812	(23,254)	7,919

Total Assets	$26,571	$10,825	$(23,254)	$14,142

Current Liabilities
Accounts payable	$9,129	$7		$9,136
Accrued expenses	216	3	2	221
Due to related parties	0	0		0
Current portion of long-term notes payable	2,131	0		2,131
Total current liabilities	11,476	10	2	11,488

Non-current liabilities
Notes payable, less current portion	0	0		0
Notes payable - Related Company	9,000	5,588	(14,588)	0
Total liabilities	20,476	5,598	(14,586)	11,488

Commitments and contingencies		0		0

Members' (deficit) equity	6,095	5,227	(8,668)	2,654

Total liabilities and members' (deficit) equity	$26,571	$10,825	$(23,254)	$14,142

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations and Cash Flows
For the Year Ended December 31, 2016
(in Thousands)

	St Renatus Historical	Apollonia Historical	Pro Forma Adjustments	St Renatus Pro Forma with Apollonia Merger
Sales	1,347	0		1,347

Costs and Expenses
Cost of goods sold	1,251	0	(135)	1,116
Payroll, benefits and related	5,249	34		5,283
Clinical trials and regulatory submission	3,559	0		3,559
Professional fees	1,743	69		1,812
Advertising and marketing	2,056	0		2,056
General and administrative	1,434	77		1,511
Depreciation and amortization	1,411	3	(1,332)	82
Total costs and expenses	16,703	183	(1,467)	15,419
Operating Income / (Loss)	(15,356)	(183)	1,467	(14,072)
Other Income / (Expense)
Interest income	206	34	(187)	53
Interest expense	(273)	(188)	187	(274)
Other, net	(271)	11		(260)
Net Profit / (Loss)	(15,694)	(326)	1,467	(14,553)

Cash flow from operating activities:
Net Income / (Loss)	(15,694)	(326)	1,467	(14,553)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,411	3	(1,332)	82
Changes in assets and liabilities	2,567	250	(135)	2,682
Net Cash provided / (used) in operating activities	(11,716)	(73)	0	(11,789)

Cash flow from investing activities:
Purchases of equipment and intangible assets	(1,601)			(1,601)

Cash flows from financing activities:
Advances to members, net	(480)	0		(480)
Debt issuance costs	0	0		0
Proceeds from sale of Member Units	13,200	0		13,200
Proceeds from issuance of notes payable	0	0		0
Payments on notes payable	(239)	0		(239)
Net Cash provided / (used) by financing activities	12,481	0	0	12,481

Net increase / (decrease) in cash and cash equivalents	(836)	(73)	0	(909)

Cash and cash equivalents - beginning of period	1,180	79		1,259

Cash and cash equivalents - end of period	344	6	0	350

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
June 30, 2018 and June 30, 2017
(in Thousands)

	6/30/2018	6/30/2017	Inc/(Dec)
Current Assets
Cash and equivalents	$920	$1,721	$(801)
Accounts receivable	18	(372)	390
Due from Related Company	0		0
Inventories	1,725	3,606	(1,881)
Prepaid expenses and other	805	487	318
Total current assets	3,468	5,442	(1,974)

Non-current assets
Notes receivable - Related Company	4,340	4,340	0
Notes receivable - members	1,469	2,960	(1,491)
Interest receivable - related parties	1,598	1,394	204
Intangible assets, net	5,943	8,428	(2,485)
Equipment, net	1,952	2,438	(486)
Total non-current assets	15,302	19,560	(4,258)

Total Assets	$18,770	$25,002	$(6,232)

Current Liabilities
Accounts payable	$1,237	$4,974	$(3,737)
Accrued expenses	2,794	480	2,314
Due to related parties	0	0	0
Current portion of long-term notes payable	9,729	3,050	6,679
Total current liabilities	13,760	8,504	5,256

Non-current liabilities
Notes payable, less current portion	9,971	7,174	2,797
Notes payable - Related Company	9,000	8,000	1,000
Total liabilities	32,731	23,678	9,053

Commitments and contingencies	0	0	0

Members' (deficit) equity	(13,961)	1,324	(15,285)

Total liabilities and members' (deficit) equity	$18,770	$25,002	$(6,232)

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations and Cash Flows
For the Six Months Ended June 30, 2018 and June 30, 2017
(in Thousands)

	6/30/2018	6/30/2017	Inc/(Dec)
Sales	1	(54)	55

Costs and Expenses
Cost of goods sold	80	1,864	(1,784)
Payroll, benefits and related	682	2,917	(2,235)
Clinical trials and regulatory submission	155	421	(266)
Professional fees	513	968	(455)
Advertising and marketing	191	708	(517)
General and administrative	449	955	(506)
Depreciation and amortization	1,589	1,505	84
Total costs and expenses	3,659	9,338	(5,679)
Operating Income / (Loss)	(3,658)	(9,392)	5,734
Other Income / (Expense)
Interest income	138	115	23
Interest expense	(977)	(525)	(452)
Other, net	0	31	(31)
Net Profit / (Loss)	(4,497)	(9,771)	5,274

Cash flow from operating activities:
Net Income / (Loss)	(4,497)	(9,771)	5,274
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,589	1,505	84
Changes in assets and liabilities	(668)	(1,862)	1,194
Net Cash provided / (used) in operating activities	(3,576)	(10,128)	6,552

Cash flow from investing activities:
Purchases of equipment and intangible assets	(103)	(508)	405

Cash flows from financing activities:
Advances to members, net	0	(80)	80
Debt issuance costs	(32)	0	(32)
Proceeds from sale of Member Units	0	5,000	(5,000)
Proceeds from issuance of notes payable	5,236	7,174	(1,938)
Payments on notes payable	(1,000)	(82)	(918)
Net Cash provided / (used) by financing activities	4,204	12,012	(7,808)

Net increase / (decrease) in cash and cash equivalents	525	1,376	(851)

Cash and cash equivalents - beginning of period	395	345	50

Cash and cash equivalents - end of period	920	1,721	(801)

The accompanying notes are an integral part of these consolidated financial statements.

St Renatus, LLC and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2017 and December 31, 2016
(in Thousands)

	12/31/2017	12/31/2016	Inc/(Dec)
Current Assets
Cash and equivalents	$395	$345	$50
Accounts receivable	17	637	(620)
Due from Related Company	105	0	105
Inventories	1,739	4,281	(2,542)
Prepaid expenses and other	618	947	(329)
Total current assets	2,874	6,210	(3,336)

Non-current assets
Notes receivable - Related Company	4,340	4,340	0
Notes receivable - members	1,469	2,880	(1,411)
Interest receivable - related parties	1,459	1,278	181
Intangible assets, net	7,284	9,679	(2,395)
Equipment, net	2,097	2,184	(87)
Total non-current assets	16,649	20,361	(3,712)

Total Assets	$19,523	$26,571	$(7,048)

Current Liabilities
Accounts payable	$3,427	$9,129	$(5,702)
Accrued expenses	224	216	8
Due to related parties	894	0	894
Current portion of long-term notes payable	10,729	2,131	8,598
Total current liabilities	15,274	11,476	3,798

Non-current liabilities
Notes payable, less current portion	4,735	0	4,735
Notes payable - Related Company	9,000	9,000	0
Total liabilities	29,009	20,476	8,533

Commitments and contingencies

Members' (deficit) equity	(9,486)	6,095	(15,581)

Total liabilities and members' (deficit) equity	$19,523	$26,571	$(7,048)

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Cash Flows
For the Year Ended December 31, 2017 and December 31, 2016
(in Thousands)

	12/31/2017	12/31/2016	Inc/(Dec)
Sales	212	1,347	(1,135)

Costs and Expenses
Cost of goods sold	4,962	1,251	3,711
Payroll, benefits and related	5,074	5,249	(175)
Clinical trials and regulatory submission	172	3,559	(3,387)
Professional fees	1,379	1,743	(364)
Advertising and marketing	829	2,056	(1,227)
General and administrative	1,549	1,434	115
Depreciation and amortization	3,120	1,411	1,709
Total costs and expenses	17,085	16,703	382
Operating Income / (Loss)	(16,873)	(15,356)	(1,517)
Other Income / (Expense)
Interest income	234	206	28
Interest expense	(1,151)	(273)	(878)
Other, net	(246)	(271)	25
Net Profit / (Loss)	(18,036)	(15,694)	(2,342)

Cash flow from operating activities:
Net Income / (Loss)	(18,036)	(15,694)	(2,342)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,120	1,411	1,709
Changes in assets and liabilities	(1,717)	2,567	(4,284)
Net Cash provided / (used) in operating activities	(16,633)	(11,716)	(4,917)

Cash flow from investing activities:
Purchases of equipment and intangible assets	(884)	(1,601)	717

Cash flows from financing activities:
Advances to members, net	(767)	(480)	(287)
Debt issuance costs	0	0	0
Proceeds from sale of Member Units	5,000	13,200	(8,200)
Proceeds from issuance of notes payable	13,414	0	13,414
Payments on notes payable	(81)	(239)	158
Net Cash provided / (used) by financing activities	17,566	12,481	5,085

Net increase / (decrease) in cash and cash equivalents	49	(836)	885

Cash and cash equivalents - beginning of period	345	1,180	(835)

Cash and cash equivalents - end of period	394	344	50

The accompanying notes are an integral part of these consolidated financial statements.

Results of Operations

The following discussion compares the results for the six-month period ended June 30, 2018 to the six-month period ended June 30, 2017 and the results for the year ended December 31, 2017 to the year ended December 31, 2016.

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Revenue, Cost of Goods Sold and Gross Profit / (Loss)

During the six months ended June 30, 2018, St Renatus had no product available for sale but generated $1k in revenue due to adjustments in our warranty accrual.  Cost of goods sold for the period consisted of warehousing and shipping costs of $80k resulting in a gross loss of $79k.

During the six months ended June 30, 2017, revenue from sales of Kovanaze was offset by promotional rebates creating negative revenue of $54k.  Cost of goods sold for the period consisted of product costs of $374k, royalty, warehousing and shipping costs of $189k and obsolete inventory write-off of $1.301M resulting in a gross loss of $1.918M.

Operating Costs and Net Profit / (Loss)

Operating costs for the six months ending June 30, 2018 compared to 2017 decreased forty-four percent as a result of the company beginning the work of transforming itself from a research and development venture managing sales through dental distributors into a consumer service and product company utilizing a direct sales platform.

Operating costs for the six months ended June 30, 2018 consists primarily of depreciation and amortization ($1.589M), interest net of earnings ($839k), payroll ($682k), professional fees ($513k), advertising and marketing ($191k), R&D costs ($155) and ongoing general and administrative costs ($449) resulting in a net loss of $4.497M.

Operating expenses for the six months ended June 30, 2017 consists primarily of payroll ($2.917M), depreciation and amortization ($1.505M), professional fees ($968k), advertising and marketing ($708k), R&D costs ($421k),interest net of earnings ($410k) and ongoing general and administrative costs ($924k) results in a net loss of $9.771M.

Year Ended December 31, 2017 Compared to December 31, 2016

Revenue, Cost of Goods Sold and Gross Profit / (Loss)

During the year ended December 31, 2017, St. Renatus generated revenue of $212k.  Cost of goods sold for the period consisted of product costs of $1.234M, royalty, warehousing and shipping costs of $301k, warranty and obsolete inventory write-off of $3.427M resulting in a gross loss of $4.750M.

During the year ended December 31, 2016, St. Renatus generated revenue of $1.347M.  Costs of goods sold for the period consisted of product costs of $1.034M, royalty, warehousing and shipping costs of $217k resulting in a gross profit of $96k.

Operating Costs and Net Profit / (Loss)

Operating costs for the year ending December 31, 2017 compared to 2016 decreased sixteen percent primarily as a result of the company receiving regulatory approval.

Operating costs for the year ended December 31, 2017 consists primarily of payroll ($5.074M), depreciation and amortization ($3.120M), interest net of earnings ($917k), professional fees ($1.379M), advertising and marketing ($829k), R&D costs ($172k) and ongoing general and administrative costs ($1.795M) resulting in a net loss of $18.036M.

Operating expenses for the year ended December 31, 2017 consists primarily of payroll ($5.249M), R&D costs ($3.559Mk), professional fees ($1.743M), advertising and marketing ($2.056M), depreciation and amortization ($1.411M), interest net of earnings ($67k) and ongoing general and administrative costs ($1.705M) results in a net loss of $15.694M.

Liquidity and Capital Resources

We have incurred losses since the inception of our business and as of June 30, 2018 we have an accumulated deficit $13.961M.  As of June 30, 2018, we had cash of $920k and a negative working capital of $10.292M.

To date we have funded our operations primarily through the sale of convertible short to mid-term debt and equity.  From the year ended December 31, 2017 through June 30, 2018 the company borrowed funds totaling $17.7M with $11.3M coming from board of directors and $0.7M coming from the cofounders.  In addition, the company received $5.0M for proceeds from issuance of 38,460 investment units.

As explained above, the company has adopted three primary initiatives to address liquidity and capital resource needs.  The first initiative is a new raise of equity.  The second involves the potential licensing of one or more follow-on medical indications to one or more parties.  The third involves raising preferred convertible debt or some variant thereof from strategic partners who can accelerate the development and traction of our digital and social marketing strategy.

Off-Balance Sheet Arrangements

Since our inception we have not engaged in any off-balance sheet arrangements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

St. Renatus, LLC, a Delaware limited liability company, was formed on September 6, 2006. St. Renatus, LLC's planned principal operations are the patenting, developing, manufacturing, and marketing of a needle-free system that delivers anesthesia as a nasal spray for use in the dental profession. St. Renatus, LLC received FDA marketing approval for certain dental indications on June 29, 2016. In 2017, St. Renatus, LLC decided a pivot in focus would provide optimal traction in the market. As such, St. Renatus, LLC developed an add-on practice builder platform for dental professionals and began marketing it in July 2018. St. Renatus, LLC continues to research additional avenues for monetization of its patented products.

St. Renatus Management, Inc., a wholly owned subsidiary of St. Renatus, LLC, provides management and related services for St. Renatus, LLC.

As more fully explained in Note 5, St. Renatus, LLC was assigned the patent for a needle-free system that delivers dental anesthesia as a nasal spray by Apollonia, LLC, an unrelated company at the time of assignment. Subsequently, Apollonia, LLC became a company with common members but separate control, and it is now considered a related party ("Related Company") under generally accepted accounting principles, the determination of which is not related to determining common ownership as defined by the IRS.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of St. Renatus, LLC and its wholly owned subsidiary, St. Renatus Management, Inc. (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of June 30, 2017, balances of cash and cash equivalents not insured by the FDIC were approximately $700,000.

Accounts Receivable

At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customer. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. As of June 30, 2018, December 31, 2017 and 2016, no allowance was necessary.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

Inventories

Inventories consist of raw materials, work in process, and finished goods and are stated at the lower of cost or net realizable value, determined using the first-in, first-out method. Inventories include costs of material, direct labor, shipping and handling, and manufacturing overhead. During the six-months ending June 30, 2018 no inventory was written off.  During the years ended December 31, 2017 and 2016, $2,698,274 and $0 of inventory was written off, respectively.

Shipping and handling costs are recorded as a cost of inventory when received. When related inventory is sold, the Company records shipping and handling costs as cost of goods sold.

Prepaid Expenses and Other

Prepaid expenses and other consist primarily of regulatory product establishment, raw material procurement, and other expenses paid in advance.

Equipment

Equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to five years.

Intangible Assets

Intangible assets consist of patents and trademarks. Costs associated with establishing patents are capitalized as incurred and approved patents are amortized on the straight-line basis over their estimated useful lives. Costs associated with establishing the trademark are capitalized as incurred and are not required to be amortized, but instead are analyzed for impairment as discussed below.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. The Company did not recognize any impairment during 2018, 2017 or 2016.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is classified as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are passed through to its members, and no provision for federal income taxes has been recorded in the accompanying consolidated financial statements.

Through 2017, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes and interest or penalties, if any, would be imposed on the members rather than the Company. Accordingly, there would be no effect on the Company's consolidated financial statements.

Beginning January 1, 2018, new rules will apply to IRS audits of partnerships and limited liability companies that are taxed as partnerships. Under these rules, adjustments resulting from an IRS audit of the partnership will be assessed at the partnership level.

The Tax Cuts and Jobs Act ("Tax Act") was signed into law on December 22, 2017. The Tax Act includes significant changes to the U.S. corporate income tax system; limitations on the deductibility of interest expense and executive compensation; eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; changing the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. The Company does not expect the Tax Act to have a financial impact on the Company because, as a limited liability company, it is not subject to federal income tax and the tax effect of its activities accrues to the members.

Research and Development Costs

A significant portion of the Company's activities involve research and development activity classified as clinical trials, which includes additional development costs intended to meet ongoing FDA regulatory approval requirements. All such expenditures are charged to expense as incurred. Research and development costs for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016 were $154,723, $171,714 and $3,559,416, respectively.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2015-11, Inventory: Simplifying the Measurement of Inventory, which requires inventory to be recorded at the lower of cost or net realizable value. The new standard was early adopted as of December 31, 2016. The adoption of this ASU did not have a material impact on the Company's financial condition, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which will require lessees to recognize a right-of-use asset and a lease liability for all leases that are not short-term in nature. For a lessor, the accounting applied is also largely unchanged from previous guidance. The new rules will be effective for the Company in 2020. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company's financial condition, results of operations and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes current revenue recognition requirements and industry-specific guidance. The codification was amended through additional ASUs and, as amended, requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company is required to adopt the new standard in 2019 and may adopt either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption using one of two retrospective application methods. The Company is continuing to evaluate the provisions of this new guidance and has not determined the impact this standard may have on its financial condition, results of operations, cash flows and related disclosures or decided upon the method of adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40), which requires an entity's management to evaluate, for each reporting period, including interim periods, whether there are conditions and events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The new guidance was effective for the Company in 2016. The adoption of this ASU did not have a material impact on the Company's financial condition, results of operations, or cash flows.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant recurring operating losses since its inception; has a significant amount of outstanding debt; and, in 2017, experienced a failed initial product launch, which raises substantial doubt about the Company's ability to continue as a going concern.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Substantial Doubt About the Company's Ability to Continue as a Going Concern (continued)

Management has taken several steps to address this uncertainty, including raising additional capital from its current investors; extending debt terms; reducing payroll expenses; discussing a merger with the Related Company, which would relieve approximately $2,500,000 of net debt obligations; converting notes payable to equity; developing an add-on practice builder platform for dental professionals that it began marketing in July 2018; and researching additional avenues for monetization of its patented products.

The ability of the Company to continue as a going concern is dependent on successful implementation of management's plans and achieving profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Note 2 – Balance Sheet Disclosures

Inventories are summarized as follows:

	June 30,	December 31,
	2018	2017	2016
Raw Materials	$1,721,706	$1,735,209	$1,803,949
Work in process	3,460	3,351	2,471,931
Finished Goods	0	0	4,921
	$1,725,166	$1,738,560	$4,280,801

Equipment consists of the following:

	June 30,	December 31,
	2018	2017	2016
Fill and labeling equipment	$2,138,291	$2,138,291	$1,650,754
Office equipment	384,240	336,528	322,243
Computer equipment	135,884	123,817	132,811
Software	72,277	42,119	209,183
Clinical test equipment	29,842	29,842	29,842
Leasehold improvements	6,265	6,265	6,265
	2,766,798	2,676,862	2,351,098
Less: accumulated depreciation	(815,363)	(579,832)	(166,735)
	$1,951,435	$2,097,030	$2,184,363

Note 2 - Balance Sheet Disclosures (continued)

Equipment depreciation and amortization expense for the six-months ended June 30, 2018 was $235,532 and for the years ended December 31, 2017 and 2016 was $418,994 and $56,018, respectively.

As of June 30, 2018 and December 31, 2017 and 2016, purchased software and fill and labeling equipment of $306,143m $246,000 and $1,424,280, respectively, were not yet placed in service and, therefore, not subject to depreciation or amortization.

Intangible assets consist of the following:

	June 30,	December 31,
	2018	2017	2016
Patents (Note 5)	$11,149,484	$11,137,072	$10,843,740
Trademarks	204,119	203,729	190,272
	11,353,603	11,160,801	11,034,012
Less: accumulated amortization	(5,410,368)	(4,056,913)	(1,355,422)
	$5,943,235	$7,283,888	$9,678,590

Amortization expense for patents for the six-months ended June 30, 2018 was $1,353,455 and for the years ended December 31, 2017 and 2016 was $2,701,490 and $1,348,738, respectively.

Estimated future amortization expense of the patents is as follows (excluding trademarks): Year Ending December 31,

2018	$2,730,234
2019	63,568
2020	63,568
2021	63,568
2022	63,568
Thereafter	762,321

$3,746,827

	June 30,	December 31,
	2018	2017	2016
Accrued vacation	$34,822	$116,328	$183,784
Interest payable – due to related parties	90,729	53,229	0
Interest payable	777,221	50,083	16,108
Accrued compensation	59,356	4,001	7,662
Accrued payroll taxes	10,447	190	6,996
Accrued property taxes	1,229	0	1,400
Settlement due to related parties	733,326	0	0
Accrued warranty and refund costs	1,086,583	$223,831	$215,950
	$2,793,713	$223,831	$215,950

Note 3 - Notes Payable

Partially and Wholly Convertible Promissory Note Investment Agreements

From 2012 to 2014, the Company entered into partially convertible promissory notes with investors for $2,050,000. Under the terms of these notes, the investors had the right to convert up to 25% of the original outstanding principal amount of the note or, if less, the principal amount then outstanding into Non-Voting Common Units at $100 or $130 per unit, depending on the note commitment date. The notes originally matured on December 31, 2017 and continue to accrue interest at 12%. The notes were extended and now mature on December 31, 2018. Payment of interest is due quarterly and principal is due at maturity. The 2017 extension increased the conversion rate from 25% to 50%.

During 2017, the Company entered into partially and wholly convertible promissory notes with investors for $13,414,101 of cash proceeds. Under the terms of these notes, the investors have the right to convert from 50% up to 100% of the original outstanding principal amount of the note, depending upon the terms or, if less, the principal amount then outstanding into Non-Voting Common Units ranging from $97.50 to $150 per unit, depending upon the terms of the note. The notes mature at various dates from March 31, 2018 through December 31, 2019 and accrue interest ranging from 10% to 12%.

During 2018, the Company entered into wholly convertible promissory notes with investors for $4,280,083 of cash proceeds.  Under the terms of these notes, the investors have the right to convert 100% of the original outstanding principal amount of the note into Non-Voting Common Units ranging from $91.00 to $104.00 per unit, depending upon the terms of the note.  The notes mature at various dates from December 31, 2019 to May 18, 2021 and accrue interest at 14.5%.

Total partially and wholly convertible promissory notes in the principal amount of $19,744,184, $15,464,101 and $2,050,000 were outstanding as of June 30, 2018, December 31, 2017 and 2016, respectively.

A beneficial conversion feature ("BCF") arises when the conversion price of a convertible instrument is below the per share fair value of the underlying stock into which it is convertible. The issuer of the convertible instrument realizes a cost based on the theory that the intrinsic value of the price difference (i.e., the price difference times the number of shares received upon conversion) represents an additional financing cost. In the event this occurs and all other events detailed in the promissory notes giving rise to the contingent liability are met, the Company would be required to recognize the cost and liability related to the BCF on these notes. As of December 31, 2017, the fair value of certain notes with an outstanding principal balance totaling $5,735,139 featured conversion prices ranges from $97.50 to $104.00 per Non-Voting Common Unit, which was less than the fair market value of $130.00 per Common Unit. The terms of these promissory notes however require one or more equity financings, raising aggregate gross proceeds of at least $10,000,000, from one or more qualified institutional buyers (a "Qualified Financing) excluding (i) any "rights offering" or similar offering that may be offered to the Company's existing investors who are accredited investors (the "Rights Offering'') and (ii) the conversion of any of the 2017 notes and the conversion of any other promissory notes of the Company convertible units of the Company's equity before the optional conversion can be exercised. As the equity raise described above had not happened at the time of the auditors' report date, and it is not considered probable at this time that the conditions will be met, the accompanying consolidated financial statements do not reflect a reduction of income for a BCF with respect to these notes.

Note 3 - Notes Payable (continued)

Promissory Note with the Related Company

As further discussed in Note 5, during 2012, the Company completed milestones and recorded a $10,000,000 note payable to the Related Company as consideration for the assigned patent, and, at the same time, increased the amount of the Company's intangible assets by $10,000,000 for such patent. Note payments to the Related Company are to be paid by wire transfer of immediately available funds beginning after FDA approval of the New Drug Application ("NDA"), payments of which are required to be made in $1,000,000 increments for each $20,000,000 of net sales by the Company. Although not required, two $500,000 good faith debt payments were made in 2015 and 2014. As of June 30, 2018, December 31, 2017 and 2016, the outstanding principal balance of the note was $9,000,000. In addition, the Company is required to pay the Related Company a royalty of 10% of net sales and 30% of license revenue generated from products that involve anesthetizing a portion or all of a patient's maxillary dental arch, as such terms are defined in the Patent Assignment Agreement, once sales begin. There were no royalties earned for the year ended December 31, 2017 and royalties earned for the year end December 31, 2016 were approximately $134,700, of which the entire amount was accrued for and included in accrued expenses on the accompanying consolidated balance sheets. During the year ended December 31, 2017, the Company overpaid $105,267 of estimated royalties to the Related Company which was recorded as due from Related Company as of June 30, 2018 and  December 31, 2017.

Promissory Note with Former Board of Directors Chairman

During 2013, in connection with the separation from the Company of its former Board of Directors Chairman and consultant, the Company agreed to acquire all of the former Chairman's equity interests in the Company and all rights to acquire such equity interests, including 7,000 voting incentive units and 8,000 non-voting incentive units, in exchange for a $1,000,000 redemption payment ("Redemption Payment") payable in monthly installments of $20,000 with an original maturity date of March 2016 for the payment of remaining principal plus accrued interest at a 1% rate. During February 2016, the note was modified to increase the interest rate on the remaining obligation to 10% and the balloon payment was replaced with monthly installments of $20,000 through June 1, 2017. The Redemption Payment also resolved any disagreement between the former Chairman and the Company as to the Chairman's ownership of equity or rights to acquire equity in the Company. The principal balance was $81,400 as of December 31, 2016 and paid in full during 2017.

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases its main office under a non-cancelable operating lease, which expires August 31, 2019.  Rent expense for the six-months ended June 30, 2018 was $55,620 and for the years ended December 31, 2017 and 2016 was $121,712 and $159,258, respectively, which is included in other operating expenses on the accompanying consolidated statements of operations.

Note 4 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments are as follows: Year Ending

December 31,

2018	$45,850
2019	$61,133

Litigation

In the normal course of business, the Company may become a party to litigation from time to time. The Company maintains insurance to cover certain actions, and management believes that resolution of any such litigation will not have a material adverse effect on the Company.

Employment Agreements

The Company has entered into employment and advisor agreements with various employees and members of the Company.

Effective in 2014, the Company entered into an employment agreement with the Company's chief executive officer ("CEO") that expired August 31, 2017. Under this agreement, employment as the CEO was set to expire August 31, 2016. The Company extended the position of CEO on a month-to- month basis under the terms of the agreement. Pursuant to the agreement, the August 31, 2016 expiration of the CEO employment period can be extended for two years through August 31, 2018 by a vote of 75% of the Board of Directors, with the senior advisor period delayed until after the employment period ends. Under such agreement, the Company was also required to pay the Company's CEO a bonus of $250,000 at the conclusion of Phase 3 of the clinical trial and filing of the NDA submission for the needle-free system that delivers anesthesia as a nasal spray for use in the dental profession. The CEO earned the bonus on May 29, 2015 when the NDA was submitted. The bonus was paid in June 2015. Additionally, if the CEO's employment with the Company is terminated, the CEO may be entitled to severance pay at his base salary for the remaining term of the contract. The Board of Directors did not formally extend the CEO term, and the CEO was terminated August 2017. Based on the termination classification, the CEO was not entitled to severance pay. There are no future commitments related to this employment agreement.

During 2014, the Company entered into an employment agreement with the Company's president and chief operating officer ("COO") that expired August 31, 2017, unless terminated earlier. Under such agreement, if the COO's employment with the Company was terminated, the COO may be entitled to severance pay at his base salary for up to one year. The COO voluntarily resigned in April 2017; therefore, he received severance compensation equivalent to six months of his base salary. All severance was paid in 2017. There are no future commitments related to this employment agreement.

Note 4 - Commitments and Contingencies (continued)

Employment Agreements (continued)

During 2009, the Company entered into senior advisor agreements with two founding members, which agreements expired in 2012, but which were continued on a month-to-month basis thereafter. In 2015, one senior advisor entered into a new agreement through December 31, 2016 while the month-to- month agreement was maintained with the other senior advisor. Under the effective agreements, the Company was required to make monthly payments of $20,000 to each member for services performed. Such members also received monthly loan advances from the Company of $20,000 each. The agreement that expired on December 31, 2016 was not renewed and this founding member agreed to a formal separation agreement during July 2017. The month-to-month agreement was placed on hold subsequent to December 31, 2016 until formal Board of Directors resolution was reached during February 2017. This resolution resulted in a six-month agreement from March 1, 2017 through August 31, 2017, during which the payment terms remained consistent with the previous agreement. During July 2017, this resolution was dissolved due to this founder also agreeing to a formal separation agreement.

The Company has granted restricted profit interests to certain employees, executives, advisors, and members of the Board of Directors under the Common Unit Incentive Plan (the "Plan") (Note 6). The restricted profit interests are subject to various vesting schedules as determined by the Board of Directors. During 2014, all non-voting restricted profit interests held by members of the Board of Directors were converted from non-voting to voting restricted profit interests. Upon the occurrence of a forfeiture event, as defined, the Company has the right, but not the obligation, to redeem any unvested restricted profit interests for $1.00 per unit.

Common Unit Investment Agreements

During 2015, the Company entered into a Common Unit Investment Agreement with an investor, pursuant to which the investor agreed to purchase between $11,000,000 and $19,000,000 of voting Common Units, beginning in 2015 and ending in 2016, at prices between $85 and $110 per voting Common Unit subject to the Company meeting various milestones set forth in such agreement and the exercise, after the milestones are met, of various available call options and reciprocal call options by the parties. The total number of voting Common Units agreed to were 129,412 units. During 2015, in exchange for an $8,800,220 investment, the investor was issued a total of 103,532 voting Common Units ($85.00 per Common Unit).

During 2016, the investor mentioned above was issued the final 25,880 voting Common Units in exchange for a $2,199,800 investment. Additionally, the Company entered into another Common Unit Investment Agreement with this investor and one other, pursuant to which these investors agreed to purchase $11,000,070 of voting Common Units during 2016 subject to the Company meeting various milestones set forth in such agreement. The total number of voting Common Units agreed to were 109,044 units. During 2016, in exchange for an $11,000,070 investment, the investors were issued a total of 109,044 voting Common Units (ranging from $85 per Common Unit to $140 per Common Unit). One of the aforementioned investors assigned 4,166 voting Common Units to another investor during 2016.

Note 5 - Patent Assignment Agreement

As discussed in Note 3, the Company entered into a Patent Assignment Agreement with the Related Company whereby the Company acquired the patent to a needle-free system that delivers anesthesia as a nasal spray for use in the dental profession.

The Company plans on obtaining sufficient capital to pay for the patent through future equity and debt offerings as well as from other funding sources, including revenue from product sales.

Note 6 - Members' Equity

Member Units

The relative rights and privileges of the limited liability company membership interests have been determined by the Company's Board of Directors and are specified in the Company's Limited Liability Company Agreement, as amended. Each membership interest, other than certain restricted profit interests and interests issued as or converted into non-voting interests, is entitled to one vote at members' meetings and is equal to each other unit with respect to voting rights. Income and losses are allocated and distributions are made to all members in proportion to membership units.

During 2015, the Company's Board of Directors and members authorized the issuance of up to 2,300,000 Common Units, an increase from the prior authorized amount of 2,000,000 Common Units. The Company's Board of Directors and members also authorized up to 400,000 Common Units to be issued as incentive units (including restricted profit interests), an increase from the prior authorized amount of up to 360,000 incentive units. The number of authorized Common Units was increased to 2,640,000 during 2017 and Common Units to be issued as incentive units were increased to 528,000.

Founding Member Common Units

On September 6, 2006 (inception), the two founding members were each granted 470,000 Common Units (940,000 in total). In 2008, the Company repurchased 1,000 Common Units (500 each) from the founding members for $50,000 ($25,000 each). In 2009, the Company entered into agreements with the founding members of the Company to redeem 11,232 Common Units (5,616 each) for $63 per unit. Of these units, 2,232 units were used to repay $140,616 in loans between the members and the Company. The remaining 9,000 units were redeemed in exchange for notes payable by the Company to the founding members totaling $567,000 ($283,500 each). The notes were fully paid by the Company during 2010. In 2010, the Company repurchased 2,000 Common Units from the founding members for $126,000 ($63,000 each). During 2017, in connection with the formal separation agreements mentioned in Note 4, each founder surrendered 246,000 Common Units for a total of 492,000 Common Units in order for the Company to obtain new financing. Additionally, the Company entered into agreements with the founding members of the Company to redeem 8,000 Common Units (4,000 each) for $125 per unit payable in monthly installments without interest and due in full October 2018, included in due to related parties on the accompanying consolidated balance sheets (Note 7). Subsequent to December 31, 2017, the Company has ceased all payments until the Company has sufficient working capital to resume payments.

Note 6 - Members' Equity (continued)

Series A, B, C, D, E, F, and G Common Units and Other Common Unit Issuances

From 2008 through 2015, the Company issued 811,574 Series A, B, C, D, E, F, and G Common Units and Investment Common Units sold by the Company at prices ranging from $50 to $100 per unit and received proceeds of $55,932,946, net of issuance costs.

During 2016, the Company issued 134,924 Investment Common Units at prices ranging from $85 to $140 per unit and received proceeds of $13,199,870. As of December 31, 2016, 411,790 Investment Common Units were outstanding.

During 2017, the Company issued 38,460 Investment Common Units at $130 per unit and received proceeds of $4,999,860. As of December 31, 2017, 450,250 Investment Common Units were outstanding.

Common Unit Incentive Plan

The Company has a Common Unit Incentive Plan (the "Plan"), whereby it can grant restricted profit interests and unit options to employees, consultants, advisors, and members of the Board of Directors. Restricted profit interests allow the holder the right to share in the profits and losses of the Company but may prohibit the right to vote for certain holders. As of December 31, 2017, 528,000 units have been reserved for issuance under the Plan. The following restricted profits interests and unit options have been issued under the Plan:

Restricted Profit Interests

From 2006 through 2015, the Company issued 392,700 restricted profit interests to employees and members of the Board of Directors, and 20,000 of those profit interests were forfeited. As of December 31, 2017, 372,700 of the profit interests were vested and none were unvested. During 2017, the Company recognized approximately $62,000 of compensation expense related to these profit interests.

During 2016, the Company issued 13,000 restricted profit interests to a newly appointed member of the Board of Directors, a contract employee, and three investment advisors to the Company. As of December 31, 2017, 6,334 of these units had vested and 4,000 were repurchased at $1 per profit interest. Of the unvested units, 1,333 will vest in 2018 and 2019 respectively. The Company estimated the restricted profit interests to have a grant-date fair value of approximately $683,000. During the years ended December 31, 2017 and 2016, the Company recognized approximately  $70,000 and $263,000 of compensation expense, respectively, related to these profit interests. The value of approximately $140,000 will be expensed over the remaining vesting period. Due to the repurchase of the 4000 units approximately $210,000 will not be expensed.

During 2017, the Company issued 6,000 restricted profit interests to employees. As of December 31, 2017, 2,250 of these units had vested. Of the unvested units, 1,250 will vest in 2018, 2019, and 2020 respectively. The Company estimated the restricted profit interests to have a grant-date fair value of approximately $766,000. During the years ended December 31, 2017, the Company recognized approximately $287,000 of compensation expense related to these profit interests. The value of approximately $479,000 will be expensed over the remaining vesting period.

Note 6 - Members' Equity (continued)

Common Unit Incentive Plan (continued)

Restricted Profit Interests (continued)

As of December 31, 2017, there were 387,700 restricted profit interests outstanding, of which 381,284 were vested. At December 31, 2017, 140,300 restricted profit interests were available for future grant awards under the Plan. As of December 31, 2017, there was approximately $479,512 of unrecognized compensation expense related to the restricted profit interests, which will be recognized through 2019.

Fair Value Determination

The fair value of each restricted profit interest and unit option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	For the Years Ended December 31,
	2017	2016
Approximate risk-free rate	1.83%	1.06%
Average expected life (in years)	3.00	0.17
Dividend yield	0%	0%
Volatility	274.00%	359.00%

The Company used a weighted average of comparable published volatilities to estimate the expected volatility and the length of time from issuance to completion of the first sale to determine the expected term. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of the grant. Historical information was used to determine the expected dividend yield and forfeiture rate.

Note 7 - Related Party Transactions

During 2017 and 2016, the Company paid its two founding members, who were also senior advisors to the Company, $120,000 and $480,000 in compensation, respectively, each year, which is included in payroll, benefits, and related expenses on the accompanying consolidated statements of operations.

Due from Related Company

During the year ended December 31, 2017, the Company overpaid $105,267 of estimated royalties to the Related Company, which was recorded as due from Related Company as of December 31, 2017 (Note 3).

Note 7 - Related Party Transactions (continued)

Notes Receivable - Related Company

During 2008, the Company loaned funds to and received a note receivable from the Related Company. The balance of this note was $2,500,000 at June 30, 2018, December 31, 2017 and 2016. The note accrues interest at 5.00% with accrued interest and principal due upon completion of a certain milestone. As of June 30, 2018, December 31, 2017 and 2016, $1,496,843, $1,399,161 and $1,209,382, respectively, in interest had accrued on the note and is included in interest receivable on the accompanying consolidated balance sheets.

During 2009 through 2015, the Company loaned funds to and received notes receivable from the Related Company. During 2016, the Company loaned an additional $96,250 to the Related Company. The outstanding balance of these notes were $1,840,222 at June 30, 2018 and December 31, 2017 and 2016. The notes accrue interest at the Applicable Federal Rate (1.12% at December 31, 2017) and are due on demand. As of June 30, 2018, December 31, 2017 and 2016, $67,979, $60,086 and $68,584, respectively, in interest had accrued on the notes and was included in interest receivable on the accompanying consolidated balance sheets.

The aggregate principal amount owed to the Company from the Related Company was $4,340,222 as of December 31, 2017 and 2016. Accrued interest receivable on these transactions was $1,564,822, $1,459,247 and $1,277,966 as of June 30, 2018, December 31, 2017 and 2016, respectively. Pursuant to the notes, the Company has the right to offset the balance of the notes receivable against the amount owed to the Related Company under the Patent Assignment Agreement (Note 5).

Notes Receivable - Members

From 2011 through 2017, the Company loaned funds to and received notes receivable from its founding members who were also senior advisors to the Company. Both founders agreed to formal separation agreements as discussed in Note 4. One founder's notes were reclassified to distributions as part of the founder's formal separation agreement. The other founder's notes along with accrued interest were consolidated into a new term note. The total balance of the remaining consolidated term note for one founder and notes for both founders were $1,469,281 and $2,880,000 at December 31, 2017 and 2016, respectively. The remaining founder term note accrues interest at The Wall Street Journal Prime Rate (4.50% at December 31, 2017). The term of the note requires payment upon a "Company Liquidity Event" defined as the sale or merger of the Company resulting in more than fifty percent of the Company's outstanding equity being acquired for cash by an unrelated party or the sale of all or substantially all of the assets of the Company, with the founder receiving proceeds therefrom at least equal to the outstanding principal and accrued interest on the term note at such time. If (i) no Company Liquidity Event occurs by January 1, 2028, or (ii) the founder fails to abide by the terms of this Agreement, then, in any such case the Company may make a demand for immediate repayment of the term note, plus all accrued interest thereon through the date of payment.

Due to Related Parties

As of December 31, 2017 and 2016, $161,575 and $0 was due to employees and other related parties for expense reimbursements and other costs.

Note 7 - Related Party Transactions (continued)

Due to Related Parties (continued)

During 2017, the Company entered into agreements with the founding members of the Company to redeem 8,000 Common Units for $125 per unit payable in monthly installments without interest and due in full October 2018 (Note 6). As of June 30, 2018 and December 31, 2017 $733,326 was outstanding.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the consolidated financial statements were available to be issued. The Company determined the following subsequent events required disclosure in these consolidated financial statements:

From January 1, 2018 through August 16, 2018, the Company issued convertible notes to investors and received proceeds of $5,236,333.

From January 1, 2018 through August 16, 2018, 65,500 restricted profit interests were granted. These restricted profit interests vest over the next two years.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the Merger that may be relevant to Apollonia unitholders. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the Merger. Moreover, the discussion focuses on Apollonia unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold Apollonia units or St. Renatus common units as part of a hedge, straddle or conversion transaction, persons who acquired Apollonia units by gift, or directors and employees of Apollonia that received (or are deemed to receive) Apollonia units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under a Apollonia equity incentive plan. Also, the discussion assumes that the Apollonia units are held as capital assets at the time of the Merger (generally, property held for investment).

Neither St. Renatus nor Apollonia has sought a ruling from the IRS or an opinion of counsel with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the Merger are not certain, and no assurance can be given that the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, St. Renatus and Apollonia strongly urge each Apollonia unitholder to consult with, and depend upon, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to the unitholder of the Merger.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The discussion below assumes that St. Renatus will be classified as a partnership for U.S. federal income tax purposes at the time of the Merger. The discussion below also assumes that Apollonia will be classified as a partnership for U.S. federal income tax purposes at the time of the Merger. Both St. Renatus and Apollonia have filed all federal and state income tax returns since their formation as partnerships for federal and state income tax purposes and believe they have been classified as partnerships since their formation. Following the Merger, an Apollonia unitholder that receives St. Renatus common units will be treated as a partner in St. Renatus regardless of the U.S. federal income tax classification of Apollonia.

Additionally, the discussion below assumes that all of the liabilities of Apollonia that are deemed assumed by St. Renatus in the Merger qualify for an exception to the “disguised sale” rules. St. Renatus and Apollonia believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither St. Renatus nor Apollonia will recognize any income or gain as a result of the “disguised sale” rules.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Apollonia will merge with SR Merger Sub, with Apollonia surviving and becoming a wholly owned subsidiary of St. Renatus, and all Apollonia units and financial rights will be converted into the right to receive St. Renatus voting common units. For U.S. federal income tax purposes, the merger will be a “merger” of St. Renatus and Apollonia within the meaning of Treasury Regulations promulgated under Section 708 of the Code, with St. Renatus being treated as the continuing partnership and Apollonia being treated as the terminated partnership.

As a result, the following is deemed to occur for U.S. federal income tax purposes: (1) Apollonia will be deemed to contribute its assets to St. Renatus in exchange for (i) the issuance to Apollonia of St. Renatus voting common units and (ii) the assumption of Apollonia’s liabilities and (2) Apollonia will be deemed to liquidate, distributing such St. Renatus common units to the Apollonia unitholders in exchange for their Apollonia units in a liquidating redemption (the “Assets-Over Form”).

The remainder of this discussion, except as otherwise noted, assumes that the Merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above.

Tax Consequences of the Merger to Apollonia

Under the Assets-Over Form, Apollonia will be deemed to contribute all of its assets to St. Renatus in exchange for St. Renatus voting common units and the assumption of Apollonia’s liabilities. In general, the deemed contribution of assets from Apollonia to St. Renatus in exchange for St. Renatus common units will not result in the recognition of gain or loss by Apollonia. Under Section 707 of the Code and the Treasury Regulations thereunder, a transfer of property by a partner to a partnership, coupled with a related transfer of money or other consideration (other than a partnership interest) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may be characterized, in part, as a “disguised sale” of property, rather than as a non-taxable contribution of the property to the partnership under Section 721 of the Code. If the merger were characterized, in part, as a “disguised sale” of property by Apollonia, such disguised sale could result in taxable gain being allocated to the Apollonia unitholders. St. Renatus and Apollonia believe that all of the liabilities of Apollonia that are deemed assumed by St. Renatus in the merger qualify for one or more exceptions to the “disguised sale” rules and intend to take the position that neither St. Renatus nor Apollonia will recognize any income or gain as a result of the “disguised sale” rules.

Tax Consequences of the Merger to Apollonia Unitholders

Under the Assets-Over Form, Apollonia unitholders will be deemed to receive distributions in liquidation of Apollonia consisting of St. Renatus voting common units. In general, the receipt of St. Renatus voting common units will not result in the recognition of taxable gain or loss to an Apollonia unitholder. Any actual or deemed receipt of cash by an Apollonia unitholder (including, as discussed below, a deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to an Apollonia unitholder) will result in the recognition of taxable gain if such receipt exceeds the adjusted tax basis in the Apollonia units surrendered in the Merger.

As a partner in Apollonia, an Apollonia unitholder is entitled to include the nonrecourse liabilities of Apollonia attributable to such person’s Apollonia units in the tax basis of its Apollonia units. As a partner in St. Renatus after the merger, an Apollonia unitholder will be entitled to include the nonrecourse liabilities of St. Renatus attributable to the St. Renatus voting common units received in the Merger in the tax basis of such units received. The nonrecourse liabilities of St. Renatus will include the nonrecourse liabilities of Apollonia after the Merger, except for any nonrecourse liabilities owing from Apollonia to St. Renatus prior to the Merger. The amount of nonrecourse liabilities attributable to an Apollonia unit or a St. Renatus voting common unit is determined under complex regulations under Section 752 of the Code.

If the nonrecourse liabilities attributable to the St. Renatus voting common units received by an Apollonia unitholder in the Merger exceed the nonrecourse liabilities attributable to the Apollonia units surrendered by the Apollonia unitholder in the Merger, the Apollonia unitholder’s tax basis in the St. Renatus voting common units received will be correspondingly higher than the unitholder’s tax basis in the Apollonia units surrendered. If the nonrecourse liabilities attributable to the St. Renatus voting common units received by an Apollonia unitholder in the Merger are less than the nonrecourse liabilities attributable to the Apollonia units surrendered by the Apollonia unitholder in the Merger, the Apollonia unitholder’s tax basis in the St. Renatus voting common units received will be correspondingly lower than the unitholder’s tax basis in the Apollonia units surrendered. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Basis and Holding Period of the St. Renatus Units Received” below.

Any reduction in liabilities described in the preceding paragraph will be treated as a deemed cash distribution to the Apollonia unitholder. If the amount of any such deemed distribution of cash to the Apollonia unitholder exceeds such Apollonia unitholder’s tax basis in the Apollonia units surrendered, such Apollonia unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, St. Renatus and Apollonia expect that Apollonia unitholders will generally not recognize gain in this manner provided that they did not take losses in prior years in excess of their cash investment in Apollonia. Each Apollonia unitholder should consult such unitholder’s own tax advisor in analyzing whether the Merger causes such unitholder to recognize deemed distributions in excess of the tax basis of Apollonia units surrendered in the Merger.

Tax Basis and Holding Period of the St. Renatus Units Received

An Apollonia unitholder’s initial tax basis in its Apollonia units or financial rights consisted of the amount the Apollonia unitholder paid for the Apollonia units or financial rights plus the Apollonia unitholder’s share of Apollonia’s nonrecourse liabilities, if any. That basis has been and will be increased by the Apollonia unitholder’s share of income, if any, and by any increases in the Apollonia unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by the Apollonia unitholder’s share of losses, by any decreases in the Apollonia unitholder’s share of nonrecourse liabilities and by the Apollonia unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

An Apollonia unitholder’s initial aggregate tax basis in the St. Renatus voting common units the Apollonia unitholder will receive in the Merger will be equal to the Apollonia unitholder’s adjusted tax basis in the Apollonia units exchanged therefor, decreased by any basis attributable to the Apollonia unitholder’s share of Apollonia’s nonrecourse liabilities and increased by the Apollonia unitholder’s share of St. Renatus’ nonrecourse liabilities immediately after the Merger.

As a result of the Assets-Over Form, an Apollonia unitholder’s holding period in the St. Renatus voting common units received in the Merger will not be determined by reference to its holding period in the Apollonia units exchanged therefor. Instead, an Apollonia unitholder’s holding period in the St. Renatus voting common units received in the Merger that are attributable to Apollonia’s capital assets or assets used in its business as defined in Section 1231 of the Code will include Apollonia’s holding period in those assets. The holding period for St. Renatus voting common units received by an Apollonia unitholder attributable to other assets of Apollonia, such as inventory and receivables, if any, will begin on the day following the merger.

Effect of Termination of Apollonia’s Tax Year at Closing of Merger

Apollonia uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, Apollonia’s taxable year will end as of the effective date of the Merger, and Apollonia will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the Merger. Each Apollonia unitholder will receive a Schedule K-1 from Apollonia for the taxable year ending upon the effective date of the Merger and will be required to include in income its share of income, gain, loss and deduction for this period.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

OF ST. RENATUS COMMON UNIT OWNERSHIP

Federal Income Tax Consequences

Holding St. Renatus common units will have the same general tax consequences as holding Apollonia units since both St. Renatus and Apollonia are classified as “partnerships” under the Internal Revenue Code of 1986, as amended (the “Code”). Like Apollonia, St. Renatus expects to be treated as a partnership for federal income tax purposes under the Code. St. Renatus does not intend to seek a private letter ruling from the IRS or tax opinion of counsel with respect to the classification of St. Renatus as a partnership for tax purposes. There can be no assurance that the IRS could not successfully challenge the classification of St. Renatus. Moreover, St. Renatus will impose various restrictions on the transfer of its common units to avoid publicly traded partnership status under Section 7704 of the Code and the related regulations. If, however, as expected, St. Renatus is treated as a partnership for federal income tax purposes, St. Renatus will not pay federal income taxes, but each unitholder will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions and credits of the character specified in Section 702 of the Code. It is possible that the unitholders could incur income tax liabilities without receiving from St. Renatus sufficient distributions to defray such tax liabilities. In addition, the characterization of income from an operating business operating as a limited liability company as “self-employment income” to individual unitholders is subject to some uncertainty, especially for unitholders who may provide services to St. Renatus. In the discretion of the Board of Directors, St. Renatus may be converted into a corporation in which case its classification as a partnership would cease and it would be taxable as a corporation thereafter.

The United States Congress has recently enacted comprehensive tax legislation that may have a generally favorable impact on certain investors who receive “qualified business income” from pass-through entities for taxable years beginning in 2018. The tax legislation also provides for significantly lower tax rates for taxable C corporations which may cause the Company’s Board of Directors to consider changing the Company to C corporation status after analyzing the tax advantages and costs associated with such a conversion. You are advised to consult with your tax advisor as to the scope and status of any new tax legislation and its impact on you as an investor in the Company.

Although we believe that the allocation of profits, losses, deductions and credits set forth in the LLC Agreement will be respected, it is possible that the IRS could challenge such allocation and assert that the unitholders should be allocated a greater share of taxable profit (or a lesser share of losses, deductions or credits) without a corresponding increase in any cash distributions.

St. Renatus’ taxable year will be the calendar year, or such other year as required by the Code. Tax information will be distributed to each unitholder as soon as possible after the end of each year.

A unitholder in St. Renatus may not deduct allocated losses to the extent they exceed the investor’s tax basis in St. Renatus. Generally, a unitholder’s tax basis in St. Renatus will be the amount of money contributed to St. Renatus, increased by the unitholder’s share of St. Renatus income, gain and the investor’s share, if any, of St. Renatus liabilities, and reduced by the unitholder’s share of St. Renatus losses and distributions. As long as a unitholder remains a unitholder in St. Renatus, losses denied under this limitation may be carried forward and deducted in subsequent tax years against income in such years, to the extent the unitholder’s tax basis in St. Renatus exceeds zero. Additionally, an individual unitholder’s ability to deduct St. Renatus losses will be limited by the “at risk” and “passive loss” rules.

With regard to the “at risk” rules, the deductibility of St. Renatus losses will be limited to the amount the unitholder is “at risk,” which includes (a) the unitholder’s cash contributions to St. Renatus, (b) the adjusted basis of other property, if any, contributed by the unitholder to St. Renatus and (c) the unitholder’s share of amounts borrowed by St. Renatus for which the unitholder is personally liable or which are secured by property of the unitholder (not otherwise used by St. Renatus) to the extent of the fair market value of such property, in each case increased by the unitholder’s share of income and decreased by the unitholder’s share of losses and distributions. Losses denied by the “at risk” rules may be carried forward and deducted in subsequent tax years if the unitholder is then “at risk” or has disposed of the unitholder’s interest in St. Renatus.

With regard to the “passive loss” rules, the deductibility of St. Renatus losses will be limited to the unitholder’s amount of income from passive activities, if such St. Renatus losses are considered losses from a passive activity. Passive activities include any trade or business in which the owner subject to the limitation does not materially participate. Unitholders are generally deemed not to materially participate, unless they have some actual level of participation. Losses denied by the “passive loss” rules may be carried over and deducted in subsequent tax years if the unitholder has available passive income or has completely disposed of his, her or its interest in St. Renatus. Unitholders who are passive owners with respect to St. Renatus may also be subject to the 3.8% tax on net investment income with respect to income or gains derived from St. Renatus.

Interest on any amount borrowed by a unitholder (other than a corporation) to purchase an interest in St. Renatus may be considered “investment interest,” subject to a limitation on deductibility. In general, investment interest will be deductible only to the extent of the taxpayer’s “net investment income.” For this purpose, “net investment income” will generally include net income from St. Renatus and other income from property held for investment (other than property which generates passive business income). However, long-term capital gain is excluded from the definition of net investment income unless the taxpayer makes a special election to treat such gain as ordinary income rather than long-term capital gain. Interest which is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which there is sufficient investment income.

Prospective unitholders should recognize that the present federal income tax treatment of an investment in a partnership may be modified by legislative, administrative or judicial action at any time, and that any such action may affect investments previously made. Changes in federal income tax laws have been proposed in the past and may be proposed again that, if enacted, would adversely affect investments in St. Renatus. Further, the rules dealing with federal income taxation are constantly under review by Congress, the U.S. Treasury Department and the IRS, resulting in revisions of the Code, regulations and revised interpretations of established concepts.

No ruling has been or will be requested from the IRS and no opinion of counsel will be obtained, therefore no assurance can be given that the IRS will concur with the tax consequences as set forth above. Each prospective unitholder is advised to consult the unitholder’s own tax counsel or adviser as to the federal income tax consequences of an investment in St. Renatus.

There is a possibility that we will be audited by the IRS and/or by state and local taxing authorities. Any audit of St. Renatus could result in an adjustment not only of St. Renatus’ tax return, but could also lead to an audit of its unitholders’ tax returns with respect to both St. Renatus and non-St. Renatus items.

Unrelated Business Taxable Income

Our income is expected to constitute “unrelated business taxable income” within the meaning of Section 512 of the Code (“UBTI”) and, in that event, each tax-exempt unitholder would be subject to United States federal income tax on its share of such income in excess of certain de minimis thresholds (and the receipt of UBTI could give rise to additional tax liability for certain limited categories of tax-exempt unitholders). If a tax-exempt unitholder borrows any amount to fund its capital commitment, some or all of its distributive share of income from St. Renatus would be UBTI even if St. Renatus passed through income or gain that would otherwise be exempt from UBTI, such as interest or dividends. Such borrowing would cause the otherwise exempt income to be taxable to such tax-exempt unitholder (and which could give rise to additional tax liability for certain limited categories of tax-exempt unitholders). St. Renatus income, if any, from the sale of Kovanaze® Nasal Spray dental anesthetic is expected to be UBTI. See “Investment by Tax-Exempt Entities and ERISA Considerations” below.

State Taxes

In addition to federal income tax considerations, an investment in St. Renatus may be affected by potential state and local income tax consequences. In particular, a unitholder may be required to report taxable income and pay any state and local tax on such unitholder’s distributive share of the profits of St. Renatus in any state or municipality in which our income is deemed to be sourced, as well as in the unitholder’s state of residence (with a tax credit and/or deduction for taxes paid in other states, if any). Moreover, certain states may require us to withhold state taxes on St. Renatus income sourced in such state. To the extent possible, we plan to file returns on behalf of our unitholders in states where we are subject to tax, pay any required tax and deduct such amount from distributions otherwise payable to our unitholders. Each unitholder is advised to consult with the unitholder’s own tax counsel or advisor with respect to the possible effect of state and local taxes on an investment in St. Renatus.

Foreign Investors

Special considerations may apply to prospective unitholders who are not United States persons or entities, and such unitholders are advised to consult their tax advisors with regard to the United States, state and foreign tax consequences of an investment in St. Renatus. To the extent St. Renatus is viewed as operating a U.S. trade or business, unitholders who are not U.S. persons, such as foreign corporations or non-resident alien individuals, will likely be considered to be engaged in a U.S. trade or business as a result of their ownership of interests in St. Renatus, may be subject to U.S. withholding taxes on distributions and such unitholders may be required to file federal and state income tax returns in the United States. A foreign individual unitholder that owns an interest in St. Renatus at the time of his death may be subject to U.S. estate taxation unless provided otherwise by an applicable treaty.

Investment By Tax-Exempt Entities And Erisa Considerations

General

Our Board of Directors will allow investment in St. Renatus by qualified retirement plans, Keogh plans, individual retirement accounts (“IRAs”) and other entities that are tax-exempt under the Code. In considering an investment in St. Renatus of a portion of the assets of a retirement plan, however, the plan’s fiduciary should consider all applicable provisions of the Code and ERISA, including the possible imposition of tax on “unrelated business taxable income” that St. Renatus may generate and the need to calculate and fund “required minimum distributions” for some beneficiaries. IRAs that are not sponsored or endorsed by an employer or by an employee organization and Keogh Plans under which only investors or a sole proprietor are participants generally are not subject to the provisions of ERISA; however, fiduciaries of such accounts should review carefully the exceptions set forth below.

In general, qualified plan fiduciaries should consider (i) whether the investment is in accordance with the documents and instruments governing such qualified plan; (ii) whether the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA; (iii) whether the investment will result in “unrelated business taxable income” to the qualified retirement plan or to an investing IRA, Keogh Plan or other tax-exempt entity; (iv) whether there is sufficient liquidity for the qualified plan after taking this investment into account; (v) the need to value the assets of the qualified plan annually; (vi) whether the investment would constitute or give rise to a prohibited transaction under either Section 406 of ERISA or Section 4975 of the Code; and (vii) the need to calculate and fund any required minimum distribution by the qualified retirement plan.

ERISA also requires generally that the assets of employee benefit plans be held in trust and that the trustee, or a duly authorized investment manager within the meaning of Section 3(38) of ERISA, have exclusive authority and discretion to manage and control the assets of the plan. All fiduciaries of employee benefit plans subject to ERISA have certain duties imposed on them by ERISA and, as noted above, certain transactions between an employee benefit plan and the parties in interest with respect to such plan, including fiduciaries, are prohibited. The Code imposes similar prohibitions on retirement plans, and IRAs and Keogh Plans covering only self-employed individuals that are not subject to ERISA are, nevertheless, subject to the “prohibited transaction” rules under the Code. For purposes of both ERISA and the Code, any person who exercises any authority or control with respect to the management or disposition of the assets of a retirement plan is considered to be a fiduciary of such retirement plan subject to certain exceptions not here relevant.

ERISA provides a comprehensive statutory scheme regarding the investment in and management of a retirement plan’s assets. As noted above, any person who exercises any authority or control over the management or disposition of a plan’s assets is considered to be a fiduciary of such plan. We will attempt to structure and operate St. Renatus to avoid characterization of the assets of St. Renatus as assets of the retirement plans investing as investors, but no assurance can be given that such status can be maintained.

Annual Valuation

Fiduciaries of retirement plans are required to determine at least annually the fair market value of the assets of such retirement plans, typically, as of the close of a plan’s fiscal year. To enable the fiduciaries of retirement plans subject to the annual reporting requirements of ERISA to prepare reports relating to an investment in St. Renatus, we will, upon request, provide financial information for St. Renatus to fiduciaries of retirement plans invested in St. Renatus. We may not value portfolio securities in a manner that is suitable for a fiduciary representing a tax-exempt investor to meet its reporting obligations.

ANY FIDUCIARY OF A QUALIFIED PLAN SHOULD CONSULT ITS LEGAL ADVISOR CONCERNING THE ERISA CONSIDERATIONS DISCUSSED ABOVE BEFORE MAKING AN INVESTMENT IN ST. RENATUS.

THE FIDUCIARY OF AN IRA OR OF AN EMPLOYEE BENEFIT PLAN NOT SUBJECT TO TITLE I OF ERISA BECAUSE IT IS A GOVERNMENTAL OR CHURCH PLAN OR BECAUSE IT DOES NOT COVER COMMON LAW EMPLOYEES (A “NON-ERISA PLAN”) SHOULD CONSIDER THAT SUCH AN IRA OR NON-ERISA PLAN MAY ONLY MAKE INVESTMENTS THAT ARE AUTHORIZED BY THE APPROPRIATE GOVERNING DOCUMENTS, NOT PROHIBITED UNDER CODE SECTION 4975 AND PERMITTED UNDER APPLICABLE STATE LAW.

DESCRIPTION OF ST. RENATUS UNITS

The following summary description of the material features of St. Renatus’ units is qualified in its entirety by reference to the applicable provisions of Delaware law and by St. Renatus’ limited liability company agreement (the “St. Renatus LLC Agreement”), each as amended.

As a result of the Merger, Apollonia members who receive St. Renatus units in the Merger will become members of St. Renatus. Your rights as members of St. Renatus will be governed by Delaware law and by St. Renatus’ limited liability company agreement, each as amended. We urge you to read the applicable provisions of the Delaware Limited Liability Company Act and St. Renatus’ limited liability company agreement carefully and in their entirety. To find out where copies of the St. Renatus LLC Agreement can be obtained, see “Where You Can Find More Information.”

St. Renatus’ authorized capital consists of 2,640,000 common units, and its Board of Directors may increase its authorized capital at any time with the consent of at least 70% of the company’s voting unitholders, determined on a fully diluted basis.

Common Units

General. As of the date of this proxy statement/offering circular, prior to the Merger there were 1,874,176 St. Renatus common units outstanding, held by approximately 695 holders of record. This excludes reserved common units into which any St. Renatus convertible debt is convertible. The holders of voting common units are entitled to one vote for each common unit held of record on all matters voted upon by members and may not cumulate votes for the election of directors. Subject to the rights of holders of any future series of preferred units and the rights of holders of restricted profits interests in common units, each outstanding common unit is entitled to participate equally in any distribution of net assets made to the unitholders in a liquidation of St. Renatus, and is entitled to participate equally in distributions as and when declared by the Board of Directors. The common units are not subject to any redemption, sinking fund, preemptive or conversion rights. Generally, all common units are voting common units, except to the extent (i) St. Renatus’ Board of Directors determines that common units held by its advisor members or directors are non-voting common units, (ii) St. Renatus’ Board of Directors determines to issue non-voting common units to one or more unitholders and such non-voting status is disclosed in the related offering materials, (iii) certain common units are converted to non-voting status in the event of a transfer of voting common units held by either of St. Renatus’ founding members, or (iv) units issued upon conversion of its partially convertible debt or otherwise converted into non-voting units under the St. Renatus LLC Agreement.

Information Rights. For each fiscal year, St. Renatus will provide to its unitholders, upon request, as soon as available, its and its subsidiaries’ audited consolidated balance sheets and audited consolidated statements of income and retained earnings and cash flows for St. Renatus and its subsidiaries. St. Renatus will provide to the unitholders, upon request, as soon as available, for the first three fiscal quarters, its and its subsidiaries’ unaudited consolidated balance sheets and consolidated statements of income and retained earnings and cash flows. St. Renatus will also provide other information requested by a unitholder subject to certain restrictions set out below. See “Description of St. Renatus Units--Summary of St. Renatus LLC Agreement – Access to St. Renatus’ Books and Records; Inspection Rights.”

Restrictions on Transfer of Common Units

Right of First Refusal. Except for a transfer to a permitted transferee (as defined in the St. Renatus LLC Agreement), St. Renatus has a right to purchase the common units of a transferring unitholder on the same terms and conditions as offered to the transferring unitholder by a third party. St. Renatus has the option to purchase all, but not less than all, of such common units.

Tag-Along Rights. The holders of St. Renatus common units have “tag-along” rights to transfer a pro rata portion of their common units, which could be in the form of a sale or exchange, if members holding a majority of the common units enter into an agreement to transfer their common units, other than to a permitted transferee or by reason of a public sale (as defined in the St. Renatus LLC Agreement).

Drag-Along Rights. If a majority of the holders of St. Renatus’ outstanding common units approve a sale of the company, then all members are required to vote for, consent to and raise no objections against such sale of the company. If a sale triggers the drag-along rights, a holder of common units will not be able to avail itself of dissenters’ rights or similar rights in the event of a merger and must sell all of its common units on the terms approved by the holders of a majority of the outstanding common units in the event of a sale of units.

Other Restrictions on Transfer. All transfers must be made in compliance with Code Section 7704 regarding publicly traded partnerships and the related treasury regulations. See “Description of St. Renatus Units--Summary of the St. Renatus LLC Agreement – Transfer of Units.” Also, all transfers must be made in compliance with the federal and state securities laws restrictions.

Summary of the St. Renatus LLC Agreement

The following is a summary of the material provisions of the St. Renatus LLC Agreement. The St. Renatus LLC Agreement sets forth the terms and conditions upon which St. Renatus will conduct its business and affairs, and it sets forth the rights and obligations of the members who we will refer to herein as unitholders. This summary is not complete and is subject to and qualified by the detailed provisions of the St. Renatus LLC Agreement. If the Merger is completed, each Apollonia member will become a party to the St. Renatus LLC Agreement.

Establishment and Nature of St. Renatus

St. Renatus was formed as a limited liability company under the Delaware Limited Liability Company Act, with its Board of Directors managing and controlling its business. A limited liability company is a non-corporate business entity usually having one or more managers. In St. Renatus’ case, the directors on its board are its managers, and the board may delegate certain of their management powers to various officers. A unitholder who is not also a manager, director or officer ordinarily does not play a role in the management or control of a limited liability company’s affairs. A unitholder’s liability for limited liability company obligations is generally limited to the unitholder’s investment.

Duration of St. Renatus

St. Renatus’ existence commenced when it filed a Certificate of Formation with the Delaware Secretary of State on September 6, 2006. The St. Renatus LLC Agreement will terminate and St. Renatus will dissolve as provided below in the section entitled “—Dissolution and Winding-Up.”

Capital Contributions

Founding Member, Advisor Member, Consultants and Employee Contributions. St. Renatus’ founding members, advisor members, consultants and employees have contributed cash and/or services (including future services) in exchange for the number of common units set forth on Schedule A to the St. Renatus LLC Agreement or in the company books and records, as more fully described below in “—Types of Units.” Common units issued to advisor members, employees and consultants are generally subject to vesting over a three- or four-year period and are restricted profits interests (as described below). This includes common units into which any —convertible debt is convertible. The board may establish other vesting schedules in its discretion.

Unitholders’ Contributions. A capital account will be maintained for each unitholder that will reflect such unitholder’s capital contributions and that will be adjusted for the unitholder’s allocable share of profits or losses and reduced by any distributions to the unitholder. No unitholder will be required to contribute any additional capital to St. Renatus.

Types of Units

Common Units. A description of St. Renatus’ common units can be found above under the heading “Description of Units.”

Common Unit Incentive Plan. The St. Renatus board has adopted an incentive plan, which is included in the terms of the St. Renatus LLC Agreement, for the benefit of certain employees, advisors, consultants or directors, with 528,000 common units reserved for issuance thereunder, subject to increase from time to time by action of the board, not to exceed 20% of all issued and outstanding and reserved common units at any time. In connection with administering the incentive plan, the board is empowered to cause St. Renatus to sell or grant from time to time to members or any other persons, including, without limitation, employees, consultants, advisors and directors, common units in such amounts, with such terms and conditions and in such manner (including, without limitation, options, restricted common unit grants, restricted profits interests or any similar plan or arrangement as determined by the board) (collectively, the “Incentive Units”) as permitted by such incentive plan or otherwise determined by the board. Incentive Units may be issued in exchange for cash, services performed or to be performed for or on behalf of St. Renatus, or any of its affiliates, in-kind contributions of property to St. Renatus or such other consideration as may be deemed advisable by the board from time to time. Holders of Incentive Units may be admitted as additional members, all upon such terms and subject to such conditions as may be determined by the board from time to time and as permitted by this incentive plan. As a condition to the issuance of Incentive Units to any person, or the retention of such Incentive Units, St. Renatus may require a participant to execute and deliver to St. Renatus a joinder agreement if such person is not already a party to the St. Renatus LLC Agreement. Upon such execution and delivery, the books and records of St. Renatus will include the name of such additional member and such individual shall be deemed to be a member and unitholder for all purposes of the St. Renatus LLC Agreement.

Restricted Profits Interests. As of the date of this proxy statement/offering circular, the St. Renatus board has chosen to implement the incentive plan described in the preceding section only through the issuance of restricted profits interests in exchange for past and future services to be provided by the recipients thereof, which restricted profits interests have been issued at various times and in various amounts since the formation of St. Renatus, all as reflected in board actions and recorded in the books and records of St. Renatus with such issuance all upon such terms and subject to such conditions as may be determined by the Board from time to time. As of the date of this proxy statement/offering circular, out of the 528,000 maximum authorized incentive units, 463,450 incentive units in the form of restricted profits interests have been issued by the board, including: 160,000 incentive common units issued to the former chief executive officer as voting restricted profits interests; 84,000 incentive common units issued to a former member of the Board as voting restricted profits interests and 219,450 incentive common units issued to directors (including former directors), employees, former employees, consultants and advisor members as restricted profits interests. Any future issuances of incentive common units under the incentive plan may be limited by the number of available authorized units and subject to such restrictions, vesting, voting and forfeiture provisions as determined in the discretion of the board or under terms of an employment or consulting agreement approved by the board. Persons holding restricted profits interests are subject to the forfeiture provisions contained in the definition thereof in the St. Renatus LLC Agreement upon the occurrence of a forfeiture event while they hold non-vested restricted profits interests. In addition, to the extent that the Internal Revenue Code or Treasury Regulations are revised after the effective date of the St. Renatus LLC agreement to provide for special elections, special allocations or other rules, or St. Renatus’ tax advisors determine that other provisions may be necessary to ensure that St. Renatus’ existing outstanding profits interests retain their status as profits interests, the board by written resolutions thereof, shall be entitled to adopt resolutions that shall be considered as modifications and amendments to the St. Renatus LLC Agreement without any further consent or approval of any other members or unitholders required to make such amendments to the St. Renatus LLC Agreement effective.

Management of St. Renatus

Board of Directors’ Powers. Except as otherwise specifically provided in the St. Renatus LLC Agreement, the Board of Directors will have complete and exclusive discretion in the management and control of all of its affairs and business, and will be authorized to employ all powers necessary or advisable to carry out its purposes, conduct its business and affairs, and exercise its powers. Unless you are elected to the St. Renatus board or you become an officer, you will not be permitted to participate in the company’s management. The St. Renatus Board of Directors currently consists of six directors with a maximum of 11 directors authorized. At the annual meeting of St. Renatus members on October 30, 2017, the unitholders authorized the Board of Directors to appoint up to two additional directors as soon as acceptable candidates are identified by the Board of Directors and such persons agree to serve as directors; subject to any such directors so appointed by the Board of Directors being approved by a majority vote of the voting members of St. Renatus at its next annual meeting scheduled to be held in late 2018. Each director has one vote on any matter that comes before the board, and the board will generally take action by a majority vote of the directors, either at a meeting or pursuant to written consent resolutions. Except to the extent limited by Delaware law or the St. Renatus LLC Agreement, the Board of Directors may delegate its powers under the St. Renatus LLC Agreement to officers. The St. Renatus LLC Agreement authorizes the Board of Directors to designate the company’s tax matters partner, and authorizes and requires such tax matters partner or partnership representative to represent the company in connection with all examinations of its affairs by tax authorities, any resulting administrative or judicial proceedings, and to expend company funds in doing so.

Unitholders’ Powers. Except as provided in the St. Renatus LLC Agreement, no unitholder can participate in or have any control over the company’s business or have any right or authority to act for, or to bind or otherwise obligate the company. Directors on the board are elected or removed by a majority vote of the holders of voting common units, other than vacancies and newly created directorships, each of which are filled by a representative designated by the Board of Directors. Each voting common unit has the same voting power as other voting common units.

Change of Management

Voluntary Withdrawal of Director. Any director may voluntarily withdraw upon delivering written notice to the Board of Directors.

Involuntary Withdrawal of Director. A director or the entire Board of Directors may be removed by the holders of a majority of the voting common units for any reason or for no reason.

Election of Replacement Director. A director may be elected to the Board of Directors by the vote of a majority of the holders of common units entitled to vote. There is no cumulative voting for the directors. Vacancies and newly created directorships are filled by a representative elected to the Board of Directors by the vote of a majority of the holders of common units entitled to vote.

Board of Directors’ Power to Convert St. Renatus to Corporate Form

The Board of Directors may, without the consent of the unitholders, cause St. Renatus to convert from a limited liability company to a corporation under applicable state law in order to facilitate a public offering of securities of the resulting corporation. Such a conversion will be structured to provide that each unitholder will receive common stock in the resulting corporation with a value equal to the common units exchanged for such common stock. In addition, upon such a conversion, or if St. Renatus determines to enter into a public offering without such a conversion, St. Renatus will enter into an agreement granting the members certain demand and “piggyback” registration rights with respect to the common stock received in the conversion, or St. Renatus equity if there is no conversion. Also, if such a conversion occurs, St. Renatus will no longer be classified as a partnership for federal income tax purposes but will be classified as a corporation.

Investment and Corporate Opportunities; Conflicts of Interest

Unless otherwise limited pursuant to a written agreement with St. Renatus, or pursuant to other fiduciary obligations applicable to directors or officers, unitholders, including unitholders who are directors or officers, will be free to pursue other business opportunities even if such opportunities are in competition with St. Renatus or represent interests in businesses that are similar to St. Renatus’. In addition, any business opportunity which St. Renatus might be able to undertake which is identified by a unitholder, director or officer will not need to be offered to us or any other unitholder, and such unitholder will have no duty to communicate such opportunity to St. Renatus, the board or to any other unitholders. Members, directors, officers and their affiliates can engage in transactions with us that may be considered a conflict of interest provided that any such transaction is made on arm’s-length terms and conditions or it is approved by non-participating directors on the Board of Directors.

Confidentiality

Each unitholder agrees that, to the extent such unitholder receives confidential information from St. Renatus, the unitholder will not disclose such confidential information except under certain specific circumstances that are described in the St. Renatus LLC Agreement.

Indemnification

The St. Renatus LLC Agreement provides that St. Renatus will, under certain circumstances, and subject to certain limitations, indemnify its directors and officers and their respective agents and affiliates who are made or are threatened to be made a party to a suit or proceeding, by reason of that director’s, officer’s or such other person’s former or present official capacity with St. Renatus, against losses, liabilities, damages, judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees). Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to St. Renatus’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, St. Renatus has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Liability

St. Renatus’ debts, obligations and liabilities will be solely its debts, obligations and liabilities, and unitholders will not be obligated personally for any such debt, obligation or liability solely by reason of being a unitholder. However, unitholders are required to return to St. Renatus any distribution made due to a clear and manifest accounting or similar error. Further, Delaware law provides that, for a period of three years from the date on which any distribution is made to you, you may be liable to St. Renatus for return of the distribution if both of the following are true: (i) after giving effect to the distribution, all of St. Renatus’ liabilities exceed the fair value of its assets; and (ii) you knew at the time you received the distribution that it was made in violation of the limitation described in clause (i).

Non-Assessability of Common Units

The common units are not assessable. After members pay for their units, they do not have any further obligations to St. Renatus and are not subject to any assessment or required to contribute any additional capital to, or loan any funds to, St. Renatus. However, under certain circumstances, members may be required to return distributions made to them in violation of Delaware law as described in the immediately preceding section.

Cash Distributions

The board has the sole discretion to determine the amount of cash on hand that is to be reinvested and the amount that is to be distributed. The board’s decision regarding the amount of reserves to establish and the amount of funds to reinvest may affect St. Renatus’ ability to make cash distributions. Distributions will generally be made on a pro-rata basis to all unitholders based on the number of common units held by a unitholder compared to the total common units outstanding at such time. St. Renatus will also use its best efforts to make a tax distribution to its unitholders within 75 days of the end of each fiscal quarter in an amount equal to the taxable income expected to be allocated to all unitholders for the prior fiscal quarter less the amount of taxable loss for any prior fiscal quarters and other appropriate adjustments multiplied by the combined maximum federal, state and local income tax rate to which an individual resident in Minnesota may be subject, with any such tax distribution made in the same proportion that the taxable income is expected to be allocated to the unitholders for such fiscal quarter. To the extent that tax distributions are made disproportionately to unitholders, subsequent distributions in excess of tax distributions will first be made to achieve the intended pro-rata distribution to each unitholder as described above. In addition, to the extent that St. Renatus pays any state income tax or other withholding taxes for a unitholder such amount will reduce distributions otherwise owing to a unitholder to the extent of such withholding or other taxes submitted to a governmental authority on a unitholder’s behalf.

Allocations of Profits and Losses

As a general rule, St. Renatus’ profits and losses for a fiscal year (for both book and tax purposes) will be allocated among the unitholders on a pro-rata basis to all unitholders based on the number of common units held by a unitholder compared to the total common units outstanding at such time.

Transfer of Units

Withdrawal of a Unitholder. Unitholders may withdraw as a member only by selling, transferring or assigning their common units, or having all of their common units repurchased or redeemed in accordance with the St. Renatus LLC Agreement, in each such case subject to any applicable securities laws.

Restriction on Transfers of Units. There are severe restrictions on the transfer of all or a portion of units, including a right of first refusal in favor of St. Renatus and drag-along and tag-along rights. Such restrictions may be necessary to ensure that St. Renatus complies with the governing securities laws and that St. Renatus will continue to be classified as a “partnership” for federal income tax purposes and not be considered a “publicly traded partnership” under the applicable statutory code and regulations. See “Description of St. Renatus Units – Restrictions on Transfer of Common Units.”

Dissolution and Winding-Up

Dissolution. St. Renatus will be dissolved when any of the following events occur:

•	at any time determined by the board by a majority vote thereof; or

•	upon the entry of a decree of judicial dissolution under Section 18-802 of the Delaware Act.

Liquidation of St. Renatus. When a dissolution event occurs, the investments and St. Renatus’ other assets will be liquidated and the proceeds thereof will be distributed to the unitholders after the liquidator pays liquidation expenses and pays St. Renatus’ debts, in the order of priority set forth in the St. Renatus LLC Agreement. Liquidating distributions will be made in accordance with each unitholder’s positive capital account balances after adjustment for any profit or loss arising (or deemed to arise) from such liquidation. After St. Renatus’ assets are distributed, its existence will then be terminated. Unitholders are not guaranteed the return of, or a return on, their investment.

Access to St. Renatus Books and Records; Inspection Rights

In General. St. Renatus will maintain appropriate books and records for its business. Such books and records include, among other things, quarterly and annual financial statements and other information required by the Delaware Limited Liability Company Act. Financial statements will be issued promptly on request to unitholders after they are prepared. The annual financial statements will be audited. Tax information will also be provided promptly after it becomes available after each fiscal year end.

Inspection Rights. St. Renatus will, to the extent required by the Delaware Limited Liability Company Act, deliver or cause to be delivered to each unitholder with reasonable promptness, such other information and financial data concerning St. Renatus as any unitholder shall from time to time reasonably request; provided that furnishing such information shall not be financially burdensome on St. Renatus or the Board of Directors, or any subsidiary of St. Renatus or its Board of Directors, or unreasonably time consuming for the employees of St. Renatus or its subsidiaries.

Meetings and Voting Rights of Unitholders

Meetings. The unitholders may call a meeting of the unitholders at any time by the request of unitholders holding 35% or more of the fully-diluted outstanding common units entitled to vote. In addition, in lieu of a meeting, any matter that could be voted upon at a meeting of the unitholders may be submitted for action by written consent of the unitholders holding the number of common units that would be necessary to authorize or take such action at a meeting at which all unitholders entitled to vote on the item were present. Prompt notice of any such written action will be given to any unitholders entitled to vote or consent who did not consent to the action in writing.

Voting Rights of Unitholders. The units to be issued in the Merger are voting common units. Holders of such units will have the right to vote with respect to such units on any matters to be voted upon by the St. Renatus members. An affirmative vote of the unitholders entitled to vote who own a majority of St. Renatus’ common units is required to elect or remove a director. No cumulative voting will apply to any unitholder vote.

Power of Attorney

Each unitholder, pursuant to the St. Renatus LLC Agreement, will constitute and appoint the board (including any director thereof designated by the board) and any liquidator as such unitholder’s power of attorney. Such power of attorney will authorize such director or liquidator to execute the St. Renatus LLC Agreement and other instruments, amendments, documents and conveyances related to the activities of St. Renatus as more fully described in the St. Renatus LLC Agreement.

Amending the St. Renatus LLC Agreement

The St. Renatus LLC Agreement may be amended from time to time by the vote of a majority of the holders of common units entitled to vote, with the exception of the articles or sections relating to units, capital contributions, distributions, redemption, allocations, limited liability, confidentiality, and amendments, which may be amended only by the unitholders entitled to vote who hold 70% or more of the fully diluted common units entitled to vote, all as more fully described in the St. Renatus LLC Agreement. Further, no amendment or modification that would materially adversely affect any common unitholders in a manner different than other common unitholders will be effective against the holders of such class of common units without the prior written consent of holders of at least a majority of common units of such class so materially adversely affected and provided further that no amendment that would affect the rights of a unitholder or group of unitholders specifically granted such rights by name will be allowed without that unitholder’s (or a majority of that group of unitholders’) consent.

COMPARISON OF RIGHTS OF APOLLONIA UNITHOLDERS AND ST. RENATUS UNITHOLDERS

Apollonia is a Minnesota limited liability company and Apollonia unitholders’ rights are currently governed by the Apollonia articles of organization and member control agreement (also known as an operating agreement), and Minnesota law. St. Renatus is a Delaware limited liability company and St. Renatus unitholders’ rights are currently governed by the St. Renatus certificate of formation and limited liability company (LLC) agreement, and Delaware law. If the Merger is completed, Apollonia unitholders will become unitholders of St. Renatus and the combined company unitholders’ rights will be governed by the St. Renatus certificate of formation and LLC Agreement, and Delaware law.

The following description summarizes material differences that may affect the rights of Apollonia unitholders and St. Renatus unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The Apollonia member control agreement (operating agreement) and the St. Renatus LLC Agreement are subject to amendment in accordance with their terms, as described below. Copies of such governing company documents are attached to the merger agreement attached hereto as Annex A. In addition, the characterization of some of the differences in the rights of Apollonia unitholders and St. Renatus unitholders as material is not intended to indicate that other differences do not exist or are not important. You should read carefully the relevant provisions of Delaware law, Minnesota law, the St. Renatus certificate of formation and LLC Agreement, and the Apollonia articles of organization and member control agreement (operating agreement). We urge you to read carefully this entire proxy statement/offering circular for a more complete understanding of the differences between the rights of an Apollonia unitholder and the rights of a St. Renatus unitholder.

Capitalization

St. Renatus

St. Renatus’ authorized capital is described elsewhere under “Description of St. Renatus Units.”

Apollonia

The total number of authorized units of Apollonia is 2,000,000 common units. At the close of business on November 7, 2018, there were 830,045 Apollonia common units and 530,209 Apollonia financial rights units outstanding.

Number, Election, Vacancy and Removal of Directors

St. Renatus

The St. Renatus LLC agreement provides that the total number of St. Renatus directors will be from time to time fixed by resolutions adopted by the St. Renatus board of directors. The LLC agreement currently provides for a maximum of 11 directors. St. Renatus currently has six directors. Directors are not subject to periodic election but they may be removed and replaced by a majority of the outstanding voting common units. Directors are elected by a majority of the outstanding voting common units whether or not the holders of such voting common units are present at a unitholder meeting.

St. Renatus unitholders do not have cumulative voting rights in the election of directors. The St. Renatus LLC agreement provides that vacancies on the St. Renatus board of directors may be filled by a majority vote of the voting members of St. Renatus. The St. Renatus LLC agreement provides that directors may be removed at any time by a majority of the voting St. Renatus unitholders, with or without cause.

Apollonia

The Apollonia member control agreement provides that the total number of Apollonia directors (referred to as “governors” in the member control agreement), will be five (5). Apollonia currently has five governors. The governors serve a three year term with initial expirations occurring on October 31, 2019. Replacement governors will be appointed by a more than fifty percent (50%) vote of the Apollonia voting members. No governors can serve consecutive terms and no person having certain connections or affiliations with St. Renatus may serve as an Apollonia governor. The Apollonia member control agreement does not provide for any cumulative voting of units. At any regular meeting or at any designated special meeting of Apollonia unitholders, successors to any removed or newly appointed governors must be appointed by a majority of the Apollonia voting unitholders.

Amendments to Organizational Documents

St. Renatus

The St. Renatus certificate of formation and LLC agreement may be amended by a majority vote of the voting common unitholders of St. Renatus; provided that certain sections of the LLC Agreement including those related to capital contributions and distributions require a 70% approval of the fully diluted voting units of St. Renatus. In addition, if an amendment has an adverse impact on a specific group of unitholders, approval will require approval of a majority of that group and if rights under the LLC agreement were specifically granted to a member by name, revisions will require approval of the specified member.

Apollonia

The Apollonia articles of organization and member control agreement requires the affirmative vote of holders of at least a majority of the outstanding units entitled to vote in order to effect any amendment to the member control agreement and provide that any amendment that has a disproportionate financial effect on any member will require that member’s consent.

Unitholder and Director Action by Written Consent

St. Renatus

Any action required or permitted to be taken at a meeting of unitholders or a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote, upon the written consent of unitholders or directors who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all units entitled to vote thereon were present and voted. A unitholder may vote by proxy at a meeting of the members.

Apollonia

Any action required or permitted to be taken at a meeting of unitholders or a meeting of the Board of Governors may be taken without a meeting, without prior notice and without a vote, upon the written consent of unitholders or directors (governors) who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all units entitled to vote thereon were present and voted. A unitholder may vote by proxy at a meeting of the members.

Unitholder Meetings

St. Renatus

The St. Renatus LLC agreement provides that written notice of the time, place and purpose or purposes of any regular or special meeting of unitholders must be given not less than 5 days before the date of a regular meeting to each unitholder entitled to vote at the meeting unless the requisite number of unitholders waive the notice requirement at the meeting or otherwise consent to the meeting. A meeting may be called at any time by unitholders holding 35% or more of the voting fully diluted common units of St. Renatus upon not less than 5 days’ notice, subject to the waiver and consent described above.

Apollonia

Minnesota law provides that any member may demand a meeting and written notice of any meeting of unitholders must be given not less than 20 days’ before the date of the meeting to each unitholder entitled to vote at the meeting. Written notice of a unitholder meeting must contain the date, time, and place of the meeting.

Unitholder Information Inspection Rights

St. Renatus

Under its LLC agreement, St. Renatus will, to the extent required by the Delaware Act, deliver or cause to be delivered to each unitholder with reasonable promptness, such other information and financial data concerning St. Renatus as any unitholder shall from time to time reasonably request; provided that furnishing such information shall not be financially burdensome on St. Renatus or the board of directors, or unreasonably time consuming for the employees of St. Renatus.

Apollonia

Under Minnesota law, during regular business hours and at a reasonable location specified by the company, a member may obtain from the company and inspect and copy full information regarding the activities, financial condition, and other circumstances of the company as is just and reasonable if:

(i) the member seeks the information for a purpose material to the member's interest as a member;

(ii) the member makes a demand in a record received by the company, describing with reasonable particularity the information sought and the purpose for seeking the information; and

(iii) the information sought is directly connected to the member's purpose.

Within ten days after receiving a demand, the company will in a record inform the member that made the demand:

(i) of the information that the company will provide in response to the demand and when and where the company will provide the information; and

(ii) if the company declines to provide any demanded information, the company's reasons for declining.

In addition to any restriction or condition stated in its operating agreement, a limited liability company, as a matter within the ordinary course of its activities, may impose reasonable restrictions and conditions on access to and use of information to be furnished, including designating information confidential and imposing nondisclosure and safeguarding obligations on the recipient.

Indemnification of Directors and Officers

St. Renatus

The St. Renatus LLC Agreement provides that St. Renatus will, under certain circumstances, and subject to certain limitations, indemnify its directors and officers and their respective agents and affiliates who are made or are threatened to be made a party to a suit or proceeding, by reason of that director’s, officer’s or such other person’s former or present official capacity with St. Renatus, against losses, liabilities, damages, judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees). Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to St. Renatus’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, St. Renatus has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable. St. Renatus is authorized to purchase directors’ and officers’ liability insurance.

Apollonia

The Apollonia member control agreement provides that certain “covered persons” are to be indemnified, to the fullest extent permitted by Minnesota law, for any loss, damage or claim incurred by such covered person by reason of any act performed or omitted by such covered person in good faith and that is reasonably believed to be within the scope of authority of such covered person, unless the covered person’s actions involved gross negligence or willful misconduct or a material breach of the member control agreement. A covered person means any past or present member or affiliate and any past or present governor, officer, employee, consultant, representative or agent of Apollonia. Apollonia is authorized to purchase directors’ and officers’ liability insurance.

Distributions

St. Renatus

The St. Renatus board of directors has the sole discretion to determine the amount of cash on hand that is to be reinvested and the amount that is to be distributed. The board’s decision regarding the amount of reserves to establish and the amount of funds to reinvest may affect St. Renatus’ ability to make cash distributions. Distributions will generally be made on a pro-rata basis to all unitholders based on the number of common units held by a unitholder compared to the total common units outstanding at such time. St. Renatus will also use its best efforts to make a tax distribution to its unitholders within 75 days of the end of each fiscal quarter in an amount equal to the taxable income expected to be allocated to all unitholders for the prior fiscal quarter less the amount of taxable loss for any prior fiscal quarters and other appropriate adjustments multiplied by the combined maximum federal, state and local income tax rate to which an individual resident in Minnesota may be subject, with any such tax distribution made in the same proportion that the taxable income is expected to be allocated to the unitholders for such fiscal quarter. To the extent that tax distributions are made disproportionately to unitholders, subsequent distributions in excess of tax distributions will first be made to achieve the intended pro-rata distribution to each unitholder as described above. In addition, to the extent that St. Renatus pays any state income tax or other withholding taxes for a unitholder such amount will reduce distributions otherwise owing to a unitholder to the extent of such withholding or other taxes submitted to a governmental authority on a unitholder’s behalf.

Apollonia

Pursuant to the Apollonia member control agreement, distributions are to be made first to the Apollonia members and financial assignees in proportion to and to the extent of each such person’s “invested cash” that has not previously been repaid, as set forth in Apollonia’s books and records. “Invested cash” means any cash amount that Apollonia holders invested in either Apollonia or invested through the purchase of financial rights from the founding members (with respect to any of the financial assignees). After each Apollonia member and the financial assignees have received a return of their invested cash, further distributions will be made in proportion to each Apollonia member’s and financial assignee’s percentage interests. Apollonia holders who have an invested cash amount will first receive the balance due of their invested cash, after reflecting prior cash distributions made in previous years. After all invested cash has been repaid as described above, remaining distributions will be made to all Apollonia holders (including those who had no invested cash) based on their respective percentage interests, as measured by the number of Apollonia common units and/or Apollonia financial rights units that they hold as compared to all outstanding Apollonia common units and Apollonia financial rights units.

Voting Rights; Required Vote for Authorization of Certain Actions

St. Renatus

Each holder of St. Renatus voting common units is entitled to one vote for each unit held of record. St. Renatus also has a class of nonvoting common units. St. Renatus takes action generally by majority consent of the directors on the Board of Directors except for certain actions that require the approval of a majority of the members holding voting interests, such as the appointment or removal of directors. Certain amendments to the LLC agreement require a more than seventy (70%) vote of the fully diluted voting interests held by the members.

Apollonia

Each holder of Apollonia voting common units is entitled to one vote for each share held of record. Financial rights holders at Apollonia have no voting rights with respect to their financial rights units. Apollonia requires special majority member approval with respect to (i) entering into an agreement with St. Renatus or its affiliates or any amendment to any such agreement, and (ii) any agreement or amendment to any agreement that Apollonia has with any third party with respect to any Apollonia technology.

Appraisal Rights and Dissenters’ Rights

St. Renatus

Under Delaware law and the St. Renatus limited liability company agreement, unitholders have no right to dissent from any plan of merger or consolidation to which the limited liability company is a party, or to demand payment for the fair value of their units.

Apollonia

Under Minnesota law, Apollonia unitholders have no right to dissent from any plan of merger in which Apollonia is a constituent organization and to demand payment for the fair value of their units.

Limitation of Fiduciary Duties

St. Renatus

St. Renatus has established fiduciary duties with respect to its directors and officers that are equivalent to the duties applicable to directors and officers of a Delaware corporation and limited to the duties of loyalty and due care applicable to directors and officers under Delaware corporate law. Delaware limited liability company law also provides that an LLC agreement may not:

•        Eliminate the implied contractual covenant of good faith and fair dealing; or

•        Limit or eliminate liability for breach of contract or breach of duty for acts or omissions that constitute a bad faith violation of the implied contractual covenant of good faith and fair dealing.

Apollonia

Apollonia has not adopted any specific provisions limiting the fiduciary duties between and among its members, directors and officers. Minnesota law will not allow the following modifications to fiduciary duties except as follows:

•	Elimination of the duty of loyalty; however, the operating agreement may:

•	identify activities that do not violate the duty of loyalty, if not manifestly unreasonable; or
•	specify the method by which specific acts or transactions that would otherwise violate the duty of loyalty may be authorized or ratified.

•	Eliminate the contractual obligation of good faith and fair dealing, but the operating agreement may prescribe standards to measure the performance of the obligation, if not manifestly unreasonable.

•	Alter the duty of care in a manner that:

•	is manifestly unreasonable; or
•	authorizes intentional misconduct or knowing violation of law.

Apollonia has made no modifications to the statutory fiduciary duties applicable under Minnesota law.

Interested Directors

St. Renatus

Unless otherwise limited pursuant to a written agreement with St. Renatus, or pursuant to other fiduciary obligations applicable to directors or officers, unitholders, including unitholders who are directors or officers, will be free to pursue other business opportunities even if such opportunities are in competition with St. Renatus or represent interests in businesses that are similar to St. Renatus’. In addition, any business opportunity which St. Renatus might be able to undertake which is identified by a unitholder, director or officer will not need to be offered to St. Renatus or any other unitholder, and such unitholder will have no duty to communicate such opportunity to St. Renatus, the board or to any other unitholders. Members, directors, officers and their affiliates can engage in transactions with St. Renatus that may be considered a conflict of interest provided that any such transaction is made on arm’s-length terms and conditions or it is approved by non-participating directors on the Board of Directors.

Apollonia

Under Minnesota law, and because Apollonia is managed by a board, a member does not generally have any fiduciary duty to the company or to any other member solely by reason of being a member. A member, director or officer in a limited liability company must discharge the person's duties and exercise any rights consistently with the contractual obligation of good faith and fair dealing, including acting in a manner that is honest, fair, and reasonable In addition, a majority in interest of the members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty (described below) applicable to directors and officers. The Apollonia directors (governors) are subject to a duty of care and duty of loyalty. The duty of care, unless limited in a member control or operating agreement, requires a director in the conduct and winding up of the company's activities to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the company. In discharging this duty, a director may rely in good faith on opinions, reports, statements, or other information provided by another person that the director reasonably believes is a competent and reliable source for the information. The duty of loyalty, unless limited in a member control or operating agreement, includes the duties:

(1) to account to the company and to hold as trustee for it any property, profit, or benefit derived by the director:

(i) in the conduct or winding up of the company's activities;

(ii) from a use by the director of the company's property; or

(iii) from the appropriation of a limited liability company opportunity;

(2) to refrain from dealing with the company in the conduct or winding up of the company's activities as or on behalf of a person having an interest adverse to the company; and

(3) to refrain from competing with the company in the conduct of the company's activities before the dissolution of the company.

Apollonia has not modified the statutory fiduciary duties applicable to members and directors in its member control (operating) agreement.

For further information on the application of Delaware law to St. Renatus voting common units to be issued in the merger, see “Description of St. Renatus Units.”

INFORMATION ABOUT ST. RENATUS

The following provides additional information regarding St. Renatus and should be read in conjunction with St. Renatus’ financial statements and the notes thereto and the other information on St. Renatus included elsewhere in this proxy statement/offering circular.

General

St. Renatus is a privately-held company that was formed to bring to market a proprietary Nasal Spray dental anesthetic product, the world’s first intranasal dental anesthesia. This product, sprayed into the nasal cavity, is a needle-free local anesthetic suitable for use in dental procedures involving most of the upper teeth. On June 29, 2016, the U.S. Food and Drug Administration (FDA) approved St. Renatus’ “Kovanaze® (tetracaine HCl and oxymetazoline HCl) Nasal Spray” for use and commercialization in the United States. St. Renatus’ first sales of product occurred in November 2016. Kovanaze® Nasal Spray is a prescription product for dental anesthesia, available only by dentist authorization.

The St. Renatus units are not listed on any stock exchange or trading market and St. Renatus does not currently have any plans to list its units on any stock exchange or trading market. Even if St. Renatus did intend to list its units on a stock exchange or trading market in the future, its ability to do is uncertain, and therefore Apollonia members should not assume that the St. Renatus units will ever be listed.

St. Renatus’ corporate offices are located at 1000 Centre Avenue, Suite 120, Fort Collins, Colorado 80526, and its telephone number is (970) 282-0156.

Background

St. Renatus was formed to bring to market a proprietary Nasal Spray dental anesthetic, the world’s first intranasal dental anesthetic. St. Renatus’ new drug application for Kovanaze® Nasal Spray dental anesthetic was approved by the FDA on June 29, 2016 for marketing in the United States. St. Renatus’ product, sprayed into the nasal cavity, is a needle-free local anesthetic, suitable for use in dental procedures involving the upper teeth. The “indications for use” on St. Renatus’ FDA-approved label and package insert do not cover all of the upper teeth (and none of the lower teeth); they cover only upper teeth No. 4 to 13 in adults and upper teeth A to J in children who weigh 40 kg or more. St. Renatus’ patent rights cover all the upper teeth, and are more extensive than St. Renatus’ current FDA label indication.

Dental anxiety – including needle injection or “shot” discomfort and phobia – is a long-standing barrier to regular dental care. 27% of the people surveyed by the American Dental Association indicated “fear of pain” as a reason to avoid dental visits. Needle injection of local anesthetic is recognized as the most anxiety-provoking procedure in dentistry. Not only can the injection of local anesthetics produce fear and pain, but the increased stress of injection can result in fainting, hyperventilation, convulsions, bronchospasm and angina. In rare cases, a severe overdose of injectable anesthetic can even lead to death. The act of injecting is invasive, both conceptually and physically, and is a major reason worldwide why people avoid regular dental care and see their dentists only in an emergency. Without regular dental care, cavities and gum disease may be left undetected and result in infection and serious, systemic health issues.

St. Renatus commissioned independent market research studies in 2006, 2011 and 2015, including more than 850 dentists and 1,700 potential patients, which studies have consistently demonstrated that:

•	Dentists do not like to give injections.
•	Patients do not like to receive injections.
•

Both dentists and patients are willing to pay for a product such as Kovanaze®. A 2015 market research report determined that over 50% of 1,027 potential patients (ranging from low pain and low anxiety to high pain and high anxiety) would pay more than $40 out-of-pocket for Kovanaze®.

•	Needlesticks occur regularly in dental offices, with a related risk exposure of approximately $3,500 to test the patient and employees and prescribe a treatment plan.
•	The 2001 Needlestick Safety and Prevention Act reinforces the need for needleless delivery methods.
•	97% of dentists are very or somewhat likely to recommend a non-injectible local anesthetic over needle-injected anesthetics for procedures on the upper teeth.

In addition to the discomfort and phobia surrounding injected anesthetic, the risk of exposure to bloodborne pathogens via needlesticks is a recognized occupational hazard in dentistry. Since 1991, the Occupational Safety and Health Administration (OSHA) has enforced a Bloodborne Pathogens Standard that requires employers to identify, evaluate and implement safer medical devices to eliminate or minimize employee exposure to bloodborne pathogens. The standard was revised in 2001 when Congress passed the Needlestick Safety and Prevention Act. The Act set forth in greater detail employers’ obligations under the Bloodborne Pathogens standard, and specifically indicated that a “safer medical device” includes needleless systems. Thus, further incentive exists to develop anesthetics that can be delivered without the use of needles.

Lidocaine, the most widely used local dental anesthetic today, was first introduced in the 1940s. Several needle-free anesthetic products have been developed but they do not provide adequate anesthesia to perform restorative procedures. For example, one non-injectable, subsurface local anesthetic commercially available today is Oraqix® (lidocaine and prilocaine periodontal gel). While Oraqix can be used in periodontal pockets during scaling or root-planing procedures, it does not provide adequate anesthesia for use in restorative procedures such as fillings, crowns and root canals. The cost per cartridge for Oraqix is about $6.32 each, and up to five cartridges can be used in one procedure because the gel only lasts about 20 minutes. Further, while many advances in the comfort of dentistry have been made, such as behavior modification therapy, hypnosis, topical numbing around the injection site, pneumatic injectors, anesthesia buffering systems, conscious sedation, and nitrous oxide, none of these advances (except hypnosis) has eliminated the need for needle injection.

It was discovered that the active drug in Kovanaze® Nasal Spray dental anesthetic, when sprayed into the nasal cavity, could act as a needle-free local anesthetic that does not numb the face, and it is suitable for use in dental procedures involving one or more of a majority of the upper teeth. In 2002, Dr. Clay was granted a patent directed to a method of using a Nasal Spray dental anesthetic to anesthetize at least a portion of the upper teeth.

Kovanaze® Nasal Spray dental anesthetic technology is based on delivering anesthetic to nerve paths in the nasal cavity. The nerves of the upper teeth are like branches of a tree that extend through the nasal cavity down into the teeth. Using current needle injection technology, these nerve pathways are anesthetized by inserting a needle into the patient’s mouth close to the pathways and injecting an anesthetic. In contrast, Kovanaze® Nasal Spray dental anesthetic is sprayed into the nasal cavity, affecting the base, or “trunk,” of the nerve pathways. The current indication of the spray anesthetizes the branches that transmit nerve impulses from all of the upper teeth, other than the wisdom teeth and molars on each side. The molars and wisdom teeth have not been studied enough to pursue commercialization of an anesthetization method at this time. In addition to the anesthetic, Kovanaze® Nasal Spray dental anesthetic includes a nasal decongestant which acts as a vasoconstrictor to prevent increased blood flow, thus increasing the duration of the anesthetic’s effectiveness.

The use of Kovanaze® Nasal Spray dental anesthetic eliminates the pain of needle injections and the need for topical agents that numb the injection site. It also has the potential for reducing or eliminating serious complications associated with injections, such as:

•	Injection site pain
•	Potential nerve damage
•	Needle-stick injuries
•	Risk of blood-borne pathogens
•	Fainting
•	Paresthesia/Dysesthesia

By reducing or eliminating possible complications related to needle injection of anesthesia, St. Renatus believes that dentists may reduce the likelihood of costly malpractice claims for these types of reactions. Adverse events encountered with the use of Kovanaze® in St. Renatus’ clinical trials are identified on the FDA-approved labeling, and a summary of those adverse events is set forth below. See “Adverse Reactions for Kovanaze®” below. Kovanaze® product label and package insert information on the FDA website sets forth certain “Warnings and Precautions” regarding potential adverse reactions with respect to the use of Kovanaze®, as well as a table of common adverse reactions experienced during St. Renatus’ clinical trials.

Markets

Kovanaze® is indicated for regional anesthesia when performing a restorative procedure on Teeth 4-13 and A-J in adults and children who weigh 40 kg or more.” Actual usage will, of course, be dependent on market acceptance of Kovanaze® Nasal Spray dental anesthetic.

The U.S. dental market represents a $134 billion industry with an annual growth rate of 2.6%. As of October 2018, there were a reported 189,780 dentists working in the United States. Of these nearly 200,000 dentists currently practicing in the U.S., roughly 152,560 are general practitioners and prosthodontists who regularly complete restorative procedures: those for which Kovanaze® Nasal Spray is indicated. Using the latest market research data from the American Dental Association’s comprehensive survey of dental professionals, St. Renatus estimates that there are roughly 83 million procedures annually for which Kovanaze® is indicated: restorative procedures on teeth 4-13 and A-J in adults and children weighing 40 kgs or more. St. Renatus proprietary marketing program, The Kovanaze® Dental Alliance™, however, can be marketed and sold to any of the nearly 200,000 U.S. dentists regardless of specialty and/or procedures offered. Kovanaze® Dental Alliance™ monthly subscriptions are currently priced at $1,599 per month representing a total annual subscription charge of $19,188 per membership. With 500 dentists enrolled in the Kovanaze® Dental Alliance™ annual revenues would surpass $9.5 million. Enrolling 2,000 dentists, or 1% of all U.S. dentists, would yield revenues of $38.3 million annually.

Product

Kovanaze® Nasal Spray dental anesthetic is an intranasal, profound, pulpal, needle-free dental anesthetic that, unlike traditional injected dental anesthesia, is sprayed into the nostrils. After a short period of time, the nerves of most of the upper teeth of adult subjects (and children who weigh 40 kg or more, per the indication) are anesthetized without facial or soft tissue numbness, permitting a dentist to perform a variety of procedures.

St. Renatus packages Kovanaze® Nasal Spray dental anesthetic in a spray device pre-filled with its newly developed formulation. The spray is a very fine spray that St. Renatus believes is more effective for drug delivery than the drippy squeeze bottles used for over-the-counter nasal decongestants. St. Renatus is using an FDA-approved spray device to deliver the Nasal Spray dental anesthetic, called the BD Accuspray device. Kovanaze® is administered in two sprays, four minutes apart. Approximately 10 minutes after the second spray is administered, numbness results and lasts for approximately 60 to 90 minutes in duration. Kovanaze® Nasal Spray dental anesthetic is only available by prescription, with a dentist’s authorization.

St. Renatus believe that Kovanaze® Nasal Spray dental anesthetic technology offers other significant benefits over existing dental anesthetic techniques, including:

●

Delivery of anesthetic through the nasal cavity is far less technique-sensitive than needle injection, minimizing the risks of the anesthetic not taking effect or prematurely losing its anesthetizing effect.

●

Unlike injectable anesthetics, Kovanaze® Nasal Spray dental anesthetic can potentially be delivered by dental professionals other than a dentist, including dental hygienists and assistants. Both groups can currently deliver a topical anesthetic in most states under the overall general supervision of a dentist. This allows the dentist to focus on other, more profitable procedures prohibited from being completed by a dental auxillary.

●

It is believed that Kovanaze® Nasal Spray will achieve local anesthesia for up to 60 to 90 minutes in duration. While there is some numbness on the roof of the patient’s mouth, there is no “fat lip” feeling that accompanies injected anesthesia.

●	Needleless delivery of anesthetic eliminates the risk of needlestick injuries to dental professionals and patients.

Sales and Marketing

In response to an unsatisfactory initial launch of the Kovanaze® product in 2016 and 2017, St. Renatus completely revamped its marketing and sales strategy to focus on consumer engagement and dental practitioner interest in using no-needle Kovanaze® to build their practice. Execution of this new strategy began in July 2018. St. Renatus’ current marketing strategy leverages two distinct campaigns converging to drive sales of Kovanaze® Nasal Spray. The first campaign, directed to dentists and their key gatekeepers, which include hygienists and dental assistants, is known as a “push-through” campaign and is fueled primarily by clinical education and practice-building education, demonstrating how Kovanaze® can increase dental practice revenue as a practice building tool. A key tenet of this campaign aimed at dental professionals involves the promotion and sale of St. Renatus’ proprietary Kovanaze® Dental Alliance™, a monthly subscription practice-building package that bundles Kovanaze® product with a customized digital and social marketing campaign offered exclusively to Kovanaze® dental providers. The Kovanaze® Dental Alliance™ uses disruptive digital marketing technology to geo-target consumers within a specified area of each participating dental office, and is powered by iHeartMedia®, the largest media outlet in the U.S. Customized audio and video spots, professionally produced and positioned on 300,000 websites and 150,000 mobile sites, including Google, Facebook, Instagram and the iHeartRadio® app, will brand each Kovanaze® Dental Alliance™ office while capturing consumer attention via “no-needle” dentistry messaging. Mobile blueprinting technology facilitates targeting and retargeting of those people who express interest in any of the Kovanaze® Dental Alliance™ ads and increases the likelihood of converting interested consumers into new patients. The Kovanaze® Dental Alliance™ provides practitioners with both a quarterly supply of Kovanaze® for use in their practice and a turnkey practice-building campaign that has significant potential to bring in new patients: the number one objective in today’s hyper-competitive dental services market. The Kovanaze® Dental Alliance™ maximizes valuable practice marketing dollars by coupling a compelling consumer message of “no-needle” dentistry with the unmatched marketing reach and impact of the iHeartMedia® platform. St. Renatus believes offering an exclusive, robust turnkey digital and social marketing package capable of bringing new patients to dental practitioners fulfills a significant unmet need in the marketplace and advances Kovanaze® adoption and market uptake.

In addition to St. Renatus’ “push-through” marketing efforts, it will conduct a parallel “pull-through” consumer campaign, targeted principally to women (responsible for 80% of healthcare buying decisions). This consumer campaign, also powered by iHeartMedia®, will create visibility and excitement about the benefits of no-needle, no-numb lip Kovanaze®, and will augment the push strategy to unaware or reluctant dental professionals, encouraging them to learn about and purchase, Kovanaze®. St. Renatus expects to complement both of these campaigns with significant professional engagement initiatives to generate awareness, advocacy and adoption of Kovanaze® and the Kovanaze® Dental Alliance™ among various constituencies in the dental industry. These efforts will be focused on both small and fragmented entities (such as local and regional study clubs across the country) and large and influential organizations (such as Delta Dental, the Seattle Study Club, the American Academy of Cosmetic Dentistry, and the American Dental Hygienists Association). St. Renatus has been significantly encouraged by the early feedback it has received from key dental opinion leaders and prominent dental organizations that view Kovanaze® as a vehicle for driving meaningful growth in the dental services market: a market that is otherwise projected to remain stagnant through at least 2023. These entities have expressed significant interest in facilitating and supporting St. Renatus’ market penetration efforts. St. Renatus’ major challenge is to obtain sufficient funds to support both its strategic “push” and “pull” marketing campaigns. St. Renatus’ current models estimate that it will require approximately $20 million to properly fund and staff relaunch operations beginning in Colorado, and quickly following to Minnesota, Texas, Georgia and the Carolinas. St. Renatus currently estimates it may require as much as $10 million more to fund a nationwide consumer campaign. While this is an ambitious undertaking, the Board believes that the change in strategy executing regional penetration prior to nationwide commercialization is critical to St. Renatus’ growth and future prospects and lays the necessary foundation for a possible liquidity event in 24 to 36 months either through a sale or through an initial public offering.

Five critical steps were taken to develop this new sales and marketing plan.

1.

St. Renatus reviewed other marketing plans of major consumer-oriented businesses, both successful and unsuccessful and analyzed dental industry research to better refine our value proposition to both dental patients and practitioners;

2.	St. Renatus engaged industry giant Delta Dental of Colorado and its 1.7 million members with the expectation of leveraging this relationship across the U.S.;
3.	St. Renatus mapped out the target market segments for Kovanaze®;
4.	St. Renatus researched the most effective means for achieving a strong return on investment for consumer advertising, including broadcast and digital strategies; and
5.

St. Renatus developed a strategic relationship with iHeartMedia®, that allows St. Renatus to leverage our consumer advertising spend to secure an attractive marketing that would otherwise be cost prohibitive for individual dentists.

This new marketing and sales strategy is aimed at driving significant dental industry and consumer awareness of Kovanaze® and the Kovanaze® Dental Alliance™. Through tactical execution of this new sales and marketing strategy St. Renatus will capitalize on consumers’ interest in no-needle dentistry and practitioners’ desire to build their dental practices and combat significant competition from corporate and Dental Service Organizations (DSOs).

The first launch market for St. Renatus’ reorganized sales and marketing plan was its home state of Colorado, with 3,600 dentists mostly concentrated in the Denver and Front Range areas. St. Renatus hired several Colorado-based Kovanaze® sales representatives to support St. Renatus’ consumer campaign efforts and drive enrollment in the Kovanaze® Dental Alliance™. Additionally, St. Renatus has leveraged its strong dental relationship throughout the country, particularly in Minnesota, to promote, educate and sell both Kovanaze® and the Kovanaze® Dental Alliance™. Utilizing the new strategy, St. Renatus was successful in securing 60 Kovanaze® Dental Alliance™ memberships in the first three months of execution and has captured significant learning to help refine our future sales and marketing efforts.

St. Renatus’ Colorado (and subsequent market) consumer engagement campaign leverages the power of iHeartMedia®’s broadcast, digital and social engagement connectivity with consumers nationwide to drive them to our consumer website NoNeedles.com. This site educates consumers on no-needle Kovanaze® and helps them search for a Kovanaze® provider nearby. Because consumers are more likely to research, and purchase products endorsed by a trusted spokesperson or celebrity, St. Renatus engaged Susie Wargin, a well-known Colorado radio and television personality, to serve as its regional Kovanaze® ambassador. Susie recorded several spots promoting both Kovanaze® and NoNeedles.com which frequently air on broadcast and digital platforms. Kovanaze® is also the sponsor of the Total Traffic and Weather Network (TTWN), which offers significant exposure to one of iHeartMedia® largest Colorado audience bases. Finally, Kovanaze® and NoNeedles.com has been prominently featured on iHeartMedia’s social platforms with eye-catching banner ads, video and audio spots, and pop-up ads. In addition to driving significant consumer awareness of NoNeedles.com, these campaigns have also captured dental professional awareness of both Kovanaze® and the Kovanaze® Dental Alliance™.

The first 90 days of execution of our new sales and marketing strategy generated significant market learning which has substantially shaped our future campaigns and subsequent efforts. St. Renatus will continue to promote industry awareness and adoption of Kovanaze® and the Kovanaze® Dental Alliance™ through key opinion leader endorsement, a robust programmatic advertising and email campaign targeting dentists nationwide, social media engagement of practitioners and patients, clinical study club and lunch and learn presentations and direct contact with dental professionals via call center engagement. In addition to these proven methods of engaging dental professionals, St. Renatus is currently executing a more robust digital engagement campaign targeting cosmetic dentists throughout the U.S. We have engaged industry expertise in leveraging consumer interest to drive consumer engagement and purchasing behavior. Together we are crafting an educational webinar which will be promoted through our call center efforts, and we will seek to engender dental professional interest in Kovanaze® and the Kovanaze® Dental Alliance™ by capturing and leveraging the significant consumer interest and contact information captured on NoNeedles.com. We will continue to mine the data and activity generated from our consumer campaign to the benefit of our hard earned 60 Kovanaze® Dental Alliance® offices to ensure that we delight those early adopter subscribers and are thereby able to generate testimonials to better promote sales of both Kovanaze® boxes and Kovanaze® Dental Alliance™ subscriptions.

Transformation of Company to a Consumer-Focused Sales and Marketing Enterprise

St. Renatus’ initial product launch efforts in late 2016, relied almost exclusively on the indirect sale of Kovanaze® through several national dental distributors and their respective sales forces. This strategy proved to be ineffective in securing significant uptake of Kovanaze®. While St. Renatus learned valuable information regarding market friction and the perceptions of its value proposition, it became increasingly clear that the chosen strategy would not result in product sales as projected, and certainly not without significant new equity investment and a significant change in marketing strategy, product positioning and sales direction. In response to this learning and the challenges posed, the Board of Directors, in the first quarter of 2017, attempted to solicit interest from strategic buyers to acquire St. Renatus. With help from Regions Securities LLC, St. Renatus contacted and engaged in meaningful discussions with potential buyers on a global basis, but after learning the key drivers of valuation underlying their varying levels of interest, the Board of Directors determined that St. Renatus could achieve greater value in the near term by continuing to develop uptake in the use of Kovanaze®, including by way of commercialization, expanded FDA indications and national and international product availability. In the absence of a sale, the Board of Directors has focused intensely on a review of St. Renatus’ corporate strategy, culture, and management. This review included every aspect of the company’s operations, including, first and foremost, its strategy with respect to the commercialization of Kovanaze®. As a consequence of this analysis, St. Renatus accepted the resignation of its Chief Operating Officer and terminated its Chief Executive Officer, as well as most of the company’s employees involved in the marketing and sales effort.

The Board of Directors took these and other actions to transform the company from a research and development venture managing anticipated sales through dealers and distributors in the dental industry, to a consumer product company, dealing direct, and executing against a fresh and robust marketing strategy that leverages two distinct campaigns converging to drive sales of Kovanaze® Nasal Spray. St. Renatus’ new sales and marketing strategy is described in more detail above under “—Sales and Marketing.”

Competition

St. Renatus’ ability to compete depends upon many factors both within and beyond its control, including the timing and market acceptance of new products and enhancements to existing products developed either by it or its competitors; customer service and support efforts; sales and marketing initiatives; and the ease of use, performance, price, and reliability of solutions developed either by it or its competitors.

St. Renatus compete for revenues of dental anesthetics used in dental procedures with large, well-established dental anesthetic manufacturers and brands such as Septodont, Inc., DENTSPLY International, Abbott Laboratories and Carestream. While St. Renatus is not aware of any product that competes directly with its Kovanaze® Nasal Spray dental anesthetic technology, it still competes with existing manufacturers’ injectable and topical anesthetic products. Additionally, St. Renatus faces competition from companies like BioDent, TuttleNumbNow, LLC, Anutra Medical, and Onpharma, who manufacture and market devices and systems that reduce the discomfort of injections and anesthesia. Most of St. Renatus’ existing competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than St. Renatus. This may allow them to respond more quickly than St. Renatus can to changes in customer requirements. It may also allow them to devote greater resources than St. Renatus can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners and advertisers. St. Renatus cannot assure you that it will be able to compete successfully against its competitors and potential competitors, including generic competition that will arise after St. Renatus no longer has patent protection.

Manufacturing and Distribution

St. Renatus does not currently have in-house manufacturing or distribution capabilities, and it relies on third parties for manufacturing its product and for distribution to its customers.

Manufacturing. St. Renatus purchases its active pharmaceutical ingredients and components from established pharmaceutical suppliers. Kovanaze® Nasal Spray dental anesthetic is manufactured under cGMP guidelines at St. Renatus’ contract manufacturer’s facilities. The filled devices are further assembled and packaged by a separate packaging company where individual devices are placed in trays of six and then into cartons of 30. St. Renatus’ contract manufacturers and packager are regulated by multiple regulatory agencies, including the FDA. Finished cartons containing 30 devices are packaged into four carton cases, which are palletized and transferred from St. Renatus’ packaging contractor to a warehouse maintained by its third party logistics provider. Certain issues that St. Renatus has experienced when manufacturing its Kovanaze® product are described below under “—Manufacturing Issues and Concerns.”

Distribution. When marketing Kovanaze® Nasal Spray dental anesthetic commercially, St. Renatus provides the Nasal Spray dental anesthetic in ready-to-use, pre-filled Nasal Spray devices, with 30 devices included in each box and a minimum order quantity from customers of one box. When finished goods are ordered by a dentist from St. Renatus, the order is sent directly to the McKesson distribution center and, from there, delivered to the dental office that ordered the product. Per the product label, the product must be shipped and stored prior to use at temperatures between 2 and 8 degrees Celsius with excursions permitted between 0 and 15 degrees Celsius. As of the date of this proxy statement/offering circular, St. Renatus is working exclusively with McKesson who have agreed to warehouse and sell Kovanaze® product in the United States for distribution nationally in the United States with the exception of Alabama and Washington D.C. License applications for those remain pending as of November 1, 2018.

Manufacturing Issues and Concerns

St. Renatus has paused manufacturing several times since the beginning of 2017 due to lack of robust product sales. St. Renatus’ prior batch of product was completed at its contract manufacturing organization, Catalent, in October 2017. Finished inventory as of February 2018 comprised about 75,660 sprayers that fill approximately 2,522 product cartons. Slow sales in 2017 left St. Renatus with approximately 6,300 cartons of expired product, which were written off in November and December, 2017. An additional 29,160 sprayers expired at the end of February 2018. The remaining 46,500 sprayers, or 1,550 cartons, expired at the end of June 2018. Manufacturing of the current batch of 1000 cartons was completed in September 2018 and began shipping on October 3, 2018.

In May 2017, St. Renatus applied to the FDA to extend the approved shelf life of Kovanaze® from 15 months to 24 months. The application was denied, but the FDA provided guidance on the steps that St. Renatus could take to increase the approved shelf life. First, St. Renatus must demonstrate an acceptable level of tetra acid, which is a compound that is formed as the active product ingredients, tetracaine assay, degrade over time. The FDA has specified a limit of 1.5% tetra acid relative to tetracaine assay. St. Renatus believes that the product is safe at higher levels of tetra acid, but the FDA required that an additional animal study be done to validate that position, which will require additional funding. Second, St. Renatus must address the rate of tetra acid formation over time. St. Renatus believes that its stability data justifies a modest shelf life extension to approximately 22 months without raising the tetra acid specification limit above 1.5% and will be re-submitting a request with the supporting data analysis. St. Renatus believes that a longer shelf-life will help significantly in the management of inventory in its supply chain. The shelf-life extension activity with the FDA is on hold until St. Renatus receive additional funding.

After Kovanaze® was approved in 2016, St. Renatus began manufacturing commercial product, but at a suboptimal cost due to a number of manufacturing issues. St. Renatus’ most critical manufacturing issue involves its plunger stoppers which are manufactured at West Pharmaceutical Services, Inc., transported to BD for siliconization and gamma irradiation, and then transported to Catalent for fill and final assembly. It is common for silicon-coated plungers to stick together in “clumps” after irradiation and transportation in a plastic bag. Most clumping does not cause problems, but when the stoppers stick together “side by side” Catalent has to stop production and reset the fill machine. This reduces throughput and thereby significantly increases production costs. St. Renatus is working on various solutions with Catalent and its stopper vendors that St. Renatus expects to implement as soon as funding is available to purchase test time on Catalent’s production line. Short-term solutions may include different bags for transportation, a mechanical “catch” system on Catalent’s fill machine, and better process controls on the gamma irradiation and siliconization steps. St. Renatus will therefore be facilitating a cross-company problem solving initiative involving BD and Catalent. This improvement effort will require engineering runs, and it may result in a recommendation for a new stopper that will then need to go through full FDA approval since the stopper is in physical contact with the drug product. A long-term solution, therefore, involves obtaining and qualifying a stopper and manufacturing process that is more robust with respect to the clumping issue, which will involve additional cost and FDA certification. If St. Renatus uses a different rubber material or shape it will have to submit the new documentation to the FDA for approval, and additional testing of the new materials may be required. Work on the stopper problem is on hold until St. Renatus receives additional funding.

A second critical manufacturing issue is that Catalent is experiencing problems with its high-speed auto inspection equipment. The auto inspection process at Catalent has been measuring a 15% reject rate, most of which were false rejects, compared to an approximate 1% reject rate when a slower, manual inspection process was used. St. Renatus is working with Catalent on their test protocols, and St. Renatus has ordered new auto inspection equipment for Catalent. St. Renatus expects these solutions to reduce the rejection rate to a number that is much closer to the manual inspection rate. The testing for such solutions is contingent upon additional funding, and auto inspection improvement activity is on hold until St. Renatus receives additional funding.

Renaissance is St. Renatus’ other CMO source that has been approved by the FDA to manufacture Kovanaze®. In contrast to Catalent, Renaissance is a small batch shop and was thought to be more expensive than Catalent due to the need for manual work and the lack of a high-speed manufacturing line. However, in analyzing its historical production costs, St. Renatus found that its costs at Renaissance are less than those at Catalent on a per-unit basis. St. Renatus will therefore be looking closely at Renaissance as a short-term solution to reduce costs under a dual-source strategy. Renaissance will also be strongly considered for a long-term solution with a three-year time horizon if St. Renatus decides to purchase its own manufacturing and packaging machines and place them in a new facility at Renaissance. This is a major capital project that may require facility additions at Renaissance with up to a three-year buildout timeframe and lengthy FDA approval process before the new machine could be producing St. Renatus’ product. Having its own production line would significantly reduce St. Renatus’ cost of goods sold, but it is a major time and funding commitment that St. Renatus is not in a position to undertake without significant further investment.

In the near term, St. Renatus will need to continue to work with Catalent and Renaissance to obtain the volume it needs at a cost of goods sold that is acceptable. St. Renatus’ plan for manufacturing in the next few years is to stabilize Catalent as its primary short-term option where it may be able to drive cost of goods sold down to an acceptable level. St. Renatus’ existing contract with Catalent expired in January 2018, thereby requiring that the contract and related pricing be renegotiated between St. Renatus and Catalent when St. Renatus operations resume. St. Renatus’ ability to negotiate an acceptable contract with Catalent will be critical to its ability to produce Kovanaze® product at an acceptable cost. St. Renatus’ dual-source strategy with Renaissance will figure prominently in the Catalent negotiations, but there is no assurance that St. Renatus will be successful in renegotiating an acceptable new contract with Catalent. Should the Catalent contract negotiations be unsuccessful, St. Renatus believes that it can meet its sales forecasts using Renaissance until acceptable FDA-approved alternatives can be found.

Other significant operational risks that have been identified and are being mitigated as much as possible are as follows:

•

Per FDA mandate, all pharmaceutical products must be serialized by carton prior to November 27, 2018. St. Renatus has completed about 70% of the serialization work that is necessary to meet FDA requirements. However, the remaining work to be done cannot be completed without further funding and will require several months of implementation and testing before the system is operational and St. Renatus is compliant.

•

St. Renatus only has one subcontract organization that performs packaging services for the Kovanaze® product – PCI. PCI is in possession of St. Renatus’ most recent batch of material and has not released the batch to St. Renatus’ distribution center due to lack of payment. St. Renatus believes that it has a good relationship with PCI and can work with them in the future if St. Renatus escrows funds to cover production costs. However, if PCI were to choose not to work with St. Renatus in the future, St. Renatus would need to qualify another commercial packager which may take up to 12 months and involve costs approaching $1.1 million. Catalent is capable of providing packaging services for St. Renatus.

•

There is a significant lead time involved in obtaining Kovanaze®, where lead time is defined as the duration between placing orders with St. Renatus’ suppliers and final receipt of finished product at its distribution center. Lead times depend on a number of variables, many of which are not within the control of St. Renatus such as the contract manufacturing capacity and schedule. Lead times can vary, but are generally anywhere from 173 days to 269 days. This means that there is a possibility that St. Renatus will be backordered on product for several months after launch unless it can negotiate shorter lead times with its suppliers.

•

Another key risk pertains to St. Renatus’ ability to obtain components for its device. St. Renatus’ device consists of four components: the barrel, the stopper, the plunger rod, and the finger grip. These components all originate with BD. This particular device was originally chosen to minimize development costs and maximize availability since MedImmune uses the same device for its FluMist® product. FluMist® had been previously approved by the FDA. While the CDC stopped recommending FluMist® during the 2016-2017 and 2017-2018 flu seasons, they have recently reinstated their recommendation for use of FluMist® for the 2018-2019 flu season. As a result of the two-season suspension in the CDC recommendation for FluMist®, MedImmune’s purchase volumes have fallen sharply. To St. Renatus’ knowledge, FluMist®’s manufacturer and St. Renatus are the only two customers for this device. St. Renatus has not placed an order with BD in some time and has significant unpaid debt with BD. If BD were to stop production of this product due to low volumes or nonpayment by St. Renatus, St. Renatus would have to find and qualify another device. This would involve 18 to 24 months of development, testing, and qualification of the device. Testing requirements would include performance comparability, extractables and leachables studies, and a final stability study with a minimum of six months of data. These activities would require a minimum investment on behalf of St. Renatus that is estimated at $1.5 million. St. Renatus currently has inventory of components that would allow it to make approximately 1.2 million sprayer units, but this inventory would be rapidly depleted should St. Renatus’ sales forecasts prove to be accurate.

•

St. Renatus lost key operations employees as result of the layoff. These former employees possessed intimate knowledge of supply chain issues which is not documented in St. Renatus’ current business systems. Replacement employees have been recruited but will need a significant amount of time to become familiar with St. Renatus’ production, distribution, quality, and regulatory issues.

History and Assignment of the ‘499 Patent Rights and Development of Kollar IP

Our Kovanaze® Nasal Spray dental anesthetic technology is protected in part by U.S. Patent No. 6,413,499 (the “’499 Patent”), which issued on July 2, 2002, and names Bryan M. Clay, M.D. (“Dr. Clay”) as the sole inventor. Dr. Clay, together with various affiliates, assigned the ‘499 Patent to Gill Anesthesia, LLC, (“Gill”) pursuant to an Assignment Agreement dated September 7, 2004 (the “Clay Assignment Agreement”). The remaining rights of Dr. Clay, and the affiliates of Dr. Clay were consolidated into Nasadent, LLC, (“Nasadent”). The ‘499 Patent was then assigned by Apollonia, as corporate successor to Gill, to St. Renatus pursuant to an assignment agreement, dated March 31, 2008, as amended various times through January 31, 2014 (the “Apollonia Assignment Agreement”), which included a provision granting Apollonia the right to reacquire the ‘499 Patent as a remedy if St. Renatus breached its payment obligations thereunder. The assignment of the ‘499 Patent from Apollonia to St. Renatus was recorded with the United States Patent and Trademark Office (USPTO) on April 3, 2009. See “Company Patent Rights -- History and Assignment of the ‘499 Patent Rights.”

The Apollonia Assignment Agreement requires the Company to use commercially reasonable efforts to obtain FDA approval of Kovanaze® Nasal Spray dental anesthetic, and to make certain corresponding milestone payments to Apollonia. A January 2014 amendment to the Clay Assignment Agreement (the “Clay 2014 Amendment”), set forth the mutual agreement that St. Renatus had, indeed, used commercially reasonable efforts to obtain FDA approval, and therefore, that obligation under the Clay Assignment Agreement, as amended, had been fulfilled.

   On October 12, 2016, Apollonia attempted to perfect its rights to reacquire the ‘499 Patent upon a payment default (even though no payment default has ever occurred), by recording a security interest with the USPTO, and also attempted to create a lien on the ‘282 Patent (defined below). On or about November 9, 2017, Apollonia voluntarily released its liens and the security interests with respect to both patents by making a filing with the USPTO on which the Company was copied, the state UCC filings were released but the USPTO releases were not recorded on the USPTO website until May 3, 2018.

The Kovanaze® technology is also protected in part by U.S. Patent No. 8,580,282 (the “282 Patent”), which issued on November 12, 2013, and U.S. Patent No. 9,308,191 (the “191 Patent”), which issued on April 12, 2016 (collectively, “the Kollar US Patents”), and name Dr. Kollar as the sole inventor. The claims of the Kollar US Patents relate to specific pharmaceutical compositions containing tetracaine, a vasoconstrictor, and a pharmaceutical carrier, as well as methods of using the pharmaceutical composition as a nasally-administered dental anesthetic. The Kollar US Patents provide additional patent protection for our Kovanaze® Nasal Spray dental anesthetic.

We are also seeking patent protection corresponding to the Kollar US Patents in foreign countries. As of April 28, 2017, we have been awarded eight patents in foreign countries. We also have an additional 19 patent applications pending in the U.S. and foreign countries. The Kollar US Patents together with an additional Kollar U.S. application, and the corresponding foreign patents and applications are collectively referred to herein as “the Kollar IP.”

Term of Patents and Proprietary Rights

The expiration date of one of St. Renatus’ primary patents, not including any eligible patent term extension based on regulatory review periods, is March 2020. St. Renatus is also pursuing U.S. and international patent rights in certain of its other intellectual property. The unextended expiration date for certain of its other primary patents is April 2030. St. Renatus has filed for patent term extension in the U.S. based on the approval of Kovanaze® Nasal Spray dental anesthetic. However, the USPTO and FDA have initially denied such an extension because they do not view Kovanaze® as the first permitted commercial use of St. Renatus’ active ingredients. St. Renatus may have appeal rights with respect to such decision based on certain judicial authorities but has not determined whether to challenge the decision St. Renatus have also filed, and expects to continue to file, new patent applications to provide additional patent protection for current and future products and methods. If issued, any additional patents are expected to have unextended patent terms that are 20 years from the earliest filing date, and thus may extend patent exclusivity periods on St. Renatus’ current and future products and methods beyond 2030.

In addition to the rights provided by St. Renatus’ patents and other intellectual property, once a drug receives FDA approval, the Federal Food, Drug and Cosmetic Act (FDCA) provides for periods of exclusivity. Because St. Renatus is proposing a new use of two previously approved ingredients, St. Renatus believes that a three-year exclusivity period will apply during which the FDA will not approve generic drug applications covering the same drug for the same indications.

There is a further opportunity to protect St. Renatus’ product because of the interplay between NDA approvals and patent protection under the Hatch Waxman Amendments to the FDCA. Under these Amendments, St. Renatus has listed the patents (and will list any future patents) covering its product in the FDA’s Official “Approved Drug Products with Therapeutic Equivalents” publication, also called the “Orange Book.” Once patents are listed for a particular product, any applicant for a generic equivalent of that drug (someone who would file an Abbreviated New Drug Application – an “ANDA”) and any other applicant who would file an application for a drug containing the active ingredients in St. Renatus’ product – called a 505(b)(2) application – would have to review the patents that St. Renatus has listed in the Orange Book and make one of four certifications to the FDA in its application: a Paragraph I certification that no patent information has been filed; a Paragraph II certification that all patents listed in the Orange Book have expired; a Paragraph III certification of the date on which each of the patents will expire; or a Paragraph IV certification that the patents are invalid or will not be infringed. By statute, the FDA can approve an application containing a Paragraph I or Paragraph II certification immediately following the end of any exclusivity period, and can approve an application containing a Paragraph III certification at the end of the exclusivity period or on the expiration date of the patents, whichever is later.

However, if an applicant makes a Paragraph IV certification, a unique and complex process follows. If an applicant files an ANDA or a 505(b)(2) application that contains a Paragraph IV certification to one or more of the patents St. Renatus has listed in the Orange Book, that applicant must give notice to St. Renatus as the NDA holder and to the owner(s) of the patent within 20 days after FDA notifies the applicant that its application has been accepted for filing. The notice must contain a detailed statement of the factual and legal basis of the opinion that the patent or patents are invalid or will not be infringed. St. Renatus or the patent owner(s) would then have 45 days to file a lawsuit for infringement of the patent(s). If St. Renatus does not file such a lawsuit, the FDA can make the application effective immediately or at the end of the presumed three-year exclusivity period, if the exclusivity period is still in effect. But if St. Renatus or the patent owner(s) file an infringement action, then FDA cannot make the application effective until the later of the expiration of either the three-year exclusivity period or 30 months after the date the notice was given to St. Renatus, or such longer or shorter period as the court may determine. Meaning that, while an applicant can file an ANDA or a 505(b)(2) application at any time following approval of St. Renatus’ NDA, the applicant must first develop a product, conduct bioavailability and bioequivalency studies comparing that product to St. Renatus’, and then give notice to St. Renatus, and if St. Renatus files a patent infringement lawsuit, the application cannot be made effective by the FDA for the longer of the three-year exclusivity period (if the exclusivity period is still in effect) or the statutory 30-month stay from the date the notice was given to St. Renatus (unless a court rules otherwise). Of course if the court finds that the ANDA or 505(b)(2) application infringes one or more of St. Renatus’ patents, then the application cannot be made effective by the FDA until the end of the patent term(s). This procedure applies to patents St. Renatus has listed in the Orange Book and any other patents issued subsequent to NDA approval that St. Renatus lists in the Orange Book before the ANDA or 505(b)(2) application is filed.

St. Renatus also relies on trade secrets, proprietary know-how and continuing technological innovations to develop its competitive position. St. Renatus seeks to protect these rights, in part, through confidentiality agreements with employees, consultants and other parties. However, there can be no assurance that these agreements will not be breached, that St. Renatus will have adequate remedies for any breach or that its trade secrets will not otherwise become known to or independently developed by competitors.

Third Party Reimbursement

U.S. St. Renatus’ product will generally be purchased by dental professionals who have various billing practices and patient mixes. Such practices range from primarily private pay (fee for service) to those who rely heavily on third-party payors, such as private insurance or government programs. St. Renatus’ product will be used in dental procedures where patients may expect that coverage will be available from such third-party payors.

While it is possible that the Kovanaze® Nasal Spray dental anesthetic could be reimbursed by insurance companies under a specific Current Dental Terminology (CDT) code that allows dentists to submit procedures and products for insurance reimbursement, currently no such code exists for the product. At the current time, restorative dental procedures requiring local anesthesia are submitted to insurance as a single “all inclusive” fee and not separated out for individual reimbursement of local anesthesia.

On November 1, 2017, the American Dental Association’s Code Maintenance Committee (CMC) began consideration of applications to revise and update the Code on Dental Procedures and Nomenclature (CDT) 2019. Multiple dental professionals submitted applications for a new CDT code that would include Kovanaze® (tetracaine HCl and oxymetazoline HCl) Nasal Spray but these proposed codes were rejected by the CMC for 2019. Even if a future CDT code for Kovanaze® is established, insurance payors may (i) deny coverage and reimbursement if they determine that a procedure or product is not medically necessary, and (ii) review and challenge the prices charged for dental services resulting in reduced or refused reimbursement. Additionally, if dentists participate in certain insurance plans, they may be precluded from charging patients enrolled in such plans a fee for St. Renatus’ product. St. Renatus cannot predict what effect the policies of third-party payors will have on future sales of its product, and therefore there can be no assurance that such policies will not cause an adverse impact on its revenue.

Non-U.S. St. Renatus’ success in non-U.S. markets will depend largely upon the availability of reimbursement from the third-party payors through which dental providers are paid in those markets. In many foreign countries, the prices for dental services are predetermined through government regulation. Reimbursement and dental payment systems in non-U.S. markets vary significantly by country. The main types of dental payment systems are government-sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which its product is marketed. There can be no assurance that reimbursement approval will be received.

Employees; Layoff and Rehiring of Substantially All Full-Time Employees of the Company

On January 12, 2018, St. Renatus terminated substantially all of its employees due to a delay in bringing all parties to agreement on the terms of the MOU, resulting in an inability to raise additional funds to implement St. Renatus’ new marketing launch plan. A skeleton group of laid-off employees provided greatly needed interim assistance to St. Renatus in the belief that acceptable merger terms would be struck and that preparation to launch St. Renatus’ marketing plan needed to advance without interruption. With the execution of the MOU and understanding that the transactions contemplated thein will take several months to completely finalize, the largest investors in St. Renatus have agreed to provide bridge financing loans. These loans will, among other things, sustain St. Renatus through the acquisition process, enable St. Renatus to hire back critical staff, launch the new marketing plan, and advance the issuance of units by the St. Renatus to raise additional capital. A number of laid off employees were rehired effective March 19, 2018. St. Renatus understands that certain employees who were laid off have obtained other employment and may not be available to be rehired. These employees may need to be replaced before St. Renatus has sufficient employees to execute the launch plan, supervise the manufacture of product and meet related regulatory requirements needed to fulfill orders received on the anticipated launch.

St. Renatus contracts with St. Renatus Management, Inc., its wholly owned subsidiary, for the services of its employees. Prior to the layoff described above St. Renatus utilized the services of approximately 18 full time employees, including, in addition to its CEO, a Chief Marketing Officer, a Vice President of Operations, a Vice President of Finance and leaders of functional areas including sales, manufacturing, quality, investor relations, regulatory programs, customer service and information technology systems as well as supporting employees in all major functional areas. Prior to the termination of substantially all remaining employees in January 2018, St. Renatus had reduced its workforce during 2017 to conserve cash, including eliminating all of its direct sales force, the national sales manager and its former CEO. As noted, a number of laid off employees were rehired effective March 19, 2018. .

As of the date of this proxy statement/offering circular, St. Renatus employ 16 individuals, all of which are full-time employees. St. Renatus also makes extensive use of contractors, particularly in the areas of manufacturing, packaging, logistics, clinical and regulatory affairs, pharmacology and toxicology. St. Renatus is not a party to any collective bargaining agreement.

Regulation

U.S. In the United States, Kovanaze® Nasal Spray dental anesthetic is regulated by the FDA as a drug under the FDCA and implementing regulations. Before prescription drug products, and some over-the-counter drug products, may be marketed in the U.S., they must be approved by the FDA. Kovanaze® Nasal Spray dental anesthetic has been approved by the FDA as of June 29, 2016. The NDA application fee would have amounted to over $2,169,100, but St. Renatus qualified for a waiver of the application fee made available to small companies submitting a first-time drug application. After NDA approval, for FY 2016 to 2018, St. Renatus was required to pay an annual product fee, amounting to $97,750 for fiscal year 2017, and the establishment(s) where the drug is manufactured are required to pay an annual establishment fee of $512,200. If more than one company lists the same establishment in its NDA, the establishment fee is divided equally among the applicants whose prescription drug products are manufactured at that establishment. The establishment fee is routinely passed on to the NDA holder(s) for payment, and St. Renatus is responsible for a substantial amount of the fee payable by one of St. Renatus’ contract manufacturers. All stated fee amounts are based on FDA fiscal year 2017 fees, which are usually adjusted upward by the FDA on an annual basis. There is no waiver available for the product and establishment fees. For FY2019 the fee structure was change to a flat program fee of $309,915 per program with annual adjustments. As of the date of this proxy statement/offering circular, St. Renatus’ FY 2019 fee of $309,915 is due and owing to the FDA. St. Renatus anticipates paying this amount to the FDA in three installment payments provided it has sufficient funds at such time.

Non-U.S. Outside of the U.S., St. Renatus’ ability to market Kovanaze® Nasal Spray dental anesthetic will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes similar requirements and many of the risks associated with the FDA approval process described above. The requirements governing marketing authorization and the conduct of clinical trials vary widely from country to country. As of the date of the proxy statement/offering circular, no regulatory applications to market or sell Kovanaze® Nasal Spray dental anesthetic have been filed in any country outside of the United States.

Sales of drugs outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approval required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing or registering a product in a foreign country may differ significantly from FDA requirements. Some countries have historically permitted human studies earlier in the product development cycle than regulations in the U.S. permit, while other countries have requirements similar to those of the U.S. This disparity in the regulation of drugs may result in more rapid marketing approval in certain countries than in others.

The European Union has adopted numerous directives and standards regulating the manufacture, clinical trials, labeling and adverse event reporting of pharmaceuticals. In many cases, marketing approval in the E.U. may be granted via one marketing application, or MAA, which can lead to marketing throughout the E.U. region.

Research and Development

Currently, St. Renatus’ research and development strategy consists of continuing efforts to bring Kovanaze® Nasal Spray dental anesthetic through the regulatory processes of foreign countries, in order to market its product on a commercial basis outside of the United States. In the past two fiscal years, St. Renatus has spent approximately $3.7 million on company-sponsored research and development activities, and approximately $2.9 million on customer-sponsored research activities relating to the improvement of its products. St. Renatus believes that the studies that have already been conducted for U.S. approval should be sufficient to obtain approval in foreign countries; however, it is possible that additional testing might be necessary for some countries. In that event, St. Renatus will need to balance the costs of this additional testing against the market possibilities for Kovanaze® in such countries to determine whether to move forward with additional research and development.

Facilities

St. Renatus’ operations are currently conducted at its leased office space in Fort Collins, Colorado. St. Renatus has obtained an extension of its current lease through September 30, 2019. After that time St. Renatus may need to obtain an additional extension or consider other space options but it has not made any commitments for space as of the date of this proxy statement/offering circular. St. Renatus believes that its current leased property is suitable and adequate for its business as currently conducted. When marketing Kovanaze® Nasal Spray dental anesthetic commercially, St. Renatus contracts with one or more logistics providers for the storage and distribution of finished product.

Legal Matters

In the ordinary course of its operations, St. Renatus may be a party to various legal proceedings. As of the date of this proxy statement/offering circular, St. Renatus is not involved in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on St. Renatus.

Management of St. Renatus

Name	Position	Age	Term of Office Start Date
Frank R. Ramirez	Director, Chairman of the Board and Chief Executive Officer	65	February 2017

Brent M. T. Keele	Director	41	September 2016

Stephen D. Tebo	Director	72	November 2016

Jerry Morgensen	Director	74	February 2017

James L. Parke	Director	38	October 2017

Joseph D. Schofield, III	Director	50	October 2017

Terence Tucker	Vice President, Sales	52	September 2017

Michael Dunning	Vice President, Operations	40	July 2018

Julie R. Lease-Firebaugh	Vice President, Finance	57	July 2015

Rebecca Taylor Kipp	Vice President, Marketing/Communications and Dental Education	41	March 2016

Michael Smilanich, D.D.S.	Chief Dental Officer	61	June 2017

Nick Diel	Vice President, Product Development and Manufacturing	35	May 2010

Directors

Frank R. Ramirez serves as St. Renatus’ Chief Executive Officer and Chairman of the Board, and is a serial entrepreneur with demonstrated skills in productizing technologies, building and leading execution teams, and raising investment capital. He co-founded and served for 10 years as CEO of Ice Energy, an award winning energy storage company. He also founded and managed Endure LLC, a Calpine Energy funded start-up that developed innovative inside-the-fence energy solutions for mission critical facilities. Earlier, he co-founded and directed Structured Capital Management, a northern California boutique investment bank specializing in complex asset securitizations. He currently serves on the advisory boards of promising start-up companies in CleanTech, energy efficiency, IT security, health care efficiency, and medical science and serves as director and co-founder of the Latino Business Action Network and the Stanford Latino Entrepreneurship Initiative. He is also a member of the National Executive Council of the Boy Scouts of America. Mr. Ramirez is a former principal of Alex Brown and Sons, a former managing director of Bear, Stearns, and Co., and began his career as a staff attorney for the U.S. Securities and Exchange Commission in Washington, D.C. Mr. Ramirez received a Bachelor of Arts degree in economics from Stanford University in 1976; a Juris Doctor degree from Boalt Hall School of Law, University of California, Berkeley in 1979; and an MBA from Stanford University in 1983.

Brent M. T. Keele is the president of Blue Ocean Enterprises, Inc. In this capacity, Mr. Keele provides oversight and management of the day-to-day operations of Blue Ocean Enterprises, Inc., including the real estate and professional services functions of the company and its many affiliated companies, ranging from start-up companies to multinational corporations. In addition to being an affiliate of the largest outside investor in St. Renatus, Blue Ocean Enterprises, Inc. provides management services to a variety of affiliated companies including: Otter Products, LLC; Blue Ocean Holdings, LLC; Blue Point Pellet, ApS; BluFlux, LLC; and, Old Elk Distilleries, LLC, among others. Mr. Keele also serves as President of Blue Point Pellets, ApS in Koge, Denmark. Mr. Keele joined Blue Ocean Enterprises, Inc. in 2013 as associate general counsel and was promoted to President in March 2016. Mr. Keele previously was an attorney in private practice with McDonald Carano Wilson LLP, in Reno, Nevada, and provided legal services in all areas of federal, state and local taxation, business tax planning and personal tax planning, including estate planning strategies, as well as legal services regarding the formation, operation, financing, disposition and dissolution of business enterprises. Mr. Keele earned his juris doctor from the University of Nebraska College of Law, and an LL.M. in taxation from the University of Florida Levin College of Law. Mr. Keele received his bachelor’s degree in accounting from the University of Utah. Mr. Keele is Blue Ocean Holdings’ current designated director on St. Renatus’ Board of Directors.

Stephen D. Tebo is the founder and owner of Tebo Properties, the leading commercial real estate owner and developer in Boulder County, Colorado. Tebo Properties owns and manages a diverse portfolio of more than 225 properties and over three million square feet of office, retail, industrial and warehouse space. Tebo Properties leases its properties to over 600 tenants, from a variety of local businesses to large national companies. Tebo Properties also handles all aspects of property development, including providing leasing services and construction management services for its own development projects and its clients’ projects. After graduating from Fort Hays Kansas State University in 1967, Mr. Tebo attended the Missouri University of Science and Technology (formerly the Missouri School of Mines) where he received his Master's Degree in 1968. Shortly thereafter he moved to Boulder, Colorado and began an entrepreneurial career involving the establishment of several successful businesses. The growth of those businesses led Mr. Tebo to construct a commercial property for his businesses along with additional space that could be leased to tenants. That initial property development led Mr. Tebo into the commercial real estate business and his formation of Tebo Properties.

Jerry Morgensen is the retired Chairman and Chief Executive Officer of Hensel Phelps Construction Co., at that time, the 18th largest general contractor in the nation and the largest Colorado–based general contractor. Mr. Morgensen was employed by the company beginning in 1973. His initial responsibilities at Hensel Phelps included Project Manager until 1978 when he became Operations Manager responsible for the management of numerous projects. Mr. Morgensen was elected Vice President in June 1980, became President in June 1985, CEO in 1989, and the first Chairman in 2005. He began his professional career with E.I. DuPont Construction Division as a Field Engineer and rose through the ranks to Division Engineer.  Under Mr. Morgensen’s leadership, Hensel Phelps Construction Co. grew from $550 million in annual construction to over $2 billion. Hensel Phelps builds a diverse range of project types, including new construction and renovation of commercial office, airport, distribution and industrial and other project types. Mr. Morgensen is on the Board of Directors of Cache Bank and Trust of Greeley Colorado, and he belongs to the Civil Engineer Academy of Texas Tech University.  Mr. Morgensen’s professional recognitions include the 1992 Weld County Leader, 1997 Colorado Business Magazine’s Business Leader of the Year Award, the Bravo! Entrepreneur Award 2001 from the Northern Colorado Business Report, and the Air Force Association’s John R. Alison Award for Industrial Leadership Post September 11, Repair of the Pentagon to meet the Department of Defense One–year Operational Goal.  Mr. Morgensen attended Texas Tech University and received a Bachelor of Science in Civil Engineering in 1965.

James L. Parke is the CEO of Otter Products, LLC, a designer and manufacturer of protective solutions for handheld manufacturers, wireless carriers, and distributors. Mr. Parke drives strategic development and brings to his role a deep understanding of corporate structure and finance, as well as experience developing and mentoring start-up and early stage companies. Mr. Parke also serves as CEO for Blue Ocean Enterprises, Inc., where he manages all operations for the company, including the real estate and professional services functions of the company. He has held this role for more than four years and has overseen the formation and acquisition of new business ventures ranging from start-up companies to multinational corporations. In addition to these responsibilities, Parke is on the board of Poudre Valley Health Care, the advisory council for the College of Social Sciences at Weber State University, and he is also a member of the Wheatley Institute Advisory Board for the Marriott School of Business at Brigham Young University. Mr. Parke holds an undergraduate degree in Political Science and Spanish from Weber State University, a Juris Doctor degree from Gonzaga University, and a LL.M. in Taxation from New York University School of Law.

Joseph D. Schofield, III is the President/CEO of CDA Group, LLC., a wealth management firm, in Greenville, SC, which manages $450 million of traditional and non-traditional assets as well as advising on $700 million of client assets. Mr. Schofield has over 23 years of professional experience in advising high net worth families and business owners. His primary responsibilities include advising clients on investment policy development, portfolio construction, asset allocation, risk management, and wealth and estate transfer planning. Mr. Schofield leads the Investment Management Committee at CDA Group, LLC that is responsible for the portfolio construction, evaluation, management, and quantitative/qualitative selection of third party equity and fixed income portfolio managers. Mr. Schofield recently resigned as a member of the Board of Directors of Apollonia, LLC. Mr. Schofield has served on and been chairman of many charitable boards, including the Greenville Health System Cancer Advancement Council, Greenville Health System Vascular/Heart Advancement Council, and the Clemson University Board of Visitors. Mr. Schofield earned his bachelor’s degree in Administrative Management from the Clemson University in 1989.

Executive Officers

Terence Tucker serves as St. Renatus’ President, North American Sales, and is a member of its executive team. Mr. Tucker was an integral part of four major Wall Street investment banks over a 20-year period, focusing on originating, executing and closing capital markets and private placement transactions. Mr. Tucker's professional career started in institutional sales as a senior director at Donaldson, Lufkin & Jenrette, rising to Managing Director at Lehman Brothers, where he successfully led over $150 billion in private and public capital markets transactions and received the prestigious "Chairman's Award." Mr. Tucker continued in his role following Barclay's acquisition of Lehman Brothers, until he retired and relocated to Denver in 2011, where he built a corporate strategy and financial consulting practice.

Michael Dunning serves as the Vice President of Operations for St. Renatus. Before joining St. Renatus, he most recently was the practice manager for Advanced Skin Care and Dermatology. He also managed several other small-to-medium businesses in California and Ireland, including one in a HIPAA compliance environment, that became a multi-million-dollar enterprise. He also founded, operated and later sold a successful vending company. Michael has applied his strong business knowledge and experience in various industries including cultural exchange, law, eCommerce, and healthcare. Originally from Scotland, Michael obtained his B.A. in Sports Science from the University of Stirling and shortly after moved to Dublin, Ireland, later to Northern California and more recently to Fort Collins.

Julie R. Lease-Firebaugh joined St. Renatus company in July 2015. Before becoming its Vice President of Finance and Corporate Controller she served as its Controller. Formerly, she was regional controller for Uranium One Americas, a subsidiary of Uranium One Holding N.V., one of the world’s largest uranium producers, as well as director of accounting and information systems for Bresnan Communications, a privately held cable and communications company. She began her career in public accounting with Cornia, Howard and Fonnesbeck, CPAs in Casper, WY before moving into industry with divisions of Rio Tinto and Peabody Energy. She has over 35 years of accounting and tax experience with twenty-five years of experience in regulated industry. Julie has served on Natrona County senior citizens board as well as Campbell County economic development board where she served a two-year term as President. Ms. Lease-Firebaugh received a B.S. in accounting and business administration from Black Hills State University in Spearfish, SD and a M.S. in business administration accounting with a taxation emphasis from the Leeds School of Business at University of Colorado in Boulder, CO. She is a licensed certified public accountant (CPA) with active permits in Colorado as well as an active chartered global management accountant (CGMA).

Rebecca Taylor Kipp, St. Renatus’ Vice President of Marketing/Communications and Dental Education, is a seasoned marketing communications professional with extensive expertise in strategic planning, corporate branding and consumer campaigns. A dental industry veteran with 25 years of experience in marketing and selling dental products, technologies and services to both practitioners and patients alike, she understands the unique value propositions that resonate with myriad dental industry stakeholders. Ms. Kipp previously served as Director of Dental Education for the Company where she spearheaded Key Opinion Leader outreach, national and regional study club engagement, and dental university education efforts. For six years prior to joining the Company full-time, she consulted with the Company in the areas of dental market research and intra-office product implementation while assisting in investor capital raises. She has directed operations for multiple high-end restorative and dental implant practices, consulted and led teams on behalf of practice management entities, and provided clinical education and training services to practices incorporating innovative technologies. In addition to her extensive clinical operations work with dental professionals, Ms. Kipp has designed and orchestrated more than 20 successful consumer campaigns for dental patients spanning virtually all media channels. She began her communications and marketing career in engineering as the Director of Communications and Marketing for Michaud Cooley Erickson, an award-winning consulting mechanical and electrical engineering firm in Minneapolis, MN. Ms. Kipp received dual degrees in Communications and American Studies from Saint Olaf College in 1999 and her Master’s Degree in Organizational Leadership and Strategic Management from Saint Catherine University in 2015.

Michael D. Smilanich, D.D.S. serves as the Chief Dental Officer for St. Renatus, and in this capacity, acts as the corporate liaison to the dental industry and clinicians, offering professional education and training on all aspects of Kovanaze®. As a private practice clinician for 35 years, Dr. Smilanich helped thousands of patients regain their confidence and oral health through innovative restorative solutions. For more than 25 years, Dr. Smilanich has lectured internationally bringing his knowledge of advanced restorative dental techniques, implant rehabilitation and computer-assisted prosthetic design to countless dental professionals. In 1992, he became one of the first doctors in the U.S. to be accredited by the prestigious Academy of Osseointegration, and recognized as a leader in implant dentistry. In serving as a clinical consultant for St. Renatus for fifteen years, Dr. Smilanich assisted in numerous capital raises, clinical guidance throughout the FDA approval process, and helped facilitate industry awareness and education after FDA approval. In July of 2017, Dr. Smilanich chose to limit his private practice and accepted a position with St. Renatus as Vice President of Clinical Affairs and Development and now holds the office of Chief Dental Officer. Dr. Smilanich received his undergraduate degree and D.D.S degree from the University of Minnesota in 1979 and 1983.

Nicholas “Nick” L. Diel, serves as the Vice President of Product Development and Manufacturing for St Renatus and has served in various capacities since joining the company in 2010.  Prior to his current role, Mr. Diel served as St. Renatus’ lead project director.  As lead project director, he was responsible for achieving FDA approval of Kovanaze®, including managing the completion of the clinical studies, leading the team to write and submit the New Drug Application (NDA), and negotiating approval with the FDA.  In addition, he served as the engineering lead for the implementation and scale-up of St. Renatus’ manufacturing operations.  Prior to joining St. Renatus, he served as IT managing consultant and owner of Engineerity, LLC.  While at Engineerity, he was responsible for developing and implementing comprehensive IT solutions.  Mr. Diel has 11 years of experience in regulatory, technical and R&D leadership.  He received a Bachelor of Science degree in computer engineering from Colorado State University.

Executive Officer Compensation

Name	Capacity	Cash Compensation	Other Compensation	Total Compensation
Stephen Snyder	COO – through September 2017	$316,226	$0	$316,226

Steven Merrick	CEO – through August 2017	$290,024	$0	$290,024

Rebecca Kipp	Marketing and Dental Education	$168,750	$0	$168,750

Julie Lease-Firebaugh	Finance	$145,000	$0	$145,000

Nicholas Diel	Regulatory and Manufacturing	$129,000	$0	$129,000

Proposed Compensation

St. Renatus’ current and proposed compensation for executive officers and directors ranges from $136,000 to $300,000.

Unit Incentive Plan

St. Renatus’ Board of Directors and members adopted a unit incentive plan (the “Unit Incentive Plan”), as described in the St. Renatus LLC Agreement. The Unit Incentive Plan provides for awards to employees and non-employee directors, advisors, consultants and independent contractors of restricted profits interests (“RPIs”) that are intended to ultimately have the same economic value as full common units to the extent St. Renatus increases in value after the date of grant. The purpose of the Unit Incentive Plan is to promote St. Renatus’ interests and those of its members by providing a means for attracting and retaining key employees, advisors and consultants. The Unit Incentive Plan is administered by St. Renatus’ Board of Directors, which selects the participants to be granted awards under the plan, determines the amount of the awards to participants and prescribes the discretionary terms and conditions of each award, such as the vesting period, not otherwise fixed under the plan. A maximum of 528,000 common units (20% of the 2,640,000 authorized common units) are available for issuance under the Unit Incentive Plan, subject to adjustment upon any reorganization, merger, recapitalization, stock dividend, stock split or similar change in company structure or capital stock.

Director Compensation

Mr. Keele, Mr. Tebo, Mr. Morgensen, Mr. Parke and Mr. Schofield have not received any compensation for their services as directors. Mr. Ramirez initially received a grant of 2,500 units of RPIs under the Unit Incentive Plan, pursuant to the Board of Directors action on March 8, 2017, which RPIs were partially (25%) vested on grant, with the remainder subject to a three-year vesting arrangement, but with vesting acceleration upon a change in control or other sale of St. Renatus, and entered into a separate consulting agreement with St. Renatus with respect to other services (outside of his role as a director) that he has provided since joining the Board on February 14, 2017. Mr. Ramirez’s compensation for his services as the Company’s Chief Executive Officer are described above under the heading “Executive Compensation.” Board members do not receive any other compensation for their service as directors, although St. Renatus does reimburse any expenses incurred on its behalf by all members of its Board of Directors.

Interests of Management and Others in Certain Transactions

August 2017 Resignation of Mr. Mulvahill and Dr. Kollar as Directors; Related Separation and Settlement Agreements

In August 2017, St. Renatus founders James Mulvahill and Dr. Mark Kollar agreed to resign immediately from the company’s Board of Directors, as well as to each make a substantial contribution of common units back to the company’s treasury, allowing the company to raise additional funds from the sale of such common units without causing undue dilution to existing investors.  The agreements with Mr. Mulvahill and Dr. Kollar, as amended, include the following key terms:

●

Their immediate resignation from the Board of Directors as of August 2017, including their agreement to have no involvement with St. Renatus or its employees unless specific activities are requested on behalf of the Company by the Board of Directors.

●	The return to St. Renatus by each of them of approximately 246,000 common units (492,000 common units in total) to be used by the company as treasury units.
●

The sale to St. Renatus by each of them of 4,000 common units for $125 per common unit, resulting in a total $500,000 payment to each of them from the company, which amount is payable in 15 equal monthly payments, from the date of execution of each agreement through October 2018. Because of the company’s financial condition, a portion of these payments have been deferred and will commence again upon the company obtaining adequate financing.

●	The discharge and forgiveness of outstanding demand loans owing by one founder (Dr. Kollar) to St. Renatus, plus all accrued but unpaid interest thereon, involving approximately $1.5 million.
●

The deferral of repayment of all demand loans owing by the other founder (Mr. Mulvahill) to St. Renatus, plus all accrued but unpaid interest thereon, involving approximately $1.5 million. With such amount being repayable on the earlier of a company liquidity event or January 1, 2028, and with interest on such amount accruing at the prime rate.

●

The ability for each of them to sell up to 5,000 of their remaining common units in any calendar year subject to compliance with applicable securities and tax laws, with no assistance to be provided by the company with respect to such sales.

●	Mutual releases between each of them and the company and affiliates of the company and each of them resolving any disputes among the parties through the date of the agreements.
●	Other customary provisions, including confidentiality, non-disparagement and a three-year non-compete agreement.

Consulting and Service Agreements with Mr. Ramirez

On March 8, 2017, the Board of Directors agreed to enter into a consulting agreement with Mr. Ramirez, effective February 14, 2017, and which consulting agreement is separate from and in addition to his service on the Board of Directors. At its meeting of December 29, 2017, the Board of Directors granted Mr. Ramirez additional RPIs for his services as Chief Executive Officer at the same time that grants were made to other employees of the company. These grants to Mr. Ramirez are described above under “Security Ownership of St. Renatus Management and Certain Securityholders.”

Mr. Ramirez provided various services to St. Renatus in 2017, including serving as Chairman, Chief Executive Officer, Chief Operations Officer, and leading efforts to restructure the ownership and business model of the company. At its meeting on December 29, 2017, the Board of Directors adopted a recommendation to reacquire some long-outstanding RPIs held by Mr. Ramirez in lieu of compensation, and in recognition of Mr. Ramirez’ services provided to the company in 2017 and services to be provided in the first part of 2018, including serving as Chairman, Chief Executive Officer, and, briefly, Chief Operations Officer. With the Chairman abstaining, the Board of Directors elected to acquire 2,000 RPI units from Mr. Ramirez, for total payments of $300,000.

March/April/May 2018 Bridge Financing

St. Renatus has secured $6,336,333 in new debt bridge financing (the “Bridge Financing”) from its directors and its major investor, consisting of Mr. Tebo, Mr. Morgensen and Blue Ocean. The Bridge Financing will be fully or partially convertible in the discretion of the holder at a conversion price of $49 per unit. Interest will be payable annually on the Bridge Financing at a rate of 14.5% until its maturity in March to October 2021. If the notes are not converted, extended or repaid prior to maturity, St. Renatus will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units.

2017 10% Wholly Convertible Note Private Placement

During August, September and October 2017, St. Renatus sold $4,935,139 in wholly convertible notes to four major investors represented on the Board of Directors consisting of Mr. Tebo, Mr. Morgensen and Blue Ocean, with such notes maturing on December 31, 2019. These notes bear interest at a 10% annual rate, payable annually, and the notes and unpaid interest are 100% convertible into voting common units at a conversion price equal to (i) $49 or (ii) after December 31, 2018 (if no qualified financing has occurred), $150 per common unit. If the notes are not converted, extended or repaid prior to maturity, St. Renatus will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units.

2017 Wholly Convertible Note Private Placement

In December 2017, St. Renatus sold $1,000,000 in wholly convertible notes to two major investors, represented on the Board of Directors, with such notes originally maturing on March 31, 2018 but which maturity date was recently extended by the lenders until March 31, 2021. As a condition to agreeing to extend these notes to March 31, 2021, St. Renatus agreed to modify these notes to have the same terms as the bridge financing described below. If the notes are not converted, extended or repaid prior to maturity, St. Renatus will be obligated to repay the principal amount and interest under the existing notes at maturity in cash, subject to the ability of the holder to convert the principal into common units.

Blue Ocean Investments

As of the date of this proxy statement/offering circular, Blue Ocean Holdings, LLC and its affiliates own a total of 388,393 voting common units of St. Renatus, representing approximately 24% of outstanding voting common units and 21% of all outstanding common units. These percentages do not include Common Units into which certain convertible debt held by Blue Ocean STR II, LLC is convertible. Blue Ocean STR II also holds convertible debt investments in the Company: $2,500,000 of the 2017 10% wholly convertible debt offering purchased in September 2017, $1,200,000 of the 2017 partially convertible debt offering purchased in May 2017 and $3,500,000 in bridge financing between March and October . Blue Ocean STR II also holds $354,471 in debt for capitalized interest on interest payments deferred and has advanced an additional $2 million in March and April 2018 as part of the bridge financing described above. Mr. Keele is Blue Ocean Holdings’ current designated director on St. Renatus’ Board of Directors.

Stephen D. Tebo Common Units Investment Agreement and Partial Substitution of Purchasers

On November 2, 2016, St. Renatus entered into a Common Units Investment Agreement with Stephen D. Tebo, a company director. On that date, Mr. Tebo acquired 23,077 voting common units for an aggregate purchase price of $3,000,010, equal to $130 per common unit. Mr. Tebo was also granted options, exercisable in his sole discretion, to make three additional purchases in January, February and March 2017 of voting common units in the amount of $999,960 each, for 7,692 common units, equal to a $130 per common unit. In light of the then-pending Kollar Litigation, Mr. Tebo was given additional time to exercise his options. Mr. Tebo exercised one of his options on February 15, 2017, upon resolution of the Kollar Litigation, and the dates of exercise for the two remaining options were moved to March 15, 2017 and April 15, 2017, respectively. On March 13, 2017 Mr. Tebo exercised his second remaining option. Mr. Tebo determined not to exercise his third option on April 14, 2017. He allowed two current unitholders to step in and purchase common units on the same terms to replenish funds that were needed immediately by the company to resolve an outstanding overdue balance payable to the FDA and pay its contract manufacturing organization to ensure it could continue to produce product with them. Jerry Morgensen, a St. Renatus director and significant investor, and Blue Ocean STR II agreed to split the final option amount that was not exercised by Mr. Tebo, in order to provide the necessary funds to the company on April 17, 2017. Accordingly, Mr. Morgensen and Blue Ocean STR II each acquired 3,846 voting common units at a price of $130 per unit for a total investment of $499,980 each on April 17, 2017. The Board of Directors approved the substitution of the parties exercising the option as described above.

As a part of his investment agreement, Mr. Tebo (i) was appointed to the St. Renatus Board of Directors for so long as he continues to hold 25,000 common units in the company; (ii) was given a preemptive right of first refusal on debt or equity issuances by the company through June 1, 2017; and (iii) required the company to agree to consider a liquidity plan for the company and make necessary organizational changes in the company or its Board of Directors structure consistent with such liquidity plan. Mr. Tebo also holds the following convertible debt investments in the company: $1,500,000 of the 2017 10% wholly convertible debt offering purchased in September 2017, plus capitalized interest of $18,000 thereon, $500,000 of the 2017 wholly convertible 12% offering purchased in December 2017 and $1,000,000 of the bridge financing.

Unsecured Note Issued to Jerry Morgensen and Converted to Common Units and Participation by Mr. Morgensen in Tebo Option Assignment

On February 23, 2017, Jerry Morgensen, a newly elected director on the Board of Directors, loaned St. Renatus $2 million on an unsecured basis, at an interest rate of 12% measured on a 360-day year, with interest paid annually each December 31. The unsecured note would have matured on December 31, 2018. On March 8, 2017, the company’s Board of Directors approved of the rescission and conversion of Mr. Morgensen’s note into 15,384 common units of the company, representing a $130 per common unit conversion price, with the conversion effective as of February 23, 2017. In addition, as described above at “Stephen D. Tebo Common Units Investment Agreement and Partial Substitution of Purchasers,” Mr. Morgensen, alongside Blue Ocean STR II, also participated in the purchase of common units of the company pursuant to an option originally granted to Mr. Tebo. Accordingly, on April 17, 2017 Mr. Morgensen and Blue Ocean STR II each acquired 3,846 voting common units at a price of $130 per unit for a total investment of $499,980 each. Mr. Morgensen also holds the following convertible debt investments in the company: $100,000 of the 2017 partially convertible debt offering purchased in May 2017, $500,000 of the 2017 wholly convertible debt offering purchased in October 2017 and $500,000 of the 2017 wholly convertible 12% offering purchased in December 2017, plus capitalized interest of $16,555 on all such notes. Mr. Morgensen has advanced an additional $1 million in March 2018 as part of the bridge financing described above. Mr. Morgensen also holds the following equity interests in the company: a beneficial interest in 50 common units (2% of 2,500 common units purchased through a family partnership in June 2014) plus 2,500 common units purchased in January 2015.

Security Ownership of St. Renatus Management and Certain Securityholders

The following table sets forth information, as of November 6, 2018 regarding the beneficial ownership of our issued and outstanding voting and non-voting common units as well as common units issued as incentive units as of the record date, by each unitholder who we know owns beneficially more than 1% of our outstanding common units and/or incentive units, by each of our directors and executive officers and by all of our directors and executive officers as a group, individually naming each director or executive officer who owns more than 1%. This table does not reflect any common units that may be issued upon the full or partial conversion of any outstanding convertible notes since the number of common units issuable on conversion is not certain at this time.

Name	Number of Common Units Beneficially Owned (Voting/Non-Voting)		Percentage Ownership(1)(2)	Percentage Voting Power(1)(2)

Name of Directors and Officers:

Frank R. Ramirez (3)(5)	27,500	0	1.5%	1.7%
Brent M. T. Keele(4)	388,393	0	20.8%	24.2%
Stephen D. Tebo	38,461	28,846	3.6%	2.4%
Jerry Morgensen	19,230	2,550	1.1%	1.2%
James Parke(4)	0	0	.0%	.0%
Joseph D. Schofield, III	6,418	6,081	.6%	.4%
Terence Tucker	20,000	0	1.1%	1.2%
Michael Dunning	4,000	0	.3%	.2%
Julie R. Lease-Firebaugh	5,000	0	.3%	.3%
Rebecca Kipp	5,000	0	.3%	.3%
Michael Smilanich	3,000	0	.2%	.2%
Nick Diel	2,500	5,000	.4%	.2%

All directors and executive officers as a group (12 persons)	519,502	42,477	30.2%	32.3%

Other Principal Unitholders:

Mark D. Kollar(6)	139,376	0	7.4%	8.7%
James P. Mulvahill	166,865	0	8.9%	10.4%
Steven T. Merrick	160,000	300	8.6%	10.0%
Clifford M. Buchholz	84,000	0	4.5%	5.3%
Stephen K. Snyder	22,900	0	1.2%	1.4%
	573,141	300	30.6%	35.8%
Total Management and Principal Unitholders as a group (17 persons)	1,092,643	42,777	60.8%	68.1%

(1)

Figures do not include Common Units that may be issued upon conversion of outstanding convertible debt. The percentage ownership information shown in the table is based upon 1,874,176 total units outstanding (and 1,675,198 voting units) as of October 31, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 1% of our voting Common Units. We have determined beneficial ownership by attributing beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to applicable community property laws.

(2)	Except as indicated in the footnotes to this table, the persons named have sole voting and investment power with respect to all Common Units.
(3)	Mr. Ramirez is our Chief Executive Officer and our Chairman of the Board of Directors.
(4)

Mr. Keele, a director, is the President of Blue Ocean Enterprises, Inc., the owner of Blue Ocean Holdings, LLC. Mr. Keele does not directly own any Common Units, but manages the investment in the Company for Blue Ocean Holdings, LLC and its affiliates. The amounts shown in the table above for Mr. Keele are beneficially owned by Blue Ocean Holdings, LLC and affiliates. Blue Ocean Holdings, LLC and its affiliates also hold convertible debt in the Company. Mr. Parke is the Chief Executive Officer of Blue Ocean Enterprises, Inc.

(5)

Mr. Ramirez received a grant of 2,500 restricted profits interests (RPIs) in connection with his election as a Director of the Company in February 2017, with such awards partially vested on grant (25%) and with the remainder vesting over a three-year period, but subject to acceleration of vesting upon a change in control of the Company or other sale transaction. He was also granted 15,000 vested RPIs on December 29, 2017 for work on special projects restructuring ownership in St. Renatus and 10,000 RPIs during March 2018 subject to partial vesting.

(6)

The voting Common Units shown are owned by Renatus Holdings, LLC, a limited liability company in which Dr. Kollar holds an 80% interest. Dr. Kollar may be deemed to exercise sole voting and investment power as to these voting Common Units.

(7)	The address for each of the unitholders set forth in this table is c/o St. Renatus, LLC, 1000 Centre Avenue, Suite 120, Fort Collins, Colorado 80526.

ST. RENATUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Disclosure Regarding Going Concern Qualification

St. Renatus has received a going concern qualification with its 2017 Audit Opinion. The poor results of the product launch and flagging Kovanaze® sales coupled with the weakness of the balance sheet left no alternative for our auditors, especially in the face of The Auditing Standards Board’s (ASB) new Statement No. 132 on auditing standards, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern, updated guidance in this area and became effective for audits of financial statements for periods ending on or after Dec. 15, 2017, and reviews of interim financial information for interim periods beginning after fiscal years ending on or after Dec. 15, 2017.

Statement No. 132 aligned with the new FASB standard’s explicit definition of substantial doubt about an entity’s ability to continue as a going concern. The FASB standard established that there would be going concern issues if it is probable that the entity will not be able to meet its obligations within a year of when financial statements are issued. Without the earnings upswing that was projected in 2017, that test cannot be met.

The FASB standard now places the disclosure responsibility on management, and their auditors must now review these disclosures along with other evidence as part of their audits. SAS No. 132 contains new guidance addressing the auditor’s responsibilities when companies rely on financial support from third parties or their major investors. Management’s projections about future debt or equity financings is no longer sufficient to satisfy the new rules. The new rules require the auditor to obtain sufficient, appropriate audit evidence about potential investors’ intent and their ability to provide the necessary financial support. That evidence may be either by written evidence about their (or a third party’s) commitment or by getting that evidence directly from any third party.

The ability of St. Renatus to raise new investment and especially new equity has been significantly impacted by two factors. The first is the slow progress in executing the merger of Apollonia and Nasadent. While it appears that the many hurdles to this important gating event have been cleared, the uncertainty relative to the complicated and potentially litigious claims among St. Renatus, Apollonia, and Nasadent compounded an already complex story and has kept potential new investors on the sidelines.

Secondly, the excitement of having achieved a coveted FDA new drug approval and the initial launch to dealers lost both momentum and luster, and sales of Kovanaze® came to a near standstill. Accordingly, the Company was faced with the costs of addressing significant liabilities while simultaneously needing to bear the costs required to fund the marketing and sales initiatives to overcome dentist indifference and the lack of consumer awareness. Funding the Company’s short-term requirements during this period has been met by members of the board through debt investment, but additional funding beyond the current commitments cannot be assured. We expect to achieve the necessary funding through a series of initiatives to be pursued in parallel.

The first is a new raise of equity. While we authorized a 200,000 unit offering at $130 with million-dollar breakpoints depending on the size of the investment, we have generated no takers. Current investors are fatigued, and new investors are hard pressed to buy in at historical prices that anticipated strong and growing sales. Given the new reality, the board will reprice the issue at an offer not likely to exceed $70 per unit. The second initiative involves the potential licensing of one or more follow-on medical indications to one or more parties who have the wherewithal not only to pay us for the right but who have the expertise and capital to properly execute against the opportunity. The third prong of our financing effort involves raising preferred convertible debt or some variant thereof from a strategic partner who can accelerate the development and traction of our digital and social marketing strategy.

Ultimately, the success of the Company will be predicated by the willingness of consumers to seek out and pay for the use of Kovanaze® for their qualifying dental procedures. Our research suggests that 92 million Americans suffer from a clinical fear of needles. Our challenge is to marshal their desire for a needle-free alternative in a manner that overcomes the relative indifference of dental professionals.

Transformation of Company to a Consumer-Focused Sales and Marketing Enterprise

St. Renatus’ initial product launch efforts in late 2016, relied almost exclusively on the indirect sale of Kovanaze® through several national dental distributors and their respective sales forces. This strategy proved to be only of marginal use. While St. Renatus learned valuable information regarding market friction and the perceptions of its value proposition, it became increasingly clear that the chosen strategy would not result in product sales as projected, and certainly not without significant new equity investment and a significant change in marketing strategy, product positioning and sales direction. In response to this learning and the challenges posed, the Board of Directors, in the first quarter of 2017, attempted to solicit interest from strategic buyers to acquire St. Renatus. With help from Regions Securities LLC, St. Renatus contacted and engaged in meaningful discussions with potential buyers on a global basis, but after learning the key drivers of valuation underlying their varying levels of interest, the Board of Directors determined that St. Renatus could achieve greater value in the near term by continuing to develop uptake in the use of Kovanaze®, including by way of commercialization, expanded FDA indications and national and international product availability. In the absence of a sale, the Board of Directors has focused intensely on a review of St. Renatus’ corporate strategy, culture, and management. This review included every aspect of the company’s operations, including, first and foremost, its strategy with respect to the commercialization of Kovanaze®. As a consequence of this analysis, St. Renatus accepted the resignation of its Chief Operating Officer and terminated its Chief Executive Officer, as well as most of the company’s employees involved in the marketing and sales effort.

The Board of Directors took these and other actions to transform the company from a research and development venture managing anticipated sales through dealers and distributors in the dental industry, to a consumer product company, dealing direct, and executing against a fresh and robust marketing strategy that leverages two distinct campaigns converging to drive sales of Kovanaze® Nasal Spray. St. Renatus’ new sales and marketing strategy is described in more detail below.

Sales and Marketing

In response to an unsatisfactory initial launch of the Kovanaze® product in 2016 and 2017, St. Renatus completely revamped its marketing and sales strategy to focus on consumer engagement and dental practitioner interest in using no-needle Kovanaze® to build their practice. Execution of this new strategy began in July of 2018. St. Renatus’ current marketing strategy leverages two distinct campaigns converging to drive sales of Kovanaze® Nasal Spray. The first campaign, directed to dentists and their key gatekeepers, which include hygienists and dental assistants, is known as a “push-through” campaign and is fueled primarily by clinical education and practice-building education, demonstrating how Kovanaze® can increase dental practice revenue as a practice-building tool. A key tenet of this campaign aimed at dental professionals involves the promotion and sale of St. Renatus’ proprietary Kovanaze® Dental Alliance™, a monthly subscription practice-building package that bundles Kovanaze® product with a customized digital and social marketing campaign offered exclusively to Kovanaze® dental providers. The Kovanaze® Dental Alliance uses disruptive digital marketing technology to geo-target consumers within a specified area of each participating dental office, and is powered by iHeartMedia®, the largest media outlet in the U.S. Customized audio and video spots, professionally produced and positioned on 300,000 websites and 150,000 mobile sites, including Google, Facebook, Instagram and the iHeartRadio® app, will brand each Kovanaze® Dental Alliance office while capturing consumer attention via no-needle dentistry messaging. Mobile blueprinting technology facilitates targeting and retargeting of those people who express interest in any of the Kovanaze® Dental Alliance™ ads and increases the likelihood of converting interested consumers into new patients. The Kovanaze® Dental Alliance™ provides practitioners with both a quarterly supply of Kovanaze® for use in their practice and a turnkey practice-building campaign that has significant potential to bring in new patients: the number one objective in today’s hyper-competitive dental services market. The Kovanaze® Dental Alliance™ maximizes valuable practice marketing dollars by coupling a compelling consumer message of no-needle dentistry with the unmatched marketing reach and impact of the iHeartMedia® platform. St. Renatus believes offering an exclusive, robust turnkey digital and social marketing package capable of bringing new patients to dental practitioners fulfills a significant unmet need in the marketplace and advances Kovanaze® adoption and market uptake.

In addition to St. Renatus’ “push-through” marketing efforts, it will conduct a parallel “pull-through” consumer campaign, targeted principally to women (responsible for 80% of healthcare buying decisions). This consumer campaign, also powered by iHeartMedia®, will create visibility and excitement about the benefits of no-needle, no-numb lip Kovanaze®, and will augment the push strategy to unaware or reluctant dental professionals, encouraging them to learn about and purchase Kovanaze®. St. Renatus expects to complement both of these campaigns with significant professional engagement initiatives to generate awareness, advocacy and adoption of Kovanaze® and the Kovanaze® Dental Alliance™ among various constituencies in the dental industry. These efforts will be focused on both small and fragmented entities (such as local and regional study clubs across the country) and large and influential organizations (such as Delta Dental, Seattle Study Club, the American Academy of Cosmetic Dentistry, and the American Dental Hygienists Association). St. Renatus has been significantly encouraged by the early feedback it has received from key dental opinion leaders and prominent dental organizations that view Kovanaze® as a vehicle for driving meaningful growth in the dental services market: a market that is otherwise projected to remain stagnant through at least 2023. These entities have expressed significant interest in facilitating and supporting St. Renatus’ market penetration efforts. St. Renatus’ major challenge is to obtain sufficient funds to support both its strategic “push” and “pull” marketing campaigns. St. Renatus’ current models estimate that it will require approximately $20 million to properly fund and staff relaunch operations beginning in Colorado, and quickly following to Minnesota, Texas, Georgia and the Carolinas. St. Renatus currently estimates it may require as much as $10 million more to fund a nationwide consumer campaign. While this is an ambitious undertaking, the Board believes that the change in strategy executing regional penetration prior to nationwide commercialization is critical to St. Renatus’ growth and future prospects, and lays the necessary foundation for a possible liquidity event in 24 to 36 months either through a sale or through an initial public offering.

Five critical steps were taken to develop this new sales and marketing plan.

1.

St. Renatus reviewed other marketing plans of major consumer-oriented businesses, both successful and unsuccessful and analyzed dental industry research to better refine our value proposition to both dental patients and practitioners;

2.	St. Renatus engaged industry giant Delta Dental of Colorado and its 1.7 million members with the expectation of leveraging this relationship across the U.S.;
3.	St. Renatus mapped out the target market segments for Kovanaze®;
4.	St. Renatus researched the most effective means for achieving a strong return on investment for consumer advertising, including broadcast and digital strategies; and
5.

St. Renatus developed a strategic relationship with iHeartMedia®, that allows St. Renatus to leverage our consumer advertising spend to secure an attractive marketing package that would otherwise be cost prohibitive for individual dentists.

This new marketing and sales strategy is aimed at driving significant dental industry and consumer awareness of Kovanaze® and the Kovanaze® Dental Alliance™. Through tactical execution of this new sales and marketing strategy St. Renatus will capitalize on consumers’ interest in no-needle dentistry and practitioners’ desire to build their dental practices and combat significant competition from corporate and Dental Service Organizations (DSOs).

The first launch market for St. Renatus’ reorganized sales and marketing plan was its home state of Colorado, with 3,600 dentists mostly concentrated in the Denver and Front Range areas. St. Renatus hired several Colorado-based Kovanaze® sales representatives to support St. Renatus’ consumer campaign efforts and drive enrollment in the Kovanaze® Dental Alliance™. Additionally, St. Renatus has leveraged its strong dental relationship throughout the country, particularly in Minnesota, to promote, educate and sell both Kovanaze® and the Kovanaze® Dental Alliance™. Utilizing the new strategy, St. Renatus was successful in securing 60 Kovanaze® Dental Alliance™ memberships in the first three months of execution and has captured significant learning to help refine our future sales and marketing efforts.

St. Renatus’ Colorado (and subsequent market) consumer engagement campaign leverages the power of iHeartMedia®’s broadcast, digital and social engagement connectivity with consumers nationwide to drive them to our consumer website NoNeedles.com. This site educates consumers on no-needle Kovanaze® and helps them search for a Kovanaze® provider nearby. . Because consumers are more likely to research and purchase products endorsed by a trusted spokesperson or celebrity, St. Renatus engaged Susie Wargin, a well-known Colorado radio and television personality, to serve as its regional Kovanaze® ambassador. Susie recorded several spots promoting both Kovanaze® and NoNeedles.com which frequently air on broadcast and digital platforms. Kovanaze® is also the sponsor of the Total Traffic and Weather Network (TTWN), which offers significant exposure to one of iHeartMedia® largest Colorado audience bases. Finally, Kovanaze® and NoNeedles.com has been prominently featured on iHeartMedia’s social platforms with eye-catching banner ads, video and audio spots, and pop-up ads. In addition to driving significant consumer awareness of NoNeedles.com, these campaigns have also captured dental professional awareness of both Kovanaze® and the Kovanaze® Dental Alliance™.

The first 90 days of execution of our new sales and marketing strategy generated significant market learning which has substantially shaped our future campaigns and subsequent efforts. St. Renatus will continue to promote industry awareness and adoption of Kovanaze® and the Kovanaze® Dental Alliance™ through key opinion leader endorsement, a robust programmatic advertising and email campaign targeting dentists nationwide, social media engagement of practitioners and patients, clinical study club and lunch and learn presentations and direct contact with dental professionals via call center engagement. In addition to these proven methods of engaging dental professionals, St. Renatus is currently executing a more robust digital engagement campaign targeting cosmetic dentists throughout the U.S. We have engaged industry expertise in leveraging consumer interest to drive consumer engagement and purchasing behavior. Together we are crafting an educational webinar which will be promoted through our call center efforts, and we will seek to engender dental professional interest in Kovanaze® and the Kovanaze® Dental Alliance™ by capturing and leveraging the significant consumer interest and contact information captured on NoNeedles.com. We will continue to mine the data and activity generated from our consumer campaign to the benefit of our hard earned 60 Kovanaze® Dental Alliance® offices to ensure that we delight those early adopter subscribers and are thereby able to generate testimonials to better promote sales of both Kovanaze® boxes and Kovanaze® Dental Alliance™ subscriptions.

Manufacturing Issues and Concerns

St. Renatus has paused manufacturing several times since the beginning of 2017 due to lack of robust product sales. St. Renatus’ prior batch of product was completed at its contract manufacturing organization, Catalent, in October 2017. Finished inventory as of February 2018 comprised about 75,660 sprayers that fill approximately 2,522 product cartons. Slow sales in 2017 left St. Renatus with approximately 6,300 cartons of expired product, which were written off in November and December, 2017. An additional 29,160 sprayers expired at the end of February 2018. The remaining 46,500 sprayers, or 1,550 cartons, expired at the end of June 2018. Manufacturing of the current batch of 1,000 cartons was completed in September 2018 and began shipping on October 3, 2018.

In May 2017, St. Renatus applied to the FDA to extend the approved shelf life of Kovanaze® from 15 months to 24 months. The application was denied, but the FDA provided guidance on the steps that St. Renatus could take to increase the approved shelf life. First, St. Renatus must demonstrate an acceptable level of tetra acid, which is a compound that is formed as the active product ingredients, tetracaine assay, degrade over time. The FDA has specified a limit of 1.5% tetra acid relative to tetracaine assay. St. Renatus believes that the product is safe at higher levels of tetra acid, but the FDA required that an additional animal study be done to validate that position, which will require additional funding. Second, St. Renatus must address the rate of tetra acid formation over time. St. Renatus believes that its stability data justifies a modest shelf life extension to approximately 22 months without raising the tetra acid specification limit above 1.5% and will be re-submitting a request with the supporting data analysis. St. Renatus believes that a longer shelf-life will help significantly in the management of inventory in its supply chain. The shelf-life extension activity with the FDA is on hold until St. Renatus receive additional funding.

After Kovanaze® was approved in 2016, St. Renatus began manufacturing commercial product, but at a suboptimal cost due to a number of manufacturing issues. St. Renatus’ most critical manufacturing issue involves its plunger stoppers which are manufactured at West Pharmaceutical Services, Inc., transported to BD for siliconization and gamma irradiation, and then transported to Catalent for fill and final assembly. It is common for silicon-coated plungers to stick together in “clumps” after irradiation and transportation in a plastic bag. Most clumping does not cause problems, but when the stoppers stick together “side by side” Catalent has to stop production and reset the fill machine. This reduces throughput and thereby significantly increases production costs. St. Renatus is working on various solutions with Catalent and its stopper vendors that St. Renatus expects to implement as soon as funding is available to purchase test time on Catalent’s production line. Short-term solutions may include different bags for transportation, a mechanical “catch” system on Catalent’s fill machine, and better process controls on the gamma irradiation and siliconization steps. St. Renatus will therefore be facilitating a cross-company problem solving initiative involving BD and Catalent. This improvement effort will require engineering runs, and it may result in a recommendation for a new stopper that will then need to go through full FDA approval since the stopper is in physical contact with the drug product. A long-term solution, therefore, involves obtaining and qualifying a stopper and manufacturing process that is more robust with respect to the clumping issue, which will involve additional cost and FDA certification. If St. Renatus uses a different rubber material or shape it will have to submit the new documentation to the FDA for approval, and additional testing of the new materials may be required. Work on the stopper problem is on hold until St. Renatus receives additional funding.

A second critical manufacturing issue is that Catalent was experiencing problems with its high-speed auto inspection equipment. The auto inspection process at Catalent was measuring a 15% reject rate, most of which were false rejects, compared to an approximate 1% reject rate when a slower, manual inspection process was used. St. Renatus worked with Catalent on their test protocols, and St. Renatus implemented new auto inspection equipment for Catalent that is now in place. St. Renatus expects these solutions to reduce the rejection rate to a number that is much closer to the manual inspection rate.

Renaissance is St. Renatus’ other CMO source that has been approved by the FDA to manufacture Kovanaze®. In contrast to Catalent, Renaissance is a small batch shop and was thought to be more expensive than Catalent due to the need for manual work and the lack of a high-speed manufacturing line. However, in analyzing its historical production costs, St. Renatus found that its costs at Renaissance are less than those at Catalent on a per-unit basis. St. Renatus will therefore be looking closely at Renaissance as a short-term solution to reduce costs under a dual-source strategy. Renaissance will also be strongly considered for a long-term solution with a three-year time horizon if St. Renatus decides to purchase its own manufacturing and packaging machines and place them in a new facility at Renaissance. This is a major capital project that may require facility additions at Renaissance with up to a three-year buildout timeframe and lengthy FDA approval process before the new machine could be producing St. Renatus’ product. Having its own production line would significantly reduce St. Renatus’ cost of goods sold, but it is a major time and funding commitment that St. Renatus is not in a position to undertake without significant further investment.

In the near term, St. Renatus will need to continue to work with Catalent and Renaissance to obtain the volume it needs at a cost of goods sold that is acceptable. St. Renatus’ plan for manufacturing in the next few years is to stabilize Catalent as its primary short-term option where it may be able to drive cost of goods sold down to an acceptable level. St. Renatus’ existing contract with Catalent expired in January 2018, thereby requiring that the contract and related pricing be renegotiated between St. Renatus and Catalent when St. Renatus operations resume. St. Renatus’ ability to negotiate an acceptable contract with Catalent will be critical to its ability to produce Kovanaze® product at an acceptable cost. St. Renatus’ dual-source strategy with Renaissance will figure prominently in the Catalent negotiations, but there is no assurance that St. Renatus will be successful in renegotiating an acceptable new contract with Catalent. Should the Catalent contract negotiations be unsuccessful, St. Renatus believes that it can meet its sales forecasts using Renaissance until acceptable FDA-approved alternatives can be found.

Other significant operational risks that have been identified and are being mitigated as much as possible are as follows:

•

Per FDA mandate, all pharmaceutical products must be serialized by carton prior to November 27, 2018. St. Renatus has completed about 70% of the serialization work that is necessary to meet FDA requirements. However, the remaining work to be done cannot be completed without further funding and will require several months of implementation and testing before the system is operational and St. Renatus is compliant.

•

St. Renatus only has one subcontract organization that performs packaging services for the Kovanaze® product – PCI. PCI is in possession of St. Renatus’ most recent batch of material and has not released the batch to St. Renatus’ distribution center due to lack of payment. St. Renatus believes that it has a good relationship with PCI and can work with them in the future if St. Renatus escrows funds to cover production costs. However, if PCI were to choose not to work with St. Renatus in the future, St. Renatus would need to qualify another commercial packager which may take up to 12 months and involve costs approaching $1.1 million. Catalent is capable of providing packaging services for St. Renatus.

•

There is a significant lead time involved in obtaining Kovanaze®, where lead time is defined as the duration between placing orders with St. Renatus’ suppliers and final receipt of finished product at its distribution center. Lead times depend on a number of variables, many of which are not within the control of St. Renatus such as the contract manufacturing capacity and schedule. Lead times can vary, but are generally anywhere from 173 days to 269 days. This means that there is a possibility that St. Renatus will be backordered on product for several months after launch unless it can negotiate shorter lead times with its suppliers.

•

Another key risk pertains to St. Renatus’ ability to obtain components for its device. St. Renatus’ device consists of four components: the barrel, the stopper, the plunger rod, and the finger grip. These components all originate with BD. This particular device was originally chosen to minimize development costs and maximize availability since MedImmune uses the same device for its FluMist® product. FluMist® had been previously approved by the FDA. While the CDC stopped recommending FluMist® during the 2016-2017 and 2017-2018 flu seasons, they have recently reinstated their recommendation for use of FluMist® for the 2018-2019 flu season. As a result of the two-season suspension in the CDC recommendation for FluMist®, MedImmune’s purchase volumes have fallen sharply. To St. Renatus’ knowledge, FluMist®’s manufacturer and St. Renatus are the only two customers for this device. St. Renatus has not placed an order with BD in some time and has significant unpaid debt with BD. If BD were to stop production of this product due to low volumes or nonpayment by St. Renatus, St. Renatus would have to find and qualify another device. This would involve 18 to 24 months of development, testing, and qualification of the device. Testing requirements would include performance comparability, extractables and leachables studies, and a final stability study with a minimum of six months of data. These activities would require a minimum investment on behalf of St. Renatus that is estimated at $1.5 million. St. Renatus currently has inventory of components that would allow it to make approximately 1.2 million sprayer units, but this inventory would be rapidly depleted should St. Renatus’ sales forecasts prove to be accurate.

St. Renatus lost key operations employees as result of the layoff. These former employees possessed intimate knowledge of supply chain issues which is not documented in St. Renatus’ current business systems. Replacement employees have been recruited but will need a significant amount of time to become familiar with St. Renatus’ production, distribution, quality, and regulatory issues.

Results of Operations

The following discussion compares the results for the six-month period ended June 30, 2018 to the six-month period ended June 30, 2017 and the results for the year ended December 31, 2017 to the year ended December 31, 2016.

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Revenue, Cost of Goods Sold and Gross Profit / (Loss)

During the six months ended June 30, 2018, St Renatus had no product available for sale but generated $1k in revenue due to adjustments in our warranty accrual.  Cost of goods sold for the period consisted of warehousing and shipping costs of $80k resulting in a gross loss of $79k.

During the six months ended June 30, 2017, revenue from sales of Kovanaze was offset by promotional rebates creating negative revenue of $54k.  Cost of goods sold for the period consisted of product costs of $374k, royalty, warehousing and shipping costs of $189k and obsolete inventory write-off of $1.301M resulting in a gross loss of $1.918M.

Operating Costs and Net Profit / (Loss)

Operating costs for the six months ending June 30, 2018 compared to 2017 decreased forty-four percent as a result of the company beginning the work of transforming itself from a research and development venture managing sales through dental distributors into a consumer service and product company utilizing a direct sales platform.

Operating costs for the six months ended June 30, 2018 consists primarily of depreciation and amortization ($1.589M), interest net of earnings ($839k), payroll ($682k), professional fees ($513k), advertising and marketing ($191k), R&D costs ($155) and ongoing general and administrative costs ($449) resulting in a net loss of $4.497M.

Operating expenses for the six months ended June 30, 2017 consists primarily of payroll ($2.917M), depreciation and amortization ($1.505M), professional fees ($968k), advertising and marketing ($708k), R&D costs ($421k),interest net of earnings ($410k) and ongoing general and administrative costs ($924k) results in a net loss of $9.771M.

Year Ended December 31, 2017 Compared to December 31, 2016

Revenue, Cost of Goods Sold and Gross Profit / (Loss)

During the year ended December 31, 2017, St. Renatus generated revenue of $212k.  Cost of goods sold for the period consisted of product costs of $1.234M, royalty, warehousing and shipping costs of $301k, warranty and obsolete inventory write-off of $3.427M resulting in a gross loss of $4.750M.

During the year ended December 31, 2016, St. Renatus generated revenue of $1.347M.  Costs of goods sold for the period consisted of product costs of $1.034M, royalty, warehousing and shipping costs of $217k resulting in a gross profit of $96k.

Operating Costs and Net Profit / (Loss)

Operating costs for the year ending December 31, 2017 compared to 2016 decreased sixteen percent primarily as a result of the company receiving regulatory approval.

Operating costs for the year ended December 31, 2017 consists primarily of payroll ($5.074M), depreciation and amortization ($3.120M), interest net of earnings ($917k), professional fees ($1.379M), advertising and marketing ($829k), R&D costs ($172k) and ongoing general and administrative costs ($1.795M) resulting in a net loss of $18.036M.

Operating expenses for the year ended December 31, 2017 consists primarily of payroll ($5.249M), R&D costs ($3.559Mk), professional fees ($1.743M), advertising and marketing ($2.056M), depreciation and amortization ($1.411M), interest net of earnings ($67k) and ongoing general and administrative costs ($1.705M) results in a net loss of $15.694M.

Liquidity and Capital Resources

We have incurred losses since the inception of our business and as of June 30, 2018 we have an accumulated deficit $13.961M.  As of June 30, 2018, we had cash of $920k and a negative working capital of $10.292M.

To date we have funded our operations primarily through the sale of convertible short to mid-term debt and equity.  From the year ended December 31, 2017 through June 30, 2018 the company borrowed funds totaling $17.7M with $11.3M coming from board of directors and $0.7M coming from the cofounders.  In addition, the company received $5.0M for proceeds from issuance of 38,460 investment units.

As explained above, the company has adopted three primary initiatives to address liquidity and capital resource needs.  The first initiative is a new raise of equity.  The second involves the potential licensing of one or more follow-on medical indications to one or more parties.  The third involves raising preferred convertible debt or some variant thereof from strategic partners who can accelerate the development and traction of our digital and social marketing strategy.

Off-Balance Sheet Arrangements

Since our inception we have not engaged in any off-balance sheet arrangements.

LEGAL MATTERS

The validity of the St. Renatus common units to be issued in the Merger is being passed upon for St. Renatus by Fox Rothschild LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of St. Renatus, LLC and subsidiary, which are comprised of the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members' (deficit) equity, and cash flows for the years then ended, attached to this proxy statement/offering circular as Annex C, have been audited by EKS&H LLLP and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

St. Renatus has filed an offering statement on Form 1-A with the SEC that qualifies the St. Renatus common units to be issued in the Merger. This document is a part of such offering statement and constitutes an offering circular of St. Renatus and a proxy statement of Apollonia for the Apollonia member meeting.

As allowed by SEC rules, this document does not contain all the information that you can find in the offering statement on Form 1-A filed by St. Renatus or the Annexes to such offering statement. Please refer to the offering statement for further information about St. Renatus and the St. Renatus common units to be issued in the Merger. Statements contained in this proxy statement/offering circular concerning the provisions of certain documents included in the offering statement are not necessarily complete. A complete copy of certain of these documents is filed as an exhibit to the offering statement. You may obtain copies of all or any part of the offering statement, including exhibits thereto, upon payment of the prescribed fees, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC filings made by St. Renatus are also available to the public from commercial document retrieval services and at the SEC’s Internet website at http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/offering circular.

St. Renatus has supplied all of the information contained in this proxy statement/offering circular relating to St. Renatus, and Apollonia has supplied all of the information relating to Apollonia.

You should rely only on the information contained in this proxy statement/offering circular. St. Renatus and Apollonia have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/offering circular. This proxy statement/offering circular is dated [ ], 2018. You should not assume that the information contained in this proxy statement/offering circular is accurate as of any date other than that date. Neither the mailing of this proxy statement/offering circular to you nor the issuance of St. Renatus common units in the Merger creates any implication to the contrary.

PART III

EXHIBIT INDEX

Exhibit No.	Description
2.1**	Certificate of formation of St. Renatus, LLC

2.2**	Limited liability company agreement of St. Renatus, LLC

6.1***	Third Amended and Restated Assignment Agreement, dated January 31, 2014, by and between Apollonia, LLC and St. Renatus, LLC

6.2***	Assignment Agreement, dated September 7, 2004, by and between Clay & Associates, Brian M. Clay and Apollonia, LLC (as successor in interest to Gill Anesthesia, LLC), as amended on January 31, 2014.

7.1**	Agreement and plan of merger, dated as of November 7, 2018, among Apollonia, LLC, St. Renatus, LLC, and SR Merger Sub LLC*

10.1**	Power of attorney (included on signature page)

11.1***	Consent of EKS&H LLLP

11.2***	Consent of Palladian Valuation, LLC

12.1***	Opinion of Fox Rothschild LLP

15.1***	Form of proxy for Apollonia special meeting

* Certain exhibits and schedules to the agreement and plan of merger (identified therein) have been omitted from the version filed herewith and will be furnished supplementally to the SEC upon request

** Previously filed

*** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A under the Securities Act of 1933, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, State of Colorado, on December 26, 2018.

ST. RENATUS, LLC

By: /s/ Frank R. Ramirez

Frank R. Ramirez

Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below appoints and constitutes Frank R. Ramirez, or his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within offering statement, and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto said attorneys-in-fact and agents, or either of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this offering statement has been signed by the following persons in the capacities stated and on the 26th day of December, 2018.

/s/ Frank R. Ramirez

Frank R. Ramirez

Chief Executive Officer (Principal Executive Officer), Chairman of the Board and Director

/s/ Julie R. Lease-Firebaugh

Julie R. Lease-Firebaugh

Vice President, Finance (Principal Financial Officer)

*

Brent M. T. Keele

Director

*

Stephen D. Tebo

Director

*

Jerry Morgensen

Director

*

James L. Parke

Director

*

Joseph D. Schofield, III

Director

*/s/ Frank R. Ramirez
Frank R. Ramirez
Attorney-in-Fact

Annex A

[Execution Version]

AGREEMENT AND PLAN OF MERGER

by and among

St. Renatus, LLC,

SR Merger Sub, LLC,

APOLLONIA, LLC,

and

CLIFFORD M. BUCHHOLZ

(solely in his capacity as the Member Representative)

November 7, 2018

ARTICLE 1 DEFINITIONS		1
ARTICLE 2 TERMS OF THE MERGER		7
2.1.	The Merger	7
2.2.	Effective Time	7
2.3.	Effects of the Merger	7
2.4.	Effects on Securities	7
2.5.	Managers of Surviving Company	8
2.6.	Officers of Surviving Company	8
2.7.	Articles of Organization and LLC Agreement	8
2.8.	Letter Agreements	9
2.9.	No Further Ownership Rights in Apollonia Units or Transfers	9
2.10.	Lost Certificates	9
2.11.	Withholding	9
ARTICLE 3 THE CLOSING; CONDITIONS PRECEDENT		10
3.1.	The Closing	10
3.2.	Payments at the Closing	10
3.3.	Conditions Precedent to the Obligations of the Company	11
3.4.	Conditions Precedent to the Obligations of Parent and Merger Sub	11
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF COMPANY		13
4.1.	Organization and Authority of Company; Enforceability; No Subsidiaries	13
4.2.	No Conflicts; Consents	13
4.3.	Financial Statements	14
4.4.	Ownership of Apollonia Units	14
4.5.	LLC Agreement	14
4.6.	Legal Proceedings	14
4.7.	No Undisclosed Liabilities	14
4.8.	Absence of Certain Changes	15
4.9.	Compliance with Legal Requirements	15
4.10.	Brokers	15
4.11.	Non-Foreign Status	15
4.12.	Taxes	15
4.13.	Assignment Agreements and Intellectual Property	16
4.14.	NO OTHER REPRESENTATIONS OR WARRANTIES; LIMITATION ON CLAIMS	16
ARTICLE 5 . REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		16
5.1.	Organization, Power and Authorization	16
5.2.	Binding Effect and Noncontravention	17
5.3.	Brokerage	17
5.4.	Litigation	18
5.5.	Investment	18
5.6.	Financial Statements	18
5.7.	LLC Agreement	18
5.8.	No Undisclosed Liabilities	18
5.9.	Absence of Certain Changes	19
5.10.	No Other Agreements	19
5.11.	Acknowledgement by Parent and Merger Sub	19

i

5.12.	Disclaimer of Other Representations and Warranties; Limitation on Claims	19
ARTICLE 6 COVENANTS		20
6.1.	Conduct of Business of the Company	20
6.2.	Access to Information	21
6.3.	Preparation of Company Proxy Statement and Form 1-A.	22
6.4.	Company Unitholders Meeting	23
6.5.	Superior Proposal	23
6.6.	Notices of Certain Events	24
6.7.	Further Assurances	24
6.8.	Record Retention	24
6.9.	Insurance	24
6.10.	Appointment of Director	26
6.11.	Financial Obligations to Clifford M. Buchholz	26
ARTICLE 7 SURVIVAL AND TERMINATION		26
7.1.	Survival of Representations and Covenants	26
7.2.	Termination	26
7.3.	Effect of Termination	27
ARTICLE 8 CLOSING DELIVERIES		28
8.1.	Company’s Deliveries	28
8.2.	Parent’s Deliveries	28
ARTICLE 9 MISCELLANEOUS		28
9.1.	Transaction Expenses	28
9.2.	Amendments	28
9.3.	Successors and Assigns	29
9.4.	Governing Law; Forum	29
9.5.	Notices	29
9.6.	Schedules and Exhibits	30
9.7.	Counterparts	30
9.8.	No Third-Party Beneficiaries	30
9.9.	Headings	30
9.10.	Entire Agreement	30
9.11.	Severability	30
9.12.	Construction	31
9.13.	Public Announcements	31
9.14.	Member Representative	31

Exhibit A	Merger Consideration Exhibit
Exhibit B	Articles of Merger
Exhibit C	Form of Letter Agreement
Exhibit D	Company LLC Agreement, as amended
Exhibit E	Certain Liabilities
Exhibit F	Parent LLC Agreement
Exhibit G	Company Proxy Statement and Form 1-A

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 7, 2018 is by and among St. Renatus, LLC, a Delaware limited liability company (“Parent”), SR Merger Sub, LLC, a Minnesota limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Apollonia, LLC, a Minnesota limited liability company (the “Company”), and Clifford M. Buchholz, solely in his capacity as the Member Representative (the “Member Representative”). Parent, Merger Sub, the Company and the Member Representative, together with each other party to this Agreement (including, as applicable, each Person executing a Letter Agreement), are referred to collectively herein as the “Parties.”

BACKGROUND

WHEREAS, the Board of Directors of Parent and the Boards of Directors, Governors and/or Managers of Merger Sub and the Company have deemed it advisable and in the best interests of their respective equity owners to merge Merger Sub with and into Company (the “Merger”) upon the terms and conditions set forth herein and in accordance with the Minnesota Limited Liability Company Act (the “MLLCA”) (the Company, following the effectiveness of the Merger, being hereinafter sometimes referred to as the “Surviving Company”);

WHEREAS, the Board of Directors of Parent and the Boards of Directors, Governors and/or Managers of Merger Sub and the Company have approved, and the sole member of Merger Sub has approved, this Agreement and the Merger pursuant to which each outstanding Apollonia Unit (as defined below), will be converted into the right to receive a portion of the Aggregate Merger Consideration (as defined below), upon the terms and subject to the conditions set forth herein;

WHEREAS, the Members and Financial Rights Holders (as defined below) own all of the issued and outstanding equity, financial and governance interests in the Company, consisting of the Apollonia Units;

NOW, THEREFORE, on the basis of the foregoing recitals and in consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

For purposes of this Agreement, the following terms have the meanings set forth below:

“Action” means any claim, action, suit, litigation, arbitration, proceeding, audit, or examination commenced, brought, conducted or heard by or before any Government Entity.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

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“Aggregate Merger Consideration” means an amount equal to 200,000 voting Common Units of St. Renatus, LLC. For purposes of this Agreement, each voting Common Unit of St. Renatus shall be deemed to have a value of $70 per Common Unit.

“Agreement” has the meaning set forth in the Preamble.

“Apollonia Common Units” means units of Company voting membership interests representing full financial and governance interests in the Company, with the rights and preferences set forth in the LLC Agreement.

“Apollonia Financial Rights Units,” mean an interest in the Company representing only assigned financial rights acquired from a holder of or former holder of Apollonia Common Units, which interest has no governance interest or other voting rights in the Company, and with such other rights and preferences as set forth in the LLC Agreement.

“Apollonia Holder” means either (i) a Member of Apollonia, or (ii) a Financial Rights Holder of Apollonia.

“Apollonia Units” means either (i) Apollonia Common Units or (ii) Apollonia Financial Rights Units.

“Applicable Member Payment Percentage” means, with respect to each Apollonia Holder, the percentage applicable to each such Apollonia Holder as determined in accordance with Exhibit A.

“Articles of Merger” has the meaning set forth in Section 2.2.

“Articles of Organization” has the meaning set forth in Section 2.8.

“Business” means the business of the Company as conducted on the date of this Agreement.

“Certificate” has the meaning set forth in Section 2.11.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Payment Amount” has the meaning set forth in Section 3.2(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Proxy Statement” has the meaning set forth in Section 6.3.

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“Company Unitholders Meeting” means a meeting of the Apollonia Holders entitled to vote on the Merger at which meeting the Company will solicit the Required Company Unitholder Vote.

“Contracts” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment or undertaking, written or oral, or other document, instrument or arrangement to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“Disclosure Schedule” means the disclosure schedule attached to this Agreement, which sets forth the exceptions to the representations and warranties contained in Article 4 and certain other information called for by this Agreement, in such form and consistent with the provisions of Section 9.6.

“Effective Time” has the meaning set forth in Section 2.2.

“End Date” has the meaning set forth in Section 7.2(b).

“Financial Rights Holders” means a Person holding Apollonia Financial Rights Units.

“Financial Statements” has the meaning set forth in Section 4.3.

“Form 1-A” has the meaning set forth in Section 6.3.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect from time to time.

“Government Entity” means any (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any governmental nature; (b) federal, state, local, municipal, foreign or other government; (c) government authority; or (d) Person exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any governmental nature.

“Indebtedness” means, with respect to the Company, as of immediately prior to the Closing: (a) all indebtedness for borrowed money, including those obligations evidenced by bonds, debentures, notes or other similar instruments; (b) all outstanding payment obligations for deferred purchase price for property or services (excluding accounts payable and other current liabilities incurred in the ordinary course of business); (c) all capital leases, as determined in accordance with GAAP; (d) all deferred compensation obligations; (e) all obligations under any derivative, swap or hedging agreements; (f) all obligations under letters of credit, bankers’ acceptances or similar instruments, in each case, to the extent drawn; (g) all guarantees with respect to the obligations or liabilities of a type described in any of clauses (a) through (f) above; and (h) all obligations for accrued interest, prepayment premiums or penalties related to any of the obligations or liabilities of a type described in any of clauses (a) through (g) above.

“Indemnified Manager/Officer” has the meaning set forth in Section 6.8(a).

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“Intellectual Property” or “IP” means all of the following, worldwide: (a) patents, utility models, industrial design registrations, applications for any of the foregoing (including all provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, renewals and extensions) and patent disclosures; (b) trademarks, service marks, certification marks, trade dress, corporate names, trade names, slogans, brand names, logos and internet domain names and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (c) copyrights and copyrightable works, mask works and all moral rights associated with any of the foregoing; (d) registrations and applications for any of the foregoing and all renewals and extensions thereof; (e) trade secrets and confidential information, including know how, inventions, methods, processes, customer lists and supplier lists; and (f) computer software and databases (including all source code, object code, development tools, user interfaces, application programming interfaces, design notes, programmers’ notes, architecture, algorithms and related documentation) (collectively, “Software”) for use in the operation of the Business.

“Knowledge” means, with respect to a Person, the actual knowledge of such Person after reasonable investigation consistent with such Person’s normal job function; provided, however, that a reasonable investigation shall not be deemed to include making inquiry with any customer of the Company, any supplier or vendor to the Company, or any other Person unaffiliated with the Company.

“Latest Balance Sheet” means the Company’s unaudited consolidated balance sheet as of June 30, 2018.

“Legal Requirement” means any law, statute, legislation, constitution, common law, ordinance, code, judgment, order, decree, treaty, rule, regulation, or ruling of an arbitrator or Government Entity.

“Letter Agreement” has the meaning set forth in Section 2.9.

“Liens” means any liens, rights, restrictions, limitations, encumbrances, mortgages, licenses, charges, assessments, levies, claims, pledges and security interests.

“LLC Agreement” means the Company’s First Amended and Restated Member Control Agreement dated January 1, 2009, by and among the Company and the Members, and the First Amendment to First Amended and Restated Member Control Agreement of Apollonia, LLC, fully executed as of July 5, 2016 and the Second Amendment to First Amended and Restated Member Control Agreement of Apollonia, LLC, fully executed as of September 2, 2016.

“Material Adverse Effect” means any effect, or series of related effects that, individually or in the aggregate, materially adversely affects or could reasonably be expected to materially adversely affect the operations or financial condition of the Company taken as a whole; provided, however, that any effect arising from any of the following will be excluded from the definition of “Material Adverse Effect” and from the determination of whether such a Material Adverse Effect has occurred: (a) any action taken by any Apollonia Holder or the Company at Parent’s or Merger Sub’s written request; (b) changes in economic or political conditions or the financing, banking, currency or capital markets in general; (c) changes in Legal Requirements or interpretations thereof; (d) changes in accounting requirements or principles (including GAAP); (e) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Parent, Merger Sub or any of their respective representatives of their plans or intentions with respect to the Business; (f) the consummation of the transactions contemplated by this Agreement or any actions by Parent, Merger Sub, the Company, or any of the Apollonia Holders required to be taken pursuant to this Agreement or in connection with the transactions contemplated hereby; (g) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement; or (h) any matter set forth on the Disclosure Schedule to the extent set forth on the Disclosure Schedule.

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“Member” means a Member of the Company as defined in the LLC Agreement, exclusive of any Financial Rights Holder.

“Member Representative” has the meaning set forth in the Preamble.

“Merger” has the meaning set forth in the Background.

“Merger Consideration Exhibit” has the meaning set forth in Section 2.4(b).

“Merger Sub” has the meaning set forth in the Preamble.

“MLLCA” has the meaning set forth in the Background.

“Officer’s Certificate” has the meaning set forth in Section 3.4(d).

“Organizational Documents” means the Company’s Articles of Organization and LLC Agreement.

“Parent” has the meaning set forth in the Preamble.

“Parent Material Adverse Effect” means any effect, or series of related effects that, individually or in the aggregate, materially adversely affects or could reasonably be expected to materially adversely affect the operations or financial condition of Parent taken as a whole; provided, however, that any effect arising from any of the following will be excluded from the definition of “Material Adverse Effect” and from the determination of whether such a Material Adverse Effect has occurred: (a) any action taken by Parent or Merger Sub at Company’s written request; (b) changes in economic or political conditions or the financing, banking, currency or capital markets in general; (c) changes in Legal Requirements or interpretations thereof; (d) changes in accounting requirements or principles (including GAAP); (e) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Company or any of their respective representatives of their plans or intentions with respect to Parent’s Business; (f) the consummation of the transactions contemplated by this Agreement or any actions by Parent, Merger Sub, the Company, or any of the Apollonia Holders required to be taken pursuant to this Agreement or in connection with the transactions contemplated hereby; or (g) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement.

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“Parties” has the meaning set forth in the Preamble.

“Permitted Liens” means (a) Liens for Taxes, assessments and other government charges that are not yet due and payable or that may be paid thereafter without penalty or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, that have been fully reserved on the books of the Company; (b) pledges or deposits to secure obligations under Legal Requirements related to workers or unemployment compensation or similar legislation; (c) mechanic’s, materialman’s, warehouseman’s or similar Liens arising or incurred in the ordinary course of business securing amounts that are not overdue or the amount or validity of which is being contested in good faith; and (d) any Liens disclosed in Section 4.7 of the Disclosure Schedule.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, an estate, a labor union or a Government Entity.

“Required Company Unitholder Vote” has the meaning set forth in Section 6.4.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Surviving Company” has the meaning set forth in the Background.

“Tax” or “Taxes” means any federal, state, local or foreign net or gross income, net or gross receipts, net or gross proceeds, capital gains, capital stock, sales, use, user, leasing, lease, transfer, natural resources, premium, ad valorem, value added, franchise, profits, gaming, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, fuel, interest equalization, registration, recording, occupation, premium, turnover, personal property (tangible and intangible), real property, alternative or add-on, windfall or excess profits, environmental (including Code Section 59A), social security, disability, unemployment or other tax or customs duties or amount imposed by (or otherwise payable to) any Government Entity, or any interest, any penalties, additions to tax or additional amounts assessed, imposed, or otherwise due or payable under applicable Legal Requirements with respect to taxes, in each case, whether disputed or not.

“Tax Contest” means any audit, investigation, claim, litigation, dispute or controversy related to Taxes.

“Tax Return” means any return, report, information return or other document relating to Taxes.

“Tax Sharing Agreement” means any Contract (including any provision of a Contract) pursuant to which the Company is obligated to indemnify or gross up any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.

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“Transaction Documents” means this Agreement and all ancillary agreements and certifications required to complete the Merger transaction contemplated hereunder.

“Taxing Authority” means any Government Entity responsible for the administration or collection of Taxes.

“Transaction Expenses” means all fees and expenses of attorneys, accountants, investment bankers and other advisors of the Company and any severance, retention, bonus, change of control or other payments to employees, consultants or other Persons payable by the Company, in each case, incurred or to be incurred in connection with the preparation, execution and consummation of this Agreement, the transactions contemplated hereby to be consummated on or before the Closing Date, and the Closing.

ARTICLE 2
TERMS OF THE MERGER

2.1.     The Merger. At the Effective Time (as defined below), Merger Sub will merge with and into Company pursuant to the terms, conditions and provisions of this Agreement and in accordance with the applicable provisions of the MLLCA, and the separate limited liability company existence of Merger Sub shall cease and Company shall continue as the Surviving Company of the Merger.

2.2.     Effective Time. The Merger shall be effective on such date and at such time as the Articles of Merger in the form attached hereto as Exhibit B (the “Articles of Merger”), are executed and filed with the Secretary of State of Minnesota in accordance with the MLLCA, or at such other time thereafter as shall be agreed upon by Parent and the Company and specified in the Articles of Merger. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Articles of Merger are accepted for recording or such later time established in the Articles of Merger. The filing of the Articles of Merger shall be made on the Closing Date (as defined below).

2.3.     Effects of the Merger. The Merger will have the effects set forth in the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company.

2.4.     Effects on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective equity holders, the following will occur:

(a)     All Apollonia Units that are owned directly or indirectly by the Company, Parent or Merger Sub shall be automatically cancelled and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor.

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(b)     (i) Each Apollonia Unit issued and outstanding immediately before the Effective Time (but after the operation of Section 2.4(a) of this Agreement) shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be (A) canceled and cease to be an issued and outstanding Apollonia Unit and (B) converted solely into the right to receive, that portion of the Aggregate Merger Consideration applicable to such Apollonia Unit, if any, as determined in accordance with Exhibit A attached hereto (the “Merger Consideration Exhibit”) and the provisions of this Article 2, and (ii) each Person that was a Member or Financial Rights Holder immediately prior to the Effective Time shall, by virtue of the Merger, automatically cease to be a Member or Financial Rights Holder of the Company. No fractional ownership interests in Parent Common Units will be issued to holders of Apollonia Units pursuant to the Merger; rather any fractional amount will be rounded upwards or downwards to the nearest whole Parent Common Unit. The Member Representative shall be responsible for interpreting and applying the Merger Consideration Exhibit and for determining the amounts (if any) which a Member or Financial Rights Holder from time to time may be entitled to receive in connection with the transactions contemplated by this Agreement based upon the Merger Consideration Exhibit, and any such interpretation, application or determination, unless made in bad faith, shall be final and conclusive. The Company shall give Parent prompt written notice of any demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MLLCA.

(c)     At the Effective Time of the Merger, each issued and outstanding unit of Merger Sub shall be converted into and become one validly issued unit of the Surviving Company. Parent shall be automatically admitted as the sole member of the Surviving Company in accordance with the MLLCA.

2.5.     Managers of Surviving Company. At the Effective Time, the Board of Directors or Managers of the Surviving Company shall be comprised of the persons serving as managers of Merger Sub immediately prior to the Effective Time. Such persons shall serve until the earlier of their death, resignation or removal in accordance with the Limited Liability Company Agreement of the Surviving Company.

2.6.     Officers of Surviving Company. At the Effective Time, the officers of the Surviving Company shall be comprised of the persons serving as officers of Merger Sub immediately prior to the Effective Time. Such persons shall serve until the earlier of their death, resignation or termination in accordance with the Limited Liability Company Agreement of the Surviving Company.

2.7.     Articles of Organization and LLC Agreement. The Articles of Organization of the Company as in effect immediately prior to the Effective Time (the “Articles of Organization”) shall be the Articles of Organization of the Surviving Company until thereafter amended in accordance with its terms and as provided by any Legal Requirement. The Limited Liability Company Agreement of Merger Sub as in effect immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Company or Merger Sub, be the Limited Liability Company Agreement of the Surviving Company until thereafter amended in accordance with its terms and the Articles of Organization of the Surviving Company and as provided by any Legal Requirement.

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2.8.     Letter Agreements. Prior to the Closing, the Company shall have delivered to each Member and Financial Rights Holder a Letter Agreement, each in the form attached hereto as Exhibit C (a “Letter Agreement”). Each Member and Financial Rights Holder will be required to execute and deliver a Letter Agreement to the Member Representative, together with such Apollonia Holder’s Certificates (if any), and the Member Representative will be required to deliver such Letter Agreement and Certificates (if any) to Parent as a condition to the payment of the applicable portion of the Aggregate Merger Consideration to such Member or Financial Rights Holder as determined in accordance with the Merger Consideration Exhibit.

2.9.     No Further Ownership Rights in Apollonia Units or Transfers. The applicable portion of the Aggregate Merger Consideration, when paid in accordance with the terms and conditions of this Agreement, shall be deemed to have been delivered in full satisfaction of all Members’ and Financial Rights Holders’ rights relating to the Apollonia Units. From and after the Effective Time, the Apollonia Unit transfer books of the Surviving Company will be closed, and there shall be no further registration of transfers on the Apollonia Unit transfer books of the Surviving Company of the limited liability company interests in the Company which were outstanding immediately prior to the Effective Time and, at the Effective Time, each such Apollonia Unit shall be canceled. For the avoidance of doubt, the parties acknowledge and agree that, until a Letter Agreement is executed and delivered to Parent and the Member Representative by the applicable Member or Financial Rights Holder, as contemplated by Section 2.8 above, each Apollonia Unit of the Member or Financial Rights Holder will be deemed, at and after the Effective Time, to represent only the right to receive that portion of the Aggregate Merger Consideration applicable to such Apollonia Unit, if any, as determined in accordance with the Merger Consideration Exhibit and the provisions of Article 2 of this Agreement, subject to the terms and conditions of this Agreement.

2.10.     Lost Certificates. If any certificate representing any of the Apollonia Units (each, a “Certificate”) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the entering into of an indemnity with respect to such Certificates and the posting by such Person of a bond, in such amount as Parent may reasonably require as indemnity against any claim that may be made against Parent or the Surviving Company with respect to such Certificate, Parent will, subject to the terms and conditions of this Agreement, instruct the Member Representative to (and, subject to the terms and conditions of this Agreement, including the last sentence of Section 2.9 hereof, the Member Representative will) pay to such Member or Financial Rights Holder that portion of the Aggregate Merger Consideration to which such Member or Financial Rights Holder is entitled, if any, as determined in accordance with the Merger Consideration Exhibit.

2.11.     Withholding. Parent and the Surviving Company shall be entitled to deduct, withhold and transmit to the proper Tax authorities from the consideration otherwise payable to any holder of Apollonia Units pursuant to this Agreement such amounts as are required to be withheld under the Code, or any Legal Requirement. To the extent that amounts are so withheld and transmitted, such withheld and transmitted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Apollonia Units in respect of which such deduction and withholding was made.

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ARTICLE 3
THE CLOSING; CONDITIONS PRECEDENT

3.1.     The Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place remotely via the exchange of documents and signatures in “pdf” format, immediately prior to the Effective Time (the date on which the Effective Time occurs being the “Closing Date”).

3.2.     Payments at the Closing. At the Closing:

(a)     Transaction Expenses. Each of the Parties will deliver payment to the appropriate Persons in respect of the Transaction Expenses in the amounts such Person is responsible pursuant to Section 9.1 of this Agreement, by wire transfer of immediately available funds to the accounts designated in writing by the Member Representative or the Company.

(b)     Payments to Apollonia Holders. Parent shall pay, or cause to be paid, to the Member Representative (on behalf of the Apollonia Holders) an amount equal to the Aggregate Merger Consideration (the “Closing Date Payment Amount”) for further payment by the Member Representative to the Apollonia Holders in accordance with the terms and conditions of this Agreement. If an Apollonia Holder delivers to the Member Representative an executed Letter Agreement prior to the Closing, together with such Apollonia Holder’s Certificates (if any) and the Member Representative delivers such Letter Agreement and Certificates (if any) to Parent, then, subject to the terms and conditions of this Agreement and the Letter Agreements, within ten (10) business days following the Closing, the Member Representative will deliver to such Apollonia Holders the portion of the Closing Date Payment Amount to which such Apollonia Holders are entitled, if any, as determined in accordance with the Merger Consideration Exhibit. If, following the Closing, a duly executed Letter Agreement, together with such Apollonia Holder’s Certificates (if any), is delivered to the Member Representative (by an Apollonia Holder who did not deliver a Letter Agreement to the Member Representative prior to the Closing) and the Member Representative delivers such Letter Agreement and Certificates (if any) to Parent, then, subject to the terms and conditions of this Agreement and the Letter Agreements, within ten (10) business days after such delivery, the Member Representative will deliver to such Apollonia Holders the portion of the Closing Date Payment Amount to which such Apollonia Holders are entitled, if any, as determined in accordance with the Merger Consideration Exhibit. For the avoidance of any doubt, the Member Representative shall not be permitted to deliver the portion of the Closing Date Payment Amount to which an Apollonia Holder is entitled until such Apollonia Holder delivers to the Member Representative an executed Letter Agreement, together with such Apollonia Holder’s Certificates (if any) and the Member Representative delivers such Letter Agreement and Certificates (if any) to Parent. The obligations of Parent and Merger Sub with respect to the payment of the Closing Date Payment Amount shall be discharged in full upon the delivery of the Closing Date Payment Amount to the Member Representative, and none of Parent, Merger Sub or any of their Affiliates shall have any liability or obligation hereunder with respect to the preparation of, or the calculations set forth on, the Merger Consideration Exhibit or the allocation of the Aggregate Merger Consideration or the Closing Date Payment Amount amongst the Apollonia Holders.

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3.3.     Conditions Precedent to the Obligations of the Company. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement that are (A) qualified as to materiality or by reference to a Parent Material Adverse Effect will be true and correct in all respects or (B) not so qualified will be true and correct as written except where any failure to be true and correct, individually or when aggregated with all other such failure, would not reasonably be expected to have a Parent Material Adverse Effect, in each case as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date).

(b)     Performance of Covenants. Parent and Merger Sub shall have performed and complied with, in all material respects, all of their covenants and agreements required by this Agreement to be performed and satisfied by Parent or Merger Sub at or prior to the Closing.

(c)     No Restraints. As of the Closing Date, no Action (excluding any such Action initiated by or on behalf of the Company) shall be pending or threatened before any Government Entity seeking to restrain the Company or prohibit the Closing or seeking damages against the Company as a result of the consummation of the transactions contemplated by this Agreement.

(d)     Officer’s Certificate. The Company shall have received a certificate from Parent, duly and validly executed by an officer of Parent for and on behalf of Parent, to the effect that, as of the Closing, each of the conditions specified in Sections 3.3(a) to 3.3(c) is satisfied in all respects.

(e)     Required Unitholder Approval. The Required Company Unitholder Vote shall have been duly and validly obtained, as required by the Organizational Documents and the MLLCA, in each case as in effect on the date of such approval.

3.4.     Conditions Precedent to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Company set forth in this Agreement that are (A) qualified as to materiality or by reference to a Material Adverse Effect will be true and correct in all respects or (B) not so qualified will be true and correct as written except where any failure to be true and correct, individually or when aggregated with all other such failure, would not reasonably be expected to have a Material Adverse Effect, in each case as of the Closing, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date).

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(b)     Performance of Covenants. The Company shall have performed and complied with, in all material respects, all of its covenants and agreements required by this Agreement to be performed and satisfied by the Company at or prior to the Closing.

(c)     No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company which has not been cured.

(d)     Officer’s Certificate. Parent shall have received a certificate from the Company (the “Officer’s Certificate”), duly and validly executed by the Chief Executive Officer or Chairman of the Board of Governors or Directors of the Company for and on behalf of the Company, to the effect that, as of the Closing, each of the conditions specified in Sections 3.4(a), 3.4(b) and 3.4(c) is satisfied in all respects.

(e)     Required Unitholder Approval. The Required Company Unitholder Vote shall have been duly and validly obtained, as required by the Organizational Documents and the MLLCA, in each case as in effect on the date of such approval.

(f)     [Intentionally Omitted].

(g)     No Restraints. As of the Closing Date, no Action (excluding any such Action initiated by or on behalf of Parent or Merger Sub) shall be pending or threatened before any Government Entity seeking to restrain Parent, Merger Sub or Company or prohibit the Closing or seeking damages against Parent, Merger Sub or Company as a result of the consummation of the transactions contemplated by this Agreement.

(h)     No Litigation. There shall not be pending any lawsuit or other legal proceeding: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Parent, Merger Sub or Company damages or other monetary relief; (c) seeking to prohibit or limit in any material respect Parent’s, Merger Sub’s or the Company’s ability to vote, transfer, receive distributions with respect to or otherwise exercise ownership rights with respect to any equity interest in the Company; (d) seeking to compel the Company, Parent or Merger Sub to dispose of or hold separate any material assets as a result of the Merger; or (e) relating to the Merger and seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on the Company, Parent or Merger Sub or any of their respective officers or directors.

(i)     Aggregate Merger Consideration Exhibit. Parent shall have received from the Member Representative a document reflecting the allocation of the Aggregate Merger Consideration to each of the Apollonia Holders. Documents shall have been certified as of the Closing Date as complete and correct by the Chief Executive Officer or Chairman of the Board of Governors or Directors of the Company. The allocation of the Aggregate Merger Consideration set forth in such document shall be acceptable to Parent in its sole discretion.

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(j)     FIRPTA Certificate. Parent shall have received a copy of a FIRPTA compliance certificate in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-11T(d)(2)(i) duly and validly executed by a duly authorized officer of the Company.

(k)     Resignations of Officers and Directors. Parent shall have received a duly and validly executed director and officer resignation and release in a form acceptable to Parent from each of the officers and directors of the Company effective as of the Effective Time.

(l)     D&O Tail Policy. The Company shall have purchased the D&O Tail Policy in compliance with the provisions of Section 6.9(c) and the terms of which are acceptable to Parent.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent that the statements contained in this Article 4 are true and correct as of the date hereof. For purposes of this Article 4, “Company’s knowledge,” “knowledge of Company” and any similar phrases shall mean the actual or constructive Knowledge of any director or officer of Company, after reasonable due inquiry.

4.1.     Organization and Authority of Company; Enforceability; No Subsidiaries. Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Minnesota. Company has full limited liability company power and authority to enter into this Agreement and the Transaction Documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Company of this Agreement and the Transaction Documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Company, its Members and Financial Rights Holders. This Agreement and the Transaction Documents to be delivered hereunder have been duly executed and delivered by Company, and (assuming due authorization, execution and delivery by Parent) this Agreement and the Transaction Documents to be delivered hereunder constitute legal, valid and binding obligations of Company, its Members and Financial Rights Holders, enforceable against Company, its Members and Financial Rights Holders in accordance with their respective terms. The Company has no subsidiaries or equity investments in any other Person such as a corporation, partnership, or limited liability company.

4.2.     No Conflicts; Consents. The execution, delivery and performance by Company of this Agreement and the Transaction Documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with its Articles of Organization or LLC Agreement or other Organizational Documents of Company; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Company is a party; (d) result in any violation, conflict with or constitute a default under the Company’s Organizational Documents or the LLC Agreement; or (e) result in the creation or imposition of any Liens (other than Permitted Liens) on the Apollonia Units or Company assets. No consent, approval, waiver or authorization is required to be obtained by Company from any Person or entity (including any Government Entity) in connection with the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby except for approval of the Form 1-A filing required pursuant to Section 6.3.

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4.3.     Financial Statements. True, correct and complete copies of the unaudited balance sheet and statements of operations, members’ equity and cash flows of the Company as of and for the fiscal year ended December 31, 2017 and the Company’s unaudited consolidated balance sheet and statements of operations as of and for the six months ended June 30, 2018 (collectively, the “Financial Statements”) have been delivered to Parent.

4.4.     Ownership of Apollonia Units.

(a)     The Members and Financial Rights Holders are the sole legal, beneficial, record and equitable owner of the Apollonia Units, free and clear of all Liens (except Permitted Liens) or other encumbrances whatsoever other than the LLC Agreement.

(b)     The Apollonia Units were issued in compliance with applicable laws. The Apollonia Units were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement or commitment to which the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)     Other than the Organizational Documents of the Company, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Apollonia Units.

4.5.     LLC Agreement. Attached hereto as Exhibit D is the LLC Agreement, as amended to the Closing Date, which agreement is in full force and effect and is the only agreement in effect with respect to the matters described therein.

4.6.     Legal Proceedings. There is no claim, action, suit, proceeding or government investigation (“Action”) of any nature pending or, to Company’s Knowledge, threatened against or by Company (a) relating to or affecting the Apollonia Units; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

4.7.     No Undisclosed Liabilities. Except for (a) the liabilities reflected on the Financial Statements, (b) executory contract obligations under Contracts listed in the Disclosure Schedule, (c) Company Transaction Expenses and (d) the liabilities and other Indebtedness of the Company set forth in the Financial Statements or Exhibit E, the Company does not have any liabilities, Indebtedness, obligations, expenses, claims, deficiencies, guaranties or endorsements of any type (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP). For clarity, the representations and warranties in this Section 4.7 are not intended to, and shall not be deemed to, address liabilities that are specifically addressed by the other representations and warranties in this Article 4.

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4.8.     Absence of Certain Changes.

(a)     Except as otherwise set forth in the Disclosure Schedule, since December 31, 2017, there has not been (i) any event, circumstance or change that had or could reasonably be expected to have a Material Adverse Effect on the Company; (ii) any damage, destruction or loss (whether or not covered by insurance) that had or might have a Material Adverse Effect on the Company; or (iii) any material adverse change in the Business of the Company.

(b)     Except as otherwise set forth in the Disclosure Schedule, since December 31, 2017, the Company has not taken any action described that would require the consent of Parent if proposed to be taken after the date hereof.

4.9.     Compliance with Legal Requirements. Except as otherwise set forth in the Disclosure Schedule, the Company is and has been in compliance in all material respects with any and all Legal Requirements applicable to it. Without limiting the generality of the foregoing, (a) the Company has not received any written notices of any violation with respect to any Legal Requirements, (b) the Company has not received or entered into any citations, complaints, consent orders, compliance schedules or other similar enforcement orders, or received any written notice from any Government Entity or any other written notice that would indicate that there is not currently compliance in all material respects with all such Legal Requirements, (c) the Company is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a default under, or breach or violation of, any Legal Requirement or permit applicable to the Company, and (d) to the Knowledge of the Company, no formal or informal investigation or review related to the Company is being or has been conducted by any commission, board or other Government Entity, and no such investigation or review is scheduled, pending or threatened.

4.10.     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

4.11.     Non-Foreign Status. None of the Members or Financial Rights Holders are a foreign person as such term is used in Treasury Regulation Section 1.1445-2 or Section 1446(f) of the Internal Revenue Code of 1986, as amended (“Code”). The Company is not a U.S. real property holding company within the meaning of Code Section 1445. The Company has provided the statement required by Treasury Regulation Section 1.1445-11T(d)(2)(i).

4.12.       Taxes.

(a)     all Tax Returns (including information returns) required to be filed on or before the Closing Date by the Company have been timely filed,

(b)     all such Tax Returns are true, complete and correct in all material respects,

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(c)     all Taxes due and owing by the Company (whether or not shown on any Tax Return) including any payroll or income tax withholding have been timely paid, and the Company has always been classified through the Closing Date as a “partnership” for federal and state income Tax purposes since its inception and it has taken no action to change its classification after the Closing Date.

(d)     all deficiencies asserted, or assessments made, against the Company as a result of any examinations by any Taxing Authority have been fully paid,

(e)     there are no pending or threatened actions by any Taxing Authority, and

(f)     the Company is not a party to any Tax Sharing Agreement.

4.13.     Assignment Agreements and Intellectual Property. The Company is a party to the Third Amended and Restated Assignment Agreement dated as of January 31, 2014 by and between the Company and Parent and there are no Liens or claims with respect thereto. Any Intellectual Property developed by the Company or its employees since January 31, 2014 remains the property of the Company on the Closing Date and is not subject to any Liens.

4.14.     NO OTHER REPRESENTATIONS OR WARRANTIES; LIMITATION ON CLAIMS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 4, NEITHER COMPANY NOR ANY MEMBER, FINANCIAL RIGHTS HOLDER, DIRECTOR, OFFICER, EMPLOYEE OR AGENT OF COMPANY HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF COMPANY. IT IS UNDERSTOOD THAT THE FOREGOING REPRESENTATIONS AND WARRANTIES SHALL LAPSE AS OF CLOSING AND, EXCEPT IN THE CASE OF FRAUD, NO CLAIM FOR A BREACH OR VIOLATION OF ANY OF THE FOREGOING REPRESENTATIONS AND WARRANTIES MAY BE MADE AFTER CLOSING.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company and the Member Representative that:

5.1.     Organization, Power and Authorization.

(a)     Parent is a limited liability company, duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Parent has the power to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Parent has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Parent’s execution, delivery and performance of each Transaction Document to which it is a party have been duly authorized. Parent has taken all actions required to authorize the execution, delivery and performance of each Transaction Document to which Parent is a party. No other company proceedings on the part of Parent are necessary to authorize the execution, delivery and performance by it of any Transaction Document.

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(b)     Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Minnesota. Merger Sub is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Merger Sub has the power to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Merger Sub has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Merger Sub’s execution, delivery and performance of each Transaction Document to which it is a party have been duly authorized. Merger Sub’s execution, delivery and performance of each Transaction Document to which it is a party have been duly authorized. Merger Sub has taken all actions required to authorize the execution, delivery and performance of each Transaction Document to which Parent is a party. No other company proceedings on the part of Merger Sub are necessary to authorize the execution, delivery and performance by it of any Transaction Document.

5.2.      Binding Effect and Noncontravention.

(a)     Each Transaction Document to which Parent or Merger Sub is a party has been duly executed and delivered by Parent or Merger Sub, as the case may be, and constitutes a legal, valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as the case may be, in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(b)     The execution, delivery and performance by Parent or Merger Sub of the Transaction Documents to which Parent or Merger Sub, as the case may be, is a party do not (i) violate any Legal Requirement to which Parent or Merger Sub or any of their assets is subject or their respective charters, bylaws, operating agreements or equivalent organizational documents, (ii) with or without the giving of notice or the passage of time, or both, violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice, consent or waiver under any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound or to which Parent’s or Merger Sub’s assets are subject, (iii) result in the creation of any Lien on any assets of Parent or Merger Sub or (iv) require any authorization, consent, approval, waiver, filing or notice by or to any Person (other the Articles of Merger).

5.3.     Brokerage. Neither Parent nor Merger Sub has retained any broker, finder, investment banker, financial advisory or similar Person in connection with the transactions contemplated by this Agreement. None of the Apollonia Holders (including, for the avoidance of doubt, the Member Representative) will have any obligation to pay any broker’s, finder’s, investment banker’s, financial advisor’s or similar fee in connection with this Agreement or the transactions contemplated by this Agreement by reason of any action taken by or on behalf of Parent or Merger Sub.

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5.4.     Litigation. Neither Parent nor Merger Sub is (a) subject to any outstanding injunction, judgment, order, award, assessment or decree, or (b) party to or, to Parent’s or Merger Sub’s Knowledge, threatened to be made a party to, any Action, which would reasonably be expected to have an adverse effect on Parent’s or Merger Sub’s ability to perform their respective obligations under any Transaction Document to which it is a party.

5.5.     Investment. Parent and Merger Sub understand that the Apollonia Units acquired pursuant to the Merger are not registered under the Securities Act or any applicable state securities laws, and that the Apollonia Units may not be sold except pursuant to a registration statement under the Securities Act or pursuant to an applicable exemption therefrom and pursuant to applicable state securities laws. Parent and Merger Sub are acquiring the Company and the Apollonia Units for their own account, for investment only, and not with a view toward, or for sale in connection with, any distribution thereof, nor with the present intention of distributing or selling the Apollonia Units. Neither Parent nor Merger Sub has offered to sell or otherwise dispose of the Apollonia Units in violation of any Legal Requirement applicable to any such offer, sale or other disposition. Parent and Merger Sub acknowledge that (a) there is no public market for the Apollonia Units and there can be no assurance that a public market will develop, and (b) Parent and Merger Sub must bear the economic risk of its investment in Apollonia Units for an indefinite period of time. Each of Parent and Merger Sub is an “accredited investor” within the meaning of the Securities and Exchange Commission Rule 501 of Regulation D of the Securities Act, as presently in effect.

5.6.     Financial Statements. True, correct and complete copies of the audited balance sheet and statements of operations, members’ equity and cash flows of the Parent as of and for the fiscal year ended December 31, 2017 and the Parent’s unaudited consolidated balance sheet and statements of operations as of and for the seven (7) months ended July 31, 2018 (collectively, the “Parent Financial Statements”) have been delivered to Company.

5.7.     LLC Agreement. Attached hereto as Exhibit F is the Parent’s LLC Agreement, as amended as of the date hereof, which agreement is in full force and effect and is the only agreement in effect with respect to the matters described therein.

5.8.     No Undisclosed Liabilities. Except for (a) the liabilities reflected on the Financial Statements, (b) trade payables and accrued expenses incurred since July 31, 2018 in the ordinary course of business, (c) executory contract obligations under any Contracts to which Parent is a party, (d) Parent Transaction Expenses (e) liabilities incurred in the ordinary course of business since July 31, 2018 and (f) the liabilities and other Indebtedness of the Parent set forth in the Parent Financial Statements or the Disclosure Schedule, the Parent does not have any liabilities, Indebtedness, obligations, expenses, claims, deficiencies, guaranties or endorsements of any type (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP). For clarity, the representations and warranties in this Section 5.8 are not intended to, and shall not be deemed to, address liabilities that are specifically addressed by the other representations and warranties in this Article 5.

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5.9.       Absence of Certain Changes.

 Except as otherwise set forth in the Disclosure Schedule, since July 31, 2018, there has not been (i) any event, circumstance or change that had or could reasonably be expected to have a Parent Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) that had or might have a Parent Material Adverse Effect; or (iii) any material adverse change in the business of the Parent.

5.10.     No Other Agreements. Except for the agreements expressly contemplated hereby, or as set forth in the Disclosure Schedule, none of Parent, Merger Sub or any of their respective Affiliates has any other agreements, arrangements or understandings with any Member, manager, officer, employee, consultant, member or Affiliate of the Company in respect of the transactions contemplated hereby.

5.11.     Acknowledgement by Parent and Merger Sub. Each of Parent and Merger Sub agrees that none of the Company, any Apollonia Holder (including, for the avoidance of doubt, the Member Representative) or any of their respective Affiliates, representatives or advisors have made and shall not be deemed to have made, nor has Parent, Merger Sub or any of their respective Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, or any statement or information, with respect to the Company, the Business or the transactions contemplated hereby, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement, the Letter Agreements and any other Transaction Document. Without limiting the generality of the foregoing, each of Parent and Merger Sub agrees that no representation or warranty, express or implied, is made with respect to any financial projections or budgets. Each of Parent and Merger Sub further represents, warrants, acknowledges and agrees that (a) it has made its own investigation into, and based thereon has formed an independent judgment concerning, the Company, the Business and the Apollonia Units, (b) the Company has made available such information about the Company, the Business and the Apollonia Units as Parent or Merger Sub has reasonably requested, and (c) none of Parent or Merger Sub will assert any claim against any Member (including, for the avoidance of doubt, the Member Representative), any Member’s Affiliates, or any of their respective partners, directors, managers, officers, employees, advisors, agents, stockholders, members, consultants, investment bankers, brokers, representatives or controlling persons, or seek to hold any such Persons liable, for any inaccuracies, misstatements or omissions with respect to any information provided or made available; provided, that this Section 5.11 shall not preclude Parent or Merger Sub from asserting claims for fraud.

5.12.     Disclaimer of Other Representations and Warranties; Limitation on Claims. Except as expressly set forth in this Article 5, PARENT AND MERGER SUB are not MAKing ANY REPRESENTATION or warranty, express or implied, at law or in equity, in respect of PARENT OR MERGER SUB or any of their RESPECTIVE AFFILIATES, assets, liabilities or operations, and any such other representations or warranties are expressly disclaimed. IT IS UNDERSTOOD THAT THE FOREGOING REPRESENTATIONS AND WARRANTIES SHALL LAPSE AS OF CLOSING AND, EXCEPT IN THE CASE OF FRAUD, NO CLAIM FOR A BREACH OR VIOLATION OF ANY OF THE FOREGOING REPRESENTATIONS AND WARRANTIES MAY BE MADE AFTER CLOSING.

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ARTICLE 6
COVENANTS

6.1.      Conduct of Business of the Company. The Company shall during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Legal Requirement or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its current officers and employees, if any, and to preserve its present Business relationships. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as required by applicable Legal Requirement, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)     amend or propose to amend its Organizational Documents;

(b)     (i) split, combine, or reclassify any Apollonia Units, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Apollonia Units, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of any Apollonia Units;

(c)     issue, sell, pledge, dispose of, or encumber any Apollonia Units;

(d)     (i) increase the compensation payable or that could become payable by the Company to directors, officers, or employees, or (ii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company compensation plan, agreement, program, policy, trust, fund, or other arrangement;

(e)     acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;

(f)     (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any Lien any assets of the Company, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g)     repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person;

(h)     enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Contract;

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(i)     institute, settle, or compromise any Action involving the payment of monetary damages by the Company, other than any Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub;

(j)     (i) settle or compromise any material Tax claim, audit, or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, or change the partnership tax classification of the Company, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company;

(k)     abandon, allow to lapse, sell, assign, transfer, grant any security interest in or otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP;

(l)     take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(m)    agree or commit to do any of the foregoing.

6.2.        Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article 7, the Company shall, afford to Parent and Parent’s representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company, and the Company shall, furnish promptly to Parent such other information concerning the business and properties of the Company as Parent may reasonably request from time to time. The Company shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Legal Requirement (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

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6.3.        Preparation of Company Proxy Statement and Form 1-A.

(a)     In connection with the Company Unitholders Meeting, as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall file with the SEC a proxy statement substantially in the form attached as Exhibit G (the “Company Proxy Statement”) and Parent shall prepare and file with the SEC a Form 1-A substantially in the form attached as Exhibit J (the “Form 1-A”) (which shall include the Company Proxy Statement). The Company and Parent shall each use its reasonable best efforts to: (i) cause the Form 1-A to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form 1-A complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form 1-A effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form 1-A has become effective or any supplement or amendment to the Form 1-A has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Common Units issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) cause the Company Proxy Statement to be mailed to the Apollonia Holders entitled to vote as promptly as practicable after the Form 1-A is declared effective under the Securities Act, and (B) ensure that the Company Proxy Statement complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements, and the rules and regulations thereunder in connection with the issuance of Parent Common Units in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.

(b)     Parent and the Company shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form 1-A or the Company Proxy Statement. Each of Parent and the Company shall promptly correct any information provided by it for use in the Form 1-A or the Company Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall take all steps necessary to amend or supplement the Form 1-A or the Company Proxy Statement, as applicable, and to cause the Form 1-A or Company Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the Apollonia Holders entitled to vote, in each case as and to the extent required by applicable Legal Requirement.

(c)     Parent and the Company shall promptly provide the other party and their counsel with any comments or other communications, whether written or oral, that Parent or the Company, or their counsel may receive from the SEC or its staff with respect to the Form 1-A or the Company Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Form 1-A or the Company Proxy Statement with the SEC (including in each case any amendment or supplement thereto or the dissemination thereof to the Apollonia Holders, or responding to any comments of the SEC with respect to the Form 1-A or Company Proxy Statement, each of Parent and the Company shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form 1-A, Company Proxy Statement, or response (including the proposed final version thereof), and each of Parent and the Company shall give reasonable and good faith consideration to any comments made by the other party or their counsel.

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6.4.     Company Unitholders Meeting. The Company shall take all action necessary to duly call, give notice of, convene, and hold the Company Unitholders Meeting as soon as reasonably practicable after the Form 1-A is declared effective by the SEC, and, in connection therewith, the Company shall mail the Company Proxy Statement to the Apollonia Holders entitled to vote in advance of such meeting. The Company Proxy Statement shall include the Company board’s recommendation to approve the Merger (the “Company Board Recommendation”). The Company shall use reasonable best efforts to: (a) solicit from the Apollonia Holders proxies in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the Apollonia Holders required by applicable Legal Requirement to obtain such approval (the “Required Company Unitholder Vote”). The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent or Merger Sub. Once the Company Unitholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Unitholders Meeting without the consent of Parent (other than: (i) in order to obtain a quorum of its voting unitholders; or (ii) as reasonably determined by the Company to comply with applicable Legal Requirements). The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Unitholders Meeting as soon as reasonably practicable after the date of this Agreement.

6.5.     Superior Proposal. Notwithstanding anything herein to the contrary, at any time prior to obtaining the Required Company Unitholder Vote, the Apollonia Board may (i) solely with respect to a Superior Proposal (defined below), withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation and (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent), terminate this Agreement pursuant to Section 7.2(f) in order to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, if the Apollonia Board has determined in its good faith judgment, after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Legal Requirements. In no event may the Company withdraw, qualify or modify, or propose to withdraw, qualify or modify, the Company Board Recommendation in a manner adverse to Parent or terminate this Agreement pursuant to Section 7.2(f) unless: (1) the Company shall have first provided at least five (5) Business Days’ prior written notice to Parent that it is prepared to take applicable action with respect to a Superior Proposal which notice shall describe the Superior Proposal in reasonable detail and be accompanied by the most current version of all relevant material written agreements or proposals relating to the transaction that constitutes such Superior Proposal; and (2) Parent does not make, within such five (5) Business Day period a binding offer to modify the terms of this Agreement so that such terms, as so modified, would, in the good faith judgment of the Company Board (after consultation with the Company’s outside legal counsel and financial advisors), cause the Superior Proposal to no longer constitute a Superior Proposal or that would obviate the need to make an adverse change to the Company Board Recommendations, as applicable, in each case, taking into consideration any risk of non-consummation and all legal, financial, regulatory and other aspects of each such proposal. “Superior Proposal” means any bona fide proposal or offer made by a third party pursuant to which such third party would acquire, directly or indirectly, more than 50% of the Apollonia Units or substantially all of the assets of Apollonia; (A) on terms which the Apollonia Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the holders of Apollonia Units, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (B) the conditions to the consummation of which are all reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal (including certainty of financing and certainty of closing).

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6.6.     Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement; (c) any Actions commenced, or to such party’s Knowledge, threatened, against the Company or Parent, as applicable, that are related to the Merger. In no event shall: (i) the delivery of any notice by a party pursuant to this Section 6.6 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by the Company be deemed to amend or supplement the Disclosure Schedule or constitute an exception to the Company’s representations or warranties; or (iii) disclosure by Parent be deemed to amend or supplement the Disclosure Schedule or constitute an exception to Parent’s or Merger Sub’s representations or warranties.

6.7.     Further Assurances. Each of the Parties will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to effect the transactions contemplated by this Agreement.

6.8.     Record Retention. For a period of three years after the Closing Date, without the prior written consent of the Member Representative (which will not be unreasonably withheld, conditioned or delayed), the Surviving Company will not dispose of or destroy any of the books and records of the Company relating to any period prior to the Closing which may be relevant to any legal, regulatory or tax audit, investigation, inquiry or requirement of Members (including, for the avoidance of doubt, the Member Representative), the Company without first offering such records to the Member Representative. For a period of three years after the Closing Date, the Surviving Company will, upon reasonable notice, afford the Member Representative and its representatives reasonable access (including the right to make, at the Member Representative’s expense, photocopies), during normal business hours, to such books and records for any reasonable purpose.

6.9.       Insurance.

 (a)     Parent and Merger Sub hereby agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof an officer, director or manager of the Company (each an “Indemnified Manager/Officer”) as provided in the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any Contract in effect on the date hereof and set forth on Section 6.9 of the Disclosure Schedule, shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

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(b)     For six (6) years after the Effective Time, to the fullest extent permitted in the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, the Surviving Company shall indemnify, defend and hold harmless each Indemnified Manager/Officer against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which will not be unreasonably withheld, conditioned or delayed). For six (6) years after the Effective Time, to the fullest extent permitted in the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, the Surviving Company shall reimburse each Indemnified Manager/Officer for any legal or other expenses documented and reasonably incurred by such Indemnified Manager/Officer in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred.

(c)     The Company has purchased, and delivered to Parent evidence of, a six (6) year directors’, managers’ and officers’ tail liability insurance policy that is comparable to the current policies of directors’, managers’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement). The premium and other costs and expenses relating to such tail policy shall be included in the Transaction Expenses payable by the Company.

(d)     The obligations of Parent and the Surviving Company under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Manager/Officer to whom this Section 6.9 applies without the consent of such affected Indemnified Manager/Officer (it being expressly agreed that the Indemnified Managers/Officers to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).

(e)     In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 6.9. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Manager/Officer is entitled, whether pursuant to applicable Legal Requirements, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to managers’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Subsidiary or their respective officers, managers and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution of, any such claims under any such policies.

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6.10.     Appointment of Director. As of the Effective Time, Parent will appoint Ryan A. Martorano to the Parent’s Board of Directors pursuant to the power of appointment granted to the Board of Directors at the Parent annual meeting of October 30, 2017. Accordingly, Ryan A. Martorano will be subject to an approval vote of a majority of Parent unitholders at its next annual meeting.

6.11.     Financial Obligations to Clifford M. Buchholz. Promptly after Closing, Parent will assume Company’s financial obligation to Clifford M. Buchholz in an amount not to exceed $250,000 with the principal being payable on the earlier of: (i) the third anniversary of the Effective Time; or (ii) a sale or change-in-control of Parent. Interest on such obligation shall accrue from the Effective Time until payment at a simple interest rate of ten (10) percent per annum and interest shall be payable on December 31 of each year in which such financial obligation is outstanding. The provisions of this Section 6.11 shall be memorialized in a promissory note to be delivered by Parent promptly after the Effective Time.

ARTICLE 7
SURVIVAL AND TERMINATION

7.1.       Survival of Representations and Covenants. All representations, warranties, covenants (except the covenants contained in Sections 6.7, 6.8 and 9.1) and agreements contained herein shall not survive the Closing.

7.2.       Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Unitholder Vote):

(a)     by mutual written agreement of Parent and the Company;

(b)     by either Parent or the Company if the Merger shall not have been consummated by December 31, 2018 (the “End Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.2(b) if the failure to consummate the Merger by the End Date is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time;

(c)     by either Parent or the Company if (i) a court of competent jurisdiction shall have issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and (ii) the contravention of such order would have a Parent Material Adverse Effect (in the case of a termination by Parent) or a Material Adverse Effect on the Company (in the case of a termination by the Company); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.2(c) if such party did not use reasonable best efforts to have such order vacated prior to its becoming final and nonappealable;

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(d)     by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 3.4 would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within fifteen (15) days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Article 3 for the benefit of Parent are incapable of being satisfied on or before the End Date;

(e)     by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in Section 3.3 would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within fifteen (15) days after written notice thereof to Parent; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Article 3 for the benefit of the Company are incapable of being satisfied on or before the End Date; or

(f)     by the Company, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 6.5; provided that the Company pays the Termination Fee (defined below) prior to or simultaneously with such termination (it being understood that Apollonia may enter into such definitive written agreement simultaneously with such termination of this Agreement). Apollonia or the third party acquiring Apollonia shall pay to Parent a fee of $500,000 (the “Termination Fee”) if the Company terminates this Agreement pursuant to Section 6.5 in recognition of the costs and expenses of Parent incurred with respect to this Agreement. Any Termination Fee due under this Section 7.2(f) shall be paid by wire transfer of same-day funds on the Business Day including the date of termination of this Agreement.

Each of the Parties acknowledges that the Termination Fee is not a penalty, but rather is a reasonable amount that shall compensate Parent and Merger Sub in circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

7.3.      Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.2, this Agreement shall forthwith become void and there shall be no liability on the part of any party; provided, however, that nothing herein shall relieve either party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

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ARTICLE 8
CLOSING DELIVERIES

8.1.         Company’s Deliveries. At the Closing, Company shall deliver to Parent the following:

(a)     Copies of the resignation or resignations of the Company’s representatives, if any, serving on the Board of Directors or Governors, or similar governing body, of the Company or as an officer of the Company, such resignation to be effective as of the Closing Date.

(b)     A certificate of the Secretary or Assistant Secretary (or equivalent officer) of Company certifying as to (i) the resolutions of the Board of Directors or Governors (or equivalent managing body) of Company, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) the names and signatures of the officers of Company authorized to sign this Agreement and the documents to be delivered hereunder.

(c)     A certificate pursuant to Treasury Regulations Section 1.1445-11T(d)(2)(i) that dispositions of interests in the Company are not subject to withholding pursuant to Treasury Regulations Section 1.1445-11T(d)(1).

8.2.         Parent’s Deliveries. At the Closing, Parent shall deliver the following to Company through the Member Representative:

(a)     The Aggregate Merger Consideration.

(b)     A certificate of the Secretary or Assistant Secretary (or equivalent officer) of Parent certifying as to (i) the resolutions of the Board of Directors (or equivalent managing body) of Parent, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) the names and signatures of the officers of Parent authorized to sign this Agreement and the documents to be delivered hereunder.

ARTICLE 9
MISCELLANEOUS

9.1.      Transaction Expenses. Each of the Parties will each bear such Person’s own Transaction Expenses and any other costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.2.     Amendments. No amendment, modification or waiver of this Agreement will be effective unless specifically made in writing and duly signed by each of Parent and the Member Representative. No other course of dealing between or among any of the parties or any delay in exercising any rights pursuant to this Agreement will operate as a waiver of any rights of any Party.

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9.3.     Successors and Assigns. All covenants and agreements set forth in this Agreement will bind and inure to the benefit of the respective successors and permitted assigns of the Parties, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, delegated or otherwise transferred (whether by operation of law or otherwise) (a) by Parent, Merger Sub or the Company without the prior written consent of the Member Representative or (b) by the Member Representative without the prior written consent of Parent; provided, that Parent, Merger Sub or the Company may, without the prior written consent of the Member Representative, assign or transfer their rights under this Agreement to any of their financing sources as collateral security.

9.4.     Governing Law; Forum. This Agreement will be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to any choice of law or conflict provision or rule (whether of such State or any other jurisdiction) that would cause the laws of any other jurisdiction to be applied. Any proceeding arising out of or relating to this Agreement shall be brought solely in the federal or state courts located in the State of Minnesota. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.5.       Notices. All demands, notices, communications and reports provided for in this Agreement will be in writing and will be sent by facsimile (with confirmation), personally delivered, sent by reputable overnight courier service (delivery charges prepaid) or sent by registered or certified mail (postage prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section 9.5.

If to the Surviving Company, Parent or Merger Sub, addressed to:

St. Renatus, LLC

1000 Centre Avenue, Suite 120

Fort Collins, CO 80526

Attn: Chief Executive Officer

If to the Company (prior to the Merger), Apollonia Holders or the Member Representative, addressed to:

Clifford M. Buchholz

1408 Alene Circle

Fort Collins, CO 80525

Any such demand, notice, communication or report will be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile, on the second day after deposit with a reputable overnight courier service or on the fifth day after being sent by registered or certified mail, as the case may be.

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9.6.     Schedules and Exhibits. The exhibits and schedules to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. The Disclosure Schedule includes references to the particular section of this Agreement that relates to each disclosure. Any disclosure which may be applicable to another section of the Disclosure Schedule will be deemed to be made with respect to such other section of the Disclosure Schedule if reasonably apparent from the face of such disclosure, regardless of whether or not a specific cross reference is made thereto. Except as otherwise set forth in this Agreement, by listing matters on the Disclosure Schedule, no Party will be deemed to have established any materiality standard, admitted any liability, concluded that any one or more of such matters are material or expanded in any way the scope or effect of the representations or warranties pertaining to any Party.

9.7.     Counterparts. The Parties may execute this Agreement in two or more counterparts (no one of which need contain the signatures of all parties), each of which will be an original and all of which together will constitute one and the same instrument. The Parties may deliver an executed copy of this Agreement (and an executed copy of any of the Transaction Documents contemplated by this Agreement) by facsimile or other electronic transmission (in PDF or similar format) to the other Parties, and such delivery will have the same force and effect as any other delivery of a manually signed copy of this Agreement (or such other Transaction Document).

9.8.     No Third-Party Beneficiaries. Except as expressly provided in this Agreement, no Person that is not a Party will have any right or obligation pursuant to this Agreement.

9.9.     Headings. The headings used in this Agreement are for the purpose of reference only and will not affect the meaning or interpretation of any provision of this Agreement.

9.10.    Entire Agreement. Except as otherwise provided in this Agreement, this Agreement, including the Exhibits, the Schedules and Disclosure Schedule delivered pursuant hereto, and the other Transaction Documents sets forth the entire understanding of the Parties relating to the subject matter hereof, and all prior understandings, whether written or oral, are superseded by this Agreement and the other Transaction Documents, and all prior understandings and all related agreements and understandings are hereby terminated (including any letter of intent or confidentiality agreement).

9.11.    Severability. In case any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

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9.12.    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. In this Agreement, except to the extent otherwise provided herein or the context otherwise requires: (a) the definition of terms herein shall apply equally to the singular and the plural; (b) any pronoun shall include the corresponding masculine, feminine and neuter forms; (c) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (d) the words “herein,” “hereof,” “hereto,” “hereunder” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement; (e) the use of the word “or” shall not be exclusive unless expressly indicated otherwise; and (f) the words “will” and “shall” have equal force and effect.

9.13.    Public Announcements. No Party will make, or permit any agent or Affiliate to make, any public statements, including, without limitation, any press releases, with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent and the Member Representative, except as may be required by applicable Legal Requirements. The Member Representative and Parent will jointly agree on the content and substance of all public announcements concerning the transactions contemplated hereby. Notwithstanding the foregoing, following the Closing, Parent and the Member Representative will be allowed to disclose the terms of this Agreement and the transactions contemplated hereby, without the prior written consent of any Person, as follows: (a) to authorized representatives and employees of such Person or its Affiliates, (b) to its and its Affiliates’ investors and prospective investors in connection with summary information about such Person’s or any of such Person’s Affiliates’ financial condition, (c) to any of such Person’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents to whom such Person or any of such Person’s Affiliates’ discloses such information in the ordinary course of business and (d) with respect to Parent, following the Closing to any bona fide prospective purchaser of the equity or assets of Parent or its Affiliates. Notwithstanding the foregoing, following the Closing, Parent and the Member Representative will be allowed to disclose the occurrence of the transactions contemplated hereby, without the prior written consent of any Person, so long as the terms of this Agreement and the transactions contemplated hereby are not disclosed.

9.14.       Member Representative.

(a)     Each of the Letter Agreements will provide for, among other things, the applicable Apollonia Holder to (i) appoint the Member Representative as representative, agent, proxy and attorney in fact, with full power of substitution and resubstitution, to act solely and exclusively on behalf of such Member for and on behalf of the Members to (A) negotiate, execute and deliver all amendments, modifications and waivers to the Transaction Documents and documents contemplated thereby, (B) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by Members in connection herewith, including the Letter Agreements, (C) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by the Transaction Documents, (D) receive service of process in connection with any claims under any of the Transaction Documents, (E) agree to negotiate, enter into settlements, assume the defense of claims, demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Member Representative for the accomplishment of the foregoing, (F) give and receive notices and communications, and (G) take all other actions necessary or appropriate in the judgment of the Member Representative on behalf of the Apollonia Holders in connection with any of the Transaction Documents; (ii) indemnify and hold harmless the Member Representative from and against all damages incurred by the Member Representative in connection with the performance of its duties as the Member Representative, including, without limitation, damages resulting from any action, suit or proceeding to which the Member Representative is made a party by reason of the fact it is or was acting as the Member Representative; (iii) acknowledge and agree that neither the Member Representative nor any agent employed by it will incur any liability to such Apollonia Holder relating to the performance of its duties hereunder except for actions or omissions constituting intentional fraud or willful misconduct; (iv) acknowledge and agree that the Member Representative will have no liability in respect of any action, claim or proceeding brought against the Member Representative by such Apollonia Holder if the Member Representative took or omitted taking any action in good faith; (v) acknowledge and agree that such Apollonia Holder shall not be permitted to take any actions relating to any of the Transaction Documents without the prior written approval of the Member Representative; (vi) acknowledge and agree that any costs and expenses incurred by the Member Representative acting as the Member Representative under the Transaction Documents shall be repaid by the Surviving Company.

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(b)     The Member Representative will have no duties or obligations hereunder except those specifically contemplated by this Agreement or the other Transaction Documents.

(c)     The Member Representative is serving in this capacity solely for purposes of administrative convenience. The Member Representative, as such, is not personally liable for any of the obligations of any Apollonia Holder hereunder, and each of Parent and Merger Sub agrees that it will not look to the underlying assets of the Member Representative for the satisfaction of any obligations of the Apollonia Holders.

(d)     The Member Representative may resign from such role upon at least 10 business days’ prior written notice to Parent and the Apollonia Holders (it being understood that the Apollonia Holders beneficially holding a majority of the Apollonia Common Units (as of immediately prior to the Closing) may appoint a replacement, and from and after such appointment, such Person shall be a “Member Representative” for all purposes of the Transaction Documents). All rights of such Person to indemnification and exculpation hereunder shall survive such resignation.

(e)     A decision, act, consent or instruction of the Member Representative shall constitute a decision, act, consent or instruction from all of the Apollonia Holders and shall be final, binding and conclusive upon each of the Apollonia Holders. Parent may rely upon any such decision, act, consent or instruction of the Member Representative as being the decision, act, consent or instruction of every such Apollonia Holder. Parent and its Affiliates are hereby relieved from any, and shall have no, liability to any Persons for any acts done by Parent or its Affiliates in accordance with or in reliance upon any agreement, decision, act, consent or instruction of the Member Representative on behalf of each and every Apollonia Holder. In furtherance of the foregoing, any reference to a power of the Apollonia Holders under this Agreement, to be exercised or otherwise taken, shall be a power vested in the Member Representative.

* * * * *

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PARENT: St. Renatus, LLC		COMPANY: APOLLONIA, LLC

By:	/s/ Frank R. Ramirez	By:	/s/ Michael J. Herold
Name:	Frank R. Ramirez	Name:	Michael J. Herold
Title:	Chief Executive Officer	Title:	Chairman of the Board

MERGER SUB: SR Merger Sub, LLC		MEMBER REPRESENTATIVE: CLIFFORD M. BUCHHOLZ

By:	/s/ Frank R. Ramirez	/s/ Clifford M. Buchholz
Name:	Frank R. Ramirez
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Merger Consideration Exhibit

As a result of the Merger, each Apollonia Holder will receive a right to a specified number of St. Renatus voting Common Units in exchange for all of their Apollonia Units, including all Apollonia Common Units, all Apollonia Financial Rights Units and all related Apollonia governance rights. After the Merger, Apollonia Holders will receive a specified number of whole St. Renatus Common Units equal to the amount they are entitled to receive under Sections 8.3 and 4.2 of Apollonia’s LLC Agreement, as if Apollonia sold all its assets and liabilities to St. Renatus in exchange for the Aggregate Merger Consideration, consisting of up to 200,000 St. Renatus voting Common Units, valued at $70 per Common Unit, with such Common Units then distributed in kind to Apollonia Holders in the manner required by Section 8.3(c)(ii) which directs that such Distributions should be made pursuant to Section 4.2 of Apollonia’s LLC Agreement. An excerpt of the relevant provisions of the Apollonia LLC Agreement governing Distributions, including the definition of capitalized terms used in this Exhibit that are not otherwise defined in this Agreement, is included at pages 2 and 3 of this Exhibit.

Pursuant to Section 4.2 of the Apollonia LLC Agreement, Distributions are to be made first to the Members and Financial Assignees in proportion to and to the extent of each such person’s Invested Cash that has not previously been repaid, as set forth in Apollonia’s books and records. Invested Cash means any cash amount that Apollonia Holders invested in either the Company or invested through the purchase of Financial Rights from the Founding Members (with respect to any of the Financial Assignees). After each Member and the Financial Assignees have received a return of their Invested Cash in the form of St. Renatus Common Units (with a value determined to be equal to such Invested Cash owing to such Apollonia Holder), further Distributions of the remaining St. Renatus Common Units available for Distribution will be made in proportion to each Member’s and Financial Assignee’s Percentage Interests. No fractional Common Units in St. Renatus will be issued, any fraction will be rounded up or down to the nearest whole St. Renatus Common Unit. Apollonia will determine the total amount of Invested Cash for each Apollonia Holder and value the St. Renatus Common Units at $70 per Common Unit, a value determined by a special committee of the Apollonia Board of Directors. Apollonia Holders who have an Invested Cash amount will first receive the balance due of their Invested Cash in the form of St. Renatus Common Units, after reflecting prior cash Distributions made in previous years. The remaining St. Renatus Common Units, after all Invested Cash has been repaid as described above, will be allocated to all Apollonia Holders (including those who had no Invested Cash) based on their respective Percentage Interests, as measured by the number of Apollonia Common Units and/or Apollonia Financial Rights Units that they hold as compared to all outstanding Apollonia Common Units and Apollonia Financial Rights Units.

Prior to voting on the Merger, each Apollonia Holder will receive a statement from Apollonia as part of the proxy voting materials that will show the Apollonia Holder’s holdings of Apollonia Common Units and/or Apollonia Financial Rights Units pursuant to the Company records and their balance, if any, of Invested Cash as of immediately prior to the Merger. In addition, the statement will show the number of whole St. Renatus Common Units that such Apollonia Holder will receive in the Merger in exchange for the Apollonia Units such person holds.

Ex. A-1

Excerpt of Relevant Distribution Provisions from Apollonia LLC Agreement:

4.2     Distributions. Distributions of Net Cash Flow shall be made first to the Members and Financial Assignees in proportion to and to the extent of each such person’s Invested Cash, as set forth in the Company’s books and records, as the same may be amended from time to time for conversions of Company debt, the admission of new Members, additional acquisitions by existing Members, or additional transfers of Financial Rights to Financial Assignees by the Founding Members. After each Member and the Financial Assignees have received a return of their Invested Cash, further Distributions of Net Cash Flow will be made in proportion to each Member’s Percentage Interests taking into account any Distributions that are to be made to Financial Assignees by reason of a permitted Transfer of a Founding Member’s Financial Rights to Financial Assignees as set forth in the Company’s books and records.

8.2     Dissolution Upon Specific Events. The Company shall be dissolved and its affairs shall be wound up upon the happening of any of the following events:

(a)     when the period, if any, fixed in the Articles of Organization for the duration of the Company expires;

(b)     by order of a court pursuant to the Act; or

(c)     by action of a majority of the Members.

8.3     Winding Up. In the event that the Company is dissolved as provided in paragraph (a), (b), or (c) of Section 8.2:

(a)     The Company shall cease to carry on its business, except to the extent necessary for the winding up of the business.

(b)     The Company shall be wound up and terminated in accordance with the dissolution provisions of the Act and the Members shall be entitled to a full and general accounting of the Company’s financial affairs.

(c)     The assets of the Company shall be applied in the following order:

(i)     to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company; and

(ii)     to Members (and Financial Assignees) as provided in Section 4.2.

(d)     In winding up the affairs of the Company, the Board of Governors, or the Managers acting under the direction of the Board, may either sell the Company’s assets and distribute the net proceeds therefrom in accordance with the Act, or distribute the Company’s assets to the Members (and Financial Assignees) in kind, which Distributions in kind may be made non-ratably to the Members provided that the total Distributions to each Member comply with Section 8.3(c).

Ex. A-2

Recital E.     The Members executing this Agreement have determined that it is in the best interests of the Company to provide for a special priority Distribution to all of those Members (including future Members and Members who obtained their Units of Membership Interest through the conversion of Company debt) as well as Financial Assignees (with respect to Financial Rights) in order to distribute to them on a preferred and priority basis such amounts in cash as are necessary to distribute to them a full repayment of any cash amount (“Invested Cash”) that they invested in either the Company or invested in the purchase of Financial Rights from the Founding Members (with respect to any of the Financial Assignees), which Invested Cash amount is set forth in the books and records of the Company, as the same may be amended from time to time.

“Distribution” means the distributions to the Members or Financial Assignees of cash or other assets of the Company made from time to time pursuant to the provisions of this Agreement.

“Financial Assignees” means the permitted holders of Financial Rights which were acquired from the Founding Members and which Financial Rights are entitled to the preferred and priority return described in Section 4.2 of this Agreement as well as other rights to Distributions. Financial Assignees are not Members of the Company and they have no voting or other management rights in the Company.

“Financial Rights” means financial rights associated with Units originally held by the Founding Members that the Founding Members were permitted by the Company to assign to Financial Assignees, with the Founding Members permitted to assign an aggregate amount of up to $7 million in total of such Financial Rights.

“Founding Members” means Mark D. Kollar, on behalf of Renatus Holdings, LLC, and James P. Mulvahill.

“Member” means a person (as defined herein) reflected in the required records of the Company as the owner of one or more Units of Membership Interest in the Company.

“Net Cash Flow” means that net cash realized by the Company either from operations or from the sale or disposition of any or all of the assets of the Company after (a) allowance for a reasonable reserve as determined by the Board of Governors for capital expenditures, for working capital of the Company, for contingent or future liabilities of the Company and/or for debt service, (b) payment of all expenses incurred with respect to such operations or transactions, and (c) retirement of such amount of debt as the Board of Governors deems necessary or prudent in such situation; provided that in no event shall a determination of Net Cash Flow be made which would violate the terms of any present or future agreement of the Company with any bank, trust company, insurance company or other financial institution or any subsidiary or affiliate of any of the foregoing relating to indebtedness of the Company.

“Percentage Interest” means a Member’s ownership and voting percentage in the Company, subject to any Financial Rights that may have been assigned by a Founding Member to a Financial Assignee, as set forth in the Company’s books and records, as the same may be amended from time to time.

Ex. A-3

Annex B

May 8, 2018

Board of Directors
Apollonia, LLC

401 E. Lake Street
Wayzata, MN 55391

Members of the Board of Directors:

We understand that Apollonia, LLC (the “Company”) has entered into a Memorandum of Understanding dated February 23, 2018 (the “MoU”), among the Company, St. Renatus, LLC (“St. Renatus”) and Nasadent, LLC, pursuant to which the Company intends to engage in a proposed merger transaction (the “Proposed Merger Transaction”) involving its merger with a wholly owned subsidiary of St. Renatus and involving the settlement of certain litigation matters and the unitholders of Apollonia will receive voting Common Units of St. Renatus as consideration in the proposed merger and such related litigation settlements (collectively, the “Merger Transaction Consideration”).

The Board of Directors of the Company has requested the opinion of Palladian Valuations, LLC (“PV”) (the “Opinion”) as investment bankers as to the fairness, from a financial point of view, of the Merger Transaction Consideration to the Company unitholders (the “Engagement”). We have been retained solely for the purpose specified in the preceding sentence and we have not acted as the Company’s financial advisor in connection with the Proposed Merger Transaction or any related transactions.

In the course of this Engagement, we have, among other things:

(i)	Examined:

a)	The MoU,

b)	Certain financial statements of the Company that PV deemed relevant,

c)	Certain internal business, operating and financial information furnished by the senior management of the Company,

d)	Certain information provided by a third-party subscription service,

e)	Information regarding publicly available financial terms of certain other business combinations PV deemed relevant, and

1412 BROADWAY, SUITE 2304 • NEW YORK, NY 10018

Palladian Valuation, LLC

Apollonia, LLC
May 8, 2018

f)

The financial position and operating results of the Company compared with those of certain other publicly traded companies PV deemed relevant (as reported by information sources deemed to be reliable);

(ii)	Held discussions with members of the senior management of the Company and St. Renatus to discuss the foregoing;

(iii)	Considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and other relevant analytical analyses and considerations as deemed relevant;

(iv)

Relied, without independent investigation or verification but with the Company’s approval and agreement, upon the accuracy, completeness and fair presentation of all the information examined by or otherwise reviewed or discussed with us for purposes of this Opinion;

(v)

Assumed with the Company’s consent that all material assets and liabilities (contingent or otherwise) of the Company and St. Renatus are as set forth in the financial statements or other information made available to us;

(vi)	Neither made nor obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or St. Renatus, nor the value or ownership of patents and intellectual property;

(vii)

Not addressed the relative merits of the Proposed Merger Transaction or any related transactions compared to any alternative business strategies that might exist for the Company or any other transaction in which the Company might engage;

(viii)	Relied as to all legal, accounting and tax matters relating to the Company on the advice of the Company’s legal counsel, accountants and tax advisors;

(ix)	Assumed that the Proposed Merger Transaction will be consummated on the terms described in the MoU, without any amendment of any material terms or conditions;

(x)	Compared the Proposed Merger Transaction with other comparable and completed transactions that PV deemed relevant, as reported by reliable information services; and

(xi)	Performed such other analyses and considered such other information and factors as PV deemed appropriate.

Our Opinion is necessarily based on economic, market and other conditions as they exist and as they can be evaluated as of the date of this Opinion. Subsequent developments may affect, and may in the future affect, our Opinion. We received a fee upon execution of our agreement for this Engagement and will receive an additional fee upon delivery of this Opinion. Our fees are not contingent upon the successful completion of the Proposed Merger Transaction and we will not receive any other compensation upon the successful completion of the Proposed Merger Transaction. In the past, we have not provided investment banking or other financial services to the Company nor the other parties to the Proposed Merger Transaction. We may seek to provide investment banking and other financial services to the Company and St. Renatus in the future and would expect to receive fees for such services.

2

Apollonia, LLC
May 8, 2018

The Company has agreed to pay for certain expenses that may arise pursuant to the Engagement and has agreed to indemnify us from certain liabilities arising out of this Engagement.

We have not been requested to express any opinion with respect to, and we do not in any manner express any opinion with respect to, the Company’s underlying business decision to proceed with any aspect of the Proposed Merger Transaction or any related transactions. Our Opinion is limited to the fairness, from a financial point of view, to Apollonia’s unitholders of the Merger Transaction Consideration to be received by Apollonia’s unitholders in the Proposed Merger Transaction. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to, or items to be received by, any owners of other parties to the Proposed Merger Transaction and related transactions, any of the officers, directors or employees of any party to the Proposed Merger Transaction or related transactions, or any class of such persons, relative to or in comparison with the Merger Transaction Consideration to be received by Apollonia’s unitholders. We are not expressing any opinion herein as to the prices at which ownership units of any party to the Proposed Merger Transaction or related transactions would be expected to trade before, at or after the Proposed Merger Transaction.

In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets, claims or liabilities (fixed, contingent or otherwise) of the Company, St. Renatus or any other party concerning the solvency or appraised or fair value of any entity, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. For purposes of our Opinion we have been advised by the Company and St. Renatus managements of their shared belief that in the event the Proposed Merger Transaction and related transactions do not occur St. Renatus would cease to exist, no revenue to continue the royalty stream to Apollonia or its unitholders would be expected or projected, and any claim to ownership of any relevant patent by Apollonia would have uncertain and unknown value, if any. With Apollonia management’s direction and consent we have for purposes of our Opinion assumed that, in such event, such royalty streams would have no present value to Apollonia or its unitholders, and any patent claim by Apollonia should be given no present value as management believes that ownership of the patent likely would be contested and has represented that it is doubtful Apollonia could obtain the financial resources needed to pursue any legal claims. We have used such management estimated zero present value in our analyses without independent investigation or verification on our part.

It is understood that our Opinion is for the use of the Company’s Board of Directors in connection with its consideration of the Proposed Merger Transaction. Our Opinion is directed solely to the Board of Directors and does not constitute a recommendation as to how any director of the Company, or any unitholder of the Company, should vote regarding the Proposed Merger Transaction or as to whether any unitholder should exercise any dissenters’ or appraisal rights if any are available to such unitholder. The Company may disclose this Opinion only to the extent permitted pursuant to the terms of the letter agreement dated as of April 24, 2018 between PV and the Company.

3

Apollonia, LLC
May 8, 2018

This opinion has been approved by the PV fairness committee in accordance with our customary practice.

Subject to the foregoing, on the basis of our review and analyses, the assumptions described or referenced herein and such other factors as we deemed relevant, it is our opinion that as of the date hereof the Merger Transaction Consideration to be received by the Apollonia unitholders in connection with the Proposed Merger Transaction is fair, from a financial point of view, to the Apollonia unitholders.

Very truly yours, Palladian Valuations, LLC

Date: May 8, 2018	By:	/s/ Palladian Valuations, LLC

Annex C

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Financial Statements

and

Independent Auditors' Report

For the Years Ended December 31, 2017 and 2016

ST. RENATUS, LLC AND SUBSIDIARY

Table of Contents

1321 Oakridge Drive Fort Collins, Colorado 80525 -5763 P: 970-282-5400 F: 970-282-5499 www.EKSH.com EKS&H LLLP

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members

St. Renatus, LLC and Subsidiary

Fort Collins, Colorado

We have audited the accompanying consolidated financial statements of St. Renatus, LLC and Subsidiary (collectively, the "Company"), which are comprised of the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members' (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Board of Directors and Members

St. Renatus, LLC and Subsidiary

Page Two

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Renatus, LLC and Subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered significant recurring losses from operations and has a net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

EKS&H LLLP

Fort Collins, Colorado

August 31, 2018

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2017	2016

Assets

Current assets
Cash and cash equivalents	$394,589	$344,774
Accounts receivable	16,757	637,322
Due from Related Company	105,267	-
Inventories	1,738,560	4,280,801
Prepaid expenses and other	618,204	947,389
Total current assets	2,873,377	6,210,286

Non-current assets
Notes receivable - Related Company	4,340,222	4,340,222
Notes receivable - members	1,469,281	2,880,000
Interest receivable - related parties	1,459,247	1,277,966
Intangible assets, net	7,283,888	9,678,590
Equipment, net	2,097,030	2,184,363
Total non-current assets	16,649,668	20,361,141

Total assets	$19,523,045	$26,571,427

Liabilities and Members' (Deficit) Equity

Current liabilities
Accounts payable	$3,426,867	$9,128,569
Accrued expenses	223,831	215,950
Due to related parties	894,901	-
Current portion of long-term notes payable	10,728,962	2,131,400
Total current liabilities	15,274,561	11,475,919

Non-current liabilities
Notes payable, less current portion	4,735,139	-
Note payable - Related Company	9,000,000	9,000,000
Total liabilities	29,009,700	20,475,919

Commitments and contingencies (Note 4)

Members' (deficit) equity	(9,486,655)	6,095,508

Total liabilities and members' (deficit) equity	$19,523,045	$26,571,427

See notes to consolidated financial statements.

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Statements of Operations

	For the Years Ended December 31,
	2017	2016
Net sales	$211,849	$1,347,176

Cost of goods sold	4,962,001	1,251,723

Gross (loss) profit	(4,750,152)	95,453

Operating expenses
Payroll, benefits, and related	4,655,397	4,868,375
Depreciation and amortization	3,120,484	1,410,732
Professional fees	1,379,335	1,743,067
Other	1,160,856	841,590
Marketing	828,594	2,055,726
Unit-based compensation	419,468	380,852
Travel	387,520	592,548
Clinical trials and regulatory submissions	171,714	3,559,416
Total operating expenses	12,123,368	15,452,306

Other income (expense)
Interest income	234,147	206,368
Interest expense	(1,151,250)	(272,603)
Other expense	(246,141)	(271,121)
Total other expense	(1,163,244)	(337,356)

Net loss	$(18,036,764)	$(15,694,209)

See notes to consolidated financial statements.

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' (Deficit) Equity
For the Years Ended December 31, 2017 and 2016

	Common Units		Series A - Common Units		Series B - Common Units		Series C - Common Units		Series D - Common Units		Series E - Common Units		Investment Common Units		Series F - Non-voting Units		Series G - Non-voting Units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Accumulated Deficit in Development Stage	Total Members' (Deficit) Equity
Balance December 31, 2015	925,768	$-	71,000	$3,454,177	79,684	$4,283,055	116,397	$7,284,086	92,642	$6,422,290	106,919	$8,514,316	276,866	$18,185,994	33,328	$3,291,781	34,738	$4,497,247	$(47,723,951)	$8,208,995

Investment Common Units issued at $85 per unit (no issuance cost for CY)													84,704	7,199,840						7,199,840

Investment Common Units issued at $100 per unit (no issuance cost for CY)													20,000	2,000,000						2,000,000

Investment Common Units issued at $130 per unit (no issuance cost for CY)													23,077	3,000,010						3,000,010

Investment Common Units issued at $140 per unit (no issuance cost for CY)													7,143	1,000,020						1,000,020

To audited statement balance																				0

Unit-based compensation																			380,852	380,852

Unrealized gains and losses																				0

Net loss																			(15,694,209)	(15,694,209)

Balance December 31, 2016	925,768	$-	71,000	$3,454,177	79,684	$4,283,055	116,397	$7,284,086	92,642	$6,422,290	106,919	$8,514,316	411,790	$31,385,864	33,328	$3,291,781	34,738	$4,497,247	$(63,037,308)	$6,095,508

Investment Common Units issued at $130 per unit													38,460	4,999,860						4,999,860

Unit-based compensation																			419,468	419,468

Repurchase of member units	(500,000)																		(1,000,000)	(1,000,000)

Repurchase of restircted profit interest																			(300,000)	(300,000)

Distributions																			(1,664,727)	(1,664,727)

Net loss																			(18,036,764)	(18,036,764)

Balance December 31, 2017	425,768	$-	71,000	$3,454,177	79,684	$4,283,055	116,397	$7,284,086	92,642	$6,422,290	106,919	$8,514,316	450,250	$36,385,724	33,328	$3,291,781	34,738	$4,497,247	$(83,619,331)	$(9,486,655)

See notes to consolidated financial statements.

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016

Cash flows from operating activities
Net loss	$(18,036,764)	$(15,694,209)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,120,484	1,410,732
Unit-based compensation	419,468	380,852
Loss on disposal of equipment	245,122	-
Inventory obsolescence write off	2,698,274	-
Changes in assets and liabilities
Due from Related Company	(105,267)	-
Accounts receivable	620,565	(637,322)
Inventories	(156,033)	(4,280,801)
Prepaid expenses and other	329,185	(830,184)
Interest receivable	(235,289)	(202,227)
Accounts payable	(5,701,702)	8,123,847
Accrued expenses	7,881	13,795
Due to related parties	161,575	-
Net cash used in operating activities	(16,632,501)	(11,715,517)

Cash flows from investing activities
Advances to Related Company	-	(96,250)
Purchases of equipment	(645,783)	(1,293,098)
Proceeds from sale of equipment	69,000
Additions to intangible assets	(306,788)	(211,575)
Net cash used in investing activities	(883,571)	(1,600,923)

Cash flows from financing activities
Advances to members, net	(200,000)	(480,000)
Payments for repurchase of member units	(266,674)	-
Repurchase of restricted profit interests	(300,000)	-
Proceeds from sale of Common Units	4,999,860	13,199,870
Proceeds from issuance of notes payable	13,414,101
Payments on notes payable	(81,400)	(238,600)
Net cash provided by financing activities	17,565,887	12,481,270

Net increase (decrease) in cash and cash equivalents	49,815	(835,170)

Cash and cash equivalents - beginning of year	344,774	1,179,944

Cash and cash equivalents - end of year	$394,589	$344,774

(Continued on the following page)

See notes to consolidated financial statements.

ST. RENATUS, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of cash flow information:

Cash paid for interest for the years ended December 31, 2017 and 2016 was $1,064,046 and $275,044, respectively.

Supplemental disclosure of non-cash activity:

During 2017, $1,664,727 of notes receivable - members, which included accrued interest of $24,727, was reclassified to distributions. Accrued interest related to additional notes receivable - members of $29,281 was reclassified to notes receivable - members during the consolidation of multiple notes receivable - members agreements.

During 2017, 500,000 founder units were repurchased for $1,000,000 of which $733,326 was payable at December 31, 2017 and included in due to related parties (Note 7).

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

St. Renatus, LLC, a Delaware limited liability company, was formed on September 6, 2006. St. Renatus, LLC's planned principal operations are the patenting, developing, manufacturing, and marketing of a needle-free system that delivers anesthesia as a nasal spray for use in the dental profession. St. Renatus, LLC received FDA marketing approval for certain dental indications on June 29, 2016. In 2017, St. Renatus, LLC decided a pivot in focus would provide optimal traction in the market. As such, St. Renatus, LLC developed an add-on practice builder platform for dental professionals and began marketing it in July 2018. St. Renatus, LLC continues to research additional avenues for monetization of its patented products.

St. Renatus Management, Inc., a wholly owned subsidiary of St. Renatus, LLC, provides management and related services for St. Renatus, LLC.

As more fully explained in Note 5, St. Renatus, LLC was assigned the patent for a needle-free system that delivers dental anesthesia as a nasal spray by Apollonia, LLC, an unrelated company at the time of assignment. Subsequently, Apollonia, LLC became a company with common members but separate control, and it is now considered a related party ("Related Company") under generally accepted accounting principles, the determination of which is not related to determining common ownership as defined by the IRS.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of St. Renatus, LLC and its wholly owned subsidiary, St. Renatus Management, Inc. (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of December 31, 2017, balances of cash and cash equivalents not insured by the FDIC were approximately $667,000.

Accounts Receivable

At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customer. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. As of December 31, 2017 and 2016, no allowance was necessary.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

Inventories

Inventories consist of raw materials, work in process, and finished goods and are stated at the lower of cost or net realizable value, determined using the first-in, first-out method. Inventories include costs of material, direct labor, shipping and handling, and manufacturing overhead. During December 31, 2017 and 2016, $2,698,274 and $0 of inventory was written off, respectively.

Shipping and handling costs are recorded as a cost of inventory when received. When related inventory is sold, the Company records shipping and handling costs as cost of goods sold.

Prepaid Expenses and Other

Prepaid expenses and other consist primarily of regulatory product establishment, raw material procurement, and other expenses paid in advance.

Equipment

Equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to five years.

Intangible Assets

Intangible assets consist of patents and trademarks. Costs associated with establishing patents are capitalized as incurred and approved patents are amortized on the straight-line basis over their estimated useful lives. Costs associated with establishing the trademark are capitalized as incurred and are not required to be amortized, but instead are analyzed for impairment as discussed below.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. The Company did not recognize any impairment during 2017 or 2016.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is classified as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are passed through to its members, and no provision for federal income taxes has been recorded in the accompanying consolidated financial statements.

Through 2017, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes and interest or penalties, if any, would be imposed on the members rather than the Company. Accordingly, there would be no effect on the Company's consolidated financial statements.

Beginning January 1, 2018, new rules will apply to IRS audits of partnerships and limited liability companies that are taxed as partnerships. Under these rules, adjustments resulting from an IRS audit of the partnership will be assessed at the partnership level.

The Tax Cuts and Jobs Act ("Tax Act") was signed into law on December 22, 2017. The Tax Act includes significant changes to the U.S. corporate income tax system; limitations on the deductibility of interest expense and executive compensation; eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; changing the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. The Company does not expect the Tax Act to have a financial impact on the Company because, as a limited liability company, it is not subject to federal income tax and the tax effect of its activities accrues to the members.

Research and Development Costs

A significant portion of the Company's activities involve research and development activity classified as clinical trials, which includes additional development costs intended to meet ongoing FDA regulatory approval requirements. All such expenditures are charged to expense as incurred. Research and development costs for the years ended December 31, 2017 and 2016 were $171,714 and $3,559,416, respectively.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2015-11, Inventory: Simplifying the Measurement of Inventory, which requires inventory to be recorded at the lower of cost or net realizable value. The new standard was early adopted as of December 31, 2016. The adoption of this ASU did not have a material impact on the Company's financial condition, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which will require lessees to recognize a right-of-use asset and a lease liability for all leases that are not short-term in nature. For a lessor, the accounting applied is also largely unchanged from previous guidance. The new rules will be effective for the Company in 2020. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company's financial condition, results of operations and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes current revenue recognition requirements and industry-specific guidance. The codification was amended through additional ASUs and, as amended, requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company is required to adopt the new standard in 2019 and may adopt either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption using one of two retrospective application methods. The Company is continuing to evaluate the provisions of this new guidance and has not determined the impact this standard may have on its financial condition, results of operations, cash flows and related disclosures or decided upon the method of adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40), which requires an entity's management to evaluate, for each reporting period, including interim periods, whether there are conditions and events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The new guidance was effective for the Company in 2016. The adoption of this ASU did not have a material impact on the Company's financial condition, results of operations, or cash flows.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant recurring operating losses since its inception; has a significant amount of outstanding debt; and, in 2017, experienced a failed initial product launch, which raises substantial doubt about the Company's ability to continue as a going concern.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Substantial Doubt About the Company's Ability to Continue as a Going Concern (continued)

Management has taken several steps to address this uncertainty, including raising additional capital from its current investors; extending debt terms; reducing payroll expenses; discussing a merger with the Related Company, which would relieve approximately $2,500,000 of net debt obligations; converting notes payable to equity; developing an add-on practice builder platform for dental professionals that it began marketing in July 2018; and researching additional avenues for monetization of its patented products.

The ability of the Company to continue as a going concern is dependent on successful implementation of management's plans and achieving profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Note 2 - Balance Sheet Disclosures

Inventories are summarized as follows:

	December 31,
	2017	2016
Raw materials	$1,735,209	$1,803,949
Work in process	3,351	2,471,931
Finished goods	-	4,921

	$1,738,560	$4,280,801

Equipment consists of the following:

	December 31,
	2017	2016
Fill and labeling equipment	$2,138,291	$1,650,754
Office equipment	336,528	322,243
Computer equipment	123,817	132,811
Software	42,119	209,183
Clinical test equipment	29,842	29,842
Leasehold improvements	6,265	6,265
	2,676,862	2,351,098
Less accumulated depreciation and amortization	(579,832)	(166,735)

	$2,097,030	$2,184,363

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 2 - Balance Sheet Disclosures (continued)

Equipment depreciation and amortization expense for the years ended December 31, 2017 and 2016 was $418,994 and $56,018, respectively.

As of December 31, 2017 and 2016, purchased software and fill and labeling equipment of $246,000 and $1,424,280, respectively, were not yet placed in service and, therefore, not subject to depreciation or amortization.

Intangible assets consist of the following:

	December 31,
	2017	2016
Patents (Note 5)	$11,137,072	$10,843,740
Trademarks	203,729	190,272
	11,340,801	11,034,012
Less accumulated amortization	(4,056,913)	(1,355,422)

	$7,283,888	$9,678,590

Amortization expense for patents for the years ended December 31, 2017 and 2016 was $2,701,490 and $1,348,738, respectively.

Estimated future amortization expense of the patents is as follows (excluding trademarks):

Year Ending December 31,

2018	$2,730,234
2019	2,730,234
2020	730,234
2021	63,568
2022	63,568
Thereafter	762,321

$7,080,159

Accrued expenses consist of the following:

	December 31,
	2017	2016
Accrued vacation	$116,328	$183,784
Interest payable - due to related parties	53,229	-
Interest payable - notes payable	50,083	16,108
Accrued compensation	4,001	7,662
Accrued payroll taxes	190	6,996
Accrued property taxes	-	1,400

	$223,831	$215,950

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 3 - Notes Payable

Partially and Wholly Convertible Promissory Note Investment Agreements

During 2014, the Company entered into partially convertible promissory notes with investors for $550,000. Under the terms of these notes, the investors had the right to convert up to 25% of the original outstanding principal amount of the note or, if less, the principal amount then outstanding into Non-Voting Common Units at $100 or $130 per unit, depending on the note commitment date. The notes originally matured on December 31, 2017 and continue to accrue interest at 12%. The notes were extended and now mature on December 31, 2018. Payment of interest is due quarterly and principal is due at maturity. The 2017 extension increased the conversion rate from 25% to 50%.

During 2017, the Company entered into partially and wholly convertible promissory notes with investors for $13,414,101 of cash proceeds. Under the terms of these notes, the investors have the right to convert from 50% up to 100% of the original outstanding principal amount of the note, depending upon the terms or, if less, the principal amount then outstanding into Non-Voting Common Units ranging from $97.50 to $150 per unit, depending upon the terms of the note. The notes mature at various dates from March 31, 2018 through December 31, 2019 and accrue interest ranging from 10% to 12%. Total partially and wholly convertible promissory notes in the principal amount of $15,464,101 and $2,050,000 were outstanding as of December 31, 2017 and 2016, respectively.

A beneficial conversion feature ("BCF") arises when the conversion price of a convertible instrument is below the per share fair value of the underlying stock into which it is convertible. The issuer of the convertible instrument realizes a cost based on the theory that the intrinsic value of the price difference (i.e., the price difference times the number of shares received upon conversion) represents an additional financing cost. In the event this occurs and all other events detailed in the promissory notes giving rise to the contingent liability are met, the Company would be required to recognize the cost and liability related to the BCF on these notes. As of December 31, 2017, the fair value of certain notes with an outstanding principal balance totaling $5,735,139 featured conversion prices ranges from $97.50 to $104.00 per Non-Voting Common Unit, which was less than the fair market value of $130.00 per Common Unit. The terms of these promissory notes however require one or more equity financings, raising aggregate gross proceeds of at least $10,000,000, from one or more qualified institutional buyers (a "Qualified Financing) excluding (i) any "rights offering" or similar offering that may be offered to the Company's existing investors who are accredited investors (the "Rights Offering'') and (ii) the conversion of any of the 2017 notes and the conversion of any other promissory notes of the Company convertible units of the Company's equity before the optional conversion can be exercised. As the equity raise described above had not happened at the time of the auditors' report date, and it is not considered probable at this time that the conditions will be met, the accompanying consolidated financial statements do not reflect a reduction of income for a BCF with respect to these notes.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 3 - Notes Payable (continued)

Promissory Note with the Related Company

As further discussed in Note 5, during 2012, the Company completed milestones and recorded a $10,000,000 note payable to the Related Company as consideration for the assigned patent, and, at the same time, increased the amount of the Company's intangible assets by $10,000,000 for such patent. Note payments to the Related Company are to be paid by wire transfer of immediately available funds beginning after FDA approval of the New Drug Application ("NDA"), payments of which are required to be made in $1,000,000 increments for each $20,000,000 of net sales by the Company. Although not required, two $500,000 good faith debt payments were made in 2015 and 2014. As of December 31, 2017 and 2016, the outstanding principal balance of the note was $9,000,000. In addition, the Company is required to pay the Related Company a royalty of 10% of net sales and 30% of license revenue generated from products that involve anesthetizing a portion or all of a patient's maxillary dental arch, as such terms are defined in the Patent Assignment Agreement, once sales begin. There were no royalties earned for the year ended December 31, 2017 and royalties earned for the year end December 31, 2016 were approximately $134,700, of which the entire amount was accrued for and included in accrued expenses on the accompanying consolidated balance sheets. During the year ended December 31, 2017, the Company overpaid $105,267 of estimated royalties to the Related Company which was recorded as due from Related Company as of December 31, 2017.

Promissory Note with Former Board of Directors Chairman

During 2013, in connection with the separation from the Company of its former Board of Directors Chairman and consultant, the Company agreed to acquire all of the former Chairman's equity interests in the Company and all rights to acquire such equity interests, including 7,000 voting incentive units and 8,000 non-voting incentive units, in exchange for a $1,000,000 redemption payment ("Redemption Payment") payable in monthly installments of $20,000 with an original maturity date of March 2016 for the payment of remaining principal plus accrued interest at a 1% rate. During February 2016, the note was modified to increase the interest rate on the remaining obligation to 10% and the balloon payment was replaced with monthly installments of $20,000 through June 1, 2017. The Redemption Payment also resolved any disagreement between the former Chairman and the Company as to the Chairman's ownership of equity or rights to acquire equity in the Company. The principal balance was $81,400 as of December 31, 2016 and paid in full during 2017.

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases its main office under a non-cancelable operating lease, which expired June 30, 2018. As of the auditors' report date, the Company was in the process of renegotiating lease terms with a month-to-month verbal agreement in place until such terms are formally agreed upon. Rent expense for the years ended December 31, 2017 and 2016 was $121,712 and $159,258, respectively, which is included in other operating expenses on the accompanying consolidated statements of operations.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 4 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments are as follows:

Year Ending December 31,

2018	$34,386

Litigation

In the normal course of business, the Company may become a party to litigation from time to time. The Company maintains insurance to cover certain actions, and management believes that resolution of any such litigation will not have a material adverse effect on the Company.

Employment Agreements

The Company has entered into employment and advisor agreements with various employees and members of the Company.

Effective in 2014, the Company entered into an employment agreement with the Company's chief executive officer ("CEO") that expired August 31, 2017. Under this agreement, employment as the CEO was set to expire August 31, 2016. The Company extended the position of CEO on a month-to- month basis under the terms of the agreement. Pursuant to the agreement, the August 31, 2016 expiration of the CEO employment period can be extended for two years through August 31, 2018 by a vote of 75% of the Board of Directors, with the senior advisor period delayed until after the employment period ends. Under such agreement, the Company was also required to pay the Company's CEO a bonus of $250,000 at the conclusion of Phase 3 of the clinical trial and filing of the NDA submission for the needle-free system that delivers anesthesia as a nasal spray for use in the dental profession. The CEO earned the bonus on May 29, 2015 when the NDA was submitted. The bonus was paid in June 2015. Additionally, if the CEO's employment with the Company is terminated, the CEO may be entitled to severance pay at his base salary for the remaining term of the contract. The Board of Directors did not formally extend the CEO term, and the CEO was terminated August 2017. Based on the termination classification, the CEO was not entitled to severance pay. There are no future commitments related to this employment agreement.

During 2014, the Company entered into an employment agreement with the Company's president and chief operating officer ("COO") that expired August 31, 2017, unless terminated earlier. Under such agreement, if the COO's employment with the Company was terminated, the COO may be entitled to severance pay at his base salary for up to one year. The COO voluntarily resigned in April 2017; therefore, he received severance compensation equivalent to six months of his base salary. All severance was paid in 2017. There are no future commitments related to this employment agreement.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 4 - Commitments and Contingencies (continued)

Employment Agreements (continued)

During 2009, the Company entered into senior advisor agreements with two founding members, which agreements expired in 2012, but which were continued on a month-to-month basis thereafter. In 2015, one senior advisor entered into a new agreement through December 31, 2016 while the month-to- month agreement was maintained with the other senior advisor. Under the effective agreements, the Company was required to make monthly payments of $20,000 to each member for services performed. Such members also received monthly loan advances from the Company of $20,000 each. The agreement that expired on December 31, 2016 was not renewed and this founding member agreed to a formal separation agreement during July 2017. The month-to-month agreement was placed on hold subsequent to December 31, 2016 until formal Board of Directors resolution was reached during February 2017. This resolution resulted in a six-month agreement from March 1, 2017 through August 31, 2017, during which the payment terms remained consistent with the previous agreement. During July 2017, this resolution was dissolved due to this founder also agreeing to a formal separation agreement.

The Company has granted restricted profit interests to certain employees, executives, advisors, and members of the Board of Directors under the Common Unit Incentive Plan (the "Plan") (Note 6). The restricted profit interests are subject to various vesting schedules as determined by the Board of Directors. During 2014, all non-voting restricted profit interests held by members of the Board of Directors were converted from non-voting to voting restricted profit interests. Upon the occurrence of a forfeiture event, as defined, the Company has the right, but not the obligation, to redeem any unvested restricted profit interests for $1.00 per unit.

Common Unit Investment Agreements

During 2015, the Company entered into a Common Unit Investment Agreement with an investor, pursuant to which the investor agreed to purchase between $11,000,000 and $19,000,000 of voting Common Units, beginning in 2015 and ending in 2016, at prices between $85 and $110 per voting Common Unit subject to the Company meeting various milestones set forth in such agreement and the exercise, after the milestones are met, of various available call options and reciprocal call options by the parties. The total number of voting Common Units agreed to were 129,412 units. During 2015, in exchange for an $8,800,220 investment, the investor was issued a total of 103,532 voting Common Units ($85.00 per Common Unit).

During 2016, the investor mentioned above was issued the final 25,880 voting Common Units in exchange for a $2,199,800 investment. Additionally, the Company entered into another Common Unit Investment Agreement with this investor and one other, pursuant to which these investors agreed to purchase $11,000,070 of voting Common Units during 2016 subject to the Company meeting various milestones set forth in such agreement. The total number of voting Common Units agreed to were 109,044 units. During 2016, in exchange for an $11,000,070 investment, the investors were issued a total of 109,044 voting Common Units (ranging from $85 per Common Unit to $140 per Common Unit). One of the aforementioned investors assigned 4,166 voting Common Units to another investor during 2016.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 5 - Patent Assignment Agreement

As discussed in Note 3, the Company entered into a Patent Assignment Agreement with the Related Company whereby the Company acquired the patent to a needle-free system that delivers anesthesia as a nasal spray for use in the dental profession.

The Company plans on obtaining sufficient capital to pay for the patent through future equity and debt offerings as well as from other funding sources, including revenue from product sales.

Note 6 - Members' Equity

Member Units

The relative rights and privileges of the limited liability company membership interests have been determined by the Company's Board of Directors and are specified in the Company's Limited Liability Company Agreement, as amended. Each membership interest, other than certain restricted profit interests and interests issued as or converted into non-voting interests, is entitled to one vote at members' meetings and is equal to each other unit with respect to voting rights. Income and losses are allocated and distributions are made to all members in proportion to membership units.

During 2015, the Company's Board of Directors and members authorized the issuance of up to 2,300,000 Common Units, an increase from the prior authorized amount of 2,000,000 Common Units. The Company's Board of Directors and members also authorized up to 400,000 Common Units to be issued as incentive units (including restricted profit interests), an increase from the prior authorized amount of up to 360,000 incentive units. The number of authorized Common Units was increased to 2,640,000 during 2017 and Common Units to be issued as incentive units were increased to 528,000.

Founding Member Common Units

On September 6, 2006 (inception), the two founding members were each granted 470,000 Common Units (940,000 in total). In 2008, the Company repurchased 1,000 Common Units (500 each) from the founding members for $50,000 ($25,000 each). In 2009, the Company entered into agreements with the founding members of the Company to redeem 11,232 Common Units (5,616 each) for $63 per unit. Of these units, 2,232 units were used to repay $140,616 in loans between the members and the Company. The remaining 9,000 units were redeemed in exchange for notes payable by the Company to the founding members totaling $567,000 ($283,500 each). The notes were fully paid by the Company during 2010. In 2010, the Company repurchased 2,000 Common Units from the founding members for $126,000 ($63,000 each). During 2017, in connection with the formal separation agreements mentioned in Note 4, each founder surrendered 246,000 Common Units for a total of 492,000 Common Units in order for the Company to obtain new financing. Additionally, the Company entered into agreements with the founding members of the Company to redeem 8,000 Common Units (4,000 each) for $125 per unit payable in monthly installments without interest and due in full October 2018, included in due to related parties on the accompanying consolidated balance sheets (Note 7). Subsequent to December 31, 2017, the Company has ceased all payments until the Company has sufficient working capital to resume payments.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 6 - Members' Equity (continued)

Series A, B, C, D, E, F, and G Common Units and Other Common Unit Issuances

From 2008 through 2015, the Company issued 811,574 Series A, B, C, D, E, F, and G Common Units and Investment Common Units sold by the Company at prices ranging from $50 to $100 per unit and received proceeds of $55,932,946, net of issuance costs.

During 2016, the Company issued 134,924 Investment Common Units at prices ranging from $85 to $140 per unit and received proceeds of $13,199,870. As of December 31, 2016, 411,790 Investment Common Units were outstanding.

During 2017, the Company issued 38,460 Investment Common Units at $130 per unit and received proceeds of $4,999,860. As of December 31, 2017, 450,250 Investment Common Units were outstanding.

Common Unit Incentive Plan

The Company has a Common Unit Incentive Plan (the "Plan"), whereby it can grant restricted profit interests and unit options to employees, consultants, advisors, and members of the Board of Directors. Restricted profit interests allow the holder the right to share in the profits and losses of the Company but may prohibit the right to vote for certain holders. As of December 31, 2017, 528,000 units have been reserved for issuance under the Plan. The following restricted profits interests and unit options have been issued under the Plan:

Restricted Profit Interests

From 2006 through 2015, the Company issued 392,700 restricted profit interests to employees and members of the Board of Directors, and 20,000 of those profit interests were forfeited. As of December 31, 2017, 372,700 of the profit interests were vested and none were unvested. During 2017, the Company recognized approximately $62,000 of compensation expense related to these profit interests.

During 2016, the Company issued 13,000 restricted profit interests to a newly appointed member of the Board of Directors, a contract employee, and three investment advisors to the Company. As of December 31, 2017, 6,334 of these units had vested and 4,000 were repurchased at $1 per profit interest. Of the unvested units, 1,333 will vest in 2018 and 2019 respectively. The Company estimated the restricted profit interests to have a grant-date fair value of approximately $683,000. During the years ended December 31, 2017 and 2016, the Company recognized approximately $70,000 and $263,000 of compensation expense, respectively, related to these profit interests. The value of approximately $140,000 will be expensed over the remaining vesting period. Due to the repurchase of the 4000 units approximately $210,000 will not be expensed.

During 2017, the Company issued 6,000 restricted profit interests to employees. As of December 31, 2017, 2,250 of these units had vested. Of the unvested units, 1,250 will vest in 2018, 2019, and 2020 respectively. The Company estimated the restricted profit interests to have a grant-date fair value of approximately $766,000. During the years ended December 31, 2017, the Company recognized approximately $287,000 of compensation expense related to these profit interests. The value of approximately $479,000 will be expensed over the remaining vesting period.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 6 - Members' Equity (continued)

Common Unit Incentive Plan (continued)

Restricted Profit Interests (continued)

As of December 31, 2017, there were 387,700 restricted profit interests outstanding, of which 381,284 were vested. At December 31, 2017, 140,300 restricted profit interests were available for future grant awards under the Plan. As of December 31, 2017, there was approximately $479,512 of unrecognized compensation expense related to the restricted profit interests, which will be recognized through 2019.

Fair Value Determination

The fair value of each restricted profit interest and unit option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	For the Years Ended December 31,
	2017	2016
Approximate risk-free rate	1.83%	1.06%
Average expected life (in years)	3.00	0.17
Dividend yield	0%	0%
Volatility	274.00%	359.00%

The Company used a weighted average of comparable published volatilities to estimate the expected volatility and the length of time from issuance to completion of the first sale to determine the expected term. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of the grant. Historical information was used to determine the expected dividend yield and forfeiture rate.

Note 7 - Related Party Transactions

During 2017 and 2016, the Company paid its two founding members, who were also senior advisors to the Company, $120,000 and $480,000 in compensation, respectively, each year, which is included in payroll, benefits, and related expenses on the accompanying consolidated statements of operations.

Due from Related Company

During the year ended December 31, 2017, the Company overpaid $105,267 of estimated royalties to the Related Company, which was recorded as due from Related Company as of December 31, 2017 (Note 3).

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 7 - Related Party Transactions (continued)

Notes Receivable - Related Company

During 2008, the Company loaned funds to and received a note receivable from the Related Company. The balance of this note was $2,500,000 at December 31, 2017 and 2016. The note accrues interest at 5.00% with accrued interest and principal due upon completion of a certain milestone. As of December 31, 2017 and 2016, $1,399,161 and $1,209,382, respectively, in interest had accrued on the note and is included in interest receivable on the accompanying consolidated balance sheets.

During 2009 through 2015, the Company loaned funds to and received notes receivable from the Related Company. During 2016, the Company loaned an additional $96,250 to the Related Company. The outstanding balance of these notes were $1,840,222 at December 31, 2017 and 2016. The notes accrue interest at the Applicable Federal Rate (1.12% at December 31, 2017) and are due on demand. As of December 31, 2017 and 2016, $60,086 and $68,584, respectively, in interest had accrued on the notes and was included in interest receivable on the accompanying consolidated balance sheets.

The aggregate principal amount owed to the Company from the Related Company was $4,340,222 as of December 31, 2017 and 2016. Accrued interest receivable on these transactions was $1,459,247 and $1,277,966 as of December 31, 2017 and 2016, respectively. Pursuant to the notes, the Company has the right to offset the balance of the notes receivable against the amount owed to the Related Company under the Patent Assignment Agreement (Note 5).

Notes Receivable - Members

From 2011 through 2017, the Company loaned funds to and received notes receivable from its founding members who were also senior advisors to the Company. Both founders agreed to formal separation agreements as discussed in Note 4. One founder's notes were reclassified to distributions as part of the founder's formal separation agreement. The other founder's notes along with accrued interest were consolidated into a new term note. The total balance of the remaining consolidated term note for one founder and notes for both founders were $1,469,281 and $2,880,000 at December 31, 2017 and 2016, respectively. The remaining founder term note accrues interest at The Wall Street Journal Prime Rate (4.50% at December 31, 2017). The term of the note requires payment upon a "Company Liquidity Event" defined as the sale or merger of the Company resulting in more than fifty percent of the Company's outstanding equity being acquired for cash by an unrelated party or the sale of all or substantially all of the assets of the Company, with the founder receiving proceeds therefrom at least equal to the outstanding principal and accrued interest on the term note at such time. If (i) no Company Liquidity Event occurs by January 1, 2028, or (ii) the founder fails to abide by the terms of this Agreement, then, in any such case the Company may make a demand for immediate repayment of the term note, plus all accrued interest thereon through the date of payment.

Due to Related Parties

As of December 31, 2017 and 2016, $161,575 and $0 was due to employees and other related parties for expense reimbursements and other costs.

ST. RENATUS, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 7 - Related Party Transactions (continued)

Due to Related Parties (continued)

During 2017, the Company entered into agreements with the founding members of the Company to redeem 8,000 Common Units for $125 per unit payable in monthly installments without interest and due in full October 2018 (Note 6). As of December 31, 2017, $733,326 was outstanding.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the consolidated financial statements were available to be issued. The Company determined the following subsequent events required disclosure in these consolidated financial statements:

From January 1, 2018 through August 16, 2018, the Company issued convertible notes to investors and received proceeds of $5,236,333.

From January 1, 2018 through August 16, 2018, 65,500 restricted profit interests were granted. These restricted profit interests vest over the next two years.

EKS&H